As confidentially submitted to the Securities and Exchange Commission on July 6, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein is strictly confidential.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Chobani Inc.

(Exact name of registrant as specified in its charter)

Delaware	2000	87-1268935
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

669 County Road 25

New Berlin, New York 13411

Telephone: (607) 847-7413

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Hamdi Ulukaya

Founder, Chief Executive Officer and Chairperson

Chobani Inc.

669 County Road 25

New Berlin, New York 13411

Telephone: (607) 847-7413

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Andrew Fabens Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000	Kathy Leo Chief Legal Officer, General Counsel and Secretary Chobani Inc. 669 County Road 25 New Berlin, New York 13411 (607) 847-7413	Michael Kaplan Roshni Banker Cariello Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Smaller reporting company	☐

						Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.001 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”)
(2)	Includes shares subject to the underwriters’ option to purchase additional shares, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated                    , 2021

PROSPECTUS

             Shares

Class A Common Stock

This is Chobani Inc.’s initial public offering. We are selling                shares of our Class A common stock.

We expect the public offering price to be between $            and $            per share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares of our Class A common stock will trade on the                  under the symbol “CHO.”

We intend to cause Chobani Global Holdings, LLC to use a portion of the net proceeds of this offering to repay indebtedness, to purchase Class B Units of Chobani Global Holdings, LLC indirectly held by Hamdi Ulukaya, our Founder, Chief Executive Officer and Chairperson, and to fund a portion of the merger consideration payable to the Healthcare of Ontario Pension Plan Trust Fund (“HOOPP”) in connection with the merger of HOOPP Capital Partners (Greek) LLC (“HOOPP Blocker”) into Chobani Inc. There is no public market for the Class B Units. The purchase price payable by us to the holders of such units will be equal to the public offering price of our Class A common stock, less the underwriting discounts and commissions referred to below.

Following this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. Each share of Class A common stock is entitled to one vote per share on all matters presented to our stockholders generally. Each share of Class B common stock is entitled to ten votes per share on all matters presented to our stockholders generally. Holders of our common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise provided in our amended and restated certificate of incorporation (the “certificate of incorporation”) or as required by applicable law. The holders of Class B common stock will not have any economic rights, including any of the economic rights (including the rights to dividends) provided to holders of Class A common stock.

Immediately following the offering, all of the issued and outstanding shares of our Class B common stock will be beneficially owned by Hamdi Ulukaya, and he will directly or indirectly control approximately     % of the voting power of our common stock with respect to director elections (or approximately     % of the voting power with respect to director elections if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). As a result, we will be a “controlled company” under the corporate governance rules of the                 , and therefore we will be permitted to, and intend to, elect not to comply with certain corporate governance requirements thereunder. See “Organizational Structure” and “Management—Controlled Company Exemption.”

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 30 to read about factors you should consider before buying shares of our Class A common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to us, before expenses	$	$

(1)	Please see “Underwriting” for a description of compensation payable to the underwriters.

The underwriters may also exercise an option to purchase up to an additional                shares of our Class A common stock from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Class A common stock will be ready for delivery on or about                     , 2021.

Goldman Sachs & Co. LLC	BofA Securities

The date of this prospectus is                 , 2021.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Through and including                     , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, nor the underwriters have authorized anyone to provide you with information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell, and seeking offers to buy, Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

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Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

For investors outside of the United States: We have not and the underwriters have not, done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside of the United States.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

GENERAL INFORMATION

Unless otherwise indicated or the context otherwise requires, references in this prospectus to (i) “Chobani Inc.” refer to Chobani Inc., a Delaware corporation, the company conducting the offering made pursuant to this prospectus and not to any of its subsidiaries and (ii) the “Company,” “we,” “us,” “our” and “Chobani” refer to Chobani Inc. and its consolidated subsidiaries. Chobani Inc. was incorporated as a Delaware corporation on June 15, 2021 and, prior to the consummation of the Reorganization described herein and our initial public offering, did not conduct any activities other than those incidental to our formation and our initial public offering.

Presentation of Financial Information

Chobani Global Holdings, LLC (“Chobani Global Holdings”) is the predecessor of the issuer, Chobani Inc., for financial reporting purposes. Chobani Inc. will be the audited financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:

•

Chobani Inc. Other than the audited balance sheet as of                , the historical financial information of Chobani Inc. has not been included in this prospectus as it has no business transactions or activities to date other than those incidental to its formation and preparation of this prospectus and the registration statement of which this prospectus forms a part. Chobani Inc. had no other assets or liabilities during the periods presented in this prospectus.

•

Chobani Global Holdings. As we will have no other interest in any operations other than those of Chobani Global Holdings and its subsidiaries, the historical consolidated financial information included in this prospectus is that of Chobani Global Holdings and its subsidiaries.

Immediately following this offering, Chobani Inc. will be a holding company, and its sole material asset will be a controlling equity interest in Chobani Global Holdings. As the sole managing member of Chobani Global Holdings, Chobani Inc. will operate and control all of the business and affairs of Chobani Global Holdings and, through Chobani Global Holdings and its subsidiaries, conduct our business. The Reorganization will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Chobani Inc. will recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical financial statements of Chobani Global Holdings. Chobani Inc. will consolidate Chobani Global Holdings on its consolidated financial statements and record a noncontrolling interest related to the Class B Units indirectly held by Hamdi Ulukaya on its consolidated balance sheet and statement of operations. See “Organizational Structure.”

Our fiscal year is comprised of 52 or 53 weeks, ending on the last Saturday of the calendar month of December. References to “2021” refer to our 2021 fiscal year, which will end on December 25, 2021, references to “2020” refer to our 2020 fiscal year, which ended on December 26, 2020, references to “2019” refer to our 2019 fiscal year, which ended on December 28, 2019 and references to “2018” refer to our 2018 fiscal year, which ended on December 29, 2018. Fiscal years 2020, 2019 and 2018 included, and 2021 will include, 52 weeks.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

Market and Industry Data

This prospectus contains estimates, projections and other information concerning (i) our industry, (ii) our business, (iii) the markets for our products and (iv) data related to certain sub-markets, their

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

size and our position within such sub-markets. Except as otherwise noted, all industry and market data in this prospectus is based in part on data reported by (i) Nielsen Consumer LLC (“Nielsen”) through its                Service for the U.S. Yogurt (including drinkables), U.S. Greek Yogurt, U.S. Creams and Non-Dairy Creamers, U.S. Milk and Milk Alternatives, U.S. Beverages, U.S. Coffee-Liquid categories for the                period ending                , or (ii) Information Resources, Inc. (“IRI”) for the U.S. total yogurt market (including drinkables), the U.S. Greek yogurt market, the U.S. Dairy Creamers market, and the U.S. Plant-based Beverage Alternatives market for the                period ending                . Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of the independent sources listed below, our internal research and knowledge of our market. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. We have not independently verified market data and industry forecasts provided by any of these or any other third-party sources referred to in this prospectus. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Forward-Looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the projections and estimates made by the independent third parties and us.

Unless otherwise expressly stated, we obtained industry, business, market and other data from the reports, publications and other materials and sources listed below. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

Trademarks

We own or have the rights to use various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not, imply a relationship with, or endorsement or sponsorship by, us. Solely for convenience, the trademarks, service marks and trade names presented in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Letter from Hamdi Ulukaya, Our Founder and Chief Executive Officer

Chobani is the story of a few dedicated everyday people coming together to create something extraordinary. Together, we have built a transformative force in the food industry that aims to provide good food for all while also improving our communities. We are a new kind of company that operates on a simple fundamental principle that we do well by doing good.

I immigrated to the United States in 1994 seeking opportunity and freedom and have benefitted more than I ever could have imagined from my home over the past 27 years. However, when I arrived here, I found that the food I had access to did not measure up to what I experienced in Turkey. In particular, I could not find the same high-quality yogurt we made on our family farm—a food that was so much a part of my childhood and identity. American yogurt was sugary, watery, and not nutritious. As I learned more about how food was made in the United States, I became convinced that this wasn’t because of different taste preferences, but because of choices made by big companies who prioritized low cost of production over the real desires—and well-being—of consumers.

The approach these companies took made me frustrated and angry. From my upbringing in Turkey, I knew that high quality food did not have to be a luxury only available to the well-off. Growing up, we were not rich, but we had access to good bread, delicious olive oil, fresh fruit and vegetables, and our family made fresh, simple cheese and yogurt that was available to everyone in our community. It hit me right in the heart: everyone in America should have access to good nutritious food.

So I decided to challenge the status quo and create my own food company. It all started when I came across a piece of mail advertising a fully equipped yogurt factory for sale in New Berlin, New York. I was intrigued and the next day, on a whim, I took the most important drive of my life to go see this factory. The factory was old and in bad shape. The previous owner—a large food conglomerate—had given up on the factory and thought it was worthless. Even worse, I felt like they had given up on the people who worked there—there were 55 of them left and their only job was to break the plant apart and close it forever. Not only was a factory being dismantled, but also families and an entire community.

I took a leap of faith and bought the factory using a small business loan. I hired back five of the employees—the ones who were bold enough to work for an immigrant with no money and no timeline for paying them. The first thing we did was paint the walls together—our first act of the teamwork that would define the company forever. The second thing we did was outline our strategy to launch a yogurt that Americans had never tasted before. We spent two years perfecting every detail of our product: ensuring we had the right milk, the best fruit, a different container and imagery, and the right equipment and process. I spent days and nights working together with our team, often sleeping on the factory floor, making sure that we had a product that consumers would love.

We made the decision to do things differently from the very beginning because we wanted to make better products and be proud of the company we were building. Which meant that we would never compromise the quality or nutrition of our product, we would make our food for everyone, and we would always take care of our people and support our community. These simple principles were and are our bedrock, and they continue to live in every one of our people, and in every decision that we make.

And it worked. Five years after we sold our first cup of yogurt, Chobani was a billion-dollar brand. Today, we create opportunities for more than 2,000 colleagues, sell our products in more than 90,000 retail locations, operate primarily in four countries, lead the category we created, and are transforming the way yogurt, oat milk, coffee creamer, ready-to-drink coffee, and non-dairy probiotic beverages are made and consumed. Chobani was founded on a mission to disrupt the status quo—we will continue to innovate and disrupt around new products and categories following the same formula that got us to where we are today.

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Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

We have built Chobani for the long-term. We have made significant investments in the past few years to ensure we control our innovation capabilities, our production, our distribution, and our marketing. This makes us different from other food companies. We continuously invest in our people and our infrastructure so that we never lose the ability to develop, launch, and scale our products very fast.

Our success confirms that Americans want high quality food and that how a company is run is as important as what it makes. Together, we are building the leading modern food company that is empowering people around the world to turn away from legacy food full of unhealthy, processed ingredients and toward Chobani products that are delicious, natural, nutritious, and accessible. And together we are supporting our employees, giving back to communities, protecting the environment, working to eradicate hunger, and working to employ and support immigrants and refugees.

While Chobani has come a long way since we re-opened the factory in 2007 (by the way, many of our earliest employees are still with us!), we are still a young, energetic, entrepreneurial company. I still feel most comfortable in our factories, alongside my team – all of whom are owners of our business—developing and executing on new ideas to strengthen our leadership position and sustain our growth.

As I think about the next stage of this incredible journey, I am excited to partner with new shareholders who share our mission to provide good food for all while improving our communities. Our goal is lofty—but achievable: we will recreate the way food is made and consumed all over the world and be a new model for how a next-generation company should operate responsibly.

I invite you to join our journey.

Sincerely,

Hamdi Ulukaya

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

This summary highlights selected information discussed in this prospectus. The summary is not complete and does not contain all of the information you should consider before investing in our Class A common stock. Therefore, you should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus, before making a decision to purchase shares of our Class A common stock. Some of the statements in this summary constitute forward-looking statements. See “Forward-Looking Statements.”

Overview

Who We Are

Chobani is driven by a simple yet powerful mission: making high quality, nutritious food accessible to more people while elevating our communities and making the world a healthier place. In short, to provide good food for all.

We deliberately created a values-driven, people-first, food-and-wellness-focused strategy that has guided us since Hamdi Ulukaya founded the Company in 2005. Hamdi’s founder mentality is rooted in disruption, innovation, consumer-centricity and inclusion, fueling our success over the past 14 years. This mindset and culture have enabled Chobani to reinvent multiple food categories, redefine consumer expectations for the food they consume and change the model for how companies operate responsibly. We aspire to be the most innovative and impactful food company in the world.

At Chobani, we are an anti-traditional consumer packaged goods company. We challenge the old, staid and conventional status quo represented by our legacy competitors by creating food that is delicious, natural, nutritious and accessible (DNNA). Throughout our history, we have paired our innovative mindset with deliberate investments in people, plants and our sales and distribution platform (our 3Ps) that, coupled with unparalleled in-house execution capabilities, allow us to innovate rapidly and build scale across categories seamlessly. As a result, we believe we can move from concept to shelf more quickly than our competition and, importantly, with better quality, more natural and nutritious food options.

This disruptive, nimble, owned-asset approach fuels our success, ensuring exceptional product quality, deep relationships with retail partners, enduring trust with consumers and category leadership. Our mission and strategy have and will remain the same as we enter our next chapter of growth, driving a culture that builds on our past successes and creates opportunity to generate sustainable growth for the future by replicating our playbook across categories and geographies. Importantly, our growth creates a virtuous cycle. Chobani’s success increases our ability to impact our communities and to contribute to the health and wellbeing of millions of people, which then powers our unique brand and connects us more deeply with our consumers.

We believe good food has great power to improve bodies, families, communities, economies and the environment. At Chobani, we work with thousands of talented colleagues from diverse backgrounds, support our local farmers, and enthusiastically contribute to the fabric of the places in which we live and work. We prioritize giving back to our communities and beyond: working to eradicate child hunger, supporting immigrants, refugees and members of underrepresented groups, honoring veterans and protecting the planet. As we pursue our mission, we seek to simultaneously reinforce the power of the Chobani brand and drive sustainable growth and value for our employees, customers and stakeholders.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Our Business

Hamdi Ulukaya founded Chobani in 2005 when he purchased a shuttered manufacturing plant in New Berlin, New York with a dream of bringing healthy, high-quality food to more people. From the purchase of our first plant in 2005 with a handful of employees, we invented an entirely new food category in the United States—Greek yogurt—that completely disrupted an old one.

We were early to identify a once-in-a-generation mega-trend towards healthier eating preferences and leveraged our innovation and brand-building capabilities to create a portfolio of high-quality yogurt products that rapidly gained market share. We distributed these products into mass market channels—not just specialty stores—where nutritious packaged food typically had not been available and positioned our offerings with pricing that was attractive and accessible to all consumers. This strategy allowed Chobani to reach approximately $1.1 billion in net sales in 2013, while building the key relationships, brand awareness, trust, and scale that we benefit from today.

We made the strategic decision to focus on a single brand across our entire company and instill it with great meaning – we define this as our “branded house”, in contrast to the legacy, more widely utilized house of brands strategy. Our single-brand approach enables us to efficiently deploy investment and scale to support the Chobani brand and to repeatedly disrupt and re-invent large, established categories and expand into other aisles, product formats, channels, categories, and geographies. We believe the “branded house” we have built means consumers are more inclined to try new products with the Chobani brand.

Today we believe that the Chobani brand is synonymous with high-quality, delicious, healthy food and making a social and environmental impact, both of which resonate very strongly in the current marketplace. This creates authentic, mutual connections with consumers who are increasingly seeking an emotional, values-based relationship with the brands they choose—a core insight of our business since day one. As we advance our mission and our social impact grows, so too will the value of our brand in the eyes of our customers and consumers.

Our success is built on having the people, capabilities, and capacity within our company to deliver strong growth through innovation. We are makers at heart and have built a platform of production and execution capabilities that fuel our innovation engine. We view the following owned assets to be crucial and differentiated elements of our platform that serve as a competitive advantage for innovation, execution, operational flexibility, speed to market, and agility:

•

In-house production capabilities across our three plants with 1,900 dedicated people. We have a manufacturing facility in New Berlin, New York, a state-of-the-art multi-platform factory in Twin Falls, Idaho, and an additional facility in Melbourne, Australia.

•	Chobani Labs facility in New Jersey with a dedicated group of microbiologists, molecular biologists and biochemists to help realize the future of food and unlock groundbreaking innovation.

•	Internal R&D and Innovation teams in our Chobani Innovation and Community Center, attached to our Twin Falls, Idaho manufacturing facility, where we ideate and commercialize our new products.

•

Demand and Commercial Team consisting of our dedicated, direct sales force of approximately 180 people, a retail execution team of more than 100 people that forges deep relationships with key retail partners, a category management and insights team of more than 25 people and a consumer loyalty team.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

•	In-house, award-winning creative agency and packaging design team of more than 30 people that enables us to build and position our brand ethos consistently across our creative endeavors.

Innovation is foundational to our company. We are in a unique position to innovate and bring new products to market due to our ability to scale manufacturing and utilize our robust in-house platform. This is perhaps best evidenced through the introduction and early success of our more recent new category launches, including our Chobani Oat, Chobani Coffee Creamers, ready-to-drink Chobani Coffee and Chobani Probiotic lines of products. Our trusted brand and expertise in the food value chain has enabled us to drive awareness and helps us convert Chobani loyalists into these new high-growth categories. For example, since entering the oat milk market in December 2019, Chobani Oat has grown to a market share of                as of                 , much quicker than we had disrupted the yogurt category.

We currently sell our products in single-serve, multi-serve, and/or multi-pack formats through over 90,000 retail locations in the United States. In addition to our key customers, which include Wal-Mart, Whole Foods, Amazon, Target, Kroger, Publix, Costco and Safeway/Albertsons, we also sell our products to various other national and regional retailers, including convenience and drug stores, as well as a significant number of food service customers. Our diverse retail presence and innovative capabilities allow us to elevate the quality and accessibility of our products and ensure they are widely available for our consumers.

Chobani also has an international presence through the operation of a manufacturing facility in Melbourne, Australia and participates in certain international export markets, such as Mexico and Canada.

For the year ended December 26, 2020, we generated net sales, net loss and Adjusted EBITDA of approximately $1.4 billion, $58.7 million and $191.0 million, respectively, achieving year-over-year net sales and Adjusted EBITDA growth of 5.2% and 7.8%, respectively – even after significant brand investment in new platforms. We experienced a year-over-year increase in net loss of 200% for the year ended December 26, 2020. For the three months ended March 27, 2021, we generated net sales, net loss and Adjusted EBITDA of approximately $385.0 million, $14.5 million and $42.5 million, respectively, achieving year-over-year net sales growth of 5.3%. For the three months ended March 27, 2021, year-over-year, Adjusted EBITDA remained flat and we experienced a reduction in net loss of 22.1%. See the reconciliation of non-GAAP financial measures included in footnote (1) to the summary financial information table included in “Summary Historical Consolidated Financial Information.”

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

FY 2010—FY 2020 Net Sales ($ Millions)

Our Market Opportunity

Chobani operates in the large and growing Packaged Food & Beverage industry in North America, Australia and certain export markets. In 2007, Chobani disrupted the United States total yogurt market by pioneering the Greek yogurt category and we have maintained our leading position as the #1 Greek yogurt brand. This success has underpinned our ability to continue innovating into new and emerging categories, unlocking a massive Packaged Food & Beverage Total Addressable Market (TAM) of approximately $599 billion in North America and Australia.

Since our founding, Chobani has focused on providing delicious, nutritious and natural food that is accessible to all, and continues to benefit from evolving consumer trends towards healthier food and beverage options. According to the International Food Insight Counsel, 62% of consumers rate the healthiness of food as a very important factor in their purchasing decisions and 75% of consumers have increased the healthiness of their diets over the last ten years. Similarly, according to a Food Business News report, 25% of consumers are actively trying to manage their health through food. Chobani is well-positioned to capitalize on these health and wellness secular mega trends given our commitment to offering products that are high in protein, low in sugar, with billions of probiotics, and made from natural ingredients.

We see significant growth potential for our yogurt products and have unlocked meaningful new whitespace in adjacent categories through our highly successfully recent launches of our oat milk, coffee creamer, ready-to-drink coffee and plant-based probiotic beverage product lines. We believe that our strong brand recognition, powerful innovation engine, scale and unique platform of owned-production and in-house execution capabilities will enable us to continue to enter into new categories that will create new and incremental opportunities in the future.

We currently operate in the following product categories:

Yogurt

Yogurt, and in particular Greek yogurt, has benefited from the growing demand for natural, healthier, higher protein, and lower sugar food products. As part of the broader health and wellness trends, the introduction of Greek yogurt has changed American tastes and preferences in yogurt and

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

significantly disrupted the market. Since 2009, the overall United States spoonable yogurt market has grown from $4.5 billion at a CAGR of     % to $              in retail sales for the 52-week period ended                 , 2021. The Greek yogurt segment has led this growth, growing from 4.4% to     % market share over that same time period, with $             in retail sales, which represents a     % CAGR. Before Greek yogurt became a broadly available category, the total United States yogurt market had virtually no Greek yogurt product and was dominated by two large, established players, both of which offered only conventional, higher sugar, lower protein yogurt products. In 2007, Chobani entered the United States yogurt market as a disruptor, focusing entirely on Greek yogurt products. Only six years after the first cups of Chobani hit the shelves in New York in 2007, Chobani generated approximately $1.1 billion in net sales and drove approximately 45% of total spoonable category growth in the same period.

Since June 2020, Chobani has been the #1 brand in the total Yogurt category with    % market share. Chobani is also the market leader within Greek Yogurt, and currently holds     % market share. Over the last three years, Chobani’s market share has increased     %, the highest increase amongst the top three players in the market, who collectively hold approximately     % share based on retail dollar sales. In the 52 weeks ended                    , 2021, the total yogurt category grew     % , while Chobani significantly outpaced the market, growing     % and captured     % in market share.

Total U.S. Yogurt Market Share xAOC (%)

Chobani entered the Australian market in 2011 following the acquisition of the Gippsland Dairy brand and its factory, and quickly grew to become the #1 brand in the market. The Chobani brand currently represents     % of the aggregate $            billion yogurt market in Australia. The global yogurt market represents $                billion and represents a tremendous opportunity for future growth for us outside of the United States and Australia.

Plant-Based Milk

Plant-based milk in the United States is a large and high growth category generating $2.4 billion in revenue and growing at     % during the 52 weeks ended                     , 2021. Plant-based milk includes a variety of milk alternatives, including oat, almond, coconut, and soy milk. Today, plant-based

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milk represents                % of the broader $15.7 billion milk market, which is up from only     % four years ago. The category has experienced significant momentum and benefited from changing consumer preferences towards healthier food and lactose-free beverage options. New and emerging categories within plant-based milk are expected to offer significant future growth and expansion opportunities.

The United States oat milk market, specifically, has experienced explosive growth in recent years and is the fastest growing segment within plant-based milk. As of                     , 2021 , it was a $                 category, growing     % year-over-year. Oat milk is gaining significant share within the overall plant-based milk category, rising from     % to                % during the 52 weeks ended                     , 2021. Oat milk is also taking share from other popular plant-based milk alternatives, like almond milk, whose market share decreased from     % to     % over the same time period.

Compared to other plant-based milks, oat milk is attractive based on its nutritional accessibility (given the product contains no nuts or soy) and its environmental profile and role in regenerative agriculture. Perhaps most importantly, relative to dairy alternatives, oat milk does not compromise taste or texture (it tastes great drinking straight from a glass) and its versatility makes it ideal for many uses, including adding to coffee, tea, smoothies, cereal, and more.

Total U.S. Oat Milk Market Size xAOC ($ Millions)

The oat milk market is heavily concentrated, with four brands accounting for     % of the category. Since entering the market in December 2019, Chobani Oat has been well received by both retailers and consumers, capturing     % of U.S. market share. From March 28, 2020 to                , 2021, Chobani Oat retail sales have grown     %, ahead of the category and several incumbents.

Coffee Creamers

The landscape within the United States coffee creamer category exhibits similar dynamics to the yogurt market 15 years ago. The market is highly concentrated with the top four legacy players controlling approximately     % of the category. Coffee creamers are often perceived as “fresh dairy” when in reality, many of the products are actually oil-based with no cream, and are made with artificial ingredients. The category is approximately $             in retail sales and as of                  , 2021, has grown at a     % CAGR since 2017. The dairy-based coffee creamer segment now represents     % of

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the total coffee creamer category and is the fastest growing segment. Chobani has secured the #             position with     % market share in the dairy coffee creamer category since its launch in December 2019. Chobani benefits from our consumers’ desire to consume delicious products that are made with fewer and natural ingredients. We also offer a full line of oat-based coffee creamers that are made with gluten-free oats and natural flavors. The coffee creamer category, like many others, is benefiting from a variety of both dairy- and plant-based options, which are disrupting the category with their craft product positioning.

Consistent with our focus across all parts of our business, we strive to minimize waste throughout the manufacturing process. Cream is a natural byproduct of our yogurt-making process and we sell most of this excess cream into the food service channel, typically to butter producers. We use the remaining cream in our yogurt and coffee creamer products. Not only is this environmentally conscious, but also financially and operationally responsible. We also put our Coffee Creamers in a Tetra Pak developed package that is made of more than 50% paperboard, a renewable material from FSC-certified forests and other controlled sources.

Coffee and Non-Dairy Probiotic Beverages

Coffee

The U.S. ready-to-drink coffee market is approximately $                  in retail sales for the 52 weeks ended                      , 2021, and is growing at         % for the last 13 weeks ending                  , 2021. The ready-to-drink coffee market continues to benefit from the long-term, secular consumer trend towards convenient, on-the-go consumption due to consumers’ increasingly busy lifestyles. In January 2021, ready-to-drink Chobani Coffee launched with four SKUs: Pure Black, Sweet Cream, Vanilla Cream, and Oat Milk. Ready-to-drink Chobani Coffee’s speed to market benefited greatly from our ability to leverage our existing assets and capabilities, including our manufacturing lines in our production facilities and other product inputs and ingredients, such as our coffee creamers and oat milk.

Non-Dairy Probiotic Beverages

The U.S. non-dairy probiotic beverages market reported retail sales of $             as of                 , 2021. The growth of this category aligns with long-term trends tied to the broader healthy food movement, as consumers increasingly seek to take control of their overall wellness. Consumers are removing juices and sodas from their diets to reduce sugar consumption and are instead seeking healthier replacements to play a key role in supporting their overall wellbeing. The non-dairy probiotic beverage category is currently highly fragmented and comprised of many smaller brands as opposed to incumbent consumer packaged food companies.

During the 52-week period ended                     , 2021, the overall non-dairy probiotic beverage market grew     % year-over-year, while the smaller, non-kombucha, non-dairy probiotic beverage subset, which includes products like our plant-based probiotic beverages, has expanded the category and grown     % over the same time period. In June 2020, Chobani launched Chobani Probiotic, a full portfolio of fermented, plant-based probiotic beverages with immunity, digestion and gut health supporting probiotics. Since then, we have also launched dairy probiotic yogurts and drinks and Little Chobani Probiotics for kids, including pouches and shakes, to increase the visibility and availability of probiotics within our product assortment. Chobani Probiotic currently sells into more than 4,500 retail locations. In the 13 weeks ended                     , 2021, Chobani Probiotic grew     %.

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Our Competitive Strengths

The Chobani Brand is Built on the Quality of Our Food and the Trust and Loyalty of Our Customers

The Chobani brand is widely recognized and loved. From the very beginning, Chobani has dedicated itself to crafting food and beverage options that are delicious, natural, nutritious, and accessible (DNNA). DNNA is exactly what it sounds like: our DNA. It is what we make, it is what we do. We believe that it is the future of how food will be produced and consumed.

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Delicious:    We pride ourselves on making wholesome, quality food every single day. In all of our products, we strive to excite consumers with superior flavor, taste and texture. We take a back-to-basics approach using authentic ingredients and locally-sourced milk. Today, nearly all of our products are produced in-house, allowing us to deliver consistent quality in every serving.

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Natural:    We believe every food maker has a responsibility to provide people with better options. Since the beginning, every Chobani cup, carton and bottle is crafted using real, high-quality, non-GMO ingredients. That means the fruit is real fruit and the honey is real honey. Our products do not contain any artificial sweeteners or preservatives.

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Nutritious:    The Chobani brand is positioned as a nutrition powerhouse. It stands for products that are an excellent source of protein, with key vitamins, and minerals. We also solve for the growing need-states for gluten-free, higher protein and lower sugar options, as well as lactose-free and plant-based alternatives. Regardless of what consumers are looking for, we seek to ensure that there is a Chobani product for everyone.

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Accessible:    Chobani’s mission is to provide good food for all. We believe good food is a right, not a privilege. Our goal has always been to democratize delicious and nutritious food, making our products accessible to everyone across retail locations, distribution channels, price points and pack sizes.

Chobani is a leader in transforming our food system by producing high quality products, protecting the health of our planet and providing a better future for our employees, partners and consumers. Our core belief is that we will do well by doing good.

We work with thousands of talented colleagues from diverse backgrounds, support our local farmers and deeply contribute to the fabric of the communities in which we live and work. Our contributions are not limited to the local level. Nationally, we have prioritized giving back to society by working to eradicate child hunger and supporting diverse and underserved communities, including immigrants and refugees. Our core values align fully with those of today’s increasingly socially conscious consumer, which helps drive our success.

Living our values every day and creating products that fully integrate with our DNNA has fostered deep loyalty and trust in the Chobani brand with our consumers and our retail partners. Chobani’s national aided brand awareness reached 79% in 2020 with consumers viewing us favorably in terms of trust, nutrition, and high-quality ingredients.

Proven Ability to Innovate and Disrupt Large and Growing Categories

Chobani has established itself as a leader in innovation by identifying unique opportunities and leveraging our scale and owned asset platform. We fundamentally changed the United States yogurt market in 2007 when we transformed an emerging category with the introduction of our Greek yogurt.

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Our product was celebrated for being thicker, richer, and creamier than traditional yogurt with higher protein, less sugar, and more nutrients. Since 2009, Greek yogurt has driven total yogurt growth within the United States, and Chobani has emerged as the leading brand in the $7.7 billion United States yogurt market. Our U.S.-based yogurt revenue grew     % from 2009, far outpacing the category growth of     % during this period.

We continue to innovate, allowing us to build out a comprehensive product portfolio that extends across day parts and need-states, expands into different eating, drinking and cooking occasions, and supports a wide range of consumer lifestyles and preferences.

In 2007, we offered only two yogurt SKUs. Now we feature approximately 245 yogurt SKUs under the Chobani brand across channels, geographies, and formats. This includes Chobani Core (our plain, blended and fruit-on-the-bottom Greek yogurt products), Chobani Flip yogurt snacks, Chobani Less Sugar Greek yogurt, drinkable yogurt, Chobani Complete lactose-free Greek Yogurt, and more.

Our success in the yogurt category has allowed us to successfully expand into adjacent categories with the introduction of Chobani non-dairy yogurt alternatives, Chobani Oat Milk, Chobani dairy and non-dairy Coffee Creamers, ready-to-drink Chobani Coffee, and Chobani Probiotic beverages. Recently, we launched Chobani with Zero Sugar, a groundbreaking new sugar-free dairy product with only natural ingredients, further transforming the yogurt category by addressing consumers’ desire for no-sugar options.

Our unique, nimble, and flexible culture, as well as our leadership team’s relentless commitment to product development, allows us to launch new products quickly and with very limited need for external product research and development or manufacturing resources. Chobani Flip, introduced in 2013, went from idea to shelf in less than 12 months and has since grown to $                in retail sales as of                 , 2021. Chobani Flip was a major innovation in yogurt, solving for an otherwise untapped snacking day part, attracting countless new consumers.

Our Chobani Oat Milk platform is #3 in the category after less than                  months on the shelf. Like Flip, Oat went from idea to commercial availability in less than 12 months. Chobani Coffee Creamer has captured     % market share of the dairy creamer segment for the 13 weeks ended                 , 2021 after only                  months in market. In yogurt, oat milk, and creamer, we were able to move quickly and overtake long-time incumbent producers in a matter of a year or even months, providing powerful validation of our aggressive go-to-market innovation model.

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Differentiated Platform and State-of-the-Art Facilities Support Ample Capacity for Future Growth

We believe that the creation process is as important as the final product, and we handle every step with careful consideration and a commitment to efficiency. Our differentiated, owned infrastructure represents a key strategic asset that has positioned Chobani as a formidable leader and has allowed us to disrupt an industry crowded by legacy food companies. As we continue to leverage our production facilities and in-house capabilities, we have capacity to support future growth.

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Production Facilities:    At the heart of our infrastructure in the United States are our two production plants: our original facility in New Berlin, New York and our state-of-the-art facility in Twin Falls, Idaho. As an example of the advantages of these owned assets and the excellence of our production team, we successfully met 98% of heightened demand in 2020 despite the unprecedented obstacles posed by the COVID-19 pandemic, while many of our competitors struggled to keep products stocked in stores. We have the ability to quickly scale production in new categories to meet increased future demand. We also have developed relationships with co-manufacturers, distribution and cold storage warehouse suppliers that allow us to flex our capacity to produce certain new items or address surges in volume. We have an international presence in Melbourne, Australia, where we produce yogurt and are currently expanding manufacturing capacity to launch our refrigerated oat beverages by year-end 2021.

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Innovation and Community Center:    In August 2019, we opened our Innovation and Community Center in Twin Falls, Idaho, a 71,000 square foot research and development facility that is designed to promote a culture of collaboration, creativity, innovation, and wellness among employees and our community. Our innovation center is constantly testing new products, supporting continued expansion of our product offering. In 2020, we launched approximately 80 new items and plan to launch nearly 100 new items in 2021.

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Sales Force:    We have a dedicated in-house sales force of approximately 180 people that know our business inside-and-out and has unparalleled relationships with our retail customers across all categories supporting the successful launch of Chobani products into new categories like oat milk.

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Retail Execution Team:    Our exceptional in-house retail execution team differentiates us from certain competitors who use third-party brokers with feet on the street to ensure that we have the right assortment of products in stock at competitive pricing. As a result, we are able to build on our leadership positions in our key categories and successfully and efficiently navigate new product launches. This team of more than 100 people has the expertise and experience to optimize merchandising and order replenishment products, ensuring strong shelf presence and sales momentum, while strengthening relationships with our retail partners.

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In-House Creative Agency:    Our in-house creative agency creates, plans, and executes all of our advertising and branding initiatives, in addition to other forms of promotion and marketing for the Chobani brand, ensuring that we communicate with a consistent voice and build direct grassroots connections with the communities we impact.

Over the years, we have significantly benefited from the competitive advantage of investing in our manufacturing facilities to increase production capacity while also maintaining our focus on efficiency. Importantly, our ownership of product design and production is designed to ensure that our supply chain practices align with our commitment to sustainability and environmental stewardship.

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Powerful Scale and Differentiated Customer Relationships Supports Agility and Speed to Market

The total number of distribution points for Chobani’s products has only continued to grow, driving volume increases at our retail customers across the country. Our products are sold through more than 100 retail partners with over 90,000 retail locations in the United States, in addition to the food service channel. We have established exceptional relationships with a broad range of diverse retailers. Key customers include Wal-Mart, Whole Foods, Amazon, Target, Kroger, Publix, Costco and Safeway/Albertsons, among others. The launch of our new products has benefited from the relationships that we have cultivated with key retailers over the years through our Greek yogurt product offering and broadened through our category expansions.

Retailers trust us to efficiently bring product offerings at scale that will resonate with consumers – and create disruptive moments similar to those that Chobani Greek Yogurt brought to the yogurt aisle. We believe our owned platform of production and execution capabilities affords us a distinct competitive advantage in introducing successful new products quickly. For example, as mentioned previously, our highly successful Chobani Flip and Chobani Oat lines of products went from idea to broad commercial availability in less than a year. While our investments in manufacturing assets and human capital have enabled us to successfully grow our business, they have also strengthened our reputation as a reliable partner to retailers who are focused on allocation of store and shelf space to the best products. The depth of these award-winning relationships has benefited us as we have extended our brand into new products and categories. As a partner of choice to our retailers, Chobani has been ranked #1 Dairy for five years in a row by Advantage Solutions and named 2020 Dairy Processor of the Year by Dairy Foods and Company of the Year in 2019 by FoodDive.

People-First Culture and Focus on Community Engagement

From the very beginning, Hamdi, our Founder and Chief Executive Officer, has built Chobani by deploying an “anti-CEO playbook,” which inspires a new way of doing business: one that views the prioritization of our people, communities, consumers, and society as foundational to better business results. Hamdi works closely with our leadership team and employees to make a difference in communities around the world. We believe that business done right has the ability to change lives and strengthen communities while still supporting strong financial results.

Principles of diversity, equity, inclusion, and acceptance guide all that we do at Chobani. Our goal is to create opportunity and economic vitality for our employees and, in turn, for our communities. We create an accepting and welcoming environment through which everyone can do what they love and love what they do. We actively recruit talent from various and diverse backgrounds, including refugees, immigrants, members of underrepresented groups and military veterans, who are often otherwise overlooked for employment opportunities. At Chobani, diversity of background, experience, and world-view is a core component of our culture and success.

We believe investing in our employees and communities pays dividends every day in productivity, engagement, and ambassadorship. Some examples include:

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Employee Rewards:    Taking care of our employees is an investment. As a result, we established the Employee Rewards program in 2016, through which all full-time Chobani employees regardless of level can become owners in Chobani. The program consists of awards to every full-time employee, representing a stake in Chobani’s future value and fostering internal motivation and driving top-quality performance.

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Employing Refugees and Immigrants:    At last count, our manufacturing workforce was comprised of approximately 30% refugees and immigrants. Our manufacturing workforce speaks over 20 different native languages.

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Anti-Hunger Advocacy:    As part of Chobani’s concerted efforts to combat hunger nationwide, we have taken action to drive meaningful change, including paying off the school lunch debt of several school districts and launching a charitable SKU with 100% of the profits benefiting local food banks.

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Supporting Community Through COVID-19:    Throughout the COVID-19 pandemic, we donated and delivered more than eight million Chobani products to food banks, food pantries, USDA food box distributions, schools, hospitals, and senior centers in our backyards of New York and Idaho, and across nearly 30 other states, and advocated for government support to end child hunger in partnership with NGOs like Feeding America

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Fair Trade Dairy:    Chobani also pioneered and helped launch the first ever and only Fair Trade Dairy certification in the United States, which is designed to protect and empower dairy workers and provide meaningful premiums to benefit farmers and farm workers alike.

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Other Programs:    In addition to the above initiatives, Chobani’s proactive decision in 2020 to implement a starting wage of at least $15.00 an hour, resulting in an average hourly wage of approximately $19.00 an hour, coupled with other programs that support entrepreneurship and education, such as Chobani Paid Parental Leave, the Chobani Incubator, Chobani Scholars, and our Community Impact Funds, serve to further our legacy of support for our communities.

We believe that these values-driven programs will continue to strengthen the Chobani brand and cultivate awareness and loyalty among consumers who share these same values, thereby enhancing our ability to improve the world through our food.

Proven Track Record of Financial Success, Highlighted by Diversified Growth

Since our launch in 2007, Chobani has demonstrated strong financial performance. We have historically driven robust topline growth, reaching $1.1 billion in net sales in the first six years of our operations, and generating over $1.4 billion in net sales in 2020. From 2010 to 2020 we grew net sales at a 19.1% CAGR. From 2018 to 2020, we continued to grow net sales at a 4.2% CAGR, while the broader United States yogurt market grew at only 1.6%. In 2020, we recorded $58.7 million in net loss, which increased 200% year-over-year, and $191.0 million in Adjusted EBITDA, which increased 7.8% year-over-year. As our original and most established product category, yogurt has provided the growth and profitability from which we independently funded broader capital investment and extension into new categories.

As a result of our scale and operating performance, we generate significant operating cash flow. We have achieved positive operating cash flow in every year since 2015 and reported $105.6 million in 2020, up 33.5% year-over-year. Healthy operating cash flow enables us to make strategic investments in our business to drive future growth. We are flexible in our ability to allocate capital to projects that will both satisfy demand and drive incremental topline growth. We have made significant investments over the past several years to expand our facilities, implement SAP and extend our brand portfolio. We will continue to make strategic investments moving forward as we identify new market disrupting categories and demand for our products grows.

Our Growth Strategies

Since we began selling Greek yogurt in 2007, we have grown rapidly and captured significant market share from other brands in the yogurt category. Our mission and strategy have remained

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consistent since 2007, allowing us to successfully launch many new products within our yogurt portfolio as well as highly-relevant products in new growth categories. We expect to continue to leverage our competitive strengths to replicate this playbook to generate sustainable and differentiated growth over time.

Drive Differentiated Growth in Our Yogurt Business and Support our Category Leadership Position

Our yogurt offering is performing well and growing significantly faster than the overall category. We believe that for much of the last decade, Chobani has been a key driver of growth in the yogurt category and we believe we have a significant runway for continued growth across our yogurt offerings in a number of key areas:

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New Product Platform Innovation:    We have consistently been able to launch ground-breaking innovation across our yogurt portfolio to drive growth well above category levels. This product platform innovation includes new ingredient profiles, flavors and formats that meet different need states, including Chobani with Zero Sugar, on-the-go yogurt drinks, and snacking-oriented products like Chobani Flip. We have a deep pipeline of future yogurt product platform innovation that we believe will achieve similar success with retailers and consumers.

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Product Platform Expansion:    As we introduce new product platform innovation, for example Chobani with Zero Sugar and our plant-based yogurts like coconut and oat, we have the capabilities to quickly and efficiently bring new flavor variants and SKUs to market. We believe that Chobani with Zero Sugar has significant opportunity for growth. We will continue to expand product platforms in this manner based on consumer demand and key flavor, format, and ingredient trends.

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Build Awareness and Drive Adoption/Penetration:    Yogurt consumption levels in our core markets are still significantly underpenetrated relative to global per capita consumption levels. We believe there is a large opportunity to drive increased brand and category awareness through effective product positioning and marketing, particularly with respect to the health and nutritional benefits of our yogurt products. As consumer awareness rises we believe we can further increase household penetration and grow customer adoption across all trade channels.

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Channel and Shelf-Space Expansion:    We believe we have a significant opportunity to increase our current penetration in new channels and increase the accessibility of our yogurt products. We are currently under-shelved relative to our market share in certain key retail outlets and as we close opportunity gaps, we believe the Chobani brand serves as an on-shelf beacon that drives incremental trial and awareness. Additionally, our food service business, which drives expanded access to Chobani products in hotels, airlines, resorts and cafes, currently represents less than 10% of our overall distribution. We anticipate continued growth in this key channel, as many food companies operating in the food service channel have penetration in excess of 20% of their distribution. Additionally, we anticipate our recent pilot distribution partnership with a U.S.-based multinational food, snack, and beverage corporation will broaden distribution into high-growth but underpenetrated channels like convenience and drug stores and colleges.

The growth and profitability of our yogurt business will continue to serve as a base from which we will fund differentiating platform investment and fuel disruptive innovation across our portfolio in the future. We believe these growth drivers will enable sustained, durable growth of our yogurt products and allow us to continue to be a category leader.

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Expand Our New Growth Categories through Continued Distribution and Channel Expansion and Enhanced Marketing

As a result of our successful launch of Chobani Oat and its impressive early growth, as well as the promising results of our new Chobani Complete line, Coffee Creamer, and ready-to-drink coffee products to date, we believe we are well-positioned to continue to expand our reach in these new growth categories. For example, in the oat milk category, we are focused on becoming the leader in the category despite having launched our line of oat milk products within the last two years.

We believe that our differentiated platform of best-in-class production infrastructure and in-house execution are a key competitive advantage in driving sustainable growth across all of our new growth categories. We intend to employ the following approaches to fuel the expansion of these businesses:

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Naturalize Big, Unhealthy Categories:    We offer high-quality, clean label products and source natural ingredients that consumers value. We believe that our commitment to a superior tasting product distinguishes us from many competitors in the space who use artificial ingredients. For example, while oat milk is traditionally higher in sugar than other types of milk and milk alternatives, Chobani introduced its Zero Sugar Oat product to address customer concerns over sugar content in December 2020. We believe oat milk will continue to take share from traditional dairy milk as well as other plant-based milk categories like almond. Similarly, clean label coffee creamers are on-trend and in high demand from retailers.

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Improve Accessibility of High-Growth Functional Foods:    Functional foods and beverages are extremely attractive categories with long runways for growth as consumers become more aware of their health benefits, including immunity support, gut health and additional protein. We recently launched our Chobani Probiotic line of products with the intention of both benefitting from a high-growth market and making it more broadly accessible outside of upscale health foods retail outlets where products like this have been traditionally sold. We believe that our functional food and beverage offerings will allow us to further attract new customers and build brand loyalty while expanding our portfolio in healthy products.

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Expand Channels, Shelf Space, and Occasion:    Currently we sell at over 90,000 retail points of distribution in the United States and we cultivate and maintain positive relationships with our distributors. We plan to continue forging relationships with new customers to bring our new products to as many shelves and homes as possible. Because we have scale and well-established existing relationships with retailers, we can efficiently leverage these partnerships to successfully launch innovation more effectively than many lower volume competitors who are typically focused on only a single product category or part of the store. Additionally, we anticipate our recent pilot distribution partnership with a U.S.-based multinational food, snack, and beverage corporation to broaden distribution into high-growth but underpenetrated channels like convenience and drug stores, and colleges to expand and grow into new and existing channels over time.

Further Leverage Our Chobani Brand and Powerful Platform to Enhance Consumer-Centricity and New Category Disruption

We want every interaction that a consumer has with our product to be positive. Consumers are demanding more personalization and products that are tailored to meet their specific values and needs, whether it is convenient formats, specific dietary needs, or e-commerce availability. Through our innovation pipeline we are building a more consumer-centric product portfolio that is responsive to emerging consumer trends and preferences. We listen to our consumers, and we have a best-in-class consumer loyalty team that is well equipped to interact directly with our consumers and leverage those

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insights to create products we know will resonate with customers and consumers, regardless of the category. We will continue to invest in these capabilities while strengthening our brand. It is these investments, consumer insights, and capabilities that have allowed us to successfully launch products into four completely new categories in the last 18 months.

Consumers have increasingly been demanding more e-commerce accessibility for healthy food products. In retail channels both online, through e-commerce grocers, and offline, through retailer e-commerce platforms (across both home delivery and store-pickup), Chobani products have grown over      % since                 . Our e-commerce efforts will be a key component of our channel expansion and our goal of building out a well-balanced, accessible business that is on the leading edge of consumer-centricity. We expect continued strong growth in e-commerce channels for our products and are actively exploring new and innovative ways to get Chobani’s products into consumers’ hands even more directly and conveniently.

Our widely recognized and loved Chobani “branded house” resonates with today’s increasingly conscious consumers by representing both high-quality, healthy food and alignment with a mission that is supported by a deep set of values. The power of the Chobani brand, coupled with our differentiated platform will enable us to continue to launch products into new categories. We have a deep pipeline of new product innovation that we believe will resonate with our consumers and we have a platform that allows us to ideate, commercialize, market, and distribute these products quickly and efficiently. We prioritize new categories where accessibility, health and wellness, and quality can be differentiators. We will continue to target both large categories that are starved for innovation and ripe for disruption, as well as newer, high-growth categories that are in high consumer demand. We see significant opportunity to bring plant-based, lactose-free alternatives into large categories where products for health-conscious consumers do not currently exist or where penetration is low. As we continue to extend into new categories, we will also expand our addressable market and elevate our brand, helping sustain growth over the long-term.

Our Mindset of Sustainable and Continuous Operational Improvement Will Enhance Growth

We understand that as the world changes, we need to adapt and change too. We pride ourselves on continuous innovation, effective listening, and flawless execution. Over the past few years, this strategy has helped us achieve a variety of different improvements to reduce waste, streamline costs and efficiencies, and to enable investments in innovation and growth; however, we are constantly seeking to expand and accelerate these initiatives to enhance sustainability and generate savings which can be re-invested to fuel growth.

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Driving Cost and Operational Efficiency:    We plan to continue to increase our cost and operational efficiency. Our pipeline of operational initiatives includes automation projects, procurement programs that leverage our scale, and expanding production capability to increase proximity to key markets and reduce miles driven. We have successfully been able to offset cost inflation in our business through these types of initiatives, which has afforded us the resources to invest in new high growth businesses and products. We strive to achieve productivity improvements with these and other initiatives and programs.

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Resource Use Reduction:    In 2020, we achieved our goal of increasing the amount of renewable energy powering our plants. We have cut our Scope 1 and 2 greenhouse gas emissions by 11,000 metric tons of CO2e since 2018. We have achieved our Scope 1 and 2 greenhouse gas emissions goal ahead of our 2022 target by working closely with the electricity companies in both New York and Idaho to obtain cost competitive renewable electricity

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supplies available in each region, and by creating efficiencies in logistics. In addition, we continue to actively review new opportunities for additional cost competitive renewable electricity sources.

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Sustainable Packaging:    In 2020, we achieved a goal set in 2018 for 50% of our product packaging to be either recyclable, compostable, biodegradable or made with recycled content. We have partnered with companies such as Tetra Pak on sustainable packaging for our Chobani Oat Milk, Coffee Creamers and ready-to-drink Chobani Coffee products. Over the years, we have also made many subtle changes to our packaging that we believe are environmentally and socially responsible, including redesigning our yogurt cup to be made with less plastic, integrating recycled fiber into our packaging overwraps, utilizing widely recyclable materials in our shipping packaging, and partnering with the Sustainable Packaging Coalition and the How 2 Recycle programs to help educate consumers on how to recycle our packaging.

We will continue to leverage initiatives like these to support our mission and also drive sustainable efficiency in our business. These initiatives have been good for both our financial and social bottom line. Our focus on these environmentally sustainable initiatives also serves to strengthen our brand which in turn drives our ability to spread awareness and adoption of our products.

Build Out New Geographies Beyond the U.S.

While our focus has been primarily in domestic markets to date, we have successfully established a leadership position in Australia and have extended our presence in North America into Mexico and Canada, where we believe there is significant runway to expand our offerings. In Mexico, Chobani has recently expanded to 39 SKUs across yogurt and oat milk. In Canada, we launched plant-based products (due to restrictive dairy import guidelines in Canada) one year ago and now have seven SKUs across oat yogurt and oat milk. Incremental international expansion is a large opportunity and can be a meaningful growth driver across our entire product portfolio over the longer term. In the near term, we expect to focus on North America and Australia – markets we know well and where we have competitive advantages.

Continue to Advance Our Mission and Benefit Our Communities and Environment Which Will in Turn Drive Value for Internal and External Stakeholders

Our effort to create a new kind of company that does well by doing good formed the basis for our identity. As a result, we have always operated in a people- and employee-first manner that we believe is socially and environmentally responsible. Unlike other businesses who are only recently trying to retroactively build values-based frameworks like ours, these values are strongly associated with our brand and products and actually drive customer and consumer adoption and trust. As we continue to pursue our mission and act in accordance with our values, we will continue to create value and growth for internal and external stakeholders, including our employees, our partners, our communities, our customers, our society and our shareholders.

Chobani has established a sustainability program with initiatives tied to the UN Sustainable Development Goals that address carbon emissions, water usage, sustainable farming, and other important environmental concerns. Additionally, our new platform of oat-based products utilize oats, which require less water to produce than many other crops and have the potential to help regenerate soil health, an important practice in agricultural sustainability. Chobani also pioneered and received the first ever and only Fair Trade Dairy certification in the United States for its yogurt products, which is designed to protect and empower dairy workers and provide meaningful premiums to benefit farmers and farm workers alike.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Further, our proven purpose-led initiatives, such as Fill Their Plate, an initiative to end child hunger, have been very successful and have enabled us to establish ourselves as a leader in addressing food and nutrition insecurity while creating a brand that is synonymous with sustainability, health and accessibility. With this focus we are able to innovate and create products with our broader mission in mind. According to Nielsen, 73% of consumers globally said they would change their consumption habits to reduce their impact on the environment. We believe our mission-oriented approach to business will continue to drive sustainable growth as it will cater heavily to the broad array of values-focused and health conscious consumers.

Corporate Information

Chobani Inc. was incorporated in Delaware on June 15, 2021. It had no business operations prior to this offering. In connection with the consummation of this offering, Chobani Inc. will become the sole managing member of Chobani Global Holdings, pursuant to the Reorganization described under “Organizational Structure—The Reorganization.” Our principal office is located at 669 County Road 25, New Berlin, New York 13411 c/o Chief Legal Officer, General Counsel and Secretary. Our telephone number is (607) 847-7413. Our website address is www.chobani.com. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of and is not incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part. We have included our website address in this prospectus solely as an inactive textual reference.

Risks Affecting Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	changes in the market price of milk or cream or interruption in our supply of milk;

•	dependence on one supplier for a significant portion of our North American raw milk;

•	volatility of raw material and packaging costs;

•	inability to obtain raw or other packaging materials used in our manufacturing process on a timely basis or in sufficient quantities to produce our products;

•	changes in the food industry, including changing dietary trends and consumer preferences;

•	inability to innovate successfully and introduce new products in new, growing and profitable categories on a cost-effective basis;

•	the loss of one or more of our major customers or if any of our major customers experiences significant business interruption;

•	inability to maintain, extend or expand our reputation and brand image;

•	failure of price increases to offset cost increases and maintain profitability, potentially resulting in sales volume declines associated with pricing elasticity;

•

issues or concerns related to the quality and safety of our products, ingredients, labeling, or packaging that could cause a product recall or result in regulatory investigations and litigation or result in harm to our reputation, negatively impacting our operating results;

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

•	failure to adequately protect our intellectual property or findings that we infringed the intellectual property rights of others;

•	changes in the legal and regulatory environment that may limit our business activities, increase our operating costs, reduce demand for our products or result in litigation;

•	loss of the services of Hamdi Ulukaya, our Founder, Chief Executive Officer and Chairperson, and other key management personnel;

•	inability to hire or retain and develop key personnel or a highly skilled and diverse workforce or manage changes in our workforce needed to drive our growth strategies; and

•	dependence on Chobani Global Holdings to pay any taxes and other expenses.

You should carefully consider all of the information set forth in this prospectus and, in particular, the information in the section entitled “Risk Factors” beginning on page 30 of this prospectus prior to making an investment in our common stock. These risks could, among other things, prevent us from successfully executing our strategies and could have a material adverse effect on our business, financial condition and results of operations.

Organizational Structure

In connection with this offering, we will undertake certain transactions as part of a corporate reorganization (the “Reorganization”) described under “Organizational Structure” below. The Reorganization will be conducted through what is commonly referred to as an “UP-C” structure, which is often used by partnerships and limited liability companies undertaking an initial public offering. The UP-C structure can provide tax benefits and associated cash flow advantages to both the issuer corporation and the existing owners of the partnership or limited liability company in the initial public offering.

Following the Reorganization and this offering, Chobani Inc. will be a holding company and its sole asset will be ownership of Class A Units of Chobani Global Holdings. Because Chobani Inc. will be the managing member of Chobani Global Holdings, Chobani Inc. will operate and control all of the business and affairs (and will consolidate the financial results) of Chobani Global Holdings and its subsidiaries.

Chobani Global Holdings is owned by Hamdi Ulukaya, employees and HOOPP. Prior to the consummation of the Reorganization and this offering, the outstanding equity capital of Chobani Global Holdings consists of two classes of membership units (which we refer to collectively as the “Pre-IPO Units”):

•	Pre-IPO Class A Units. All of the Pre-IPO Class A Units are held by FHU US Holdings, LLC (“FHU US Holdings”). FHU US Holdings is controlled by:

•	Hamdi Ulukaya, who beneficially owns 80% of the membership units of FHU US Holdings; and

•	HOOPP Blocker, an entity that is taxable as a corporation for U.S. federal income tax purposes that is controlled by HOOPP, which owns 20% of the membership units of FHU US Holdings.

•

Pre-IPO Class B Units.    All of the Pre-IPO Class B Units are held on behalf of certain Chobani employees indirectly through CGH Management Holdings, LLC (“CGH Management Holdings”). CGH Management Holdings holds the Pre-IPO Class B Units to satisfy its obligations under grants to certain of our employees.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings has historically maintained a number of employee incentive plans, pursuant to which our employees and directors and CGH Management Holdings (which issues grants to certain of our employees), are eligible to receive awards with respect to which we have allocated an aggregate 12.5% stake in Chobani Global Holdings (or     % after giving effect to the offering). These plans are the 2016 Growth Sharing Plan (the “2016 Growth Sharing Plan”), the 2020 Value Sharing Plan (the “2020 Value Sharing Plan”), the CGH Management Holdings 2016 Management Plan (the “2016 Management Plan”) and the CGH Management Holdings 2020 Management Plan (the “2020 Management Plan”).

To effect the Reorganization and the closing of this offering:

•

FHU US Holdings will distribute a portion of its Pre-IPO Class A Units to the HOOPP Blocker in complete redemption of HOOPP Blocker’s interest in FHU US Holdings, leaving Hamdi Ulukaya as the beneficial owner of all the remaining interests of FHU US Holdings;

•

HOOPP holds its interest in Chobani Global Holdings through HOOPP Blocker. HOOPP Blocker will merge with a newly-formed, wholly-owned subsidiary of Chobani Inc., with HOOPP Blocker surviving, and, subsequently, merging with and into Chobani Inc. (the two mergers, together, the “Blocker Merger”), with Chobani Inc. surviving. Chobani Inc. will transfer to HOOPP a combination of cash funded by a portion of the net proceeds of this offering and will issue shares of Class A common stock as merger consideration in connection with the Blocker Merger. As a result of the Blocker Merger, HOOPP effectively will have indirectly transferred Pre-IPO Class A Units representing a     % interest in Chobani Inc., and following completion of the Reorganization and the offering, HOOPP will indirectly own, through its ownership of Class A common stock, approximately     % of Chobani Inc. on a fully-diluted basis.

•	The operating agreement of Chobani Global Holdings will be amended and restated (as amended and restated, the “CGH LLC Agreement”) to cause its membership units to be reclassified into:

•	new Class A Units, held only by Chobani Inc., as the sole managing member of Chobani Global Holdings;

•	new Class B Units (formerly Pre-IPO Class A Units) held by FHU US Holdings; and

•	new Class M Units (formerly Pre-IPO Class B Units) held on behalf of certain Chobani employees indirectly through CGH Management Holdings.

•

Chobani Inc. will use a portion of the net proceeds of this offering to purchase                Class B Units held directly by FHU US Holdings and indirectly by Hamdi Ulukaya, and Chobani Inc. will issue shares of Class B common stock to FHU US Holdings, with the result that Hamdi Ulukaya will directly or indirectly own all the outstanding shares of Class B common stock. As a result, Hamdi Ulukaya effectively will have sold Class B Units representing a     % interest in Chobani Inc. and, following completion of the Reorganization and the offering, will directly or indirectly own approximately     % of Chobani Inc. on a fully-diluted basis.

Chobani Inc. will have two classes of authorized common stock: Class A common stock and Class B common stock. Each share of Class A common stock is entitled to one vote per share on all matters presented to our stockholders generally. Each share of Class B common stock is entitled to ten votes per share on all matters presented to our stockholders generally until a Sunset (as described below) becomes effective. Holders of our common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise provided in our certificate of incorporation or as required by applicable law. The holders of Class B common stock will not have any economic rights, including any of the economic rights (including the rights to dividends) provided to holders of Class A common stock.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

A “Sunset” becomes effective if Hamdi Ulukaya or his affiliates or permitted transferees cease to maintain beneficial ownership of at least 15% of the aggregate number of shares of our issued and outstanding common stock beneficially owned as of the date of completion of this offering. See “Description of Capital Stock” for more information about the terms of the Class A common stock and Class B common stock.

After the closing of this offering, Class B Units may be exchanged for Class A common stock or, at the election of Chobani Inc., for cash, subject to certain restrictions pursuant to the CGH LLC Agreement. When Class B Units are exchanged for cash or shares of Class A common stock, at the election of Chobani Inc., it will result in the automatic retirement of the corresponding number of shares of our Class B common stock and, therefore, will decrease the aggregate voting power of the Class B common stock.

All of the Pre-IPO Class B Units are held on behalf of certain Chobani employees indirectly through CGH Management Holdings. Following the adoption of the CGH LLC Agreement, the Pre-IPO Class B Units will be reclassified into Class M Units. Subject to certain restrictions, the CGH LLC Agreement will entitle any holder of Class M Units to exchange their vested Class M Units for cash or a number of shares of Class A common stock, at the election of Chobani Inc., that will generally be equal in value to the implied “spread value” of the corresponding Class M Units (calculated based on the excess of the public trading price of Class A common stock at the time of the exchange over the participation threshold of such Class M Units). Holders of “growth unit” awards under the 2016 Growth Sharing Plan and “value unit” awards under the 2020 Value Sharing Plan will have their vested awards settled in cash or shares of Class A common stock, at the election of Chobani Global Holdings, subject to certain restrictions pursuant to the CGH LLC Agreement.

Chobani Inc. will enter into a tax receivable agreement (the “Tax Receivable Agreement”) for the benefit of certain direct and indirect beneficial owners of Pre-IPO Units (the “TRA Parties”), pursuant to which Chobani Inc. will pay to the TRA Parties 85% of the amount of the net cash tax savings, if any, that Chobani Inc. realizes (or, under certain circumstances, is deemed to realize) as a result of (i) increases in tax basis (and utilization of certain other tax benefits) resulting from Chobani Inc.’s acquisition of Class B Units and certain Class M Units in connection with this offering and in future exchanges, (ii) certain favorable tax attributes (such as net operating losses attributable to pre-merger tax periods) Chobani Inc. will acquire in the Blocker Merger and (iii) any payments Chobani Inc. makes to the TRA Parties under the Tax Receivable Agreement (including tax benefits related to imputed interest). See “Organizational Structure” and “Certain Relationships and Related Person Transactions—Proposed Transactions with Chobani Inc.—Tax Receivable Agreement.”

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

The diagram below depicts our organizational structure following the consummation of the Reorganization and this offering.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

THE OFFERING

Issuer	Chobani Inc.

Class A common stock offered by Chobani Inc.	shares.

Underwriters’ option to purchase additional shares of Class A common stock from Chobani Inc.	shares.

Class A common stock outstanding immediately after this offering	shares of Class A common stock (or shares of Class A common stock if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Class B common stock outstanding immediately after this offering	shares of Class B common stock. Class B common stock will be issued to holders of Class B Units in Chobani Global Holdings. Immediately following the offering, all of the issued and outstanding shares of Class B common stock will be beneficially owned by Hamdi Ulukaya.

Use of proceeds	We estimate that the net proceeds from this offering, based on an assumed initial public offering price of $ per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions but before deducting expenses of this offering and the Reorganization payable by us, will be approximately $ million, or approximately $ million if the underwriters exercise in full their option to purchase additional shares of Class A common stock.

We intend to cause Chobani Global Holdings to use

•

$             million of the net proceeds to repay up to $530.0 aggregate principal amount outstanding of the 7.50% Senior Unsecured Notes due April 2025 (the “Senior Unsecured Notes”) and to repay other indebtedness;

•

$             million, or approximately $             million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, of the net proceeds to purchase Class B Units of Chobani Global Holdings indirectly held by Hamdi Ulukaya, at a per-unit price equal to

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

the per-share price paid by the underwriters for shares of the Class A common stock in this offering. Accordingly, we will not retain any portion of such proceeds; and

•

$             million, or approximately $             million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, of the net proceeds to pay the cash consideration to HOOPP in connection with the Blocker Merger. Accordingly, we will not retain any portion of such proceeds.

We intend to cause Chobani Global Holdings to use the remaining net proceeds to pay the expenses incurred by us in connection with this offering and the Reorganization and for capital investment or other general corporate purposes. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Controlled company	After this offering, we expect to be a controlled company under the corporate governance rules of the , and therefore we will be permitted to, and intend to, elect not to comply with certain corporate governance requirements thereunder. See “Management—Controlled Company Exemption.”

Dividend policy	We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our existing and any future debt agreements and other factors that our board of directors deems relevant.

Holders of our Class A common stock are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds. Holders of our Class B common stock will not be entitled to dividends distributed by Chobani Inc. because such shares are non-economic interests. The shares of Class B common stock are expected to have no (or nominal) value because such shares are

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

non-economic interests and are expected to be generally non-transferable.

Following the Reorganization and this offering, Chobani Inc. will be a holding company and its sole asset will be ownership of the Class A Units of Chobani Global Holdings, of which it will be the managing member. Subject to funds being legally available for distribution, we intend to cause Chobani Global Holdings to make pro rata distributions to each of its members, CGH Management Holdings, Chobani Inc. and FHU US Holdings, in an amount intended to enable each member to pay all applicable taxes on taxable income allocable to each member and to allow Chobani Inc. to make payments under the Tax Receivable Agreement. If the amount of tax distributions to be made exceeds the amount of funds available for distribution, Chobani Inc. shall receive the full amount of its tax distribution before the other members receive any distribution and the balance, if any, of funds available for distribution shall be distributed to the other members pro rata in accordance with their assumed tax liabilities. See “Dividend Policy.”

Voting rights	We will have two classes of authorized common stock: Class A common stock and Class B common stock.

Each share of Class A common stock entitles its holder to one vote per share on all matters presented to our stockholders generally, representing an aggregate of % of the combined voting power of our issued and outstanding common stock upon completion of this offering (or %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Each share of Class B common stock entitles its holder to ten votes per share on all matters presented to our stockholders generally until a Sunset becomes effective, representing an aggregate of % of the combined voting power of our issued and outstanding common stock upon completion of this offering (or %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock). After a Sunset becomes effective, each share of Class B common stock will entitle its holder to one vote per share instead of ten votes per share.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

A “Sunset” becomes effective when Hamdi Ulukaya or his affiliates or permitted transferees cease to maintain beneficial ownership of at least 15% of the aggregate number of shares of our issued and outstanding common stock beneficially owned as of the date of completion of this offering.

Holders of our common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise provided in our certificate of incorporation or as required by applicable law. See “Description of Capital Stock.”

When Hamdi Ulukaya (or any other holder) exchanges Class B Units for cash or shares of our Class A common stock, at the election of Chobani Inc., it will result in the automatic retirement of the corresponding number of shares of our Class B common stock and, therefore, will decrease the aggregate voting power of the Class B common stock. See “Organizational Structure—Voting Rights of Common Stock.”

Upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock and after the transactions described herein under “Organizational Structure”), Hamdi Ulukaya, will indirectly own through his controlling ownership of FHU US Holdings, 100% of our Class B common stock (representing % of the total combined voting power of our issued and outstanding common stock). As a result, Hamdi Ulukaya will be able to control matters requiring stockholder approval, including the election and removal of directors, changes to our organizational documents and significant corporate transactions, including any merger, consolidation or sale of all or substantially all of our assets. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—Hamdi Ulukaya will have the ability to direct the voting of a majority of the voting power of our common stock, and his interests may conflict with those of our other stockholders.”

CGH LLC Agreement	The CGH LLC Agreement will entitle any holder of Class B Units to exchange their Class B Units for shares of Chobani Inc.’s Class A common stock on a one-for-one basis or, at Chobani Inc.’s

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

election, for cash. Subject to certain restrictions, the CGH LLC Agreement will entitle any holder of Class M Units to exchange their vested Class M Units for cash or a number of shares of Class A common stock, at the election of Chobani Inc., that will generally be equal in value to the implied “spread value” of the corresponding Class M Units (calculated based on the excess of the public trading price of Class A common stock at the time of the exchange over the participation threshold of such Class M Units). When a Class B Unit is exchanged for a share of our Class A common stock, the corresponding share of our Class B common stock will automatically be retired. See “Organizational Structure—CGH LLC Agreement” and “Certain Relationships and Related Person Transactions—Proposed Transactions with Chobani Inc.—CGH LLC Agreement.”

Tax Receivable Agreement	Chobani Inc. will enter into the Tax Receivable Agreement for the benefit of the TRA Parties, pursuant to which Chobani Inc. will pay to the TRA Parties 85% of the amount of the net cash tax savings, if any, that Chobani Inc. realizes (or, under certain circumstances, is deemed to realize) as a result of (i) increases in tax basis (and utilization of certain other tax benefits) resulting from Chobani Inc.’s acquisition of Class B Units and certain Class M Units in connection with this offering and in future exchanges, (ii) certain favorable tax attributes (such as net operating losses attributable to pre-merger tax periods) Chobani Inc. will acquire in the Blocker Merger and (iii) any payments Chobani Inc. makes to the TRA Parties under the Tax Receivable Agreement (including tax benefits related to imputed interest). See “Organizational Structure” and “Certain Relationships and Related Person Transactions—Proposed Transactions with Chobani Inc.—Tax Receivable Agreement.”

Risk factors	You should carefully read and consider the information set forth in the section entitled “Risk Factors” beginning on page 30, together with all of the other information set forth in this prospectus, before deciding whether to invest in our Class A common stock.

Symbol	“CHO.”

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Unless otherwise noted, Class A common stock outstanding after the offering and other information based thereon in this prospectus does not include:

•	shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares;

•	shares of Class A common stock reserved for issuance upon exchange of Class B Units beneficially owned by Hamdi Ulukaya;

•	shares of Class A common stock reserved for issuance upon exchange of vested Class M Units held on behalf of certain Chobani employees indirectly through CGH Management Holdings;

•	shares of Class A common stock issuable under our 2021 Equity Incentive Plan (the “2021 Plan”) (under which no equity awards have been granted as of , 2021), including:

(i)

                shares of Class A common stock underlying restricted stock units or other awards to be granted to certain employees and non-employee directors pursuant to the 2021 Plan immediately after the closing of this offering; and

(ii)	additional shares of Class A common stock to be reserved for future issuance of awards under the 2021 Plan;

•

                shares of Class A common stock reserved for issuance upon the conversion of vested value units issued or issuable under the 2020 Value Sharing Plan into shares of Class A common stock at settlement (under which                 Pre-IPO Class A Units are issued and outstanding as of                , 2021); and

•

                shares of Class A common stock reserved for issuance upon the conversion of vested growth units issued or issuable under the 2016 Growth Sharing Plan into shares of Class A common stock at settlement (under which                 Pre-IPO Class A Units are issued and outstanding as of                , 2021).

Unless otherwise indicated in this prospectus, all information in this prospectus assumes the completion of the Reorganization and that shares of our Class A common stock will be sold in this offering at $             per share (the midpoint of the price range set forth on the cover page of this prospectus).

Throughout this prospectus, we present performance metrics and financial information regarding the business of Chobani Global Holdings. This information is generally presented on an enterprise-wide basis. The new public stockholders will be entitled to receive a pro rata portion of the economics of Chobani Global Holdings’s operations through their ownership of our Class A common stock. Chobani Inc.’s ownership of Class A Units will represent a minority share of Chobani Global Holdings. Hamdi Ulukaya will continue to hold a majority of the economic interest in its operations as a non-controlling interest holder, primarily through direct and indirect ownership of Class B Units of Chobani Global Holdings. Prospective investors should be aware that the owners of the Class A common stock will be entitled only to a minority economic position, and therefore should evaluate performance metrics and financial information in this prospectus accordingly. To the extent Class B Units are exchanged for Class A common stock or, at the election of Chobani Inc., for cash, over time, the percentage of the economic interest in Chobani Global Holdings’s operations to which Chobani Inc. and the Class A common stockholders are entitled will increase proportionately.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth certain summary financial information and other data of Chobani Global Holdings on a historical basis. Chobani Global Holdings is considered our predecessor for accounting purposes and its consolidated financial statements will be our historical financial statements following this offering. The summary financial information for the years ended December 26, 2020, December 28, 2019 and December 29, 2018 have been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. The summary historical consolidated financial data for the three months ended March 27, 2021 and March 28, 2020 have been derived from our unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP, which financial statements include, in the opinion of our management team, all normal and recurring adjustments that are considered necessary for the fair presentation of the results for the period and dates presented. The summary historical consolidated financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results and growth rates are not necessarily indicative of the results or growth rates to be expected in future periods.

	Year Ended December 29, 2018	Year Ended December 28, 2019	Year Ended December 26, 2020	Three Months Ended March 27, 2021	Three Months Ended March 28, 2020	Year Ended December 26, 2020 Pro Forma Chobani Inc.	Three Months Ended March 27, 2021 Pro Forma Chobani Inc.
	(in thousands)
Income Statement Data:
Net sales	$1,289,811	$1,331,697	$1,401,371	$385,039	$365,682	$	$
Costs and expenses
Costs of sales	956,452	1,003,948	1,091,156	304,538	293,292
Gross profit	333,359	327,749	310,215	80,501	72,390
Selling, general and administrative	272,243	250,650	266,135	67,942	67,710
Restructuring and other costs	1,707	446	2,330	3,275	—

Income from operations	59,409	76,653	41,750	9,284	4,680

Other (expense):
Interest expense	(93,201)	(95,135)	(96,278)	(23,081)	(22,910)
Gain on extinguishment of debt	17,721	—	—	—	—
Other (expense) income	(9,076)	1,321	(1,050)	(558)	88
Currency gain (loss)	169	(786)	(39)	(50)	(8)

Total other expense	(84,387)	(94,600)	(97,367)	(23,689)	(22,830)

(Loss) before income taxes	(24,978)	(17,947)	(55,617)	(14,405)	(18,150)
Income tax expense	1,440	1,484	3,105	67	424

Net loss	$(26,418)	$(19,431)	$(58,722)	$(14,472)	$(18,574)	$	$

Other Financial Data:
Cash	$45,202	$47,474	$90,433	$67,210	$77,575	$	$
EBITDA(1)	$169,389	$173,703	$149,647	$35,365	$31,701	$	$
Adjusted EBITDA(1)	$158,411	$177,170	$191,013	$42,536	$42,292	$	$
Capital expenditures	$65,735	$83,071	$73,461	$20,265	$30,120	$	$

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

	Year Ended December 26, 2020	Three Months Ended March 27, 2021
	Actual	Actual	As Adjusted(*)
	(in thousands except ratios)
Credit Statistics:
Interest Expense	$96,278	$23,081	$
Secured Debt	885,934	860,583
Total Debt	1,393,449	1,369,600
Net Secured Debt to Adjusted EBITDA	4.2x	4.1x
Net Total Debt to Adjusted EBITDA	6.8x	6.8x
Adjusted EBITDA to Interest Expense	2.0x	1.8x

(*)	As adjusted to give effect to the offering and the use of proceeds from the offering, assuming an initial public offering price of $ per share of Class A common stock.
(1)

We use EBITDA and Adjusted EBITDA to evaluate operating performance, specifically with relation to cash flow, debt capacity, and compliance with our debt instruments. In addition, we believe the use of EBITDA and Adjusted EBITDA facilitates operating performance comparisons from period-to-period and provides a supplemental understanding of the factors and trends affecting our business. However, management analyzes these metrics in conjunction with traditional U.S. GAAP operating performance and liquidity measures as part of its overall assessment of company performance and liquidity, and does not rely on these measures as its only measures of operating performance and liquidity.

EBITDA consists of net (loss) before interest expense, income tax provision, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted for unusual items and other adjustments such as gain on extinguishment of debt, asset impairment and gain or loss on disposals, restructuring costs, stock based compensation expense, costs related to new platforms, and non-recurring and other charges. We do not believe these items and adjustments are indicative of our ongoing operating performance.

However, EBITDA and Adjusted EBITDA are not measurements of financial performance under U.S. GAAP and our EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA or Adjusted EBITDA as an alternative to net (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, or as an indicator of cash flows, or as a measure of liquidity. The following is a reconciliation of EBITDA and Adjusted EBITDA to net loss:

	Year Ended			Three Months Ended
	December 29, 2018	December 28, 2019	December 26, 2020	March 27, 2021	March 28, 2020
	(in thousands)
Net loss	$(26,418)	$(19,431)	$(58,722)	$(14,472)	$(18,574)
Interest expense	93,201	95,135	96,278	23,081	22,910
Income tax provision	1,440	1,484	3,105	67	424
Depreciation and amortization	101,166	96,515	108,986	26,689	26,941

EBITDA	$169,389	$173,703	$149,647	$35,365	$31,701

Costs related to new platforms(a)	$—	$54	$16,284	$973	$8,691
Stock compensation costs	1,483	3,975	4,429	907	1,615
Restructuring costs	1,707	446	2,330	3,275	—
Non-recurring and other charges(b)	—	(1,852)	3,351	2,124	301
Asset impairment and gain / loss on disposal	3,553	844	14,972	(108)	(16)
Gain on extinguishment of debt	(17,721)	—	—	—	—

Adjusted EBITDA	$158,411	$177,170	$191,013	$42,536	$42,292

(a)	Represents the costs associated with the launch of new product platforms.
(b)	Represents charges relating to initial public offering transaction costs, COVID-19 expenses and income effect from swap derivatives.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks and uncertainties described below, together with all other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our Class A common stock. The occurrence of any of the following risks, as well as any risks or uncertainties not currently known to us or that we currently do not believe to be material, could materially and adversely affect our business, prospects, financial condition, results of operations and cash flow, in which case, the trading price of our Class A common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business and Industry

Changes in the market price of milk or cream or interruption in our supply of milk could materially and adversely affect our results of operations, financial condition, and business prospects.

Raw milk is one of the primary raw materials we use to produce our products, and as we pursue our growth strategy we expect our raw milk demands to continue to grow. The continuity of raw milk supply is of critical importance to our business and the market price for raw milk significantly affects our operating results. The dairy industry continues to experience periodic imbalances between supply and demand for raw milk. In general, the pricing of raw milk is affected by a relative inelasticity of supply and demand, often resulting in small changes in production or demand having a large effect on prices. Changes in the price of milk have in the past, and may in the future, have a material adverse effect on our business, prospects, results of operations, and financial condition.

Historically, the price of milk has fluctuated widely. Cost increases in certain fluid milk components could cause our profits to decrease significantly compared to prior periods, as we may be unable to increase the retail prices of our products to offset the increased cost of our raw materials. Our limited ability to increase retail yogurt prices in the United States is dictated by competition and consumer sentiment. We have evaluated the possibility of hedging our milk exposure from time to time, and may choose to do so in the future.

The production and sale of milk, including the price of raw milk, is regulated through federal market orders and price support programs. To mitigate the impacts of fluctuating milk prices, we purchase a significant portion of our raw milk in federally regulated areas at federally mandated prices. For example, we purchase Class II milk (milk used for “soft” manufactured products such as yogurt) and Class III milk (milk used for the production of hard cheeses) from a limited number of raw milk suppliers and depend on one of those suppliers for a significant portion of our raw milk supply. Our raw milk supply is limited by the ability of individual dairy farmers to provide raw milk in the amount and quality to meet our requirements. Raw milk production is, in turn, influenced by a number of factors that are beyond our control including:

•	seasonal factors: dairy cows generally produce more milk in temperate weather than in cold or hot weather and extended unseasonably cold or hot weather could lead to lower than expected production;

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environmental factors: the volume and quality of milk produced by dairy cows is closely linked to the quality of the nourishment provided by the environment around them, and, therefore, if environmental factors cause the quality of nourishment to decline, milk production could decline and we may have difficulty finding sufficient raw milk; for example, a major outbreak of mad cow disease (bovine spongiform encephalopathy) or other serious disease in any principal region supplying our raw milk could lead to significant shortfalls in the supply and quality of our raw milk; and

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

•

governmental, agricultural and environmental policy: declines in government grants, subsidies, provision of land, technical assistance and other changes in agricultural and environmental policies may have a negative effect on the viability of individual dairy farms, and the numbers of dairy cows and quantities of milk they are able to produce.

Cream is a natural by-product of our yogurt manufacturing process. We sell cream, which is primarily purchased for the production of butter, and such sales can serve as a partial hedge against milk prices. Historically, the prices of milk and cream have largely increased or decreased together. However, their prices are subject to unpredictable movements. For example, during the novel coronavirus (“COVID-19”) pandemic, we experienced reduced cream sales due to declines in the food service industry generally, at the same time that we saw higher prices for other milk components. A change in the market price of milk and cream could materially and adversely affect our profitability, results of operations, and financial condition.

We depend on one supplier for a significant portion of our North American raw milk, a shortage of which could result in reduced production and sales revenues or increased production costs. We also may be exposed to the risks associated with failure in such supplier’s quality control processes.

We source approximately 75% of our North American raw milk from one supplier, Dairy Farmers of America, Inc. (“DFA”), a large U.S. milk marketing cooperative. If DFA fails to deliver the raw milk we need on the terms we have agreed, we may be challenged to secure alternative sources at commercially acceptable prices or on other satisfactory terms, in a timely manner. Any extended delays in securing an alternative source could result in production delays and late shipments of our products to distributors and end customers, which could materially and adversely affect our customer relationships, profitability, results of operations, and financial condition. If we are forced to expand our sources for raw milk as we attempt to implement our growth strategy, it may become increasingly difficult for us to maintain expected production levels, due to the limited availability of raw milk that meets our quality standards. DFA is also a significant customer to whom we sell cream. Any impairment of our relationship with DFA could materially and adversely affect our results of operations and financial condition.

Raw material and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

We purchase large quantities of raw materials. Our principal raw materials include milk, fruit, nuts and packaging. Costs of ingredients and packaging materials are volatile and fluctuate due to conditions that are difficult to predict, including commodities market fluctuations, currency exchange rates, imbalances between supply and demand, speculative influences, trade agreements among producing and consuming nations, supplier compliance with commitments, import/export requirements for raw materials and finished goods, transportation costs, extreme or unusual weather conditions and natural disasters, manmade disasters (such as the major electric power shortage that occurred in Texas in February 2021), pandemics, political unrest in producing countries, and changes in governmental agricultural programs and energy policies, as well as other factors outside of our control. Continued volatility in the prices of raw materials and other supplies we purchase could increase our cost of sales and reduce our profitability. We generally do not secure raw materials capacity and pricing for more than a year forward, nor do we hedge pricing or availability of any raw or packaging materials. However, in the future, we may use futures, financial swaps and option contracts to hedge pricing or availability of milk and other raw or packaging materials. Any material upward movement in raw materials pricing could negatively impact our margins if we are not able to pass these costs on to our customers. Additionally, should raw materials prices move meaningfully lower there is no guarantee our customers will not ask us to pass some or all of our savings on to them in the form of

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

price reductions or switch to competitors who do so. If we are not successful in managing the costs of our principal raw materials, if we are unable to increase our prices to cover increased costs or if such price increases reduce our sales volumes, then such increases in costs could materially and adversely affect our business, results of operations, and financial condition.

Future raw material prices may be impacted by new laws or regulations, suppliers’ allocations to other purchasers, interruptions in production by suppliers, natural disasters, pandemics, volatility in the price of crude oil and related petrochemical products, transportation costs and changes in exchange rates, which could materially and adversely affect our business, results of operations, and financial condition.

The limited availability of raw materials and packaging materials could materially and adversely affect our business, financial condition, and results of operations.

Our ability to ensure a continuing supply of raw materials and packaging materials depends on many factors beyond our control. The factors that may adversely impact the supply of raw materials include, the availability of vendors that grow, process, and market ingredients (including dairy farmers and other raw material suppliers), the vagaries of these farming businesses (including poor harvests), climate conditions, such as adverse weather conditions, natural disasters, floods, droughts, water scarcity, temperature extremes, frosts, earthquakes, hurricanes, fires, and pestilences, global or regional health crises, acts of war and terrorism (including bioterrorism), changes in national and world economic and geopolitical conditions, and our ability to forecast our ingredient requirements. The supply and costs of obtaining packaging materials are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, consumer demand and changes in governmental trade policies and regulations.

We maintain relationships with suppliers with the objective of ensuring that we have adequate sources for the supply of our primary raw and packaging materials. However, increases in demand for such materials, both within our industry and in general, limited availability and adverse weather conditions and natural disasters, among other factors, can result in shortages and higher costs. Further, adverse weather conditions and natural disasters may impede our primary suppliers from meeting our delivery schedules, may contribute to the loss of a significant supplier or result in a supplier’s failure to meet our performance and quality specifications. If supplies of raw or packaging materials are reduced for any reason or there is greater demand for such materials from us and others, we may not be able to obtain sufficient supply on favorable terms or at all, which could impact our ability to supply products to distributors and retailers and could materially and adversely affect our business, results of operations, and financial condition.

In addition, we are subject to risks related to the availability of natural ingredients. A trend toward increased consumer preference for packaged goods made with natural ingredients places greater competitive demand on ingredients we source. Concurrently, the number of certifications and quality requirements demanded by consumers for the products we produce results in a diminished pool of available vendors and supply chains from which to source. As additional retailers require or consider requiring more of their products to be non-GMO, we may face increased competition for sources of raw materials that are non-GMO. Such industry pressure may be particularly problematic in the United States, where most farmers produce genetically modified foods, making it more difficult to source non-GMO ingredients and raw materials. For example, natural ingredients which are also kosher-certified and sourced from non-GMO supply chains are less plentiful and available from fewer suppliers than their conventional counterparts. We recently partnered with a leading third-party certifier of Fair Trade products in North America to launch a first-of-its-kind Fair Trade certification program for dairy, under which certain of our yogurt product SKUs are Fair Trade Certified. Unforeseen shortages or increased pricing for Fair Trade Certified dairy, or other certified ingredients, may result in unfavorable

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

business decisions to deprioritize certain claims or certifications, which may negatively impact consumers’ preferences for our products. An inability to source our natural or certified ingredients on competitive pricing terms could materially and adversely affect our profitability, results of operations, financial condition, and business prospects.

Because we rely on a limited number of suppliers for raw materials, such as DFA, we may not be able to obtain raw or other prepared materials used in our manufacturing process on a timely basis or in sufficient quantities to produce our products.

We rely on a limited number of vendors to supply us with raw materials. Our financial performance depends in large part on our ability to arrange for the purchase of raw materials in sufficient quantities at competitive prices. We are not guaranteed continued supply, pricing, or access to raw materials from some of these sources. Any of our suppliers could discontinue or seek to alter their relationship with us. For example, we may be adversely affected if they raise their prices, stop selling to us or our co-manufacturers, or enter into arrangements that impair their ability to provide raw materials for us.

Any disruption in our supplier relationships could have a material adverse effect on our business. Events that adversely affect our suppliers could impair our ability to obtain raw material inventory in the quantities that we desire. Such events include problems with our suppliers’ businesses, finances, labor relations, ability to import raw materials, costs, production, quality control, insurance and reputation, as well as natural disasters, pandemics, or other catastrophic occurrences. A failure by any current or future co-manufacturer to comply with food safety, environmental or other laws and regulations, source raw materials, meet required timelines, adhere to COVID-19 guidelines and state executive orders, and hire and retain qualified employees may disrupt our supply of products.

If we experience significant increased demand for our products or need to replace an existing supplier, there can be no assurance that additional supplies of raw materials will be available when required on acceptable terms, or at all, or that any supplier would allocate sufficient capacity to us in order to meet our requirements, fill our orders in a timely manner or meet our strict quality standards. Even if our existing suppliers are able to expand their capacity to meet our needs or we are able to find new sources of raw materials, we may encounter delays in production, inconsistencies in quality, and added costs. We are not likely to be able to pass increased costs to the customer immediately, if at all, which may decrease or eliminate our profitability in any period. Any delays or interruption in or increased costs of our supply of raw materials could have a material and adverse effect on our ability to meet consumer demand for our products and result in lower net sales and profitability both in the short and long term.

Changes in the food industry, including changing dietary trends and consumer preferences, may have a material adverse effect on our brand loyalty, net sales, results of operations, and financial condition.

Consumer tastes and preferences can change rapidly due to many factors, including shifting consumer preferences, dietary trends, and purchasing patterns. Consumers focus on dietary, fitness, and health and wellness trends, different nutritional aspects and health effects of foods and beverages, lactose intolerance, preference for vegan or plant-based products, sourcing practices relating to ingredients, animal welfare, and environmental concerns. If we fail to anticipate, identify, or react to changes in consumer focus and food and beverage industry trends, we could experience reduced consumer demand and price reductions, which could cause our revenue and profitability to decrease. Demand for our products could also be adversely affected by changes in general economic conditions, demographic trends, customer confidence in the economy, changes in government regulations or policies, and changes in discretionary consumer income. As a consequence of the COVID-19

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

pandemic, we experienced reduced product consumption at food service outlets and decreased cream sales. This decrease was positively offset by an accelerated shift in consumer channel preferences and package configurations, including strong sales at retail and warehouse clubs and increased levels of at-home product consumption and demand for multi-serve and multi-pack products. Such changes in consumer behavior, the longevity of which is currently unclear to us, have and may continue to impact our profitability and may require us to add costs and make investments to adapt to serve these preferences. A significant shift in consumer demand away from our products could reduce our sales or our market share and the prestige of our brand, which would harm our business and financial condition.

Our efforts to expand into new product categories may be unsuccessful.

Our success depends, in part, on our ability to anticipate the tastes, preferences, and dietary habits of consumers and to offer products that appeal to their needs and preferences on a timely and affordable basis. It is difficult to successfully predict the products our customers will demand. The development of new products requires significant investment in research and development, testing, formulation and potential manufacturing process changes and enhancements. The product innovation process can be long, costly and its outcome can be uncertain. We may not be successful in developing, introducing on a timely basis or marketing any new or enhanced products, and specifically, the sales volumes for new or enhanced products may not reach anticipated levels. Further, our new products may not achieve market acceptance, grow revenue at expected growth rates, or become profitable. We also may incur expenses and capital expenditure costs relating to the development of new products, including costs incurred in connection with the development and adoption of new production safety protocols, that do not generate a positive return on our investment. Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address those preferences will in part depend on our continued ability to develop and introduce innovative, high-quality products and, in some cases, acquire or develop the intellectual property necessary to develop new products or improve our existing products. There are inherent risks associated with new product or packaging introductions, including uncertainties about trade and consumer acceptance or potential impacts on our existing product offerings. Several products we have introduced did not enjoy success and have been or are being discontinued. The long-term success of these products or any we may introduce in the future is not guaranteed or known at this time.

Our continued success depends to a large extent on our ability to innovate successfully and introduce new products in fast growing and profitable categories on a cost-effective basis.

One way to achieve growth is to enhance our product portfolio by adding innovative new products in faster growing and more profitable categories. The food industry and retailers in the grocery industry use new products as a way of creating excitement and a variety of choices in order to attract new consumers and increase demand among existing consumers. Consumer behavior related to nutrition and food choice is changing at a more rapid rate than ever. Our future results will depend on our ability to increase market share in existing categories, such as through the introduction of new products in the yogurt category, as well as to introduce innovative new products in faster-growing and potentially more profitable categories to keep up with changing consumer tastes, preferences, and trends. We operate in the highly competitive yogurt, plant-based milk, coffee creamers, ready-to-drink coffee and non-dairy probiotic beverages categories. We face significant competition in each of our product categories from large national and international companies and a number of smaller manufacturers in addition to private label products. These competitors and others may be able to introduce innovative products more quickly or market their products more successfully than we can, which could cause our growth rate in certain existing categories to be slower than anticipated or render such products unattractive to consumers, which could cause us to lose sales. Our competitors also may choose to increase price promotions or may be more effective with their promotional programs, which may impact our volume

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

growth, price realization and market share. If our products are unable to compete successfully with other branded or private label offerings in existing categories, we may be unable to grow existing market share, or may lose market share in such categories.

Our success in new product development is dependent, in part, on our ability to anticipate and react to consumer preferences and dietary trends to leverage our research and development capabilities, and to launch new or improved products successfully and on a cost-effective basis. The development and introduction of new products can require substantial research and development and marketing expenditures, which we may be unable to recover if the new products do not achieve commercial success or gain widespread market acceptance. New products may not achieve success in the marketplace, due to lack of demand, failure to meet consumer tastes, preferences, or other factors. Product innovation may also result in increased costs resulting from the use of new manufacturing techniques, capital expenditures, new raw materials and ingredients, new product formulations, new product packaging, and possibly new manufacturing partners. Some of our recent launches, such as Greek Yogurt with Nut Butter, were not successful. Additionally, the introduction of new products could also divert resources and attention from existing products or cannibalize sales of our existing products and be decretive in margin and net sales. As a result, even if new products are successful, they could cause our overall profit margins to decline. If we are unsuccessful in our efforts to maintain market share in existing categories, our product innovation efforts are unsuccessful or unprofitable or demand for our products declines, our sales, profitability, results of operations, and financial condition could be materially adversely affected.

If we lose one or more of our major customers or if any of our major customers experiences significant business interruption, our results of operations could be adversely affected.

We are substantially dependent on relationships with our key customers, including leading national and regional retailers, food service distributors and wholesalers across the United States and Australia. We do not have long-term contracts with our customers, and as a result, our customers could significantly decrease or cease their business with us with limited or no notice. As of March 27, 2021, two customers individually accounted for approximately 10% of our net sales. These key customers purchase our food and beverage products. Our net sales also include sales of cream, which is a natural byproduct of our yogurt making process. The competition to supply products to high-volume retailers is intense. The loss of one or more major customers, a material reduction in sales to these customers as a result of competition from other food and beverage manufacturers or the occurrence of a significant business interruption of our customers’ operations would result in a decrease in our revenues, operating results, and earnings. We may be similarly negatively impacted if any of our key customers change their pricing and margin expectations or business strategies as a result of industry consolidation or otherwise. In the event of key customer consolidation, we may lose key business if the surviving entities do not continue to purchase products from us or reduce the number of our products they carry or the amount of shelf space they allocate to our products and categories, or increase their emphasis on competing categories or brands. Any inability to resolve a significant dispute with any of our key customers, a change in the business condition (financial or otherwise) of any of our key customers, even if unrelated to us, or the loss of or a reduction in sales or anticipated sales to one or more of our most significant distributors or retailers may negatively affect us. Further, retail customers may continue to consolidate, resulting in fewer but larger customers across various channels. These larger customers may seek to leverage their positions to improve their profitability by demanding improved efficiency, lower pricing, more favorable terms, increased promotional spend, or specifically tailored product or promotional offerings, which may have a material adverse effect on our business, results of operations, and financial condition. A reduction in sales to one or more major customers could have a material adverse effect on our business, financial condition, and results of operations.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Changes in consumer spending and general economic conditions may have a material adverse effect on our brand loyalty, net sales, results of operations, and financial condition.

Consumer purchases of discretionary items, including health conscious items like our products, generally decline during weak economic periods and other periods where disposable income is adversely affected. Concerns related to the ongoing COVID-19 pandemic have contributed to a shift in consumer shopping patterns towards grocery store purchases for household staples, and away from other retail and food service outlets. Shifts in consumer behavior and preferences such as these may require us to adapt, increase the speed and efficiency of investment in product development, the introduction and marketing of innovative new product lines, and the expansion or modification of current product offerings to ensure continued growth and profitability. Consumers may reduce the number of natural and nutritional products that they purchase because such products generally have higher retail prices than their conventional counterparts. In addition, retailers are increasingly offering competing private label products, which generally have lower retail prices than their branded counterparts and may also seek to reduce their inventories in response to challenging economic conditions. In those circumstances, we could experience a decrease in sales of our products. Consumers’ willingness to purchase our products will depend upon our ability to offer products that appeal to consumers at the right price. If we fail to use our sales and marketing expertise to respond to these trends in a way that is beneficial to us and to our customers, or if we lower our prices or increase promotional support of our products and are unable to increase the volume of our products sold, our profitability and financial condition could be materially adversely affected. It is also important that our products are perceived to be of a higher quality than less expensive alternatives. If the difference in quality between our products and those of private label brands or lower priced brands narrows or if such difference in quality is perceived to have narrowed, then consumers may not buy our products. Furthermore, during periods of economic uncertainty, consumers may shift their purchases to lower-priced or private label products or forego certain purchases altogether. Our performance is subject to factors that affect economic conditions in the United States and globally, including consumer confidence, employment levels, disposable income, availability of consumer credit, consumer debt levels, energy costs, residential real estate and mortgage markets, taxation, interest rates, and other factors. A change in consumer discretionary spending, due to economic downturn, pandemic, or other reasons, may have a material effect on sales. Declining customer demand for our products could have a material adverse effect on our brand loyalty, net sales, results of operations, and financial condition.

Maintaining, extending, and expanding our reputation and brand image is essential to our business success.

Our success depends on our ability to maintain brand image for our existing products, extend our brand into new categories and geographies and to new distribution platforms, including online, and expand our brand with new product offerings. We seek to maintain, extend, and expand our brand image through public relations activities and marketing investments, including advertising and consumer promotions and product innovation. Increasing attention on the role of food and beverage marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Any state or federal labeling rule change that restricts our ability to differentiate the quality and character of our products from our competition could affect our operating results. For instance, like other food companies, we are subject to strict regulations regarding the declaration of allergens in our products, and we must adhere to various regulations and limitations pertaining to our use of product-related claims on labeling and advertising, including “non-GMO ingredients,” “rBST-free” and “kosher certified.” Increased legal or regulatory restrictions on our advertising, consumer promotions, and marketing could limit our efforts to maintain, extend, and expand our brand.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing marketing and media environment, including our reliance on

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

social media and online dissemination of marketing and advertising campaigns. We are active in social media as an important medium for our marketing efforts. Therefore, any negative posts or comments about us, our brands, our products, our customers, or any of our employees on social networking web sites (whether factual or not), security breaches related to use of our social media or related impacts of withdrawn public support (known popularly as “cancel culture”) and failure to respond effectively to these posts, comments, or activities could damage our reputation and brand image across the various regions in which we operate and threaten our sales and profitability. The costs of maintaining, extending, and enhancing our brands may increase. We might fail to invest sufficiently in maintaining, extending, and expanding our brand image. If we do not successfully maintain, extend, and expand our reputation and brand image, then our brand, product sales, financial condition, and results of operations could be materially and adversely affected.

Price increases may not be sufficient to offset cost increases and maintain profitability or may result in sales volume declines associated with pricing elasticity.

We may be able to pass some or all raw material and other input cost increases to customers by increasing the selling prices of our products, reducing promotional discounts or modifying the size of our products; however, higher product prices or decreased promotional spend or product sizes may result in a reduction in sales volume or consumption. Additionally, our ability to improve and maintain sales volume levels may be jeopardized by competitive pricing pressures. If our competitors are able to offer their products at more favorable prices to customers, our sales may decline and we may lose market share for our products. If we are not able to increase our selling prices, or reduce promotional spend sufficiently or in a timely manner, to offset increased raw material, energy, or other input costs, our financial condition and results of operations could be materially adversely affected.

Issues or concerns related to the quality and safety of our products, ingredients, labeling, or packaging could cause a product recall or result in regulatory investigations and litigation or result in harm to our reputation, negatively impacting our operating results.

In order to sell our products, it is important that we maintain a good reputation with our customers and consumers. Issues or concerns related to the quality and safety of our products, ingredients, labeling, or packaging could jeopardize our image and reputation. Negative publicity related to these types of issues or related to product contamination, product quality or product tampering, whether valid or not, or whether or not we are at fault, could decrease demand for our products, harm our relationship with our customers, impact consumer perception of or reduce consumer confidence in our products, or cause production and delivery disruptions. Our products could be subject to a voluntary or involuntary product recall or market withdrawal if any of our products, due to suspected or confirmed product contamination, adulteration, product mislabeling or misbranding, tampering, undeclared allergens or other deficiencies, could potentially be unfit for consumption or cause injury, illness, or death, or if the products or we or our suppliers or co-manufacturers are found to be noncompliant with regulatory requirements. For example, in September 2013 we announced a voluntary recall of our Greek yogurt products manufactured in our Twin Falls, Idaho plant. We received recognition from the FDA on November 13, 2015 that the recall was completed and that there was proper disposition of the recalled product by us.

If any of our products becomes subject to a product recall or market withdrawal, whether voluntary or involuntary, our costs to conduct such recall or market withdrawal could be significant, we may be required to destroy product inventory, require customers to remove product from shelves and in inventory, sales may be reduced, and our reputation could be harmed, which could materially adversely affect our financial performance. In addition, any adverse food safety event could result in mandatory or voluntary product withdrawals or recalls and regulatory and other investigations, any of which could disrupt our operations, increase our costs, require us to respond to findings from

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

regulatory agencies that may divert resources and assets, and result in potential civil fines and penalties as well as other legal action. These events can occur whether or not we are at fault as we have limited control over handling procedures once our products have been shipped for distribution. We could also be subject to litigation and class actions or government actions in the future relating to these events, which could result in payments of fines or damages. Costs associated with product recalls, market withdrawals, and related litigation or government actions and marketing related to the re-launch of such products, could materially and adversely affect our operating results.

In addition, certain products or product components are manufactured by our co-manufacturing partners. We do not control the manufacturing processes of, and rely upon, our co-manufacturers for compliance with current good manufacturing practices for the manufacturing of our products. If we or our co-manufacturers cannot successfully manufacture products that conform to our specifications and the strict regulatory requirements of the FDA or other regulatory regimes, we or they may be subject to adverse inspectional findings or enforcement actions, which could materially impact our ability to market our products, could result in our co-manufacturers’ inability to continue manufacturing for us or could result in a recall of products that have already been distributed.

We may be subject to significant liability should the consumption of any of our products cause or be claimed to cause illness or physical harm.

We sell products for human consumption, which involves risks such as product contamination or spoilage, including the presence of foreign objects, substances, chemicals, other agents, or residues introduced during the growing, manufacturing, storage, handling or transportation phases, product tampering, allergens, and other adulteration, mislabeling and misbranding. Further, we rely on third-party service providers to operate certain Chobani-branded cafés, making it difficult to monitor food safety compliance and increasing the risk foodborne illnesses. We may also be subject to claims or lawsuits resulting in liability for actual or claimed harm, injuries, illness, or death. Any of these events may result in a material adverse effect on our business. Even if a product liability claim or lawsuit is baseless, unsuccessful or not fully pursued, the negative publicity surrounding any assertion that our products caused illness or physical harm could adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. We maintain general liability and product liability, property, worker’s compensation, business interruption, director and officer, and other insurance in amounts and on terms that we believe are customary for similarly situated companies. However, we cannot be sure that this insurance will be adequate to cover all potential hazards incidental to our business or that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage. For example, a product liability judgment against us or a product recall could have a material adverse effect on our business, results of operations, financial condition, and liquidity. We may incur significant expenses in defending these lawsuits and claims and repairing any reputational damage. Additionally, adverse publicity about regulatory or legal action against us, product or ingredient quality and safety, labor issues, or environmental and human rights risks in our supply chain could damage our reputation and brand image, undermine our customers’ confidence, and reduce demand for our products, even if the regulatory or legal action is unfounded or these matters are immaterial to our operations. This could have a material adverse effect on our profitability, financial condition, and results of operations.

If we are not successful in expanding sales in alternative retail channels, such as e-commerce retailers, our business, or financial results may be negatively impacted.

Alternative retail channels, such as e-commerce retailers (including as a result of the integration of traditional and digital operations at key retailers), subscription services, direct-to-consumer brands,

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

convenience stores, colleges and drug stores, have become more prevalent. This trend away from traditional retail grocery, and towards such channels, is expected to continue in the future. Conducting sales of our products through e-commerce channels is more challenging than completing such sales through traditional retail channels. If we are not successful in expanding sales in alternative retail channels, our business or financial results may be negatively impacted. In particular, substantial growth in e-commerce has encouraged the entry of new competitors and business models, intensifying competition by simplifying distribution and lowering barriers to entry. Concerns related to the ongoing COVID-19 pandemic have contributed to an accelerated consumer shift towards e-commerce and other online retail activity. The expanding presence of e-commerce retailers has impacted, and may continue to impact, consumer preferences and market dynamics, which in turn may negatively affect our sales or profits. The Internet and mobile networks provide new, rapidly evolving, and intensely competitive channels for the sale of all types of goods and services. Customers who purchase our food products have many alternatives, and merchants have other channels to reach customers. We expect competition to continue to intensify. Online and offline businesses compete with each other, and our competitors include a number of online and offline food and beverage companies with greater resources, large user communities and well-established brands. In addition, these alternative retail channels may create consumer price deflation, affecting our retail customer relationships and presenting additional challenges to increasing prices in response to commodity or other cost increases. Also, if these alternative retail channels, such as e-commerce retailers, were to take significant share away from traditional retailers, where we generate a greater share of revenue, our financial results could be negatively impacted.

The categories in which we participate are very competitive, and increased marketplace competition or our inability to compete effectively could hurt our business and market demand for new and existing products could decline.

The food and beverage categories in which we participate are intensely competitive and some of our competitors are large companies that have significant resources and substantial international operations across multiple products and categories with lower fixed costs or are substantially less leveraged than us. Competition in these industries is based on product quality, taste, functional benefits, convenience, brand loyalty, positioning, product variety, product packaging, shelf space, price, promotional efforts, and ingredients. In order to protect our existing market share or capture additional market share in this highly competitive environment, we may be required to increase expenditures for promotions and advertising, continue to introduce and establish new products that appeal to our customers and support those products with associated capital expenditures and investments in marketing. We are developing a direct from retail experience on our website that facilitates transactions between our consumers and our retail partners, but there is no guarantee this offering or any of our current and future e-commerce initiatives will be successful. Due to inherent risks in the marketplace associated with advertising and new product introductions, including uncertainties about customer and consumer acceptance, food and beverage industry trends, and consumer health concerns, increased expenditures may not prove successful in maintaining or enhancing our market share and could result in lower sales and profits. Increased competition can reduce our sales due to loss of market share or because we reduce prices to respond to competitive and customer pressures. In addition, we may incur increased credit and other business risks because we operate in a highly competitive retail environment. Competitive pressures also have restricted our ability to increase prices, including in response to commodity and other cost increases. Our profits could decrease if a reduction in prices or increased costs are not counterbalanced with increased sales volume. We cannot assure you that we will be able to compete effectively against current and future competitors and increased competition may result in shifting market trends we are unable to react to, pricing pressures, reduced margins, and loss of market share, any of which could have a material adverse effect on our business, financial condition, or results of operations.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

We are primarily dependent on sales of a single product category.

Our future results will depend on our ability to continue to drive revenue growth in the yogurt category. Historically, we have derived a substantial portion of our revenue and profitability from sales of our Greek yogurt products, and we expect to continue to derive significant revenue from sales of such products for the foreseeable future. The success of Greek yogurt products has been supported by shifting consumer preference and growing demand for natural, low-fat, high-protein food products. Since 2009, the overall United States spoonable yogurt market has grown from $4.5 billion at a CAGR of     % to $              in retail sales for the 52-week period ended                 , 2021. The Greek yogurt segment has led this growth, growing from 4.4% to     % market share over that same time period, with $              in retail sales, which represents a     % CAGR. A decline in the overall yogurt and Greek yogurt markets could have a material adverse effect on our profitability, results of operations, and financial condition. Further, a decline in the price of these products, whether due to competition or otherwise, or our inability to drive revenue growth in this product category, would harm our business and operating results more seriously than it would if we derived significant revenue from a variety of product categories.

Our failure to achieve anticipated efficiencies and margin improvement could adversely affect our business and results of operations.

We strive to improve operating margins through sales growth, reasonable price increases, the application of leverage and scale to improve our purchasing power, productivity gains, and improved manufacturing techniques, but we may not achieve the desired improvements. These activities depend on a combination of improved product design and formulations, effective manufacturing process control initiatives, cost-effective production, reduction in supplier pricing, and other efforts made to sustain a robust pipeline of new products that may not be successful. The success of sales growth and price increases depends not only on our actions but also on the strength of customer demand and competitors’ pricing responses, which we cannot predict. Failure to successfully implement actions to improve operating margins could adversely affect our business, financial condition, or results of operations.

Failure to maintain sufficient capacity or expand production capacity may result in our inability to meet customer demand or increase our operating costs and capital expenditures.

The success of our business depends, in part, on maintaining and improving a strong production platform and we rely primarily on internal production resources to fulfill our manufacturing needs. Production levels may be challenged by insufficient milk yields, water supply, waste control, customer demand and production constraints. For example, water is an essential ingredient in substantially all of our products and is vital to the production of the agricultural ingredients on which our business relies and is needed in our manufacturing process. We periodically experience water supply issues that can be exacerbated by increased production demands. Any constraint on water supply can impact the volume of products we may manufacture for customers. In the event we are unable to obtain water in the quantities and quality required for our manufacturing processes, we may need to expand our production facilities beyond our existing manufacturing plants or increase our reliance on third parties to provide manufacturing and supply services for our products. Our continued success depends upon our ability to manage, improve, and replace our existing facilities and to expand our operations by developing and adding new facilities, as appropriate, improve water quality, to maintain or increase operational efficiency, sustain or expand production capacity, or meet changing regulatory requirements. A significant increase in maintenance costs and capital expenditures could adversely affect our financial condition, results of operations and cash flows. In addition, a failure to operate these facilities optimally could result in declining customer service capabilities, which could have a material adverse effect on our business, financial condition, and results of operations.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Disruption to our supply chain could impair our ability to produce or deliver finished products, resulting in a negative impact on our operating results.

Disruption to our manufacturing operations or our supply chain could result from, among other factors, the following:

•	natural disaster;

•	pandemic outbreak of disease (among humans or animals), including the COVID-19 pandemic;

•	weather;

•	fire or explosion;

•	civil unrest, war or perceived threat of war, terrorism, or other acts of violence;

•	labor disturbances (including strikes, labor shortage due to illness, work stoppages, and slowdowns);

•	data security breaches, cyber-attacks, including malware and ransomware, and other unauthorized or improper access;

•	production or shipping delays;

•	power disruptions or failures;

•	equipment or systems failures;

•	unavailability of raw or packaging materials;

•	changes in the regulatory environment for the manufacture of food and dairy products;

•	non-compliance with applicable regulatory and quality compliance rules, laws or guidance;

•	operational and/or financial instability of key suppliers and other vendors or service providers;

•	impediments to international trade; or

•	ineffective product planning.

An interruption in production capacity at any of our Twin Falls, Idaho, New Berlin, New York or Melbourne, Australia manufacturing facilities or any facilities operated by our co-manufacturing partners due to equipment failure, catastrophic loss, the release of ammonia gas or other hazardous materials or other reasons could have a material adverse effect on our results of operations and financial condition and may create challenging circumstances for recovery. Ammonia gas is a volatile and potentially hazardous substance used in our refrigeration equipment to preserve raw milk and store finished products and other raw materials as part of our manufacturing process. From time to time, our manufacturing facilities experience minor releases of ammonia related to leaks from our facilities’ equipment. In the event of similar or more significant events in the future, we could incur significant costs, including fines, penalties and other sanctions, cleanup costs and third-party claims for property damage or personal injury as a result of the failure to comply with, or liabilities under, applicable environmental, health and safety requirements.

We have strategies and plans in place designed to manage disruptive events if they were to occur, including our business interruption insurance, cyber liability insurance, and our cyber incident response plan. If we, or any of our co-manufacturing partners, are unable or find that it is not financially feasible to effectively plan for or mitigate the potential impacts of such disruptive events on our manufacturing operations, in particular at our Twin Falls, Idaho, New Berlin, New York and Australian facilities or supply chain, our financial condition, and results of operations could be materially adversely affected if such events were to occur.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Failure by any of our North American and international transportation providers or distributors to deliver our raw or packaging materials to us or our products to customers on time or at all could result in lost sales.

We rely upon third-party transportation providers for the delivery of finished products to our customers and shipment of raw and packaging materials required to manufacture our products. A significant portion of our products and the raw and packaging materials we use are transported by truck, which is a highly regulated mode of transportation. Our utilization of such delivery services for shipments is subject to risks, including the effects of health epidemics or pandemics or other contagious outbreaks, such as the COVID-19 pandemic, any shortage of truck drivers, increases in fuel prices, which would increase our shipping costs, employee strikes, labor shortages, failure to meet customer standards, and severe weather conditions and natural disasters such as fires, floods, droughts, hurricanes, earthquakes, and tornados. If any of our third-party transportation providers were to fail to deliver raw materials to us in a timely manner, or fail to deliver our products to our customers in a timely manner, we might be unable to meet customer and consumer demands for our products. These risks may impact the ability of carriers to provide delivery services that adequately meet our shipping needs. Prime Trucking is responsible for a significant portion of our North American shipping needs. Any disruption in this relationship or the ability of Prime Trucking to fulfill its contracted services could affect our business. We may, from time to time, change third-party transportation providers and we could therefore face logistical difficulties that could adversely affect deliveries. In addition, we could incur costs and expend resources in connection with such change. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we use, which in turn would increase our costs and adversely affect our business. Any failure of a third-party transportation provider to deliver raw materials or finished products in a timely manner could harm our reputation, negatively impact our customer relationships and have a material adverse effect on our financial condition or results of operations.

In select international markets, we depend exclusively on third-parties to reach our customers. Our success in these markets depends almost entirely upon the efforts of our international distributors and logistics and fulfillment partners, over whom we have little or no control. If a distributor or logistics or fulfillment partner, fails to fulfill its contracted services, for any reason, we could lose sales and our ability to compete in that market may be adversely affected.

Increased costs associated with product processing and transportation, such as wastewater disposal, ammonia containment, electricity, natural gas, fuel, and labor costs, could increase our expenses and reduce our profitability.

We require a substantial amount of energy to make our products. Transportation costs, including fuel and labor, also account for a significant portion of the cost of our products, because we use third-party trucking companies to transport a substantial portion of our raw materials and to deliver our products to our distributors and customers. Labor is also an important component of our production costs. Our products generate significant volumes of wastewater and whey. Additionally, ammonia gas is a volatile and potentially hazardous substance used in our refrigeration equipment to cool raw milk as part of our manufacturing process. The increased costs associated with the safe transport and disposal of wastewater, whey and ammonia, including related regulatory compliance costs, may reduce our profitability. These costs fluctuate significantly over time due to factors that may be beyond our control, including increased fuel prices, adverse weather conditions or natural disasters, employee strikes or work slowdowns, regulation (including increases in minimum wage rates in the United States), and increased export and import restrictions. Transportation costs may further increase as a result of high levels of long-haul driver capacity issues. We may not be able to pass on increased cost of production or transportation to our customers. Increases in the cost of water, electricity, natural gas, fuel, or labor and failure to ship products on time, could increase our costs of production and adversely affect our profitability.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

As a food production company, all of our products and product labeling must be compliant with regulations by the Food and Drug Administration (“FDA”) and other laws and regulations in the U.S. and in other countries where we manufacture, distribute and sell our products. Any non-compliance with these laws or regulations could harm our business.

As a manufacturer of products intended for human consumption, we are subject to extensive governmental regulation. We must comply with various laws and FDA regulations (as well as laws and regulations administered by government entities and agencies outside the United States), including those regarding product manufacturing, food safety, required testing, and appropriate labeling and marketing of our products. It is possible that such laws and regulations by the FDA or other governing bodies or the interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA’s or other governing bodies laws or regulations and any such non-compliance could harm our business.

The failure to comply with applicable regulatory requirements could result in, among other things, administrative, civil, or criminal penalties or fines, mandatory or voluntary product recalls, warning or untitled letters, cease and desist orders against operations that are not in compliance, closure of facilities or operations, the loss, revocation, or modification of any existing licenses, permits, registrations, or approvals or the failure to obtain additional licenses, permits, registrations, or approvals in new jurisdictions where we intend to do business, any of which could negatively affect our business, reputation, financial condition, and results of operations.

Changes in the legal and regulatory environment could limit our business activities, increase our operating costs, reduce demand for our products or result in litigation.

The conduct of our businesses, including the production, storage, distribution, sale, display, advertising, marketing, labeling, health and safety practices, transportation and use of many of our products, are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States, as well as to laws and regulations administered by government entities and agencies outside the United States in markets in which our products or components thereof (such as ingredients and packaging) may be made, manufactured, or sold. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic, or social events. Such changes may include changes in:

•	food and drug laws (including FDA regulations) any other laws related to product labeling;

•	advertising and marketing laws and practices (including Federal Trade Commission (“FTC”) guidelines);

•	laws and programs restricting the sale and advertising of certain of our products;

•	laws and programs aimed at reducing, restricting, or eliminating ingredients present in certain of our products;

•	laws and programs aimed at discouraging the consumption of products or ingredients or altering the package or portion size of certain of our products;

•	increased regulatory scrutiny of and increased litigation involving, product claims and concerns regarding the effects on health of ingredients in or attributes of, certain of our products;

•	state consumer protection and disclosure laws;

•	taxation, including the imposition or proposed imposition of new or increased taxes, including limitations such as limitations on the deductibility of interest;

•	other limitations on the sale of our products;

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•	competition laws;

•	anti-corruption laws;

•	employment laws;

•	worker safety and protection laws (including Occupational Safety and Health Administration (“OSHA”) and those addressing COVID-19);

•	privacy laws;

•	laws regulating the price we may charge for our products;

•	laws or programs regulating the sourcing of materials or ingredients domestically or abroad;

•	farming and environmental laws;

•	sustainability laws; and

•

international and domestic trade and tax laws regarding the importing and exporting of products and ingredients, such as those enforced by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury, and similar laws and regulations in other jurisdictions.

New laws, regulations, or governmental policy and their related interpretations and enforcement or changes in any of the foregoing, including taxes or other limitations on the sale of our products, ingredients contained in our products or commodities used in the production of our products, may alter the environment in which we do business and, therefore, may impact our profitability, results of operation, and financial condition.

If we fail to adhere to U.S. and international regulations to which we are subject, or if we are unable to grow our business in developing and emerging markets, our business, financial condition, or results of operations can be adversely affected.

Our products are subject to numerous food safety and other laws and regulations relating to the sourcing, manufacturing, storing, labeling, marketing, advertising, selling, displaying, transporting, distributing and usage of these products in the United States, Australia, Canada, Mexico, and internationally. Compliance with new, evolving, or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, evolving, or changed interpretations or enforcement of existing laws or regulations, may have a material adverse effect on our business, financial condition or operating results.

The marketing of food products has come under increased regulatory scrutiny in recent years and the food industry has been subject to an increasing number of regulatory and legal proceedings and claims relating to alleged false or deceptive marketing under federal, state, and foreign laws or regulations. We are also regulated with respect to licensing requirements, trade and pricing practices, tax, anti-corruption standards, advertising and claims, and environmental matters, among others. Changes in legal or regulatory requirements, such as new food safety requirements and revised nutrition facts labeling and serving size regulations, or evolving interpretations, of existing legal or regulatory requirements, may result in increased compliance costs, capital expenditures, and other financial obligations that could adversely affect our business or financial results. If we are found in violation of the applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have a material adverse effect on our business. Even if regulatory agency review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation. Further, modifications to international trade policy, including the imposition of increased or new tariffs, quotas, or trade barriers

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

on key commodities, could have a negative impact on us or the industries we serve, including as a result of related uncertainty, and could materially and adversely impact our business, financial condition, operating results, and cash flows.

In addition, our international operations could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act (“FCPA”), OFAC, anti-money laundering and trade sanction laws and similar anti-corruption, anti-bribery and international trade laws. International anti-bribery laws, such as the FCPA, generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials or other third parties for the purpose of obtaining or retaining business. We cannot provide assurance that our internal control policies and procedures will always protect us from reckless or criminal acts committed by our employees, joint-venture partners, or agents. Violations of these laws or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations, cash flows, and financial condition.

Our growth strategy depends in part on our ability to expand our operations in emerging markets. Competition in emerging markets is increasing as our competitors grow their global operations and low-cost local manufacturers expand and improve their production capacities. However, some emerging markets have greater political, economic, and currency volatility and greater vulnerability to infrastructure and labor disruptions than more established markets. In many countries outside of the United States, particularly those with emerging economies, it may be common for others to engage in business practices prohibited by laws and regulations with extraterritorial reach, such as the FCPA or local anti-bribery laws. These laws generally prohibit companies and their employees, contractors, or agents from making improper payments to government officials, including in connection with obtaining permits or engaging in other actions necessary to do business. Failure to comply with these laws could subject us to civil and criminal penalties that could materially and adversely affect our reputation, financial condition, and results of operations. If we cannot successfully increase our business in emerging markets and manage associated political, economic, and regulatory risks, our product sales, financial condition, and results of operations could be materially and adversely affected.

We expect to need capital in the future and we may not be able to raise that capital on acceptable terms or at all.

Growing our business will require significant capital in the future. To meet our capital needs, we expect to rely on our cash flow from operations and other third-party financing. Third-party financing in the future may not, however, be available on terms favorable to us or at all. Our ability to obtain additional funding will be subject to various factors, including market conditions, our operating performance, lender sentiment, and our ability to incur additional debt in compliance with other contractual restrictions such as financial covenants under our credit facilities or other debt documents. These factors may make the timing, amount, terms, and conditions of additional financings unattractive. Our inability to raise capital could impede our growth and could materially adversely affect our business, financial condition, or results of operations.

If we are unable to make payments or we are unable to refinance our debt or obtain new financing on commercially reasonable terms or at all, we may consider other options, including:

•	sales of assets;

•	sales of equity;

•	reductions or delays of capital expenditures, strategic acquisitions, investments, and alliances; or

•	negotiations with our lenders to restructure the applicable debt.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

If we are forced to pursue any of the above options, our business, or the value of an investment in our securities could be adversely affected.

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under existing debt agreements.

Subject to the limits contained in our First Lien Credit Agreement (as defined herein) governing our Credit Facilities, the indentures governing our Senior Secured Notes, Senior Unsecured Notes and our other debt instruments, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments, acquisitions or for other purposes. If we do so, the risks related to our high level of debt could intensify.

Specifically, our outstanding debt could restrict our operations and could have important consequences, including:

•	making it more difficult for us to satisfy our obligations with respect to our existing indebtedness;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions, or other general corporate requirements;

•

requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions and limiting our ability to withstand competitive pressures;

•	exposing us to the risk of increased interest rates as certain of our borrowings are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete, placing us at a disadvantage compared to other, less leveraged competitors;

•	increasing our cost of borrowing; and

•	causing us to be more leveraged than some of our competitors, which may place us at a competitive disadvantage.

In addition, the indentures governing our Senior Unsecured Notes and Senior Secured Notes and the First Lien Credit Agreement governing our Credit Facilities, respectively, contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default, which, if not cured or waived, could result in the acceleration of all our debt.

Changes in financial market conditions may also make it difficult to access credit markets on commercially acceptable terms, which may reduce liquidity or increase borrowing costs for us, our customers, and our suppliers. A significant reduction in liquidity could increase counterparty risk associated with certain suppliers and service providers, resulting in disruption to our supply chain and/or higher costs and could impact our customers, resulting in a reduction in our revenue or a possible increase in bad debt expense. This could materially affect our results of operations and financial condition.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

We may not be able to adequately protect our intellectual property or may be found to infringe the intellectual property rights of others, which could harm the value of our brand and adversely affect our business.

Our intellectual property is material and significant to the conduct of our business. Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks, trade dress, and other proprietary intellectual property, including our name and logos. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as certain contractual provisions, to protect our intellectual property rights. However, these laws, procedures and agreements provide only limited protection and may not be adequate to protect any of our intellectual property rights from being challenged, invalidated, circumvented, infringed, diluted or misappropriated. As of June 2, 2021, we have eight issued U.S. patents and four foreign patents, including both design and utility. As of June 2, 2021, we maintain six pending U.S. patent applications. We own 13 registered copyrights, including 12 registered in the U.S. and one registered in China. We cannot offer any assurances about which, if any, patents will issue from these applications, the breadth of any such patents, or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or, if applicable in the future, licensed to us could deprive us of rights necessary for the successful commercialization of products that we may develop. Since patent applications in the United States and most other countries are confidential for a period of time after filing (in most cases 18 months after the filing of the priority application), we cannot be certain that we were the first to file on the technologies covered in several of the patent applications related to our technologies or products. Furthermore, a derivation proceeding can be provoked by a third-party, or instituted by the U.S. Patent and Trademark Office, or USPTO, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. Patent law can be highly uncertain and involve complex legal and factual questions for which important principles remain unresolved. In the United States and in many international jurisdictions, policy regarding the breadth of claims allowed in patents can be inconsistent and/or unclear. The U.S. Supreme Court and the Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, international courts and governments have made, and will continue to make, changes in how the patent laws in their respective countries are interpreted. We cannot predict future changes in the interpretation of patent laws by U.S. and international judicial bodies or changes to patent laws that might be enacted into law by U.S. and international legislative bodies.

We enter into confidentiality agreements with parties who have access to and use our formulations to manufacture our products. Such agreements generally require that all information made known to them be kept strictly confidential. Nevertheless, trade secrets are difficult to protect. Although we attempt to protect our trade secrets, our confidentiality agreements may not effectively prevent disclosure of our proprietary information and may not provide an adequate remedy in the event of unauthorized disclosure of such information. If we do not keep our trade secrets confidential, others may produce products with our recipes or formulations. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights against such parties.

While it is our policy to protect and vigorously defend our rights to our intellectual property, we cannot predict whether steps taken by us to protect our intellectual property rights will be adequate to prevent misappropriation of these rights or the use by others of our intellectual property, or the use by others in the marketplace of products based upon our intellectual property, or otherwise similar to our products. Third parties may misappropriate or infringe on our intellectual property or develop more efficient and advanced technologies. We may be unaware of intellectual property rights of others that may cover some of our technology, brands, or products. Some of our intellectual property rights expire over time and our partners could also inappropriately disclose our trade secrets. It may be difficult for

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

us to prevent others from copying elements of our products and any litigation to enforce our rights will likely be costly and may not be successful. As of June 2021, we own 418 trademark registrations globally (of which 58 are registered U.S. trademarks). We also have 18 pending applications in the U.S. Although we believe that we have sufficient rights to all of our trademarks and service marks, we may face claims of infringement that could interfere with our ability to market and promote our brand. Any such litigation may be costly and divert resources from our business. Moreover, if we are unable to successfully defend against such claims, we may be prevented from using our trademarks or service marks in the future and may be liable for damages, which in turn could materially adversely affect our business. Additionally, the laws of certain international jurisdictions in which our products may be sold may not protect intellectual property rights to the same extent as the laws of the United States. As a result, we may not be able to effectively prevent third parties from infringing or otherwise misappropriating our trademark rights in such jurisdictions. Moreover, failure to obtain adequate trademark rights in these foreign jurisdictions could negatively impact our ability to expand our business and launch products in certain international markets. Further, we may not be able to effectively protect our intellectual property rights against unauthorized third parties that obtain the rights to our trademarks in foreign jurisdictions where we have not yet applied for trademark protections, and we may expend substantial cost to obtain those trademarks from such third parties. Our failure to develop or adequately protect our trademarks, service marks, trade dress, new features of our products or our technology, or any change in law or other changes that serve to lessen or remove the current legal protections of our intellectual property, may diminish our competitiveness and could materially harm our business, financial condition, or results of operations.

Disruptions, failures, loss of data or cybersecurity breaches of our information technology infrastructure, including our information technology systems and those of our third-party vendors, contractors and consultants, could have a negative impact on our operations.

Information technology is critically important to our business operations. We use information technology to manage all business processes including manufacturing, financial, logistics, sales, marketing, and administrative functions. In the ordinary course of our business, these processes collect, interpret, store, process and distribute business data and communicate large amounts of confidential information, including intellectual property, proprietary business information and personal information internally and externally with employees, carriers, suppliers, customers, co-manufacturers, and others. We engage in a due diligence process with our major technology suppliers and service providers for purposes of compliance with our security policy and standards. We invest in industry-standard security technology and rely on third-party data centers to protect and manage our data and business processes against risk of data security breach and cyber-attack. Our data security management program includes identity, vulnerability, risk, awareness training, security monitoring, and incident response processes as well as adoption of standard data protection policies. We measure our data security effectiveness through industry-accepted methods and remediate significant findings, we maintain and test information technology disaster recovery procedures for critical systems and have processes in place to minimize the impact of and recover from disruptions.

While we have established physical, electronic and organizational measures designed to safeguard and secure our systems, and believe that our security technology and processes provide adequate measures of protection against security breaches and in reducing cybersecurity risks, disruptions in, or failures of information technology systems are possible and could have a negative impact on our operations or business reputation. Such information technology systems are vulnerable to damage or interruption from a variety of sources, including telecommunications or network failures or interruptions, system malfunction, natural disasters, malicious human acts, terrorism and war. Such information technology systems, including our servers, are additionally vulnerable to physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, third-party service providers, contractors, consultants, business partners and other third parties, or from

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information). As a result of the COVID-19 pandemic, we may face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. We may not be able to anticipate all types of security threats, and we may not be able to implement preventative measures effective against all such security threats. Cyber-attacks and other cyber incidents are constantly evolving in nature, are becoming more sophisticated and are being carried out by groups and individuals with a wide range of expertise and motives including monetization of corporate assets, payment, or other internal or personal data, theft of computing resources, notoriety, financial fraud, operational disruption, or theft of trade secrets and intellectual property for competitive advantage. As with other global companies, we are, from time to time, subject to the types of cyber-attacks described above. Although to date we have not experienced any material losses relating to cyber-attacks, we may suffer such losses in the future. Failure of our systems (including network outages and including failures due to cyber-attacks that would prevent the ability of systems to function as intended), could cause transactional errors, processing inefficiencies, loss of intellectual property and data, data breaches and loss of customers and sales; each of which could have negative consequences to our company, our employees, and those with whom we do business, including a material, adverse effect on our business, results of operations, and financial condition.

We also use mobile devices, social networking and other online activities to connect with our employees, suppliers, co-manufacturers, distributors, customers and consumers. Such uses give rise to cybersecurity risks, including security breaches, espionage, system disruption, theft and inadvertent release of information. Further, as we pursue a strategy to grow through acquisitions and to pursue new initiatives that improve our operations and cost structure, we will also be expanding and improving our information technologies, resulting in a larger technological presence and corresponding exposure to cybersecurity risk. If we fail to assess and identify cybersecurity risks associated with acquisitions and new initiatives, we may become increasingly vulnerable to such risks.

Additionally, while we have implemented measures to prevent security breaches and cyber incidents, our preventative measures and incident response efforts may not be entirely effective. We can provide no assurance that our current information technology systems, or those of the third parties upon which we rely, are fully protected against cybersecurity threats. It is possible that we or our third-party vendors may experience cybersecurity and other breach incidents that remain undetected for an extended period. Even when a security breach is detected, the full extent of the breach may not be determined immediately. If a computer security breach affects our systems or results in unauthorized release of personally identifiable information, our reputation could be materially damaged. In addition, such a breach may require notification to governmental agencies, the media or individuals pursuant to various federal and state privacy and security laws. In addition, we could face litigation, significant damages for contract breach or other breaches of law, significant monetary penalties, or regulatory actions for violation of applicable laws or regulations, and incur significant costs for remedial measures to prevent future occurrences and mitigate past violations. The costs related to significant security breaches or disruptions could be material and exceed the limits of the cybersecurity insurance we maintain against such risks. The theft, destruction, loss, misappropriation, or release of sensitive and/or confidential information or intellectual property, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers, potential liability and competitive disadvantage, all of which could have a material adverse effect on our business, financial condition or results of operations.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Actual or perceived failures to comply with applicable data protection, privacy and security, advertising and consumer protection laws, regulations, standards and other requirements could adversely affect our business, financial condition and results of operations.

We are subject to data privacy and protection laws and regulations that apply to the collection, transmission, storage and use of personally identifying information, which among other things, impose certain requirements relating to the privacy, security and transmission of personal information. We receive, generate and store significant and increasing volumes of sensitive information, including data related to our consumers, food service distributors, wholesalers, employees, suppliers and business partners. The secure collection, processing, maintenance and transmission of this information is critical to our operations. Consumers, our food service distributors, wholesalers, employees, suppliers and business partners have a high expectation that we will adequately protect their information, including personal information, from cyber-attacks or other security breaches, and may have claims against us if we are unable to do so. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use of personal data. We and any potential collaborators may be subject to federal, state, local and foreign laws and regulations that apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Failure to comply with any of these laws and regulations could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

Further, data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries where we do business. For example, the State of California enacted the California Consumer Privacy Act (the “CCPA”), which became effective January 2020, requiring companies that process information of California residents to, among other things, provide new disclosures and options to consumers about data collection, use and sharing practices. Further, the CCPA has been subject to revision and amendments, including significant modifications made by the California Privacy Rights Act (“CPRA”), which was recently approved by California voters as a ballot initiative in November 2020 and will take effect January 1, 2023. The updates and modifications to the CCPA may require us to modify our data processing practices and policies and to incur substantial costs and expenses to ensure compliance. Moreover, the CCPA confers a private right-of-action on certain individuals and associations. Our failure to adhere to or successfully implement appropriate processes to adhere to the requirements of CCPA and other evolving laws and regulations in this area could increase our exposure to regulatory enforcement action and other liabilities.

In addition, several other states have introduced or passed similar legislation to the CCPA and CPRA, such as the Virginia Consumer Data Protection Act and the Colorado Consumer Protection Act, which may impose varying standards and requirements on our data collection, use and processing activities. The FTC and many state attorneys general are also interpreting federal and state consumer protection laws to impose standards for the collection, use, dissemination and security of data. Furthermore, various international jurisdictions, where we have operations, have significantly strengthened their data privacy laws, rules and regulations. If more restrictive or inconsistent legal requirements are adopted by international, state or federal authorities in the future or regulators’ enforcement priorities shift, we could experience increased compliance costs and potential liability, which could cause reputational harm and have an adverse effect on our business.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Compliance with environmental laws may negatively affect our business.

We are subject to foreign, federal, state, and local laws and regulations concerning waste disposal, pollution, energy and water consumption, protection of the environment and the presence, discharge, storage, handling, release, and disposal of, exposure to and remediation of hazardous or toxic substances including minimizing and preventing potential risks associated with the ammonia used in our refrigeration systems. Such environmental regulations, including the EPA Risk Management Plan program, provide for periodic audits and independent third-party audits of our manufacturing facilities on a routine schedule or if warranted following certain process safety events. These environmental laws provide for significant fines and penalties or other sanctions for noncompliance and/or liabilities for remediation of soil, sediment, surface water, or groundwater impacted by a release of hazardous or toxic substances, sometimes without regard to whether the owner or operator of the property knew of or was responsible for, the release or presence of hazardous or toxic substances. Failure to comply with environmental laws and regulations could have serious consequences for us, including civil or administrative penalties, claims for damage to natural resources, the denial or revocation of permits necessary for our operations, the issuance of injunctions to limit or cease operations, and negative publicity. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of or actual or alleged exposure to, such hazardous or toxic substances at, on, or from our manufacturing or distribution facilities. Compliance with environmental laws governing air emissions, waste handling, or wastewater discharges, or environmental conditions relating to releases of hazardous substances at our prior, existing or future properties, especially for manufacturing or distribution facilities, could materially adversely affect our business, financial condition, or results of operations. Further, environmental laws and the administration, interpretation, and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect our business, financial condition, or results of operations.

We are subject to various risks relating to worker safety.

Given the nature of our operations, there are risks of injury to Chobani employees, contractors, and visitors. We are subject to various regulations relating to worker and community safety, such as OSHA regulations. As part of our compliance measures, we evaluate certain workplace hazards, develop written safety programs to address compliance and take steps to mitigate and train employees in these hazards. If our efforts to comply with worker safety regulations are not successful, we may incur an increase in the number and severity of injuries, be subject to fines, penalties, or third-party lawsuits, and may be required to address any deficiencies at our facilities or with respect to our management systems, and our business, financial condition, and results of operations may be adversely affected. Our safety practices, policies and procedures include on-going, routine and deliberate site-based safety communications and trainings, which may prove unsuccessful to eliminate workplace hazards and reduce our exposure to liability.

COVID-19 has become a new and emerging risk for employers and in particular manufacturers like Chobani. State and federal laws and regulations have been enacted in response to COVID-19 to protect employees. If we fail to comply with these newly enacted laws and regulations, or otherwise fail to protect the health and safety of our employees, we may be subject to regulatory action or litigation and reputational harm to our brand.

Unionization activities or labor disputes may disrupt our operations and affect our profitability.

If a significant number of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition, or results of operations. In addition, a labor dispute,

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

allegation, or claim involving one or more of our employees may harm our reputation, disrupt our operations and reduce our revenues and resolution of disputes may increase our costs. In addition, organized labor may benefit from new legislation or legal interpretations by the current presidential administration. Although we have no history of successful unionization activity at any of our locations, particularly in light of current support for changes to federal and state labor laws, we cannot provide any assurance that we will not experience successful union organization activity in the future. Any labor disruptions could have an adverse effect on our business, financial condition, and results of operations.

As an employer, we may be subject to various employment-related claims, such as individual or class actions or government enforcement actions relating to alleged employment discrimination, employee classification and related withholding, wage-hour, labor standards, or healthcare and benefit issues. Our operating costs, earnings, and cash flows could be adversely affected by costs incurred funding the defense and/or settlement of employment-related claims and actions. Such actions, if brought against us and successful in whole or in part, may impact our brand image or reputation, our ability to hire and compete for talent and could materially adversely affect our business, financial condition, or results of operations.

Our success depends in part on the services, reputation, and popularity of Hamdi Ulukaya. Any loss of his services or adverse reactions to publicity relating to Hamdi Ulukaya, could adversely affect our revenues, results of operations, our ability to maintain or generate a consumer base, and execute our business strategy.

We believe Hamdi Ulukaya’s reputation as our Founder, his unique expertise and knowledge in the industry, important role in research, product development and marketing, and relationships with customers and suppliers are critical factors in our continuing growth. Hamdi Ulukaya’s efforts, personality, and leadership, including his services as our Founder, Chief Executive Officer and Chairperson, have been and continue to be, critical to our success. Upon completion of this offering, Hamdi Ulukaya will directly or indirectly control approximately     % of the voting power of our common stock with respect to director elections (or approximately     % of the voting power with respect to director elections if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). As a result, we will be a “controlled company” under the corporate governance rules of the                 , and therefore we will be permitted to, and intend to, elect not to comply with certain corporate governance requirements thereunder. Any extended or permanent loss of his services due to disability, death, or some other cause or any repeated or sustained negative shifts in public or industry perceptions of him, could have a material adverse effect on our growth, revenues, and business.

In addition, the reputation, brand image, and innovative culture of our company are linked to Hamdi Ulukaya’s efforts, reputation, and image. While there is significant consumer recognition of our brand, the image, reputation, popularity, and talent of Hamdi Ulukaya remain important factors to our success. If Hamdi Ulukaya’s image were to become less favorable, the continued success of Chobani could be materially adversely affected. As such, any harm to Hamdi Ulukaya’s image, reputation, or popularity, could materially and adversely affect our profitability, results of operations, and financial condition.

Hamdi Ulukaya exercises controlling ownership of La Colombe Torrefaction LLC, a U.S. based coffee company, and Euphrates, Inc., a manufacturer of feta cheese. Hamdi Ulukaya may make investments in other businesses, unrelated to our company, that are unavailable to our consumers, customers, employees and investors and otherwise may conflict with our purposes and goals. Further, Hamdi Ulukaya’s investment strategies, goals and personal ventures may overlap, or conflict with our business objectives.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Though Hamdi Ulukaya’s primary financial interest is in the successful performance of our company, it is possible that in the future, his involvement in other ventures and corporate opportunities could materially and adversely affect our profitability, results of operations, and financial condition. For additional information relating to Hamdi Ulukaya’s personal business endeavors and potential adverse impacts on our company see “—Our certificate of incorporation will contain provisions renouncing our interest and expectation to participate in certain corporate opportunities identified by or presented to certain of our existing investors.”

Loss of our key management or other personnel or an inability to attract and retain such management and other personnel could negatively impact our business.

Our success is substantially dependent on the expertise, experience, continued service and performance of our senior management. The loss of one or more members of our senior management team could harm our business, financial position, results of operations or cash flows. These executives have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand and culture and the reputation we enjoy with suppliers, contract manufacturers, distributors, retailers, and consumers. The loss of the services of any of these executives could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts. We do not maintain key-person life insurance with respect to any of them.

Additionally, any initiatives to increase management’s technical and operational expertise in efforts to improve productivity could fail to achieve such objectives and in any case, could increase our operating costs beyond our expectations and could require significant additional capital expenditures. We also depend on our ability to attract and retain qualified personnel to operate and expand our business. If we fail to attract talented new employees, our business and results of operations could be materially adversely affected.

We may be unable to hire or retain and develop key personnel or a highly skilled and diverse workforce or manage changes in our workforce needed to drive our growth strategies.

We must identify, hire, retain, engage, and develop effective leaders and a highly skilled and diverse global workforce. Competition for global talent is intense, and we compete to hire new personnel in the countries in which we manufacture and market our products and then to develop and retain their skills and competencies. Unplanned turnover or failure to develop adequate succession plans for leadership positions or hire and retain a diverse workforce with the skills and in the locations we need to operate and grow our business could deplete our institutional knowledge base and erode our competitiveness. Changes in immigration laws and policies could also make it more difficult to recruit or relocate skilled employees. Any such loss, failure, or limitation to the development of our workforce could materially and adversely affect our business, results of operations, and financial condition.

We also face personnel-related risks in connection with our operating model and business objectives. These risks could lead to operational challenges, including increased wage competition for the services and skills of our manufacturing facilities employees who are essential to the attainment of our business goals, labor shortages, higher employee turnover, including employees with key capabilities, and challenges in developing the capabilities necessary to continually innovate, operate productively and efficiently, and achieve our business objectives. Furthermore, we might be unable to manage changes in, or that affect, our workforce appropriately, or to satisfy the legal and regulatory requirements associated with how we manage and compensate our employees.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

These risks could materially and adversely affect our employees, reputation, ability to meet the needs of our customers, product sales, financial condition, and results of operations.

Litigation may lead us to incur significant costs and could adversely affect our business.

We are and may become party to various lawsuits, claims, and other legal proceedings arising in the normal course of business, which may include lawsuits, claims, or other legal proceedings relating to the marketing and labeling of products or brand, intellectual property, contracts, product recalls or withdrawals, product liability, employment matters, environmental matters, or other aspects of our business. For example, we have in the past, and are currently subject to class action lawsuits filed by plaintiffs that allege certain of our product labels are deceptive and misleading. We have also been subject to lawsuits from competitors alleging false or misleading advertising and packaging. Even when not merited, the defense of lawsuits and claims divert the attention of management and other personnel and may result in adverse publicity about our products and brand, and we may incur significant expenses in defending these lawsuits and claims.

In connection with claims, litigation or other legal proceedings, we may be required to pay damage awards or settlements or become subject to injunctions or other equitable remedies, which could have a material adverse effect on our financial position, cash flows, or results of operations. Certain claims may not be covered by insurance or certain covered claims may exceed applicable coverage limits, or one or more of our insurance carriers could become insolvent. The outcome of litigation is often difficult to predict and the outcome of pending or future litigation may have a material adverse effect on our financial position, cash flows, or results of operations. Moreover, adverse publicity about regulatory or legal action against us or adverse publicity about our products (including the resources needed to produce them) could damage our reputation and brand image, undermine consumer confidence, and reduce demand for our products, even if the regulatory or legal action is unfounded or not material to our operations or even if the adverse publicity regarding our products is unfounded.

For more information, see “Commitments and Contingencies,” under Note 16 to our financial statements for 2020 and “Business—Legal Proceedings” in this prospectus.

Our current insurance may not provide adequate levels of coverage against claims.

We carry insurance from insurance providers that we believe is adequate for foreseeable losses with terms and conditions that are reasonable and customary. Nevertheless, market forces beyond our control could limit the scope of the insurance coverage that we can obtain or restrict our ability to buy insurance coverage at reasonable rates. In the event of a substantial loss, the insurance coverage that we carry may not be sufficient to pay the full replacement cost of our lost assets or the full value of our financial obligations or liabilities. Because certain types of losses are significantly uncertain, they can be uninsurable or too expensive to insure. In some cases, these factors could result in certain losses being completely uninsured. Such losses could materially and adversely affect our profitability, results of operation, and financial condition.

In addition to the damages caused directly by a casualty loss such as fire, natural disasters, acts of war, or terrorism, we may suffer a disruption of our business as a result of these events or be subject to claims by third parties who may be injured or harmed. While we carry business interruption insurance, cyber liability insurance, and general liability insurance, there is no guarantee that the insurance will be sufficient to cover our losses and we could lose material retailer sales during a business interruption which could create a significant and adverse material impact on the business.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Our financial results may be adversely impacted by the failure to successfully execute or integrate acquisitions, divestitures and joint ventures.

From time to time, we may evaluate potential acquisitions, divestitures, or joint ventures that we believe align with our strategic objectives. The success of such activity depends, in part, upon our ability to identify suitable buyers, sellers, or business partners; perform effective assessments prior to contract execution; negotiate contract terms; and, if applicable, obtain government approval. To the extent we undertake acquisitions, alliances, joint ventures, investments, or other developments outside our core regions or in new categories, we may face additional risks related to such developments. These risks include, among others:

•	failing to achieve anticipated synergies and revenue increases;

•	difficulty incorporating and integrating the acquired categories of products with our existing product lines and integrating information technology and financial reporting systems;

•	coordinating, establishing, or expanding sales, distribution and marketing functions, as necessary; and

•	difficulties implementing and maintaining sufficient controls, policies, and procedures over the systems, products, and processes of the acquired company.

For example, as a result of such arrangements, we may become responsible for manufacturing, distributing and/or selling new categories of products with different supply and distribution channels, including retail operations, which may not be integrated successfully and carry various risks. Acquisitions, alliances, joint ventures, investments, or other developments outside our core regions or in new categories could materially and adversely affect our product sales, financial condition, and operating results. These activities may present financial, managerial, staffing and talent and operational risks, including the diversion of management’s attention from existing businesses, difficulties integrating or separating businesses from existing operations, and challenges presented by acquisitions or joint ventures which may not achieve sales levels and profitability that justify the investments made. If the acquisitions, divestitures, or joint ventures are not successfully implemented or completed, there could be a material adverse effect on our financial condition, results of operations, and cash flow from operations.

Climate change may have a long term adverse impact on our business and operations.

Climate change may have an adverse impact on global temperatures, weather patterns, and the frequency and severity of extreme weather and natural disasters. In the event that climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain commodities that are necessary for our products, such as raw milk and various fruits, nuts and packaging materials. Extreme weather conditions may adversely impact some of our facilities, lead to the disruption of distribution networks or the availability and cost of key raw or packaging materials used by us in production, such as raw milk and various fruits, nuts and packaging materials or the demand for our products. In addition, federal, state, or local governmental authorities may propose legislative and regulatory initiatives in response to public concerns over climate change which could result in increased energy, transportation and raw material costs, and may require us to make additional investments in our facilities and equipment. As a result of climate change, we may also be subjected to decreased availability of water, deteriorated quality of water, or less favorable pricing for water, which could adversely impact our manufacturing and distribution operations and materially and adversely affect our profitability, results of operations and financial condition.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

The outbreak of the COVID-19 pandemic and associated responses have had, and we expect will continue to have, negative impacts on our business, financial condition and results of operations.

The public health crisis caused by the ongoing COVID-19 pandemic and the measures being taken by governments, businesses, including us, and the public at large to limit the spread of the COVID-19 pandemic have had, and we expect will continue to have, negative impacts on our business, financial condition, and results of operations, including:

•

We have experienced, and may continue to experience, a decrease in sales of certain of our products in certain markets and distribution channels that have been affected by the COVID-19 pandemic. In particular, while sales of our products in the food service business (including U.S. airlines business) historically represent less than 10% of our total net sales, food service sales across all our major markets have been negatively affected by reduced consumer traffic resulting from shelter-in-place regulations, state executive orders and closings, and capacity limitations of restaurants and schools. We expect the impact of the COVID-19 pandemic on our food service business to soften in the future as the food service industry resumes normal operations across the United States. If the COVID-19 pandemic persists or intensifies, its negative impacts on our sales in food service channels, could be prolonged and may become more severe.

•

To date, we have experienced increases in consumer demand for grocery products, due in part to consumer health concerns related to the COVID-19 pandemic. However, such increased demand could be short-lived. Further short-term or sustained increases in consumer demand at our retail customers may exceed our production capacity or otherwise disrupt our supply chain. We may also experience significant reductions in the availability of one or more of our products as a result of retailers, common carriers, or other shippers modifying restocking, fulfillment, and shipping practices. Rising costs associated with third-party shipping providers may also impact our business.

•

We have and may experience minor temporary workforce disruptions in our supply chain due to the on-going impact of the COVID-19 pandemic. Based on guidance from the Centers for Disease Control and Prevention and state executive orders, we have implemented employee safety measures across our manufacturing plants and office facilities, including proper hygiene, social distancing, mask use, and temperature and health screenings. We believe these measures have reduced the risk of transmission of COVID-19 among our employees. However, illness, travel restrictions, absenteeism, and other workforce disruptions, along with our potential inability to effectively manage evolving health and welfare strategies, could negatively affect our supply chain, manufacturing, distribution, or other business processes.

•

The COVID-19 pandemic has and may continue to limit the availability of our products, either by limiting the availability or competitive pricing of raw or packaging materials required to produce our products or by limiting or restricting the ability of third parties upon whom we rely, including co-manufacturers, distributors and contractors from meeting their obligations to us, such as the fulfillment of product shipments to customers. Additionally, the COVID-19 pandemic has and may continue to reduce the demand for certain of our products. As a result, our cream customers and food service partners may experience increased product costs, as we aim to offset the impacts of COVID-19 on our supply chain and fluctuations in customer demand.

•

We rely on third-party service providers and business partners, such as cloud data storage and other information technology service providers, suppliers, distributors, co-manufacturers, contractors, and other external business partners, for certain functions or for services in support of key portions of our operations. Our increased reliance on remote access to information systems in response to COVID-19 increases our exposure to potential

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

cybersecurity incidents. These third-party service providers and business partners are subject to risks and uncertainties related to the COVID-19 pandemic, which may interfere with their ability to fulfill their respective commitments and responsibilities to us in a timely manner and in accordance with the agreed-upon terms.

•

We have and may continue to incur additional costs to address the challenges created by the COVID-19 pandemic. These include additional costs associated with overtime and sick pay, appropriately compensating employees, including for working under challenging conditions and time spent getting vaccinated, hiring temporary contractors, implementing increased safety measures, providing employees with personal protective equipment, and procuring ingredients and managing our supply chain during a global pandemic. We will continue to devote increased efforts to maintain our collaborative and unique company culture through the use of videoconferencing and other online communication and sharing tools, and to monitoring the health, safety, morale, and productivity of our employees, including new employees, as we evaluate the impacts of the COVID-19 pandemic on our business and employees. Our operating results may be adversely affected if we experience significant unexpected costs related to these initiatives in the future.

In addition to the potential effects of the COVID-19 pandemic described above, the impacts of the global COVID-19 pandemic could exacerbate conditions in many of our other risk factors described in this “Risk Factors” section. The significance of our efforts to manage and remedy these impacts depends on factors outside our knowledge or control, including the duration of such conditions and to what extent normal economic and operating conditions can resume in the markets we serve and the success of third-party actions taken to contain the spread and mitigate public health effects. If we are unable to successfully manage our business through the challenges and uncertainty created by the COVID-19 pandemic, it could materially and adversely affect our business, results of operations, and financial condition.

We are subject to business and reputational risks related to sustainability and corporate social responsibility.

Our business faces increasing scrutiny related to environmental, social and governance (“ESG”) issues, including sustainable development, product packaging, renewable resources, environmental stewardship, supply chain management, climate change, diversity and inclusion, workplace conduct, human rights, philanthropy and support for local communities. If we or our distributors, suppliers or other partners fail to meet applicable standards or expectations with respect to these issues across our business, including the expectations we set for ourselves, our reputation and brand image could be damaged, and our business, financial condition and results of operations could be adversely impacted.

Implementation of our environmental and sustainability initiatives, including publication of our annual sustainability report, will require financial expenditures and employee resources, and if we are unable to meet our sustainability, environmental and social and governance goals, this could have a material adverse effect on our reputation and brand and negatively impact our relationship with our employees, customers and consumers. Even if we do comply with our standards, these standards could raise our costs. For example, any employment practices that increase the cost of our labor, such as wage increases, could have an adverse effect on our operating costs, financial condition and results of operations.

In addition, certain influential institutional investors are also increasing their focus on ESG practices and are placing importance on the implications and social cost of their investments. If our ESG practices do not meet the standards set by these stockholders, they may choose not to invest in our common stock or if our peer companies outperform us in their ESG initiatives, potential or current

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

investors may elect to invest with our competitors instead. If we do not comply with investor or stockholder expectations and standards in connection with our ESG initiatives or are perceived to have not responded appropriately to address ESG issues within our company, our business and reputation could be negatively impacted and our share price could be materially and adversely affected.

Risks Relating to Tax Matters

Chobani Inc. will depend on distributions from Chobani Global Holdings to pay any taxes and other expenses, including payments under the Tax Receivable Agreement.

Chobani Inc. will be a holding company and, following this offering, its only business will be to act as the managing member of Chobani Global Holdings, and its only material assets will be Class A Units representing approximately    % of the membership interests of Chobani Global Holdings (or    % if the underwriters exercise their option to purchase additional shares of Class A common stock in full). Chobani Inc. does not have any independent means of generating revenue. We anticipate that Chobani Global Holdings will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to the members of Chobani Global Holdings. Accordingly, Chobani Inc. will be required to pay income taxes on its allocable share of any net taxable income of Chobani Global Holdings. We intend to cause Chobani Global Holdings to make pro rata distributions to each of its members, including Chobani Inc., in an amount intended to enable each member to pay all applicable taxes on taxable income allocable to such member and to allow Chobani Inc. to make payments under the Tax Receivable Agreement. In addition, Chobani Global Holdings will reimburse Chobani Inc. for corporate and other overhead expenses. If the amount of tax distributions to be made exceeds the amount of funds available for distribution, Chobani Inc. shall receive the full amount of its tax distribution before the other members of Chobani Global Holdings receive any distribution and the balance, if any, of funds available for distribution shall be distributed to the other members of Chobani Global Holdings pro rata in accordance with their assumed tax liabilities. To the extent that Chobani Inc. needs funds, and Chobani Global Holdings is restricted from making such distributions under applicable laws or regulations, or is otherwise unable to provide such funds, it could materially and adversely affect Chobani Inc.’s ability to pay taxes and other expenses, including payments under the Tax Receivable Agreement, and affect our liquidity and financial condition. Although we do not currently expect to pay dividends, such restrictions could also affect Chobani Inc.’s ability to pay any dividends (if declared) in the future.

The Internal Revenue Service (IRS) might challenge the tax basis step-ups and other tax benefits we receive in connection with this offering and the related transactions and in connection with future acquisitions of Chobani Global Holdings units.

We will acquire Class B Units in Chobani Global Holdings in connection with this offering, and the members of Chobani Global Holdings other than Chobani Inc., in the future may exchange additional Class B Units or Class M Units for shares of our Class A common stock or, at the election of Chobani Inc., for cash. The Blocker Merger, the initial acquisitions, and exchanges by members of Chobani Global Holdings (other than Chobani Inc.) in the future may result in increases in the tax basis of the assets of Chobani Global Holdings that otherwise would not have been available. These increases in tax basis are expected to increase (for U.S. tax purposes) Chobani Inc.’s depreciation and amortization and, together with other tax benefits, reduce the amount of tax that Chobani Inc. would otherwise be required to pay, although it is possible that the Internal Revenue Service (the “IRS”) might challenge all or part of these tax basis increases or other tax benefits, and a court might sustain such a challenge. Chobani Inc.’s ability to achieve benefits from any tax basis increases or other tax benefits will depend upon a number of factors, as discussed below, including the timing and amount of our future income. We will not be reimbursed for any payments previously made under the Tax Receivable Agreement if

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

the basis increases or other tax benefits described above are successfully challenged by the IRS or another taxing authority. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement in excess of our ultimate cash tax savings.

Chobani Inc. will be required to pay over to the TRA Parties of Chobani Global Holdings most of the tax benefits Chobani Inc. receives from tax basis step-ups (and certain other tax benefits) attributable to its acquisition of units of Chobani Global Holdings in connection with this offering and in the future, and the amount of those payments are expected to be substantial.

Chobani Inc. will enter into the Tax Receivable Agreement with the TRA Parties. The Tax Receivable Agreement will provide for payment by Chobani Inc. to the TRA Parties of 85% of the amount of the net cash tax savings, if any, that Chobani Inc. realizes (or, under certain circumstances, is deemed to realize) as a result of (i) increases in tax basis (and utilization of certain other tax benefits) resulting from Chobani Inc.’s acquisition of Class B Units and certain Class M Units in connection with this offering and in future exchanges, (ii) certain favorable tax attributes (such as net operating losses attributable to pre-merger tax periods) Chobani Inc. will acquire in the Blocker Merger and (iii) any payments Chobani Inc. makes to the TRA Parties under the Tax Receivable Agreement (including tax benefits related to imputed interest). Chobani Inc. will retain the benefit of the remaining 15% of these net cash tax savings.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or have expired, unless we exercise our right to terminate the Tax Receivable Agreement (or it is terminated due to a change in control or our breach of a material obligation thereunder), in which case, Chobani Inc. will be required to make the termination payment specified in the Tax Receivable Agreement. In addition, payments we make under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. Based on certain assumptions, including no material changes in the relevant tax law and that we earn sufficient taxable income to realize the full tax benefit of the increased amortization of our assets and the net operating losses (and similar items), we expect that future payments to the TRA Parties in respect of the initial public offering will equal $            million in the aggregate, based on an assumed price of our Class A common stock of $            per share (the midpoint of the price range set forth on the cover page of this prospectus), although the actual future payments to the TRA Parties will vary based on the factors discussed below, and estimating the amount and timing of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, as the calculation of amounts payable depends on a variety of factors and future events. We expect to receive distributions from Chobani Global Holdings in order to make any required payments under the Tax Receivable Agreement. However, we may need to incur debt to finance payments under the Tax Receivable Agreement to the extent such distributions or our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.

The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending on a number of factors, including the price of our Class A common stock at the time of the exchange; the timing of future exchanges; the extent to which exchanges are taxable; the amount and timing of the utilization of tax attributes; the amount, timing and character of Chobani Inc.’s income; the U.S. federal, state and local tax rates then applicable; the amount of each exchanging unitholder’s tax basis in its units at the time of the relevant exchange; the depreciation and amortization periods that apply to the increases in tax basis; the timing and amount of any earlier payments that Chobani Inc. may have made under the Tax Receivable Agreement; and the portion of Chobani Inc.’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. We expect that, as a result of the increases in the tax basis of the tangible and intangible assets of                attributable to the initial acquisitions

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

and exchanged Chobani Global Holdings interests, the Blocker Merger, and certain other tax benefits, the payments that Chobani Inc. will be required to make to the beneficiaries under the Tax Receivable Agreement will be substantial. There may be a material negative effect on our financial condition and liquidity if, as described below, the payments under the Tax Receivable Agreement exceed the actual benefits Chobani Inc. receives in respect of the tax attributes subject to the Tax Receivable Agreement and/or distributions to Chobani Inc. by Chobani Global Holdings are not sufficient to permit Chobani Inc. to make payments under the Tax Receivable Agreement.

In certain circumstances, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual tax benefits, if any, that Chobani Inc. actually realizes.

The Tax Receivable Agreement will provide that if (i) Chobani Inc. exercises its right to early termination of the Tax Receivable Agreement in whole (that is, with respect to all benefits due to all beneficiaries under the Tax Receivable Agreement) or in part (that is, with respect to some benefits due to all beneficiaries under the Tax Receivable Agreement), (ii) Chobani Inc. experiences certain changes in control, (iii) the Tax Receivable Agreement is rejected in certain bankruptcy proceedings, (iv) Chobani Inc. fails (subject to certain exceptions) to make a payment under the Tax Receivable Agreement within 180 days after the due date, or (v) Chobani Inc. materially breaches its obligations under the Tax Receivable Agreement, Chobani Inc. will be obligated to make an early termination payment to holders of rights under the Tax Receivable Agreement equal to the present value of all payments that would be required to be paid by Chobani Inc. under the Tax Receivable Agreement. The amount of such payments will be determined on the basis of certain assumptions in the Tax Receivable Agreement, including (i) the assumption that Chobani Inc. would have enough taxable income to fully utilize the tax benefit resulting from the tax assets that are the subject of the Tax Receivable Agreement, (ii) the assumption that any item of loss deduction, or credit generated by a basis adjustment or imputed interest arising in a taxable year preceding the taxable year that includes an early termination will be used by Chobani Inc. ratably from such taxable year through the earlier of (x) the scheduled expiration of such tax item or (y) 15 years; (iii) the assumption that any non-amortizable assets are deemed to be disposed of in a fully taxable transaction on the fifteenth anniversary of the earlier of the basis adjustment and the early termination date; (iv) the assumption that U.S. federal, state and local tax rates will be the same as in effect on the early termination date, unless scheduled to change; and (v) the assumption that any units of Chobani Global Holdings (other than those held by Chobani Inc.) outstanding on the termination date are deemed to be exchanged for an amount equal to the market value of the corresponding number of shares of Class A common stock on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates. The amount of the early termination payment is determined by discounting the present value of all payments that would be required to be paid by Chobani Inc. under the Tax Receivable Agreement at a rate equal to the lesser of (a) 6.5% and (b) LIBOR (as defined in the Tax Receivable Agreement), plus 400 basis points.

Moreover, as a result of an elective early termination, a change in control or Chobani Inc.’s material breach of its obligations under the Tax Receivable Agreement, Chobani Inc. could be required to make payments under the Tax Receivable Agreement that exceed its actual cash savings under the Tax Receivable Agreement. Thus, Chobani Inc.’s obligations under the Tax Receivable Agreement could have a substantial negative effect on its financial condition and liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. We cannot assure you that we will be able to finance any early termination payment. It is also possible that the actual benefits ultimately realized by us may be significantly less than were projected in the computation of the early termination payment. We will not be reimbursed if the actual benefits ultimately realized by us are less than were projected in the computation of the early termination payment.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine and the IRS or another tax authority may challenge all or part of the tax basis increases, as well as other related tax positions we take, and a court could sustain such challenge. If any tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, Chobani Inc. would be entitled to reduce future amounts otherwise payable to a holder of rights under the Tax Receivable Agreement to the extent the holder has received excess payments. However, the required final and binding determination that a holder of rights under the applicable Tax Receivable Agreement has received excess payments may not be made for a number of years following commencement of any challenge, and Chobani Inc. will not be permitted to reduce its payments under the Tax Receivable Agreement until there has been a final and binding determination, by which time sufficient subsequent payments under such Tax Receivable Agreement may not be available to offset prior payments for disallowed benefits. Chobani Inc. will not be reimbursed for any payments previously made under the Tax Receivable Agreement if the basis increases described above are successfully challenged by the IRS or another taxing authority. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement that are significantly in excess of the benefit that Chobani Inc. actually realizes in respect of the increases in tax basis (and utilization of certain other tax benefits) and Chobani Inc. may not be able to recoup those payments, which could adversely affect Chobani Inc.’s financial condition and liquidity.

In certain circumstances, Chobani Global Holdings will be required to make distributions to us and the continuing members of Chobani Global Holdings, and the distributions that Chobani Global Holdings will be required to make may be substantial.

Chobani Global Holdings is expected to continue to be treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income will be allocated to members, including Chobani Inc. Pursuant to the CGH LLC Agreement, Chobani Global Holdings will make pro rata tax distributions to its members, including Chobani Inc., which generally will be pro rata based on the ownership of Chobani Global Holdings units, calculated using an assumed tax rate, to enable each of the members to pay taxes on that member’s allocable share of Chobani Global Holdings’s net taxable income. Under applicable tax rules, Chobani Global Holdings is required to allocate net taxable income disproportionately to its members in certain circumstances. Because tax distributions will be determined based on assumptions, including an assumed tax rate that is the highest individual rate, but will be made pro rata based on ownership of Chobani Global Holdings units, Chobani Global Holdings will be required to make tax distributions that, in the aggregate, will likely exceed the aggregate amount of taxes payable by its members with respect to the allocation of Chobani Global Holdings income.

Funds used by Chobani Global Holdings to satisfy its tax distribution obligations (other than to us) will not be available for reinvestment in our business. Moreover, the tax distributions Chobani Global Holdings will be required to make may be substantial, and may significantly exceed (as a percentage of Chobani Global Holdings’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. In addition, because these payments will be calculated with reference to an assumed tax rate, and because of the disproportionate allocation of net taxable income, these payments likely will significantly exceed the actual tax liability for FHU US Holdings and CGH Management Holdings, the existing members of Chobani Global Holdings.

As a result of potential differences in the amount of net taxable income allocable to us and to Hamdi Ulukaya, the controlling member of Chobani Global Holdings, as well as the use of an assumed tax rate in calculating Chobani Global Holdings’s distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. We may choose to manage these excess distributions through a number of different approaches, including through the payment of dividends to our Class A common stockholders or by applying them to other corporate purposes.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

We may incur tax and other liabilities attributable to HOOPP as a result of certain reorganization transactions.

HOOPP holds its interest in Chobani Global Holdings through HOOPP Blocker, an entity that is taxable as a corporation for U.S. federal income tax purposes. Chobani Inc. will form a new merger subsidiary, and contemporaneously with this offering, the merger subsidiary will merge with and into the HOOPP Blocker, with HOOPP Blocker surviving. Immediately thereafter, HOOPP Blocker will merge with and into Chobani Inc., with Chobani Inc. surviving. In connection with the Blocker Merger, Chobani Inc. will pay HOOPP a combination of cash from the net proceeds of this offering and shares of Class A common stock as merger consideration. See “Organizational Structure—The Reorganization.” As the successor to these merged entities, Chobani Inc. generally will succeed to and be responsible for any outstanding or historical tax or other liabilities of HOOPP Blocker, including any liabilities that might be incurred as a result of the Blocker Merger. Any such liabilities for which Chobani Inc. is responsible could have an adverse effect on our liquidity and financial condition.

Pursuant to regulations issued under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), Chobani Inc. may not be permitted to deduct its distributive share of compensation expense to the extent that the compensation was paid by Chobani Global Holdings to certain of Chobani Inc.’s covered employees, potentially resulting in additional U.S. federal income tax liability for Chobani Inc. and reducing cash available for distribution to Chobani Inc.’s stockholders and/or for the payment of other expenses and obligations of Chobani Inc.

Section 162(m) of the Code disallows the deduction by any publicly held corporation of applicable employee compensation paid with respect to any covered employee to the extent that such compensation for the taxable year exceeds $1,000,000. A “covered employee” means any employee of the taxpayer if the employee (a) is the chief executive officer (“CEO”) or chief financial officer (“CFO”) of the taxpayer at any time during the taxable year, or was an individual acting in such a capacity, (b) was among the three highest compensated executive officers for the taxable year (other than the CEO or CFO or an individual acting in such a capacity), or (c) was a covered employee of the taxpayer (or any predecessor) for any preceding taxable year beginning after December 31, 2016. Pursuant to final regulations released for publication in the Federal Register by the IRS and the United States Department of the Treasury on December 30, 2020 (the “Section 162(m) Regulations”), Chobani Inc. will not be permitted to claim a deduction for the distributive share of compensation expense of Chobani Global Holdings allocated to it to the extent that such distributive share, plus the amount of any compensation paid directly by Chobani Inc., exceeds $1,000,000 with respect to a covered employee, even if Chobani Global Holdings, rather than Chobani Inc., pays the compensation. The Section 162(m) Regulations were effective upon publication of final regulations in the Federal Register but apply to any deduction for compensation that is otherwise allowable for a taxable year ending on or after December 20, 2019. However, the Section 162(m) Regulations do not apply to compensation paid pursuant to a written binding contract in effect on December 20, 2019 that is not materially modified after that date. Accordingly, to the extent that Chobani Inc. is disallowed a deduction for its distributive share of compensation expense under Section 162(m) of the Code, it may result in additional U.S. federal income tax liability for Chobani Inc. and/or reduce cash available for distribution to Chobani Inc.’s stockholders or for the payment of other expenses and obligations of Chobani Inc.

Future changes to tax laws or our effective tax rate could materially and adversely affect our company and reduce net returns to our stockholders.

Our tax treatment is subject to the enactment of, or changes in, tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in various jurisdictions. Such changes may include (but are not limited to) the taxation of

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the taxation of partnerships and other passthrough entities. In addition, the Group of Twenty, the OECD, the U.S. Congress and Treasury Department and other government agencies in jurisdictions where we and our affiliates do business have focused on issues related to the taxation of multinational corporations, including, transfer pricing, country-by-country reporting and base erosion. As a result, the tax laws in the United States and in jurisdictions which we do business could change on a prospective or retroactive basis, and any such changes could have an adverse effect on our worldwide tax liabilities, business, financial condition and results of operations. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our stockholders, and increase the complexity, burden and cost of tax compliance.

Our businesses are subject to income taxation in the United States, as well as other tax jurisdictions throughout the world, including Canada, Australia and Mexico. Tax rates in these jurisdictions, including at the federal, state and local levels in the United States, may be subject to significant change. If our effective tax rate increases, our operating results and cash flow could be adversely affected. Our effective income tax rate can vary significantly between periods due to a number of complex factors including, projected levels of taxable income in each jurisdiction, tax audits conducted and settled by various tax authorities, and adjustments to income taxes upon finalization of income tax returns.

We may be required to pay additional taxes because of the U.S. federal partnership audit rules and potentially also state and local tax rules.

Under the U.S. federal partnership audit rules, subject to certain exceptions, audit adjustments to items of income, gain, loss, deduction, or credit of an entity (and any holder’s share thereof) are determined, and taxes, interest, and penalties attributable thereto, are assessed and collected at the entity level. Chobani Global Holdings (or any of its applicable subsidiaries or other entities in which Chobani Global Holdings directly or indirectly invests that are classified as partnerships for U.S. federal income tax purposes) may be required to pay additional taxes, interest and penalties as a result of an audit adjustment, and Chobani Inc., as a member of Chobani Global Holdings (or such other entities), could be required to indirectly bear the economic burden of those taxes, interest, and penalties even though we may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment. Audit adjustments for state or local tax purposes similarly could result in Chobani Global Holdings (or any of its applicable subsidiaries or other entities in which Chobani Global Holdings directly or indirectly invests) being required to pay or indirectly bear the economic burden of state or local taxes and associated interest, and penalties.

Under certain circumstances, Chobani Global Holdings or an entity in which Chobani Global Holdings directly or indirectly invests may be eligible to make an election to cause members of Chobani Global Holdings (or such other entity) to take into account the amount of any understatement, including any interest and penalties, in accordance with such member’s share in Chobani Global Holdings in the year under audit. We will decide whether or not to cause Chobani Global Holdings to make this election; however, there are circumstances in which the election may not be available and, in the case of an entity in which Chobani Global Holdings directly or indirectly invests, such decision may be outside of our control. If Chobani Global Holdings or an entity in which Chobani Global Holdings directly or indirectly invests does not make this election, the then-current members of Chobani Global Holdings (including Chobani Inc.) could economically bear the burden of the understatement.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

If Chobani Global Holdings were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, Chobani Inc. and Chobani Global Holdings might be subject to potentially significant tax inefficiencies, and Chobani Inc. would not be able to recover payments previously made by it under the Tax Receivable Agreement, even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We intend to operate such that Chobani Global Holdings does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is an entity that otherwise would be treated as a partnership for U.S. federal income tax purposes, the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. From time to time the U.S. Congress has considered legislation to change the tax treatment of partnerships and there can be no assurance that any such legislation will not be enacted or if enacted will not be adverse to us.

If Chobani Global Holdings were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for Chobani Inc. and Chobani Global Holdings, including as a result of Chobani Inc.’s inability to file a consolidated U.S. federal income tax return with Chobani Global Holdings. In addition, Chobani Inc. may not be able to realize tax benefits covered under the Tax Receivable Agreement and would not be able to recover any payments previously made by it under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of Chobani Global Holdings’s assets) were subsequently determined to have been unavailable.

Risks Relating to this Offering and Ownership of Our Common Stock

No public market for our Class A common stock currently exists, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our Class A common stock. Although we have applied to list our Class A common stock on                under the symbol “CHO,” an active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. The initial public offering price was determined by negotiations among us and the underwriters and may not be indicative of the future prices of our Class A common stock.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

The market price of our Class A common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The market price of our common stock is likely to be volatile and you could lose all or part of your investment. Stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in our industry. If you purchase shares of our Class A common stock in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. Following the completion of our initial public offering, the market price of our Class A common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control and may not be related to our operating performance, including:

•	announcements of new products, commercial relationships, acquisitions or other events by us or our competitors;

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of food and beverage companies;

•	addition or loss of significant customers or other developments with respect to significant customers or in customer needs or expectations or trends in markets in which we operate;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	sales of our Class A common stock or any securities into Class A common stock by us, our executive officers, directors or our stockholders in the future;

•	actual or anticipated changes or fluctuations in our operating results;

•	our ability to implement our business strategy;

•	our ability to complete and integrate acquisitions;

•	whether our operating results meet the expectations of securities analysts or investors;

•	actual or anticipated changes in the expectations of investors or securities analysts and their perception of us, our competitors and our industry;

•	litigation or investigations or regulatory scrutiny involving us, our industry, or both;

•	regulatory developments in the United States, foreign countries, or both applicable to our products;

•	global economic conditions or activity levels in our industry;

•	economic, political, legal and regulatory factors unrelated to our performance;

•	major catastrophic events;

•	lockup releases or sales of large blocks of our Class A common stock or securities convertible into shares of Class A common stock;

•	departures of key employees;

•	changes in accounting principles;

•	any adverse consequences related to our multi-class capital structure, such as stock index providers excluding companies with multi-class capital structures from certain indices; or

•	an adverse impact on the company from any of the other risks cited in this prospectus.

In addition, if the stock market for food and beverage companies, or the stock market generally, experiences a loss of investor confidence, the trading price of our Class A common stock could decline

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

for reasons unrelated to our business, operating results or financial condition. Stock prices of many food and beverage companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. The trading price of our Class A common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Sales of substantial blocks of our Class A common stock into the public market after this offering, including when the “lock-up” periods end, or the perception that such sales might occur, could cause the market price of our Class A common stock to decline.

Sales of substantial blocks of our Class A common stock into the public market after this offering, including when any “lock-up” periods end, or the perception that such sales might occur, could cause the market price of our Class A common stock to decline and may make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our Class A common stock as of                 , 2021, upon completion of this offering, we will have                shares of Class A common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares) and                shares of Class A common stock issuable upon exchange of Class B Units and Class M Units. All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our “affiliates” as defined in Rule 144 under the Securities Act.

All of our directors and executive officers and certain holders of any shares of Class A common stock and securities exercisable for or convertible into such shares of common stock, are subject to lock-up agreements that restrict their ability to offer, sell or agree to sell, directly or indirectly, any shares of Class A common stock for a period of                 days after the date of this prospectus. When the applicable lock-up period expires, we, our directors and officers and locked-up equity holders will be able to sell shares into the public market. The underwriters may, in their sole discretion, permit our directors and officers and locked-up equity holders to sell shares prior to the expiration of the restrictive provisions contained in the “lock-up” agreements with the underwriters.

Pursuant to the Registration Rights Agreement, and subject to the lock-up agreements described herein, holders of Class B Units in Chobani Global Holdings will have rights to require us to file registration statements covering the sale of shares of Class A common stock issuable upon exchange of such units or to include such shares in registration statements that we may file for ourselves or other stockholders. See “Organizational Structure—Registration Rights Agreement.” For more information regarding the lock-up agreements, see the description included in the section entitled “Underwriting.” We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

We expect the initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of our Class A common stock, after giving effect to the exchange of all outstanding Class B Units, Class M Units and other awards under our employee incentive plans, for shares of our Class A common stock or, at the election of Chobani Inc., for cash. Therefore, investors purchasing shares of Class A common stock in this offering will pay a price per

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

share that substantially exceeds our pro forma net tangible book value per share after this offering. As a result, investors will:

•	incur immediate dilution of $ per share; and

•

contribute the total amount invested to date to fund Chobani Inc., but will own only approximately    % of the shares of our Class A common stock outstanding, assuming all Class B Units and Class M Units outstanding immediately after the Reorganization and this offering were exchanged for shares of our Class A common stock. See “Dilution.”

Investors in this offering will experience further dilution upon the issuance of shares underlying awards made pursuant to any equity incentive plans. See “Organizational Structure—The CGH LLC Agreement—Classes of Chobani Global Holdings Units.”

We have broad discretion in the use of net proceeds that we receive in this offering and we may not use them effectively.

After giving effect to the use of proceeds described in “Use of Proceeds” and the Reorganization, we expect to have remaining net proceeds, which we currently intend to use for working capital and other general corporate purposes. Our management will have broad discretion in the application of the net proceeds, including possible acquisitions of, or investments in, businesses or technologies. The failure by our management to apply these funds effectively could harm our business, operating results and financial condition.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.

We do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management, and may adversely affect the market price of our stock.

Our certificate of incorporation and amended and restated bylaws (the “bylaws”), which we expect to be in effect upon completion of this offering contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. Among other things, these provisions:

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•

if Hamdi Ulukaya ceases to own at least 50% of the combined voting power of our then-outstanding capital stock entitled to vote generally in director elections (the “Trigger Date”), establish a classified board of directors, with each class serving three-year staggered terms, subject to a 7-year sunset, so that not all members of our board of directors are elected at one time;

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

•

from and after the Trigger Date as long as our board is classified, provide that directors can be removed only for cause and only upon the affirmative vote of the holders of at least 66 2⁄3% of voting power of the outstanding shares of our capital stock entitled to vote thereon;

•	prohibit the use of cumulative voting for the election of directors;

•	from and after the Trigger Date, eliminate the ability of stockholders to call special meetings;

•	from and after the Trigger Date, prohibit stockholder action by written consent and instead require stockholder actions to be taken at a meeting of our stockholders;

•	from and after the Trigger Date, prohibit our stockholders from being able to fill vacancies on our board of directors;

•	reflect two classes of stock, with Class B common stock having ten votes per share and Class A common stock having one vote per share, until a Sunset becomes effective;

•

from and after the Trigger Date, require the approval of the holders of at least 66 2⁄3% of voting power of the outstanding shares of our capital stock entitled to vote thereon to amend or repeal our bylaws and certain provisions of our certificate of incorporation; and

•

establish advance notice and duration of ownership requirements for nominations for election to the board of directors or for proposing other matters that can be acted upon by stockholders at stockholder meetings.

These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

In addition, we are a Delaware corporation and governed by the Delaware General Corporation Law (the “DGCL”). In general, Section 203 of the DGC (“Section 203”), an anti-takeover law, prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock, which person or group is considered an interested stockholder under the DGCL, for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. We intend to elect in our certificate of incorporation not to be subject to Section 203. However, our certificate of incorporation will contain provisions that have the same effect as Section 203, except that they will provide Hamdi Ulukaya, his affiliates, and their respective successors (other than our company), as well as their direct and indirect transferees, will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions. For additional details, read “Description of Capital Stock.”

In addition, our existing debt agreements include, and other debt instruments we may enter into in the future may include, provisions entitling the lenders or bondholders, as applicable, to demand immediate repayment of all borrowings or outstanding indebtedness upon the occurrence of certain change of control events relating to our company, which also could discourage, delay or prevent a business combination transaction.

Our certificate of incorporation will include an exclusive forum clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our certificate of incorporation will provide that, unless we, in writing, select or consent to the selection of an alternative forum, all complaints asserting any internal corporate claims (defined as

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

claims, including claims in the right of our company: (i) that are based upon a violation of a duty by a current or former director, officer, employee, or stockholder in such capacity; or (ii) as to which the DGCL confers jurisdiction upon the Court of Chancery), to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have, or declines to accept, subject matter jurisdiction, another state court or a federal court located within the State of Delaware). Further, unless we select or consent to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our choice-of-forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in our common stock shall be deemed to have notice of and to have consented to the forum selection provisions described in our certificate of incorporation. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and such persons. It is possible that a court may find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, in which case we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations. See the section entitled “Description of Capital Stock—Exclusive Forum Clause.”

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our bylaws will provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by the DGCL.

In addition, as permitted by Section 145 of the DGCL, our bylaws and our indemnification agreements that we expect to enter into with our directors and officers will provide that:

•

we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by the DGCL. The DGCL provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•	we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

•

we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•

we will not be obligated pursuant to our bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification;

•

the rights conferred in our bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

•	we may not retroactively amend our bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

We expect to be a “controlled company” within the meaning of the                  rules and, as a result, will qualify for, and intend to rely on exemptions from certain corporate governance requirements.

Upon completion of this offering, Hamdi Ulukaya will beneficially own a majority of our outstanding voting power. So long as no Sunset has occurred, Hamdi Ulukaya is expected to hold a majority of the Company’s outstanding voting power and thereby will be able to control the outcome of matters submitted to a stockholder vote. As a result, we expect to be a “controlled company” within the meaning of the                corporate governance standards. Under the corporate governance rules of the                , a company of which more than 50% of the voting power with respect to director elections is held by another person or group of persons acting together is a “controlled company” and may elect not to comply with certain corporate governance requirements thereunder, including the requirements that:

•	a majority of such company’s board of directors consist of independent directors;

•	that compensation of executive officers be determined, or recommended to the board of directors for determination, by a compensation committee composed solely of independent directors;

•	that director nominees be selected, or recommended for the board of directors’ selection, by a nominating and corporate governance committee composed solely of independent directors; and

•	such company conduct an annual performance evaluation of the nominating and governance and compensation committees.

These requirements will not apply to us as long as we remain a controlled company. We intend to rely on some or all of the controlled company exemptions. Accordingly, investors in our shares of common stock will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the                . See “Organizational Structure”; “Management—Controlled Company Exemption”.

Our dual class share structure may depress the trading price of our Class A common stock.

Our dual class share structure may result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indexes. S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500. These changes exclude companies with multiple classes of shares of common stock from being added to these indices. In addition, several stockholder advisory firms have announced their opposition to the use of dual or multiple class structures. As a result, the dual class structure of our common stock may prevent the inclusion of our Class A common stock in these indices and may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A common stock. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Hamdi Ulukaya will have the ability to direct the voting of a majority of the voting power of our common stock, and his interests may conflict with those of our other stockholders.

Upon completion of this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock. Each share of Class A common stock is entitled to one vote per share on all matters presented to our stockholders generally. Each share of Class B common stock is entitled to ten votes per share on all matters presented to our stockholders generally until a Sunset becomes effective. After a Sunset becomes effective (as described in “Organizational Structure—Voting Rights of Common Stock”), each share of Class B common stock will be entitled to one vote per share instead of ten votes per share. Holders of common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation.

Upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our Class A common stock), Hamdi Ulukaya will indirectly own, through his controlling ownership of FHU US Holdings, 100% of our Class B common stock (representing    % of the total combined voting power of our issued and outstanding common stock). As a result, Hamdi Ulukaya will be able to control matters requiring stockholder approval, including the election and removal of directors, changes to our organizational documents and significant corporate transactions, including any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership makes it unlikely that any holder or group of holders of our Class A common stock will be able to affect the way we are managed or the direction of our business.

The interests of Hamdi Ulukaya with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders. Hamdi Ulukaya would have to approve any potential acquisition of us. The existence of significant stockholders may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management or limiting the ability of our other stockholders to approve transactions that they may deem to be in our best interests. Hamdi Ulukaya’s concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with significant stockholders.

Our certificate of incorporation will contain provisions renouncing our interest and expectation to participate in certain corporate opportunities identified by or presented to certain of our existing investors.

Each of Hamdi Ulukaya, HOOPP and their respective affiliates may engage in certain activities similar to ours or lines of business or have an interest in similar areas of corporate opportunities as we do. Our certificate of incorporation will provide that each of Hamdi Ulukaya, HOOPP and their respective affiliates will not have any duty to refrain from corporate opportunities of (1) engaging, directly or indirectly, in certain similar business activities or lines of business as us or (2) doing business with any of our clients, customers or vendors. In the event that Hamdi Ulukaya, HOOPP or any of their respective affiliates acquire knowledge of a potential business opportunity (except in their capacity as a director or officer) which may be a corporate opportunity for us, they will have no duty to communicate or offer such corporate opportunity to us. Our certificate of incorporation will also provide that, to the fullest extent permitted by law, none of Hamdi Ulukaya, HOOPP or their respective affiliates will be liable to us, for breach of any fiduciary duty or otherwise, by reason of the fact that any of them direct such corporate opportunity to another person, or otherwise do not communicate information regarding such corporate opportunity to us, and we will waive and renounce any claim that such business opportunity constituted a corporate opportunity that should have been presented to us. These potential conflicts of interest could have a material and adverse effect on our business, financial

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

condition, operating results, cash flows and prospects if attractive business opportunities are allocated by Hamdi Ulukaya, HOOPP or any of their respective affiliates to themselves instead of to us. See “Description of Capital Stock—Corporate Opportunity.”

For additional information relating to Hamdi Ulukaya’s personal business endeavors and potential adverse impacts on our company see “—Our success depends in part on the services, reputation, and popularity of Hamdi Ulukaya. Any loss of his services or adverse reactions to publicity relating to Hamdi Ulukaya, could adversely affect our revenues, results of operations, our ability to maintain or generate a consumer base, and execute our business strategy.”

Risks Related to Being a Public Company

The requirements of being a public company, including compliance with reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act and                , may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of                , and other applicable securities rules and regulations. These requirements may place a strain on our management, systems and resources. Compliance with these rules and regulations have caused us to incur and will continue to increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and operating results and maintain effective disclosure controls and procedures and internal controls over financial reporting.                 requires that we comply with various corporate governance requirements. Significant resources and management oversight will be required to maintain and, if required, improve our disclosure controls and procedures and internal controls over financial reporting to meet this standard. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results, which could have a material adverse effect on us and the market price of our Class A common stock. Although we have already hired additional employees and repurposed existing employees to comply with these requirements, we may need to hire even more employees in the future, which will increase our costs and expenses.

The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers. We cannot predict or estimate the amount of additional costs we may incur or the timing of these costs. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Our management team has limited experience managing a public company.

Most members of our management team have limited or no experience managing a publicly-traded company, interacting with public company investors, and complying with the increasingly complex laws, rules and regulations that govern public companies. There are significant obligations we will now be subject to relating to reporting, procedures and internal controls, and our management

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

team may not successfully or efficiently manage our transition to being a public company. These new obligations and added scrutiny will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, operating results and financial condition. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is likely that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods.

We will incur increased costs as a result of becoming a public company and in the administration of our organizational structure.

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the Securities and Exchange Commission (“SEC”). Following the completion of this offering, we will incur ongoing periodic expenses in connection with the administration of our organizational structure, including obligations related to the Tax Receivable Agreement. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

Prior to the completion of this offering, we were a private company and were not required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Additionally, our independent public accounting firm will be required to report on the effectiveness of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm may issue a report that is adverse to us in the event it is not satisfied with the level at which our controls are documented, designed or operating.

To comply with the requirements of being a public company, we have undertaken various actions, and may need to take additional actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any additional material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A common stock could be negatively affected, and we could become subject to lawsuits, sanctions or investigations by regulatory authorities, which would require additional financial and management resources.

If we cannot maintain our company culture or focus on our purpose as we grow, our success and our business and competitive position may be harmed.

We believe our culture and our purpose have been key contributors to our success to date and that the critical nature of the platform that we provide promotes a sense of greater purpose and fulfillment among our employees. Any failure to preserve our culture or focus on our mission could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we continue to grow and develop the infrastructure associated with being a public company, we will need to maintain our unique and distinctive culture and align a greater number of employees with our mission to ensure our success through on-going, meaningful employee engagement and leadership development initiatives. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business, our share price and trading volume could decline.

The trading market for our Class A common stock will partially depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our shares or change their opinion of our business prospects, our share price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates or at all.

Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. For example, several of the reports rely on or employ projections of consumer adoption and incorporate data from secondary sources such as company websites as well as industry, trade and government publications. While our estimates of market size and expected growth of our market were made in good faith and are based on assumptions and estimates we believe to be reasonable, these estimates may not prove to be accurate. Even if the market in which we compete meets the size estimates and growth forecast in this prospectus, our business could fail to grow at the rate we anticipate or at all.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Disruptions in the worldwide economy may adversely affect our business, results of operations and financial condition.

Our results of operations could be adversely affected by general conditions in the global economy and in the global markets. For example, the COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains, created significant volatility and disruption in financial markets and increased unemployment levels, all of which may become heightened concerns upon any subsequent wave of infection or future developments. Adverse and uncertain economic conditions may impact distributor, retailer and consumer demand for our products. In addition, our ability to manage normal commercial relationships with our suppliers, manufacturers, distributors, retailers and creditors may suffer. Consumers may shift purchases to lower-priced or other perceived value offerings during economic downturns. In addition, consumers may choose to purchase private label products rather than branded products because they are generally less expensive. Distributors and retailers may become more conservative in response to these conditions and seek to reduce their inventories. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing distributors, retailer customers, our ability to attract new consumers, the financial condition of our consumers and our ability to provide products that appeal to consumers at the right price. Prolonged unfavorable economic conditions may have an adverse effect on our sales and profitability.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements regarding, among other things, our market opportunities, anticipated improvements or challenges in operations, regulatory developments, our plans, earnings, cash flow and expense estimates, strategies and prospects (both business and financial) and our results of operations, financial position, and future prospects following the offering described herein. All statements other than statements of historical fact, including statements regarding guidance, industry prospects, or future results of operations or financial position, are forward-looking. We use words such as “anticipate,” “believe,” “expect,” “estimate,” “intend,” “objective,” “plan,” “project,” “seek,” “strategy,” “target,” “will” and similar expressions to identify forward-looking statements.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Important factors that could cause our actual results, level of activity, performance, or achievements to differ materially from those expressed in forward-looking statements include, among others:

•	prices and availability of raw materials that we use to manufacture our products, including, milk;

•	disruption to our manufacturing or distribution operations;

•	changes in our relationships with significant customers, suppliers, and other business relationships;

•	our ability to anticipate consumer demand and preferences for our products, to offer new products to meet those changes, and to respond to competitive innovation;

•	uncertainties associated with our ability to implement our business strategy and to innovate successfully;

•	our ability to drive revenue growth in our key product categories, increase our market share, or add products that are in faster-growing and more profitable categories;

•	consolidation or loss of our customers;

•	changes in consumer spending and general economic conditions;

•	any event that could have a material adverse effect on our brands or reputation, such as product contamination or protracted quality control difficulties;

•	factors affecting our ability to compete;

•	costs associated with product processing and transportation;

•	the impact of present or future domestic and

•	international government regulations affecting our operations, including worker safety and environmental laws;

•	our ability to hire and maintain key personnel or a highly skilled and diverse workforce;

•	the impact of restrictive debt covenants on our operating flexibility;

•	risks associated with our leverage and debt service obligations;

•	our ability to obtain, protect, maintain, and enforce our intellectual property rights;

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

•	significant disruptions in our information technology systems, including data security breaches, cyber-attacks, and other unauthorized or improper access;

•	our ability to insure against any potential losses;

•	the nature, duration, or scope of the overall impact of the COVID-19 pandemic on our business, financial condition, and results of operations; and

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other risks, uncertainties and factors set forth in this prospectus, including those set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

ORGANIZATIONAL STRUCTURE

On June 15, 2021, Chobani Inc. was incorporated as a Delaware corporation. Prior to this offering, Chobani Inc. had no business operations. Our business is currently conducted through Chobani Global Holdings.

Historical Ownership Structure

Chobani Global Holdings is owned by Hamdi Ulukaya, employees and HOOPP. Immediately prior to the Reorganization described below, the outstanding equity capital of Chobani Global Holdings consists of two classes of membership units (which we refer to collectively as the “Pre-IPO Units”):

•	Pre-IPO Class A Units. All of the Pre-IPO Class A Units are held by FHU US Holdings. FHU US Holdings is controlled by:

•	Hamdi Ulukaya, who beneficially owns 80% of the membership units of FHU US Holdings; and

•	HOOPP Blocker, an entity that is taxable as a corporation for U.S. federal income tax purposes that is controlled by HOOPP, which owns 20% of the membership units of FHU US Holdings.

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Pre-IPO Class B Units.    All of the Pre-IPO Class B Units are held on behalf of certain Chobani employees indirectly through CGH Management Holdings. CGH Management Holdings holds the Pre-IPO Class B Units to satisfy its obligations under grants to certain of our employees.

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Incentive Plans.    Chobani Global Holdings has historically maintained a number of employee incentive plans, pursuant to which our employees and directors and CGH Management Holdings (which issues grants to certain of our employees), are eligible to receive awards with respect to which we have allocated an aggregate 12.5% stake in Chobani Global Holdings (or        % after giving effect to the offering). These plans are the 2016 Growth Sharing Plan and the 2020 Value Sharing Plan, the 2016 Management Plan and the 2020 Management Plan.

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Chobani Global Holdings maintains the 2016 Growth Sharing Plan pursuant to which employees, officers, directors, consultants, and service providers were eligible to receive an award of “growth units” entitling the participant to receive consideration in excess of a threshold value determined by the administrator subject to specified vesting requirements upon an initial public offering or sale of Chobani Global Holdings. Effective January 1, 2020, the 2016 Growth Sharing Plan was replaced by the 2020 Value Sharing Plan. Growth units are not membership interests in Chobani Global Holdings. Following the Reorganization, at the election of Chobani Global Holdings, growth units may be settled for participants to whom they were granted into cash or shares of Class A common stock of Chobani Inc.

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Chobani Global Holdings maintains the 2020 Value Sharing Plan pursuant to which employees, officers, directors, consultants, and service providers are eligible to receive an award of “value units,” which are full value awards subject to specified vesting requirements entitling the participant to receive consideration upon an initial public offering or sale of Chobani Global Holdings. Value units are not membership interests in Chobani Global Holdings. Following the Reorganization, at the election of Chobani Global Holdings, value units may be settled for participants to whom they were granted into cash or shares of Class A common stock of Chobani Inc.

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Chobani Global Holdings maintains the Chobani Global Holdings Incentive Plan, pursuant to which employees, officers, directors, consultants, and service providers, as well as CGH Management Holdings (which issues grants to certain of our employees) are eligible to

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

receive awards of Pre-IPO Class B Units in excess of a threshold value determined by the administrator subject to specified vesting requirements upon an initial public offering or sale of Chobani Global Holdings. The only holder of outstanding Pre-IPO Class B Units is CGH Management Holdings. CGH Management Holdings then in turn grants awards of Class B Units of CGH Management Holdings to employees, officers, directors, consultants, and service providers of Chobani Global Holdings and its affiliates. Historically these grants were made under the 2016 Management Plan, and since 2020, grants have been made under the 2020 Management Plan.

The diagram below summarizes the ownership structure of Chobani Global Holdings’s consolidated operations prior to the Reorganization.

The Reorganization

The following actions will be taken in connection with the closing of this offering:

•

Chobani Inc. will amend and restate its certificate of incorporation to, among other things, provide for two classes of authorized common stock: Class A common stock and Class B common stock. Each share of Class A common stock is entitled to one vote per share on all matters presented to our stockholders generally. Each share of Class B common stock is entitled to ten votes per share on all matters presented to our stockholders generally until a Sunset becomes effective. After a Sunset becomes effective (as described in “—Voting Rights of Common Stock”), each share of our Class B common stock will entitle its holder to one vote per share instead of ten votes per share. The holders of Class B common stock will not have any economic rights, including any of the economic rights (including the rights to dividends) provided to holders of Class A common stock.

•

Holders of our common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise provided in our certificate of incorporation or as required by applicable law. See “Description of Capital Stock.”

•	Chobani Inc. will sell to the underwriters in this offering shares of our Class A common stock.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

•	Chobani Inc. will issue shares of Class B common stock to FHU US Holdings, with the result that Hamdi Ulukaya will directly or indirectly own all the outstanding shares of Class B common stock.

•	We do not intend to list our Class B common stock on any stock exchange.

•

HOOPP holds its interest in Chobani Global Holdings through HOOPP Blocker. HOOPP Blocker will merge with a newly-formed, wholly-owned subsidiary of Chobani Inc., with HOOPP Blocker surviving, and, subsequently, merging with and into Chobani Inc. (the two mergers, together, the “Blocker Merger”), with Chobani Inc. surviving. Chobani Inc. will transfer to HOOPP a combination of cash funded by a portion of the net proceeds of this offering and will issue shares of Class A common stock as merger consideration in connection with the Blocker Merger. As a result of the Blocker Merger, HOOPP effectively will have indirectly transferred Pre-IPO Class A Units representing a         % interest in Chobani Inc. and, following completion of the Reorganization and the offering, HOOPP will indirectly own, through its ownership of Class A common stock, approximately        % of Chobani Inc. on a fully-diluted basis.

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The operating agreement of Chobani Global Holdings will be amended and restated (as amended and restated, the “CGH LLC Agreement”) (See “—The CGH LLC Agreement”) to cause its membership units to be reclassified into:

•	new Class A Units, held only by Chobani Inc., as the sole managing member of Chobani Global Holdings;

•	new Class B Units (formerly Pre-IPO Class A Units) held by FHU US Holdings; and

•	new Class M Units (formerly Pre-IPO Class B Units) held on behalf of certain Chobani employees indirectly through CGH Management Holdings.

•

Chobani Inc. will use approximately $                 million of the net proceeds of this offering to purchase Class B Units held directly by FHU US Holdings and indirectly by Hamdi Ulukaya at a per-unit price equal to the per-share price paid by the underwriters for shares of our Class A common stock in this offering (or $                million if the underwriters exercise their option to purchase additional shares in full). As a result, Hamdi Ulukaya effectively will have sold Class B Units representing a         % interest in Chobani Inc. and, following completion of the Reorganization and the offering, will directly or indirectly own approximately         % of Chobani Inc. on a fully-diluted basis.

Our Class A Common Stock

We expect                shares of our Class A common stock to be outstanding after this offering (or                shares if the underwriters exercise their option to purchase additional shares in full), all of which will be sold pursuant to this offering. Each share of Class A common stock will entitle the holder to one vote per share. See “—Voting Rights of Common Stock.”

Holders of Class A common stock are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds.

Our Class B Common Stock

For each Class B Unit (formerly, a Pre-IPO Class A Unit) of Chobani Global Holdings acquired from FHU US Holdings, we will issue one corresponding share of our Class B common stock. Immediately following the Reorganization, we will have outstanding                shares of Class B common stock, all of which will be beneficially owned by Hamdi Ulukaya assuming no exercise of the underwriters’ option to purchase additional shares and                shares of Class B common stock will

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

be directly and indirectly held by Hamdi Ulukaya if the underwriters exercise their option to purchase additional shares in full. Each share of our Class B common stock will entitle its holder to ten votes per share until a Sunset becomes effective. After a Sunset becomes effective, each share of Class B common stock will entitle its holder to one vote per share instead of ten votes per share. Because a Sunset may not take place for some time, it is expected that the Class B common stock will continue to entitle its holder to ten votes per share, and such holder will continue to exercise voting control of the Company, for the near future. See “—Voting Rights of Common Stock.”

Hamdi Ulukaya will directly or indirectly control approximately                % of the combined voting power of our common stock (or                % if the underwriters exercise their option to purchase additional shares of Class A common stock in full). When a Class B Unit is exchanged for a share of our Class A common stock, the corresponding share of our Class B common stock will automatically be retired.

Holders of Class B common stock will not be entitled to dividends distributed by Chobani Inc. because such shares are non-economic interests. The shares of Class B common stock are expected to have no (or nominal) value because such shares are non-economic interests and are expected to be generally non-transferable.

Post-Offering Holding Company Structure

This offering is being conducted through what is commonly referred to as an “UP-C” structure. The UP-C structure is often used by partnerships and limited liability companies undertaking an initial public offering. The UP-C structure provides the existing partners or members, as applicable, with the tax advantage of continuing to own interests in a pass-through structure and provides potential future tax benefits for the public company and economic benefits for the continuing partners or members, as applicable when they ultimately exchange their pass-through interests and corresponding shares of Class B common stock for shares of Class A common stock. See “—Tax Receivable Agreement.”

Chobani Inc. will be a holding company and, following this offering, its only business will be to act as the managing member of Chobani Global Holdings, and its only material assets will be Class A Units representing approximately        % of Chobani Global Holdings units (or        % if the underwriters exercise their option to purchase additional shares of Class A common stock in full). In its capacity as the managing member, Chobani Inc. will operate and control all of Chobani Global Holdings’s business and affairs. We will consolidate the financial results of Chobani Global Holdings and will report non-controlling interests (“NCI”) related to the interests held by FHU US Holdings and CGH Management Holdings, the continuing members of Chobani Global Holdings, in our consolidated financial statements. The membership interests of Chobani Global Holdings owned by us will be classified as Class A Units. Approximately        % of Chobani Global Holdings units (or        % if the underwriters exercise their option to purchase additional shares of Class A common stock in full), held by FHU US Holdings, will be classified as Class B Units.    Approximately         % of Chobani Global Holdings units (or        % if the underwriters exercise their option to purchase additional shares of Class A common stock in full), held on behalf of certain Chobani employees indirectly through CGH Management Holdings, will be classified as Class M Units. Chobani Inc. consolidates Chobani Global Holdings due to Chobani Inc.’s power to control Chobani Global Holdings, making it the primary beneficiary and sole managing member of the variable interest entity.

Pursuant to the CGH LLC Agreement, each Class B Unit will be exchangeable for one share of Chobani Inc.’s Class A common stock or, at Chobani Inc.’s election, for cash, subject to certain restrictions pursuant to the CGH LLC Agreement. The exchange ratio is subject to appropriate adjustment by Chobani Inc. in the event Class A Units are issued to Chobani Inc. without issuance of a corresponding number of shares of Class A common stock or in the event of certain reclassifications,

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

reorganizations, recapitalizations or similar transactions. When Class B Units are exchanged for cash or shares of our Class A common stock, at the election of Chobani Inc., it will result in the automatic retirement of the corresponding number of shares of our Class B common stock and, therefore, will decrease the aggregate voting power of the Class B common stock.

Subject to certain restrictions, the CGH LLC Agreement will entitle any holder of Class M Units to exchange their vested Class M Units for cash or a number of shares of Class A common stock, at the election of Chobani Inc., that will generally be equal in value to the implied “spread value” of the corresponding Class M Units (calculated based on the excess of the public trading price of Class A common stock at the time of the exchange over the participation threshold of such Class M Units).

The diagram below depicts our organizational structure following the consummation of the Reorganization and this offering.

(1)

Chobani Inc. will own all of the Class A Units of Chobani Global Holdings after the Reorganization, which upon the completion of this offering will represent the right to receive approximately        % of any distributions made by Chobani Global Holdings assuming no exercise of the underwriters’ option to purchase additional shares and approximately        % of any distributions made by Chobani Global Holdings if the underwriters exercise their option to purchase additional shares in full. While this interest represents a minority of economic interests in Chobani Global Holdings, it represents 100% of the voting power of Chobani Global Holdings, and Chobani Inc. will act as the managing member of Chobani Global Holdings. As a result, Chobani Inc. will operate and control all of Chobani Global Holdings’s business and affairs and will be able to consolidate its financial results into Chobani Inc.’s financial statements.

Subject to the availability of net cash flow at the Chobani Global Holdings level, Chobani Inc. intends to cause Chobani Global Holdings to distribute to Chobani Inc. and the other members of Chobani Global Holdings pro rata cash distributions for the purposes of funding tax obligations in respect of the taxable income and net capital gain that is allocated to the members of Chobani Global Holdings and Chobani Inc.’s obligations to make payments under the Tax Receivable Agreement. In addition, Chobani Global Holdings will reimburse Chobani Inc. for corporate and other overhead expenses.

Assuming Chobani Global Holdings makes distributions to its members in any given year, the determination to pay dividends, if any, to our Class A stockholders out of the portion, if any, of such distributions remaining after our payment of taxes, Tax Receivable Agreement payments and

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

expenses (any such portion, an “excess distribution”) will be made by our board of directors. Because our board of directors may determine to pay or not pay dividends to our Class A stockholders, our Class A stockholders may not necessarily receive dividend distributions relating to our excess distributions, even if Chobani Global Holdings makes such distributions to us.

The CGH LLC Agreement

As a result of the Reorganization, Chobani Inc., as sole managing member, will control the business of Chobani Global Holdings and its consolidated subsidiaries. The operations of Chobani Global Holdings, and the rights and obligations of its members, are set forth in the CGH LLC Agreement, a form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. The following is a description of certain terms of the CGH LLC Agreement.

Classes of Chobani Global Holdings Units

Chobani Global Holdings will cause its membership units to be reclassified into (i) new Class A Units held only by Chobani Inc., as the sole managing member of Chobani Global Holdings; (ii) Class B Units (formerly Pre-IPO Class A Units) held by FHU US Holdings; and (iii) Class M Units (formerly Pre-IPO Class B Units) held on behalf of certain Chobani employees indirectly through CGH Management Holdings.

After the closing of this offering, Class B Units may be exchanged for Class A common stock or, at the election of Chobani Inc., for cash, subject to certain restrictions pursuant to the CGH LLC Agreement. When Class B Units are exchanged for cash or shares of our Class A common stock, at the election of Chobani Inc., it will result in the automatic retirement of the corresponding number of shares of our Class B common stock and, therefore, will decrease the aggregate voting power of the Class B common stock.

All of the Pre-IPO Class B Units are held on behalf of certain Chobani employees indirectly through CGH Management Holdings. Following the adoption of the CGH LLC Agreement, the Pre-IPO Class B Units will be reclassified into Class M Units. Subject to certain restrictions, the CGH LLC Agreement will entitle any holder of Class M Units to exchange their vested Class M Units for cash or a number of shares of Class A common stock, at the election of Chobani Inc., that will generally be equal in value to the implied “spread value” of the corresponding Class M Units (calculated based on the excess of the public trading price of Class A common stock at the time of the exchange over the participation threshold of such Class M Units).

Economic Rights of Unitholders

Class A Units and Class B Units will have the same economic rights per unit. After the closing of this offering, the holders of Chobani Inc.’s Class A common stock (indirectly through Chobani Inc.) and the holder of Class B Units of Chobani Global Holdings, Hamdi Ulukaya, will hold approximately        % and        %, respectively, of the economic interests in Chobani Inc.’s business (or         % and        %, respectively, if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Net profits and net losses of Chobani Global Holdings generally will be allocated on a pro rata basis in accordance with the number of units held by such holder; however, under applicable tax rules, Chobani Global Holdings will be required to allocate taxable income disproportionately to its members in certain circumstances. The CGH LLC Agreement will provide for quarterly cash distributions, which we refer to as “tax distributions,” to the holders of the units generally equal to the taxable income

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

allocated to each holder of units (with certain adjustments) multiplied by an assumed tax rate. It is intended that tax distributions by Chobani Global Holdings will be made to each of its members in an amount to enable each member to pay all applicable taxes on taxable income allocable to such member. The CGH LLC Agreement generally will require tax distributions to be pro rata based on the ownership of Chobani Global Holdings units, however, if the amount of tax distributions to be made exceeds the amount of funds available for distribution, Chobani Inc. shall receive a tax distribution before the other members receive any distribution, and the balance, if any, of funds available for distribution shall be distributed to the other members pro rata in accordance with their assumed tax liabilities, and then to all members (including Chobani Inc.) pro rata until each member receives the full amount of its tax distribution using the individual tax rate. For a more complete overview of the assumed tax rate calculation, see “—Certain Tax Consequences to Chobani Inc.” In addition, Chobani Global Holdings will make non-pro rata payments to reimburse Chobani Inc. for corporate and other overhead expenses (which payments from Chobani Global Holdings will not be treated as distributions under the CGH LLC Agreement). However, Chobani Global Holdings may not make distributions or payments to its members if doing so would violate any applicable law or result in Chobani Global Holdings or any of its subsidiaries being in default under any material agreement governing indebtedness (which we do not expect to be the case upon the closing of this offering and the Reorganization).

Voting Rights of Unitholders

After the closing of this offering, Chobani Inc. will act as the managing member of Chobani Global Holdings. In its capacity as the managing member of Chobani Global Holdings, Chobani Inc. will control Chobani Global Holdings’s business and affairs. Chobani Global Holdings will issue Class A Units to Chobani Inc., and Class B Units to FHU US Holdings. The Class B Units will have no voting or management rights with respect to Chobani Global Holdings or otherwise. Class M Units will be held on behalf of certain Chobani employees indirectly through CGH Management Holdings. The Class B Units and Class M Units will have no voting or management rights with respect to Chobani Global Holdings or otherwise.

Coordination of Chobani Inc. and Chobani Global Holdings

Any time Chobani Inc. issues a share of its Class A common stock for cash, unless used to settle an exchange of a Class B Unit for cash, the net proceeds received by Chobani Inc. will be promptly transferred to Chobani Global Holdings, and Chobani Global Holdings will issue to Chobani Inc. a Class A Unit. If at any time Chobani Inc. issues a share of its Class A common stock upon an exchange of a Class B Unit or Class M Unit or settles such exchange for cash as described below under “—Exchange Rights,” Chobani Inc. will contribute the exchanged unit to Chobani Global Holdings and such Class B Units or Class M Units will convert into a Class A Unit in Chobani Global Holdings. In the event that Chobani Inc. issues other classes or series of its equity securities (other than pursuant to our incentive compensation plans), Chobani Global Holdings will issue to Chobani Inc. an equal amount of equity securities of Chobani Global Holdings with designations, preferences and other rights and terms that are substantially the same as Chobani Inc.’s newly issued equity securities. If at any time Chobani Inc. issues a share of its Class A common stock pursuant to our 2021 Plan or other equity plan, Chobani Inc. will contribute to Chobani Global Holdings all of the proceeds that it receives (if any) and Chobani Global Holdings will issue to Chobani Inc. an equal number of its Class A Units, having the same restrictions, if any, as are attached to the shares of Class A common stock issued under the plan. If Chobani Inc. repurchases, redeems or retires any shares of its Class A common stock (or its equity securities of other classes or series), Chobani Global Holdings will, immediately prior to such repurchase, redemption or retirement, repurchase, redeem or retire an equal number of Class A Units (or its equity securities of the corresponding classes or series) held by Chobani Inc., upon the same terms and for the same consideration, as the shares of our Class A

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

common stock (or our equity securities of such other classes or series) are repurchased, redeemed or retired. In addition, Chobani Global Holdings units, as well as Chobani Inc.’s common stock, will be subject to equivalent stock splits, dividends, reclassifications and other subdivisions. Chobani Inc. may issue additional shares of Class B common stock from time to time. Chobani Inc. will issue additional shares of Class B common stock only to holders of Class B Units in a number necessary to maintain a one-to-one ratio between the number of Class B Units and the number of shares of Class B common stock outstanding.

Issuances and Transfer of Chobani Global Holdings Units

Class A Units will be issued only to Chobani Inc. and are non-transferable except as provided in the CGH LLC Agreement. Class B Units will be issued in connection with the Reorganization as described herein and may be issued pursuant to the CGH LLC Agreement, provided that a corresponding number of shares of Class B common stock is issued to the holder of such Class B Units. Class B Units may not be transferred, except with Chobani Inc.’s consent or to a permitted transferee, subject to such conditions as Chobani Inc. may specify. In addition, Hamdi Ulukaya (or any other holder) may not transfer any Class B Units unless he (or such other holder) transfers an equal number of shares of Chobani Inc.’s Class B common stock to the same transferee. Class M Units may be issued from time to time pursuant to the CGH LLC Agreement.

Under the CGH LLC Agreement, Chobani Inc. can require the holders of Class B Units and Class M Units to sell all of their interests in Chobani Global Holdings in the event of certain acquisitions of Chobani Global Holdings.

Certain Tax Consequences to Chobani Inc.

The holders of Chobani Global Holdings units, including Chobani Inc., generally will incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of Chobani Global Holdings. Net income and net losses of Chobani Global Holdings generally will be allocated to its members pro rata in proportion to their respective membership units, though certain non-pro rata adjustments may be made to reflect depreciation, amortization and other allocations. In accordance with the CGH LLC Agreement, we intend to cause Chobani Global Holdings to make pro rata distributions to each of its members, including Chobani Inc., in an amount intended to enable each member to pay all applicable taxes on taxable income allocable to such member, and to make non-pro rata payments to Chobani Inc. to reimburse it for corporate and other overhead expenses (which payments from Chobani Global Holdings will not be treated as distributions under the CGH LLC Agreement). If the amount of tax distributions to be made exceeds the amount of funds available for distribution, Chobani Inc. shall receive a tax distribution before the other members of Chobani Global Holdings receive any distribution, and the balance, if any, of funds available for distribution shall be distributed first to the other members of Chobani Global Holdings pro rata in accordance with their assumed tax liabilities, and then to all members (including Chobani Inc.) pro rata until each member receives the full amount of its tax distribution using the individual tax rate. Generally, these tax distributions will be computed based on our estimate of the net taxable income of Chobani Global Holdings allocable per unit (based on the member which is allocated the largest amount of taxable income on a per unit basis) multiplied by an assumed tax rate equal to the highest combined U.S. federal and applicable state and local tax rate applicable to any natural person residing in, or corporation doing business in New York, New York that is taxable on that income (taking into account certain other assumptions, and subject to adjustment to the extent that state and local taxes are deductible for U.S. federal income tax purposes).

Chobani Global Holdings will have in effect an election under Section 754 of the Code for the taxable year of the offering and each taxable year in which an exchange of Class B Units for shares of

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

our Class A common stock occurs. As a result of this election, the initial acquisitions and future exchanges of Class B Units for shares of our Class A common stock are expected to result in increases in the tax basis of the tangible and intangible assets of Chobani Global Holdings, which will be allocated to Chobani Inc. and are expected to increase the tax depreciation and amortization deductions available to Chobani Inc. and decrease gains, or increase losses, on a sale or other taxable disposition, if any, of such assets and therefore may reduce the amount of tax that Chobani Inc. would otherwise be required to pay.

Tax Receivable Agreement

Chobani Inc. will enter into the Tax Receivable Agreement for the benefit of the TRA Parties pursuant to which Chobani Inc. will pay to the TRA Parties 85% of the amount of the net cash tax savings, if any, that Chobani Inc. realizes (or, under certain circumstances, is deemed to realize) as a result of (i) increases in tax basis (and utilization of certain other tax benefits) resulting from Chobani Inc.’s acquisition of Class B Units and certain Class M Units in connection with this offering and in future exchanges, (ii) certain favorable tax attributes (such as net operating losses attributable to pre-merger tax periods) Chobani Inc. will acquire in the Blocker Merger and (iii) any payments Chobani Inc. makes to the TRA Parties under the Tax Receivable Agreement (including tax benefits related to imputed interest).

Voting Rights of Common Stock

Except as provided in our certificate of incorporation or as required by applicable law, holders of our common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval. Holders of the Class A common stock and Class B common stock, as the case may be, would have a separate class vote if we subdivide, combine or reclassify shares of the other class without concurrently subdividing, combining or reclassifying shares of such class in a proportional manner. Pursuant to the DGCL, the holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the par value of the shares of such class or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. Each share of Class A common stock is entitled to one vote per share on all matters presented to our stockholders generally. Each share of Class B common stock is entitled to ten votes per share on all matters presented to our stockholders generally until a Sunset becomes effective. After a Sunset becomes effective, each share of Class B common stock will entitle its holder to one vote per share instead of ten votes per share.

A “Sunset” becomes effective when Hamdi Ulukaya or his affiliates or permitted transferees cease to maintain beneficial ownership of at least 15% of the aggregate number of shares of our issued and outstanding common stock beneficially owned as of the date of completion of this offering.

Because a Sunset may not take place for some time, it is expected that the Class B common stock will continue to entitle its beneficial owner, Hamdi Ulukaya, to ten votes per share, and such holder will continue to exercise voting control of our company for the near future.

Immediately after this offering, Hamdi Ulukaya will indirectly own, through his controlling ownership FHU US Holdings, approximately        % of the combined voting power of our common stock (or        % if the underwriters exercise their option to purchase additional shares in full). When Hamdi Ulukaya (or any other holder) exchanges Class B Units for cash or shares of our Class A common stock, at the election of Chobani Inc., it will result in the automatic cancellation of the corresponding number of shares of our Class B common stock and, therefore, will decrease the aggregate voting power of the Class B common stock.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Exchange Rights

The CGH LLC Agreement will entitle any holder of Class B Units to exchange their Class B Units for Class A common stock on a one-for-one basis, or, at the election of Chobani Inc., for cash. The exchange ratio is subject to appropriate adjustment by Chobani Inc. in the event Class A Units are issued to Chobani Inc. without issuance of a corresponding number of shares of Class A common stock or in the event of certain reclassifications, reorganizations, recapitalizations or similar transactions.

The CGH LLC Agreement will provide that any holder of Class B Units will not have the right to exchange Class B Units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with the Company, Chobani Global Holdings or any of their subsidiaries to which Chobani Global Holdings unitholder is subject. We intend to impose additional restrictions on exchanges that we determine to be necessary or advisable so that Chobani Global Holdings is not treated as a “publicly traded partnership” for U.S. federal income tax purposes.

The CGH LLC Agreement also provides for mandatory exchanges under certain circumstances, including at the option of Chobani Inc. if the number of Class A Units and Class B Units outstanding and held by its members (other than those held by Chobani Inc.) is less than 10% of the outstanding Class A Units and Class B Units of Chobani Global Holdings or in the discretion of Chobani Inc. with the consent of holders of at least 50% of the outstanding Class B Units.

Shares of Class B common stock retired upon an exchange will be restored to the status of authorized but unissued shares of Class B common stock.

Subject to certain restrictions, the CGH LLC Agreement will entitle any holder of Class M Units to exchange their vested Class M Units for cash or a number of shares of Class A common stock, at the election of Chobani Inc., that will generally be equal in value to the implied “spread value” of the corresponding Class M Units (calculated based on the excess of the public trading price of Class A common stock at the time of the exchange over the participation threshold of such Class M Units).

Registration Rights Agreement

Prior to the completion of this offering, we intend to enter into the Registration Rights Agreement with Hamdi Ulukaya and HOOPP. This agreement will provide Hamdi Ulukaya with certain registration rights whereby, at any time following the lockup restrictions described in this prospectus, he will have the right to require us to register under the Securities Act the shares of Class A common stock issuable upon exchange of Class B Units. The Registration Rights Agreement will also provide for piggyback registration rights for Hamdi Ulukaya and HOOPP, subject to certain conditions and exceptions.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

We estimate that the net proceeds from this offering, based on an assumed initial public offering price of $                per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), after deducting estimated underwriting discounts and commissions, but before deducting expenses of this offering and the Reorganization payable by us, will be approximately $                million, or approximately $                million if the underwriters exercise in full their option to purchase additional shares of Class A common stock.

Each $1.00 increase or decrease in the assumed initial public offering price of $                per share of Class A common stock would increase or decrease the net proceeds to us from this offering by approximately $                million, assuming that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions but before deducting expenses of this offering and the Reorganization payable by us. Similarly, each increase or decrease of one million in the number of shares of Class A common stock offered by us would increase or decrease the net proceeds to us from this offering by approximately $                million, assuming no change in the assumed initial public offering price of $                per share and after deducting estimated underwriting discounts and commissions but before deducting expenses of this offering and the Reorganization payable by us.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our Class A common stock, and facilitate our future access to the capital markets. We intend to cause Chobani Global Holdings to use

•

$                million of the net proceeds to repay up to $530.0 aggregate principal amount outstanding of the 7.50% Senior Unsecured Notes due April 2025 (the “Senior Unsecured Notes”) and to repay other indebtedness;

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$                million, or approximately $                million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, of the net proceeds to purchase Class B Units of Chobani Global Holdings indirectly held by Hamdi Ulukaya, at a per-unit price equal to the per-share price paid by the underwriters for shares of the Class A common stock in this offering. Accordingly, we will not retain any portion of such proceeds; and

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$                million, or approximately $                million if the underwriters exercise in full their option to purchase additional shares of Class A common stock, of the net proceeds to pay the cash consideration to HOOPP in connection with the Blocker Merger. Accordingly, we will not retain any portion of such proceeds.

We intend to cause Chobani Global Holdings to use the remaining net proceeds to pay the expenses incurred by us in connection with this offering and the Reorganization and for capital investment or other general corporate purposes.

The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in a variety of capital-preservation investments, including short- and intermediate-term, interest-bearing, investment-grade securities.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

DIVIDEND POLICY

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends on our common stock for the foreseeable future. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our existing and any future debt and other factors that our board of directors deems relevant. Prior to our Reorganization, in April 2018, Hamdi Ulukaya received a distribution in accordance with the terms of the operating agreement of FHU US Holdings in the amount of $23.6 million.

Following the Reorganization and this offering, Chobani Inc. will be a holding company and its sole asset will be ownership of the Class A Units of Chobani Global Holdings, of which it will be the managing member. Subject to funds being legally available, we intend to cause Chobani Global Holdings to make pro rata distributions to each of its members, including Chobani Inc., in an amount intended to enable each member to pay all applicable taxes on taxable income allocable to such member and to allow Chobani Inc. to make payments under the Tax Receivable Agreement, and non-pro rata payments to Chobani Inc. to reimburse it for corporate and other overhead expenses. If the amount of tax distributions to be made exceeds the amount of funds available for distribution, Chobani Inc. shall receive the full amount of its tax distribution before the other members receive any distribution and the balance, if any, of funds available for distribution shall be distributed to the other members pro rata in accordance with their assumed tax liabilities. Holders of our Class A common stock are entitled to receive dividends when, as and if declared by our board of directors out of legally available funds. Holders of our Class B common stock will not be entitled to dividends distributed by Chobani Inc. because such shares are non-economic interests. The shares of Class B common stock are expected to have no (or nominal) value because such shares are non-economic interests and are expected to be generally non-transferable.

To the extent that the tax distributions Chobani Inc. receives exceed the amounts Chobani Inc. actually requires to pay taxes and other expenses and make payments under the Tax Receivable Agreement (because of the lower tax rate applicable to Chobani Inc. than the assumed tax rate on which such distributions are based or because a disproportionate share of the taxable income of Chobani Global Holdings may be required to be allocated to members in Chobani Global Holdings other than Chobani Inc.), our board of directors, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, including potentially causing Chobani Inc. to contribute such excess cash (net of any operating expenses) to Chobani Global Holdings. Concurrently with any potential contribution of such excess cash, in order to maintain the intended economic relationship between the shares of Class A common stock and Chobani Global Holdings units after accounting for such contribution, Chobani Global Holdings and Chobani Inc., as applicable, may undertake ameliorative actions, which may include reverse splits, reclassifications, combinations, subdivisions or adjustments of outstanding units of Chobani Global Holdings and corresponding shares of Class A common stock of Chobani Inc., as well as corresponding adjustments to the shares of Class B common stock of Chobani Inc. To the extent that Chobani Inc. contributes such excess cash to Chobani Global Holdings (and undertakes such ameliorative actions), a holder of Class A common stock would not receive distributions in cash and would instead benefit through an increase in the indirect interest in Chobani Global Holdings represented by such holder’s Class A common stock. To the extent that Chobani Inc. does not distribute such excess cash as dividends on the Class A common stock or otherwise undertake such ameliorative actions and instead, for example, holds such cash balances, the members of Chobani Global Holdings (not including Chobani Inc.) may benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following an exchange of their Class B Units for shares of the Class A common stock, notwithstanding that such members may previously have participated as holders of Class B Units in distributions by Chobani Global Holdings that resulted in such excess cash balances at Chobani Inc.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION

The following table sets forth the cash and capitalization as of March 27, 2021 of Chobani Global Holdings on a historical basis and Chobani Inc. on a pro forma basis to give effect to the Reorganization and the issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, after (i) deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the proceeds from this offering, as described under “Use of Proceeds.”

You should read this information together with the information in this prospectus under “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock,” and with the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus.

	As of March 27, 2021
(in thousands, except per share amounts and unit data)	Historical Chobani Global Holdings, LLC	Pro Forma Chobani Inc.
Cash:	$67,210	$
Debt:
Trade Finance Facility	—
Revolving Credit Facility	—
Term Loan Facility	399,000
Australian Debt	—
Equipment Finance Facility	36,583
Finance Leases	648
Senior Unsecured Notes	530,000
Senior Secured Notes	425,000
Total debt(1):	$1,391,231	$

(1) Amount excludes unamortized original issue discount, premium and debt issuance costs in the amount of $(21,631).

Class A Units (redeemable common units), no par value (298,451,086 Class A Units authorized, issued and outstanding at March 27, 2021; Class A Units authorized, Class A Units issued and outstanding, pro forma)	2,213,062
Members’ deficit:
Class B Units, no par value (42,635,870 Class B Units authorized, 22,771,875 Class B Units issued and outstanding at March 27, 2021, actual; Class B Units authorized, Class B units issued and outstanding, pro forma)	16,798
Class A common stock, $0.001 par value (no shares authorized, issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma)	—		—
Class B common stock, $0.001 par value (no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma)	—		—
Accumulated deficit	(2,866,801)
Accumulated other comprehensive loss	19,866
Total members’ deficit	$(2,869,869)
Total redeemable common units and members’ deficit:	$(656,807)	$
Total capitalization:	$712,793	$

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

The above table does not include:

•	shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares;

•	shares of Class A common stock reserved for issuance upon exchange of Class B Units beneficially owned by Hamdi Ulukaya;

•	shares of Class A common stock reserved for issuance upon exchange of vested Class M Units held on behalf of certain Chobani employees indirectly through CGH Management Holdings;

•	shares of Class A common stock issuable under the 2021 Plan (under which no equity awards have been granted as of , 2021), including:

(i)                shares of Class A common stock underlying restricted stock units or other awards to be granted to certain employees and non-employee directors pursuant to the 2021 Plan immediately after the closing of this offering; and

(ii)                additional shares of Class A common stock to be reserved for future issuance of awards under the 2021 Plan;

•

            shares of Class A common stock reserved for issuance upon the conversion of vested value units issued or issuable under the 2020 Value Sharing Plan into shares of Class A common stock at settlement (under which                 Pre-IPO Class A Units are issued and outstanding as of                , 2021); and

•

            shares of Class A common stock reserved for issuance upon the conversion of vested growth units issued or issuable under the 2016 Growth Sharing Plan into shares of Class A common stock at settlement (under which                 Pre-IPO Class A Units are issued and outstanding as of                , 2021).

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock immediately after the completion of this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the existing equity holders.

Our pro forma net tangible book value as of March 27, 2021 was approximately $                million, or $                per share of our Class A common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of Class A common stock outstanding, after giving effect to the Reorganization and assuming the exchange of all Class B Units and Class M Units outstanding immediately following the completion of the Reorganization and this offering for newly issued shares of our Class A common stock on a one-for-one basis as if such units were immediately exchangeable.

(in thousands)
Pro forma assets	$
Pro forma liabilities

Pro forma book value	$
Less:
Goodwill
Intangible assets, net

Pro forma net tangible book value after this offering	$
Less:
Proceeds from offering net of underwriting discounts
Purchase of Class B Units in Chobani Global Holdings, LLC
Offering expenses

Pro forma net tangible book value as of March 27, 2021	$

After giving effect to (i) the Reorganization, (ii) the issuance and sale by us of                shares of our Class A common stock in this offering at an assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and assuming the exchange of all Class B Units and Class M Units outstanding immediately following the completion of the Reorganization and this offering for shares of our Class A common stock as if such units were immediately exchangeable; and (iii) the application of such proceeds as described in the section entitled “Use of Proceeds,” our net tangible book value, our pro forma net tangible book value as of March 27, 2021 would have been $                million, or $                per share. This represents an immediate increase in pro forma net tangible book value of $                per share to existing equity holders and an immediate dilution in net tangible book value of $                per share to new investors.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

The following table illustrates this dilution on a per share basis assuming the underwriters do not exercise their option to purchase additional shares:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share of Class A common stock as of March 27, 2021	$
Increase in pro forma net tangible book value per share attributable to new investors	$

Pro forma net tangible book value per share after the offering		$

Dilution in pro forma net tangible book value per share to new investors		$

The information in the preceding table is based on an assumed offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus. A $1.00 increase or decrease in the assumed price per share would increase or decrease, respectively, the pro forma net tangible book value after this offering by approximately $                million and increase or decrease the dilution per share of Class A common stock to new investors in this offering by $                per share, in each case calculated as described above and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase or decrease of one million shares in the number of shares of our Class A common stock offered by us would increase or decrease, as applicable, our pro forma net tangible book value by approximately $                per share and increase or decrease, as applicable, the dilution to new investors in this offering by $                per share, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on the same pro forma basis as of March 27, 2021, the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us and the average price per share paid by the existing equity holders and by new investors purchasing shares in this offering, assuming the exchange of all outstanding Class B Units and Class M Units for shares of our Class A common stock on a one-for-one basis as if such units were immediately exchangeable.

	Shares purchased(1)			Total consideration(2)			Average price per share
	Number	%		Number	%
Existing stockholders			%			%
New investors			%			%

Total		100%			100%

(1)

If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own approximately        % and our new investors would own approximately        % of the total number of shares of our Class A common stock outstanding after this offering.

(2)	If the underwriters exercise their option to purchase additional shares in full, the total consideration paid by our new investors would be approximately $ (or %).

The above table does not include:

•	shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares;

•	shares of Class A common stock reserved for issuance upon exchange of Class B Units beneficially owned by Hamdi Ulukaya;

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

•	shares of Class A common stock reserved for issuance upon exchange of vested Class M Units held on behalf of certain Chobani employees indirectly through CGH Management Holdings;

•	shares of Class A common stock issuable under the 2021 Plan (under which no equity awards have been granted as of , 2021), including:

(i)                    shares of Class A common stock underlying restricted stock units or other awards to be granted to certain employees and non-employee directors pursuant to the 2021 Plan immediately after the closing of this offering; and

(ii)                    additional shares of Class A common stock to be reserved for future issuance of awards under the 2021 Plan;

•

            shares of Class A common stock reserved for issuance upon the conversion of vested value units issued or issuable under the 2020 Value Sharing Plan into shares of Class A common stock at settlement (under which                 Pre-IPO Class A Units are issued and outstanding as of                , 2021); and

•

            shares of Class A common stock reserved for issuance upon the conversion of vested growth units issued or issuable under the 2016 Growth Sharing Plan into shares of Class A common stock at settlement (under which                 Pre-IPO Class A Units are issued and outstanding as of                , 2021).

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following unaudited pro forma consolidated balance sheet as of March 27, 2021 gives pro forma effect to the Reorganization (see the transactions described under “Organizational Structure”), the completion of this offering and our intended use of proceeds therefrom after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us (collectively, the “Transactions”), as though such transactions had occurred as of March 27, 2021. The unaudited pro forma consolidated statements of operations for the three months ended March 27, 2021 and the year ended December 26, 2020 present our consolidated results of operations giving pro forma effect to the transactions described above as if they had occurred as of December 27, 2020.

The pro forma adjustments are based on available information and upon assumptions that management believes are reasonable in order to reflect, on a pro forma basis, the effect of these transactions on the historical financial information of Chobani Global Holdings. The unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations may not be indicative of the results of operations or financial position that would have occurred had this offering and the related transactions taken place on the dates indicated, or that may be expected to occur in the future. The adjustments are described in the notes to the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations. The unaudited pro forma consolidated financial information and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

The pro forma adjustments in the Reorganization and Offering Adjustments column principally give effect to:

•	the Reorganization as described in “Organizational Structure”;

•

the issuance of                shares of our Class A common stock to the investors in this offering in exchange for net proceeds of approximately $                (based on an assumed initial public offering price of $                per share, the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions but before offering expenses;

•

the payment of fees and expenses related to this offering and the application of the net proceeds from the sale of Class A common stock in this offering to purchase Class A Units directly from Chobani Inc., at a purchase price per Class A Unit equal to the initial public offering price per share of Class A common stock less the underwriting discount, with such Class A Units representing                % of the outstanding units of Chobani Global Holdings; and

•

the provision for corporate income taxes on the income of Chobani Inc. that will be taxable as a corporation for U.S. federal and state income tax purposes. Except as otherwise indicated, the unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock from us in the offering.

Chobani Global Holdings is considered our predecessor for accounting purposes, and its consolidated financial statements will be our historical financial statements following this offering.

Chobani Inc. will enter into the Tax Receivable Agreement for the benefit of the TRA Parties, pursuant to which Chobani Inc. will pay them 85% of the amount of the net cash tax savings, if any, that Chobani Inc. realizes (or, under certain circumstances, is deemed to realize) as a result of (i) increases in tax basis (and utilization of certain other tax benefits) resulting from Chobani Inc.’s acquisition of Class B Units and certain Class M Units in connection with this offering and in future

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

exchanges, (ii) certain favorable tax attributes (such as net operating losses attributable to pre-merger tax periods) Chobani Inc. will acquire in the Blocker Merger and (iii) any payments Chobani Inc. makes to the TRA Parties under the Tax Receivable Agreement (including tax benefits related to imputed interest). See “Organizational Structure” and “Certain Relationships and Related Person Transactions—Proposed Transactions with Chobani Inc.—Tax Receivable Agreement.”

We have not made any pro forma adjustments relating to reporting, compliance and investor relations costs that we will incur as a public company. No pro forma adjustments have been made for these additional expenses as an estimate of such expenses is not determinable.

The unaudited pro forma consolidated financial information is included for informational purposes only. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial condition had the Transactions, including this offering, occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date. The unaudited pro forma consolidated statement of operations and balance sheet should be read in conjunction with the “Risk Factors,” “Prospectus Summary—Summary Historical Consolidated Financial Information,” “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Balance Sheet as of March 27, 2021

	Historical Chobani Global Holdings, LLC	Transaction Adjustments	As Adjusted Before Offering	Offering Adjustments	Pro Forma Chobani Inc.
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$67,210	$	$	$	$
Accounts receivable, net	63,070
Due from related party	—
Inventories, net	60,874
Other current assets	40,648

Total current assets	231,802

Property, plant, and equipment, net	645,180
Operating lease right of use assets	31,162
Goodwill	22,951
Intangible assets, net	10,337
Deferred income taxes	4,058
Other assets, net	28,873

Total assets	$974,363	$	$	$	$

Liabilities and deficit
Current liabilities:
Current portion of long-term debt	$10,768	$	$	$	$
Accounts payable	123,162
Accrued liabilities	111,974
Due to related party	36

Total current liabilities	245,940

Long-term debt	1,358,184
Operating lease liabilities	26,529
Other long-term liabilities	517

Total liabilities	1,631,170

Commitments and contingencies (Note 16)
Class A Units (redeemable common units), no par value (298,451,086 units authorized, issued and outstanding at March 27, 2021)	2,213,062
Member’s Deficit:
Class B Units, no par value (42,635,870 Class B Units authorized, 22,771,875 and 21,079,488 Class B Units issued and outstanding at March 27, 2021)	16,798
Accumulated deficit	(2,866,801)
Accumulated other comprehensive loss	(19,866)

Total members’ deficit	(2,869,869)

Total redeemable common units and members’ deficit	(656,807)

Total liabilities and redeemable common units and members’ deficit	$974,363	$	$	$	$

See accompanying notes to unaudited pro forma consolidated balance sheet.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Notes to Unaudited Pro Forma Consolidated Balance Sheet

(1)

Reflects the net effect on cash of the receipt of offering proceeds to us of $                , based on the sale of                 shares of Class A common stock at an assumed initial public offering price of $                per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)

As described in greater detail under “Organizational Structure” and “Certain Relationships and Related Person Transactions—Proposed Transactions with Chobani Inc.—Tax Receivable Agreement,” in connection with the completion of this offering, we will enter into the Tax Receivable Agreement with the TRA Parties, which will provide for the payment by Chobani Inc. to the TRA Parties of 85% of the amount of the net cash tax savings, if any, that Chobani Inc. realizes, or under certain circumstances is deemed to realize, as a result of (i) increases in tax basis (and utilization of certain other tax benefits) resulting from Chobani Inc.’s acquisition of a continuing member’s Chobani Global Holdings units in connection with this offering and in future exchanges, (ii) certain favorable tax attributes (such as net operating losses attributable to pre-merger tax periods) Chobani Inc. will acquire in the Blocker Merger and (iii) any payments Chobani Inc. makes to the TRA Parties under the Tax Receivable Agreement (including tax benefits related to imputed interest).

(3)

Due to the uncertainty in the amount and timing of future exchanges of Chobani Global Holdings units by the continuing members of Chobani Global Holdings, and the uncertainty of when those exchanges will ultimately result in tax savings, the unaudited pro forma consolidated financial information assumes that no exchanges of Chobani Global Holdings units have occurred and therefore no increases in tax basis in Chobani Inc.’s assets or other tax benefits that may be realized thereunder have been assumed in the unaudited pro forma consolidated financial information. However, if all of the continuing members were to exchange their Chobani Global Holdings units, we would recognize a deferred tax asset of approximately $                and a liability of approximately $                , assuming (i) that the continuing members redeemed or exchanged all of their Chobani Global Holdings units immediately after the completion of this offering at an assumed initial public offering price of $                per share of Class A common stock (the midpoint of the price range set forth on the cover of this prospectus), (ii) no material changes in relevant tax law, (iii) a constant combined effective income tax rate of        % and (iv) that we have sufficient taxable income in each year to realize on a current basis the increased depreciation, amortization and other tax benefits that are the subject of the Tax Receivable Agreement. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the exchanges, the price of shares of our Class A common stock at the time of the exchange and the tax rates then in effect.

We will hold an economic interest of        % in Chobani Global Holdings subsequent to the Reorganization and this offering. The        % interest that we do not own represents a non-controlling interest for financial reporting purposes. Chobani Global Holdings has been and will continue to be treated as a partnership for U.S. federal and state income tax purposes. Following the Transactions, Chobani Inc. will be subject to United States federal income taxes, in addition to state and local taxes, with respect to our allocable share of any net taxable income generated by Chobani Global Holdings.

As a result of this offering, we recorded a deferred tax asset of $                million in the unaudited pro forma consolidated balance sheet as of March 27, 2021, as a result of the difference between the financial reporting value and the tax basis of Chobani Inc.’s investment in Chobani Global Holdings. The Company analyzes the likelihood that its deferred tax assets will be realized. A valuation allowance is recorded if, based on the weight of all available positive and negative evidence, it is more likely than not that some portion, or all, of a deferred tax asset related to

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

acquiring its interest in Chobani Global Holdings through newly issued LLC units is not expected to be realized unless the Company disposes of its investment in Chobani Global Holdings. Chobani Inc. has recognized a valuation allowance of $                million against the deferred tax asset (resulting in a net deferred tax asset of zero) which is considered capital in nature as it was not more likely than not that this portion of deferred tax assets would be realized.

As of March 27, 2021, we did not have any material net operating loss or credit carryforwards.

(4)

Reflects deferred costs associated with this offering, including certain legal, accounting and other related costs, which have been recorded in prepaid expenses and other current assets on the consolidated balance sheet. Upon completion of this offering, these deferred costs will be charged against the proceeds from this offering with a corresponding reduction to additional paid-in capital.

(5)

Upon completion of the Transactions, we will become the sole managing member of Chobani Global Holdings. Although we will have a minority economic interest in Chobani Global Holdings, we will have 100% of the voting power in, and control of the management of, Chobani Global Holdings. As a result, we will consolidate the financial results of Chobani Global Holdings and will report non-controlling interests related to the interests in Chobani Global Holdings held by FHU US Holdings and CGH Management Holdings, the continuing members of Chobani Global Holdings, on our consolidated balance sheet. Immediately following the Transactions, the economic interests held by the non-controlling interests will be approximately        %. If the underwriters were to exercise their option to purchase additional shares of our Class A common stock in full, the economic interests held by the non-controlling interests would be approximately        %. Through his ownership of shares of Class B common stock, Hamdi Ulukaya will directly or indirectly control a majority of the voting power of the common stock of Chobani Inc., the managing member of Chobani Global Holdings, and will therefore have indirect control over Chobani Global Holdings.

(6)	The components of increase to additional paid-in capital as a result of the amounts allocable to Chobani Inc. from net proceeds of this offering are set forth below:

	Pro Forma Reorganization Adjustments	Pro Forma Offering Adjustments	Chobani Inc. Pro Forma
Reclassification of members’ equity and convertible preferred units	$	$	$
Proceeds from offering net of underwriting discounts
Payment of estimated offering costs
Transaction costs incurred prior to this offering deferred as prepaid expenses and other current assets(4)
Par value of Class A common stock
Par value of Class B common stock
Non-controlling interests

Additional paid-in capital	$	$	$

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statements of Operations for the

Year Ended December 26, 2020

	Historical Chobani Global Holdings, LLC	Transaction Adjustments	As Adjusted Before Offering	Offering Adjustments	Pro Forma Chobani Inc.
	(in thousands)
Net Sales	$1,401,371	$	$	$	$
Cost of sales	1,091,156

Gross profit	310,215
Selling, general, and administrative expenses	266,135
Restructuring costs	2,330

Income from operations	41,750
Other (expense) income:
Interest expense, net	(96,278)
Other (expense) income, net	(1,050)
Currency (loss) gain	(39)

Total other expense	(97,367)

Loss before income taxes	(55,617)
Income tax provision	3,105

Net loss	$(58,722)	$	$	$	$

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Inc. and Subsidiaries

Unaudited Pro Forma Consolidated Statements of Operations for the

Three Months Ended March 27, 2021

	Historical Chobani Global Holdings, LLC	Transaction Adjustments	As Adjusted Before Offering	Offering Adjustments	Pro Forma Chobani Inc.
	(in thousands)
Net Sales	$385,039	$	$	$	$
Cost of sales	304,538

Gross profit	80,501
Selling, general, and administrative expenses	67,942
Restructuring costs	3,275

Income from operations	9,284
Other (expense) income:
Interest expense, net	(23,081)
Other (expense) income, net	(558)
Currency (loss) gain	(50)

Total other expense	(23,689)

Loss before income taxes	(14,405)
Income tax provision	67

Net loss	$(14,472)	$	$	$	$

See accompanying notes to unaudited pro forma consolidated statement of operations and comprehensive income.

Notes to Unaudited Pro Forma Consolidated Statement of Operations

(1)

Following the Transactions, we will be subject to United States federal income taxes, in addition to state and local taxes, with respect to our allocable share of any net taxable income of Chobani Global Holdings. As a result, the unaudited pro forma consolidated statements of operations reflect adjustments to our income tax expense of $                 for the year ended December 26, 2020.

The following table sets forth the computation of pro forma effective tax rate for the periods presented:

Year Ended December 26, 2020
Federal statutory rate		%
State tax, net of federal effect		%
Income attributable to non-controlling interests		%
Other		%

Pro forma effective tax rate		%

(2)

Following the Transactions, we will become the managing member of Chobani Global Holdings. We will own        % of the economic interest in Chobani Global Holdings but will have        % of the voting interest in and control the management of Chobani Global Holdings. The continuing members will own the remaining        % of the economic interest in Chobani Global Holdings, which will be accounted for as non-controlling interests in our future consolidated financial results.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Through his ownership of shares of Class B common stock, Hamdi Ulukaya will directly or indirectly control a majority of the voting power of the common stock of Chobani Inc., the managing member of Chobani Global Holdings, and will therefore have indirect control over Chobani Global Holdings.

(3)

Pro forma basic and diluted earnings per share is computed by dividing the net income attributable to holders of Class A common stock by the weighted-average shares of Class A common stock outstanding during the period. Shares of Class B common stock do not participate in the earnings of Chobani Inc. As a result, the shares of Class B common stock are not considered participating securities and are not included in the weighted average shares outstanding for purposes of computing pro forma earnings per share.

The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted earnings per share of Class A common stock (amounts in millions except for share counts, which are in thousands):

Chobani Inc. Pro Forma
Year Ended December 26, 2020
Numerator
Pro forma net income	$
Less: Pro forma net income attributable to non-controlling interests

Pro forma net income attributable to Chobani Inc.	$

Denominator
Shares of Class A common stock issued in connection with this offering

Pro forma weighted-average shares of Class A common stock outstanding—basic

Effect of dilutive securities

Pro forma weighted-average shares of Class A common stock outstanding—diluted

Pro forma earnings per share of Class A common stock—basic	$

Pro forma earnings per share of Class A common stock—diluted	$

Anti-dilutive shares excluded from pro forma earnings per shares of Class A common stock—diluted:
Shares of Class B common stock issued in connection with this offering

Total shares excluded from pro forma earnings per share of Class A common stock—diluted

Shares of our Class B common stock do not share in the earnings or losses of Chobani Inc. and are therefore not participating securities. As such, separate presentation of basic and diluted earnings per share of Class B common stock under the two-class method has not been presented. Shares of our Class B common stock are, however, considered potentially dilutive shares of Class A common stock. Amounts have been excluded from the computations of diluted earnings per share of Class A common stock because the effect would have been anti-dilutive under the if-converted and two-class methods.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected financial information and other data of Chobani Global Holdings on a historical basis. Chobani Global Holdings is considered our predecessor for accounting purposes and its consolidated financial statements will be our historical financial statements following this offering. The selected historical consolidated financial data for the years ended December 31, 2016, December 30, 2017, December 29, 2018, December 28, 2019 and December 26, 2020 have been derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP. The selected historical consolidated financial data for the three months ended March 27, 2021 and March 28, 2020 have been derived from our unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP, which financial statements include, in the opinion of our management team, all normal and recurring adjustments that are considered necessary for the fair presentation of the results for the period and dates presented. Our historical results and growth rates are not necessarily indicative of results or growth rates to be expected in future periods.

You should read the following information in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Person Transactions” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Year Ended December 31, 2016(1)	Year Ended December 30, 2017	Year Ended December 29, 2018	Year Ended December 28, 2019	Year Ended December 26, 2020	Three Months Ended March 27, 2021	Three Months Ended March 28, 2020
	(in thousands)
Income Statement Data:
Net sales	$1,289,182	$1,379,549	$1,289,811	$1,331,697	$1,401,371	$385,039	$365,682
Costs and expenses
Costs of sales	928,550	986,392	956,452	1,003,948	1,091,156	304,538	293,292
Gross profit	360,632	393,157	333,359	327,749	310,215	80,501	72,390
Selling, general and administrative	302,197	281,357	272,243	250,650	266,135	67,942	67,710
Restructuring and other costs	—	644	1,707	446	2,330	3,275	—

Income from operations	58,435	111,156	59,409	76,553	41,750	9,284	4,680

Other (expense):
Interest expense	(150,289)	(114,303)	(93,201)	(95,135)	96,278	(23,081)	(22,910)
(Loss)/gain on extinguishment of debt	(1,567)	(109,242)	17,721	—	—	—	—
Other income (expense)	1,239	2,094	(9,076)	1,321	(1,050)	(558)	88
Currency (loss) / gain	(199)	(2,132)	169	(786)	(39)	(50)	(8)

Total other expense	(150,816)	(223,583)	(84,387)	(94,600)	97,367)	(23,689)	(22,830)

Loss before income taxes	(92,381)	(112,427)	(24,978)	(17,947)	(55,617)	(14,405)	(18,150)
Income tax provision	2,776	2,287	1,440	1,484	3,105	67	424

Net loss	$(95,157)	$(114,714)	$(26,418)	$(19,431)	$(58,722)	$(14,472)	$(18,574)

(1)	2016 contained 53 weeks while each of the other years presented contained 52 weeks.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of our financial condition and results of operations should be read in conjunction with, and is qualified in its entirety by reference to, the section entitled “Selected Historical Consolidated Financial Information” and the consolidated financial statements of Chobani Global Holdings and the related notes included within this prospectus. For the purposes of this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” references to “we,” “our,” “us,” and “Chobani” refer to Chobani Global Holdings. The historical consolidated financial data discussed below reflect the historical results of operations and financial position of Chobani Global Holdings. The consolidated financial statements of Chobani Global Holdings, our predecessor for accounting purposes, will be our historical financial statements following this offering. The historical financial data discussed below relate to periods prior to the Reorganization described in “Organizational Structure” and do not give effect to pro forma adjustments. As a result, the following discussion does not reflect the significant effects that such events will have on us. See “Organizational Structure” and “Unaudited Pro Forma Consolidated Financial Information and Other Data” for more information.

This discussion and analysis contains forward-looking statements that involve risks and uncertainties which could cause our actual results to differ materially from those anticipated in such forward-looking statements, including, risks and uncertainties discussed under the heading “Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus. Additionally, our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Our fiscal year is comprised of 52 or 53 weeks, ending on the last Saturday of the calendar month of December. Throughout this section, references to “2021” refer to our 2021 fiscal year, which will end on December 25, 2021, references to “2020” refer to our 2020 fiscal year, which ended on December 26, 2020, references to “2019” refer to our 2019 fiscal year, which ended on December 28, 2019 and references to “2018” refer to our 2018 fiscal year, which ended on December 29, 2018. Fiscal years 2020, 2019 and 2018 included and 2021 will include, 52 weeks.

Company Overview

Hamdi Ulukaya founded Chobani in 2005 when he purchased a shuttered manufacturing plant in New Berlin, New York with a dream of bringing healthy, high-quality food to more people. From the purchase of our first plant in 2005 with a handful of employees, we invented an entirely new food category in the United States—Greek yogurt—that completely disrupted an old one. Since June 2020, Chobani has been the #1 brand in the total Yogurt category with     % market share. Chobani is also the market leader within Greek Yogurt, and currently holds     % market share.

In 2007, we offered only two yogurt SKUs. Now we feature approximately 245 yogurt SKUs under the Chobani brand across channels, geographies, and formats. This includes Chobani Core (our plain, blended and fruit-on-the-bottom Greek yogurt products), Chobani Flip yogurt snacks, Chobani Less Sugar Greek yogurt, drinkable yogurt, Chobani Complete lactose-free Greek Yogurt, and more. Our success in the yogurt category has allowed us to successfully expand into adjacent categories with the introduction of Chobani non-dairy yogurt alternatives, Chobani Oat Milk, Chobani dairy and non-dairy Coffee Creamers, ready-to-drink Chobani Coffee and Chobani Probiotic beverages. Recently, we launched Chobani with Zero Sugar, a groundbreaking new sugar-free dairy product with only natural ingredients, further transforming the yogurt category by addressing consumers’ desire for no-sugar options. Over the years, we have continued to innovate, allowing us to build out a comprehensive product portfolio that extends across day parts and need-states, expands into different eating, drinking, and cooking occasions, and supports a wide range of consumer lifestyles and preferences.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

We were early to identify a once-in-a-generation mega-trend towards healthier eating preferences and leveraged our innovation and brand-building capabilities to create a portfolio of high-quality yogurt products that rapidly gained market share. We distributed these products into mass market channels—not just specialty stores—where nutritious packaged food typically had not been available and positioned our offerings with pricing that was attractive and accessible to all consumers. This strategy allowed Chobani to reach approximately $1.1 billion in net sales in 2013, while building the key relationships, brand awareness, trust, and scale that we benefit from today.

Today we believe that the Chobani brand is synonymous with high-quality, delicious, healthy food and making a social and environmental impact, both of which resonate very strongly in the current marketplace. This creates authentic, mutual connections with consumers who are increasingly seeking an emotional, values-based relationship with the brands they choose—a core insight of our business since day one. As we advance our mission and our social impact grows, so too will the value of our brand in the eyes of our customers and consumers.

Our differentiated, owned infrastructure represents a key strategic asset that has positioned Chobani as a fierce and formidable competitor and has allowed us to disrupt an industry dominated by legacy packaged food companies wedded to highly-processed lower cost ingredients made with artificial sweeteners. As we continue to leverage our production facilities and in-house go-to-market capabilities, we have ample capacity to support future growth. Since the commencement of product sales in 2007, Chobani has demonstrated strong financial performance. We have historically driven robust topline growth, reaching $1.1 billion in net sales after only the first six years of operations, and generating over $1.4 billion in net sales in 2020. From 2010 to 2020 we grew net sales at a 19.1% CAGR. From 2018 to 2020, we continued to grow net sales at a 4.2% CAGR, while the broader United States yogurt market grew at only 1.6%. In 2020, we recorded $58.7 million in net loss, which increased 200% year-over-year, and $191.0 million in Adjusted EBITDA, which increased 7.8% year-over-year. As our original and most established product category, yogurt has provided the growth and profitability from which we independently funded broader capital investment and extension into new categories.

Post-Offering Taxation

After the consummation of this offering, we will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of Chobani Global Holdings and will be taxed at prevailing corporate tax rates. Our actual effective tax rate will be impacted by our ownership share of Chobani Global Holdings, which will increase over time as the continuing members exchange their Class B Units for Class A common stock on a one-for-one basis or, at Chobani Inc.’s election, for cash. In addition to tax expenses, we also will incur expenses related to our operations. Furthermore, in connection with this offering, we will enter into the Tax Receivable Agreement pursuant to which we will make payments that we expect to be significant. We intend to cause Chobani Global Holdings to make distributions in an amount sufficient to allow us to pay our tax obligations and operating expenses, including payments under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Proposed Transactions with Chobani Inc.—CGH LLC Agreement.”

Key Line Items of Our Consolidated Statements of Operations

Net Sales

Our net sales are primarily derived from the sale of our products to a diverse customer base including leading national and regional retailers, food service distributors and wholesalers. As of March 27, 2021, two customers individually accounted for approximately 10% of our net sales. Net

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

sales reflects the sale of all our products and sales of cream, which is a natural byproduct of our yogurt making process, net of certain costs. These costs include trade promotions, slotting fees, discounts, coupons, returns and reclamation claims. Management believes that net sales is the most appropriate measure of our revenues and a useful measure for investors in understanding our business over time.

Our net sales can be affected by the timing and outcome of store resets. A store “reset” is a process whereby our customers rearrange and reallocate shelf space, which is an opportunity for our products and our brand overall to gain (or potentially lose) shelf space in retail stores. Generally, our customers engage in store resets early in the first and second half of each year, but may adjust these reset windows from time to time depending on market conditions. We do not typically experience any material impact to net sales due to seasonal factors.

Gross Profit

Our gross profit reflects net sales less cost of sales, which consists of cost of raw materials, depreciation, direct labor, manufacturing plant overhead and freight and distribution costs (including costs associated with shipping and handling).

Milk, fruit, nuts, and other dry ingredients are available from numerous independent suppliers but are subject to price fluctuations due to a number of factors, including changes in crop size, federal and state agricultural programs, demand, and weather conditions, among others. Our broad array of products results in significant costs for packaging, which is subject to fluctuations in the price of resin, film, cartons, foils and corrugated cardboard. Raw milk, fruit, nuts and our primary packaging materials are our largest input costs, representing approximately 55% of our North America segment cost of sales in 2020 and approximately 54% of our North America segment cost of sales for the three months ended March 27, 2021.

We consistently assess and execute operational cost reduction programs in an effort to improve our profitability and margin profile, mitigate the effects of price inflation, maintain our competitive position and support our growth strategy. We believe these efforts, including targeting capital investments with attractive returns, enhanced supply chain productivity and reductions in waste, can improve our operational efficiency in order to improve cash flow generation, which ultimately can be reinvested in our business. We expect these reinvestments to support the enhancement of the Chobani brand through growth initiatives including new product introductions while also driving margin improvements through the achievement of operational efficiencies. This strategy permits scalability, while at the same time allowing our business to continue to provide exceptional service to our customers and superior products to our consumers.

We seek to mitigate the effects of adverse movement in raw materials and packaging costs through a combination of promotional price management and cost reduction initiatives. Milk is our most significant raw material cost. We are generally unable to pass through increases in raw material costs to consumers due to pricing pressure, and generally do not hedge milk prices or other raw or packaging materials. However, in the future, we may use futures, financial swaps and option contracts to hedge pricing or availability of milk and other raw or packaging materials. We also skim the milk as part of our manufacturing process, generating cream that we utilize in various products and sell to third parties.

Our gross profit margins are impacted by these costs, which are subject to pricing movements driven by market supply and demand. We view gross profit as the primary driver of the success of our business. Continued growth of gross profit will depend on increasing sales while managing operating efficiency and costs.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Selling, General and Administrative Expenses

Selling, General and Administrative (“SG&A”) expenses include costs related to advertising and marketing, brand enhancement activities, selling costs, administrative expenses, research and development costs, and stock-based compensation. Advertising and other marketing expenses represent costs for advertising and other consumer and customer marketing programs. We seek to drive increased brand and category awareness through effective product positioning and marketing. Selling costs consist of personnel expenses, broker fees, and other related selling costs. SG&A also reflects investments made to support our growth, the impact of inflation and labor costs. We have made significant investments in SG&A expenses to support our growth. We have invested in a direct sales force, an in-house retail merchandising team, an in-house creative agency and supported marketing programs to drive our growth initiatives. We view marketing expenditures as a controllable cost that can be modified to support growth objectives. We expect to continue to invest in marketing behind our Chobani brand to drive future growth.

We have also made significant investments in our research and development capabilities. Research and development expenses consist of charges to develop new products and enhance our existing product portfolio, as well as enhance our in-house capabilities.

Administrative expenses include personnel and facility expenses as well as third-party professional fees.

Interest Expense

Interest expense consists of interest, the amortization of debt issuance discounts and premiums, and the amortization of deferred financing costs relating to our debt facilities, Senior Unsecured Notes and Senior Secured Notes, as defined and outlined below. We have substantial debt and debt service obligations.

Adjusted EBITDA

EBITDA consists of net (loss) before interest expense, income tax provision, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted for unusual items and other adjustments such as gain on extinguishment of debt, asset impairment and gain or loss on disposals, restructuring costs, stock based compensation expense, costs related to new platforms, and non-recurring and other charges. We do not believe these items and adjustments are indicative of our ongoing operating performance.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

However, EBITDA and Adjusted EBITDA are not measurements of financial performance under U.S. GAAP and our EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our EBITDA or Adjusted EBITDA as an alternative to net (loss) determined in accordance with U.S. GAAP, as an indicator of our operating performance or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, or as an indicator of cash flows, or as a measure of liquidity. The following is a reconciliation of EBITDA and Adjusted EBITDA to net loss.

	Year Ended			Three Months Ended
	December 26, 2020	December 28, 2019	December 29, 2018	March 27, 2021	March 28, 2020
	(in thousands)
Net loss	$(58,722)	$(19,431)	$(26,418)	$(14,472)	$(18,574)
Interest Expenses	96,278	95,135	93,201	23,081	22,910
Income Tax Expense	3,105	1,484	1,440	67	424
Depreciation and Amortization Expense	108,986	96,515	101,166	26,689	26,941

EBITDA	$149,647	$173,703	$169,389	$35,365	$31,701

Costs related to new platforms(a)	16,284	54	—	$973	$8,691
Stock Based Compensation Expense	4,429	3,975	1,483	907	1,615
Restructuring Expense	2,330	446	1,707	3,275	—
Non-recurring and other charges(b)	3,351	(1,852)	—	2,124	301
Asset impairment and gain / loss on disposals	14,972	844	3,553	(108)	(16)
Gain on extinguishment of debt	—	—	(17,721)	—	—

Adjusted EBITDA	$191,013	$177,170	$158,411	$42,536	$42,292

(a)	Represents the costs associated with the launch of new product platforms.
(b)	Represents one-time charges, initial public offering transaction costs, COVID-19 expenses and income effect from swap derivative.

Our Reportable Segments

The summary that follows includes a discussion of the results of operations of our two reportable segments North America and International for the three months ended March 27, 2021 and March 28, 2020, and the years ended December 26, 2020, December 28, 2019 and December 29, 2018. The segments reflect our operations on a geographic basis. The Chief Operating Decision Maker (the “CODM”) evaluates segment performance based on several factors, including net sales, and adjusted EBITDA. EBITDA consists of net income (loss) before interest expense, income tax provision and depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted for unusual items and other adjustments such as gain on extinguishment of debt, asset impairment and gain or loss on disposals, restructuring costs, stock based compensation expense, costs related to new platforms, and non-recurring and other charges. Adjusted EBITDA is a measurement that can assist management and investors in comparing our performance on a consistent basis by removing the impact of certain items that management believes do not directly reflect our underlying operations. The CODM uses this measurement to evaluate segment performance and allocate resources. EBITDA and Adjusted EBITDA, which are presented in the segment discussion that follows, are non-GAAP measures and do not purport to be an alternative or superior to, the comparable financial measures by generally accepted accounting principles

The North America segment includes the United States, Canada, Mexico and export markets where we market, sell or distribute our products from the United States. This segment represents results of operations conducted by us or indirectly through distributors located in such countries. The North America segment is responsible for our yogurt, Oat Milk, Coffee Creamers and Coffee products,

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

as well as our food service market positions in the United States, Canada and Mexico. Our North America segment accounted for approximately 91% of our net sales for each of the three months ended March 27, 2021 and March 28, 2020. Such segment accounted for approximately 91%, 90% and 90% of our net sales for the years ended December 26, 2020, December 28, 2019 and December 29, 2018, respectively.

The International segment includes Australia and other countries where we currently manufacture, market, sell or distribute our products from Australia. In Australia, we sell our yogurt under the Chobani and Gippsland Dairy brands. Our International segment accounted for approximately 9% of our net sales for each of the three months ended March 27, 2021 and March 28, 2020. Such segment accounted for approximately 9%, 10% and 10% of our net sales for the years ended December 26, 2020, December 28, 2019 and December 29, 2018, respectively.

Results of Operations

Impact of COVID-19 on Our Business

The COVID-19 pandemic has impacted our business operations and customer and consumer demand. Throughout the pandemic, our first priority was to protect the health and safety of our employees. To do so, certain of our operating expenses increased, including labor costs, and costs to procure personal protective equipment and supplies for our personnel and facility cleaning expenses.

In terms of our sales, we have experienced a decrease in sales of certain of our products in certain markets and distribution channels, due in part to shifting consumer behaviors in light of widespread social disruption in the United States and abroad. These include our café business and the food service channel. However, we also experienced increased consumer demand for grocery products, due in part to consumer health concerns related to the COVID-19 pandemic.

During the pandemic, we have continued to innovate and have seen the successful introduction and growth of several product lines, including our oat milk, coffee creamer and coffee offerings.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was signed into law. The CARES Act provided a substantial stimulus and assistance package intended to address the impact of the COVID-19 pandemic, including tax relief and government loans, grants and investments. We have utilized the payroll tax relief provided by the CARES Act; however this did not have a material impact on our consolidated financial statements for the year ended December 26, 2020 and the three months ended March 27, 2021.

For additional information see “Risk Factors—The outbreak of the COVID-19 pandemic and associated responses have had, and we expect will continue to have, negative impacts on our business, financial condition and results of operations.”

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Operating Results: Three Months Ended March 27, 2021 Compared to the Three Months Ended March 28, 2020

The table below presents our operating results for the three months ended March 27, 2021 compared to the three months ended March 28, 2020 and the related year-over-year changes:

	Three Months Ended
	March 27, 2021		March 28, 2020
		% of net sales		% of net sales	Increase/(Decrease)
	$		$		$	%
	(in thousands except percentages)
Statements of Income Data:
Net Sales	$385,039	100%	$365,682	100%	$19,357	5%
Cost of sales	304,538	79%	293,292	80%	11,246	4%

Gross profit	80,501	21%	72,390	20%	8,111	11%
Selling, general and administrative expenses	67,942	18%	67,710	19%	232	0%

Restructuring, net	3,275	1%	—	—	3,275	NM
Income from operations	9,284	2%	4,680	1%	4,604	96%
Other (expense) income
Interest expense	(23,081)	(6%)	(22,910)	(6%)	(171)	1%
Other (expense) income, net	(558)	(0%)	88	0%	(646)	NM
Currency loss	(50)	(0%)	(8)	(0%)	(42)	NM

Income (loss) before taxes	(14,405)	(4%)	(18,150)	(5%)	3,745	(20%)
Income tax provision	67	0%	424	0%	(357)	(84%)

Net loss	$(14,472)	(4%)	$(18,574)	(5%)	$4,102	(22%)

NM:	Not Meaningful.

Net Sales

Net sales for the three months ended March 27, 2021 were $385.0 million, an increase of $19.4 million or 5%, compared to net sales of $365.7 million for the three months ended March 28, 2020. North America product sales increased $23.0 million or 8%, primarily driven by net sales increases in Core, Flip, Oat Milk, Complete, and dairy Coffee Creamers partially offset by decreases in Less Sugar Greek and our children’s yogurt products. Additionally, North America segment cream sales were $27.6 million, a decrease of $6.1 million or 18% as compared to the same period in the prior year. We experienced the decline in North America segment cream sales during the three months ended March 27, 2021 as compared to the same period in the prior year as a result of the negative impact of the COVID-19 pandemic on the cream market, including reduced demand for cream in the food service channel. International segment net sales contributed $36.2 million, an increase of $2.5 million or 7% as compared to the same period in the prior year.

Gross Profit

Gross profit for the three months ended March 27, 2021 was $80.5 million, an increase of $8.1 million or 11%, from $ 72.4 million for the three months ended March 28, 2020. The increase was driven primarily by higher sales volume and effective net pricing, lower milk costs, and increased overhead absorption, offset by increased logistics costs and packaging costs.

Gross profit margin was 21%, compared to 20% or approximately 100 basis points higher, for the three months ended March 27, 2021 and March 28, 2020, respectively.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

SG&A

SG&A expenses for the three months ended March 27, 2021 were $67.9 million, consistent with $67.7 million for the three months ended March 28, 2020. SG&A expenses represented 18% and 19% of sales for the three months ended March 27, 2021 and March 28, 2020, respectively. The slight increase was driven primarily by the investment in the retail execution team and higher compensation costs.

Adjusted EBITDA

Adjusted EBITDA for the three months ended March 27, 2021 was $42.5 million, consistent with $42.3 million for the three months ended March 28, 2020. Adjusted EBITDA for the three months ended March 27, 2021 was primarily driven by higher net sales and gross margin.

Restructuring, Net

We recorded restructuring expense of $3.3 million in the three months ended March 27, 2021, and did not record restructuring expense in the three months ended March 28, 2020. The increase in restructuring expense was mainly attributable to the elimination of office space.

Interest Expense

Interest expense for the three months ended March 27, 2021 was $23.1 million, an increase of $0.2 million or 1%, from $22.9 million for the three months ended March 28, 2020.

Other (Expense) Income, Net

Other expense for the three months ended March 27, 2021 was $0.6 million, compared to $0.1 million of other income for the three months ended March 28, 2020.

Currency Loss

Currency loss was $50 thousand for the three months ended March 27, 2021, and $8 thousand for the three months ended March 28, 2020, respectively.

Segment Results: Three Months Ended March 27, 2021 Compared to Three Months Ended March 28, 2020

The table below represents our segment results for the three months ended March 27, 2021 and March 28, 2020 and the related year-over-year changes:

	Three Months Ended
	March 27, 2021		March 28, 2020
	$	% of net sales	$	% of net sales	Increase/(Decrease)
					$	%
Net Sales
North America	$348,880	91%	$331,976	91%	16,904	5%
International	36,159	9%	33,706	9%	2,453	7%

Total net sales	385,039		365,682		19,357	5%

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Segment Adjusted EBITDA was:

	Three Months Ended
	March 27, 2021	March 28, 2020
Segment Adjusted EBITDA:
North America Adjusted EBITDA	$40,477	$38,135
Asset impairment and gain/loss on disposals	108	16
Non-recurring and other charges	(1,938)	(301)
Restructuring costs	(3,275)	—
Stock based compensation expense	(907)	(1,615)
Costs related to new products	(973)	(8,691)
International Adjusted EBITDA	2,059	4,157
Non-recurring and other charges	(186)	—
EBITDA	35,365	31,701
Depreciation and amortization	(26,689)	(26,941)
Income tax provision	(67)	(424)
Interest expense, net	(23,081)	(22,910)

Net Loss	$(14,472)	$(18,574)

North America

Net sales of our North America segment were $348.9 million, an increase of $16.9 million or 5% for the three months ended March 27, 2021 compared to $332.0 million for the three months ended March 28, 2020. The increase is primarily attributable to Core, Flip, Oat Milk, Complete, and dairy Coffee Creamers, partially offset by decreases in Less Sugar Greek and our children’s yogurt products. Additionally, cream sales were $27.6 million, a decrease of $6.1 million or 18% as compared to the same period in the prior year, primarily due to the negative impact of the COVID-19 pandemic on the cream market, including reduced demand for cream in the food service channel.

Our North America segment Adjusted EBITDA was $40.5 million, an increase of $2.3 million or 6% for the three months ended March 27, 2021 compared to $38.1 million for the three months ended March 28, 2020. The increase in Adjusted EBITDA was primarily driven by higher net sales and gross margin.

International

Net sales of our International segment were $36.2 million, an increase of $2.5 million or 7% for the three months ended March 27, 2021 compared to $33.7 million for the three months ended March 28, 2020. The increase was primarily attributable to our Gippsland Dairy products as well as the Gippsland Mix In products.

Our International segment Adjusted EBITDA was $2.0 million, a decrease of $2.1 million or 50% for the three months ended March 27, 2021 compared to $4.2 million for the three months ended March 28, 2020. The decrease was primarily attributable to increased marketing costs, milk costs and other inflationary costs.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Operating Results: 2020 Compared to 2019

The table below presents our operating results for 2020 and 2019 and the related year-over-year changes:

	Year Ended
	December 26, 2020		December 28, 2019
		% of net sales		% of net sales	Increase/(Decrease)
	$		$		$	%
	(in thousands except percentages)
Statements of Income Data:
Net Sales	$1,401,371	100%	$1,331,697	100%	$69,674	5%
Cost of sales	1,091,156	78%	1,003,948	75%	87,208	9%

Gross profit	310,215	22%	327,749	25%	(17,534)	(5%)
Selling, general and administrative expenses	266,135	19%	250,650	19%	15,485	6%
Restructuring costs	2,330	0%	446	0%	1,884	422%

Income from operations	41,750	3%	76,653	6%	(34,903)	(46%)
Other (expense) income:
Interest expense, net	(96,278)	(7%)	(95,135)	(7%)	(1,143)	1%
Other (expense) income, net	(1,050)	(0%)	1,321	0%	(2,371)	(179%)
Currency loss	(39)	(0%)	(786)	(0%)	747	NM

Loss before income taxes	(55,617)	(4%)	(17,947)	(1%)	(37,670)	210%

Income tax provision	3,105	0%	1,484	0%	1,621	109%

Net loss	$(58,722)	(4%)	$(19,431)	(1%)	$(39,291)	211%

NM:	Not Meaningful.

Net Sales

Our net sales for 2020 were $1,401.4 million, an increase of $69.7 million or 5%, compared to net sales of $1,331.7 million in 2019. North America segment product sales, which includes sales of our products manufactured in the United States to retailers, distributors, and wholesalers and in our Cafés, increased $110.7 million or 11% driven by sales increases in Flip, Less Sugar Greek, Core and Drinks, with contributions from Oat Milk, and Coffee Creamers, partially offset by a decrease in our children’s yogurt products. Additionally, North America segment cream sales were $111.7 million, a decrease of $39.3 million or 26% from 2019, primarily attributed to lack of demand in the food service industry related to the COVID-19 pandemic. International segment net sales contributed $128.9 million, a decrease of $1.7 million from 2019.

Gross Profit

Gross profit for 2020 was $310.2 million, a decrease of $17.5 million or 5%, from $327.7 million in 2019. The decrease in gross profit was primarily driven by the start up costs associated with new platforms and higher milk, labor and logistics costs, partially offset by supply chain productivity improvements.

Gross profit margin as a percentage of net sales for 2020 was 22%, or approximately 300 basis points lower, compared to 25% for 2019. The decrease in gross profit margin was primarily driven by the net sales mix of the introduction of new platforms within the portfolio and higher milk and labor and logistics costs, partially offset by supply chain productivity improvements.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

SG&A

SG&A expenses for 2020 were $266.1 million, an increase of $15.5 million or 6%, from $250.7 million in 2019. The increase in SG&A was primarily driven by the write off of certain fixed assets that we no longer deemed as providing economic value to us. Excluding the write off of certain fixed assets, the increase related to our investment in the retail execution team, partially offset by lower marketing costs due to reductions in marketing costs due to COVID-19 business restrictions and reduced consumer presence in stores. As a percentage of net sales, SG&A expenses were 19% for 2020 and 2019.

Adjusted EBITDA

Adjusted EBITDA for 2020 was $191.0 million, an increase of $13.8 million or 8%, from $177.2 million for 2019. The increase in Adjusted EBITDA was primarily driven by higher net sales, partially offset by lower gross profit mainly attributable to increased milk and logistics costs.

Restructuring Costs

Restructuring and other costs for 2020 were $2.3 million, an increase of $1.9 million from $0.4 million for 2019. Increase in Restructuring Costs were primarily driven by increased severance and benefit charges.

Interest Expense

Interest expense for 2020 was $96.3 million, an increase of $1.1 million or 1%, from $95.1 million for 2019.

Other (Expense) Income, Net

Other expense for 2020 was $1.1 million, a decrease of $2.4 million, from $1.3 million of other income in 2019.

Currency Loss

Currency loss for 2020 was $39 thousand compared to a loss of $0.8 million in 2019.

Income Tax Provision

Income tax provision for 2020 was $3.1 million, an increase of $1.7 million, from $1.5 million in 2019.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Operating Results: 2019 Compared to 2018

The table below presents our operating results for 2019 and 2018 and the related year-over-year changes:

	Year Ended December 28, 2019		Year Ended December 29, 2018
	$	% of net sales	$	% of net sales	Increase/(Decrease)
					$	%
	(in thousands except percentages)
Statements of Income Data:
Net Sales	$1,331,697	100%	$1,289,811	100%	$41,886	3%
Cost of sales	1,003,948	75%	956,452	74%	47,496	5%

Gross profit	327,749	25%	333,359	26%	(5,610)	(2%)
Selling, general and administrative expenses	250,650	19%	272,243	21%	(21,593)	(8%)
Restructuring costs	446	0%	1,707	0%	(1,261)	(74%)

Income from operations	76,653	6%	59,409	5%	17,244	29%
Other (expense) income:
Interest expense, net	(95,135)	(7%)	(93,201)	(7%)	(1,934)	2%
Other income (expense), net	1,321	0%	(9,076)	1%	10,397	NM
Gain on extinguishment of debt	—	—	17,721	1%	(17,721)	NM
Currency (loss) gain	(786)	(0%)	169	0%	(955)	NM

Loss before income taxes	(17,947)	(1%)	(24,978)	(2%)	7,031	(28%)
Income tax provision	1,484	0%	1,440	0%	44	3%

Net loss	$(19,431)	(1%)	$(26,418)	(2%)	$6,987	(26%)

NM:	Not Meaningful.

Net Sales

Our net sales for 2019 were $1,331.7 million, an increase of $41.9 million or 3%, compared to net sales of $1,289.8 million in 2018. North America segment product sales increased $38.1 million or 4% driven by increases in Core and Less Sugar Greek, partially offset by decreases in Flip. Additionally, North America segment cream sales were $151.0 million, an increase of $2.7 million or 2% from 2018. International segment net sales contributed $130.6 million, an increase of $1.6 million from 2018.

Gross Profit

Gross profit for 2019 was $327.7 million, a decrease of $5.6 million or 2%, from $333.4 million in 2018. The decrease was primarily attributable to higher milk costs, partially offset by net sales growth.

Gross profit margin as a percentage of net sales for 2019 was 25%, or approximately 100 basis points lower as compared to 26% for 2018. The decrease in gross profit margin was primarily driven by higher milk costs.

SG&A

SG&A expenses for 2019 were $250.7 million, a decrease of $21.6 million or 8%, from $272.2 million in 2018. The decrease in SG&A was primarily driven by a decrease in sales and marketing expense, which was partially offset by an increase in compensation expense. As a percentage of net sales, SG&A expenses were 19% for 2019 as compared to 21% for 2018.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Adjusted EBITDA

Adjusted EBITDA for 2019 was $177.2 million, an increase of $18.8 million or 12%, from $158.4 million for 2018. The increase in Adjusted EBITDA was primarily driven by the increase in net sales, and lower SG&A expenses, partially offset by higher milk costs that resulted in lower gross profit.

Restructuring Costs

Restructuring and other costs for 2019 were $0.4 million, a decrease of $1.3 million from $1.7 million for 2018.

Interest Expense

Interest expense for 2019 was $95.1 million, an increase of $1.9 million or 2%, from $93.2 million for 2018.

Other Income (Expense), Net

Other income for 2019 was $1.3 million, an increase of $10.4 million from $9.1 million of expense in 2018. This increase was driven by $9.5 million of financial advisory fees incurred and assigned to us in connection with HOOPP’s June 2018 minority investment in our company.

Gain on Extinguishment of Debt

We did not record gain on extinguishment of debt in 2019. In 2018, we recorded a gain on extinguishment of debt of $17.7 million due to extinguishment of the NMTC in September.

Currency (Loss) Gain

Currency loss for 2019 was $0.8 million compared to a currency gain of $0.2 million in 2018.

Income Tax Expense

Income tax expense for 2019 was $1.5 million, an increase of $0.1 million, from $1.4 million in 2018.

Segment Results: Comparison of 2020, 2019 and 2018

The table below represents our segment results for the fiscal years ended December 26, 2020, December 28, 20219 and December 29, 2019, including a reconciliation to our consolidated results:

	Year Ended
	December 26, 2020	December 28, 2019	December 29, 2018
Net Sales
North America	$1,272,466	$1,201,146	$1,160,872
International	128,905	130,551	128,939
Total net sales	$1,401,371	$1,331,697	$1,289,811

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

	Year Ended
	December 26, 2020	December 28, 2019	December 29, 2018
Segment Adjusted EBITDA:
North America Adjusted EBITDA	$178,156	$166,847	$144,955
Gain on extinguishment of debt	—	—	17,721
Asset impairment and gain/loss on disposals	(13,562)	(751)	(3,554)
Non-recurring and other charges	(2,963)	1,852	—
Restructuring costs	(2,330)	(446)	(1,707)
Stock based compensation expense	(4,429)	(3,975)	(1,483)
Costs related to new platforms	(16,284)	(54)	—
International Adjusted EBITDA	12,857	10,323	13,456
Asset impairment and gain/loss on disposals	(1,410)	(93)	1
Non-recurring and other charges	(388)	—	—
EBITDA	149,647	173,703	169,389
Depreciation and amortization	(108,986)	(96,515)	(101,166)
Income tax provision	(3,105)	(1,484)	(1,440)
Interest expense, net	(96,278)	(95,135)	(93,201)

Net Loss	$(58,722)	$(19,431)	$(26,418)

Segment Results: 2020 compared to 2019

The table below presents our segment results for 2020 and 2019 and the related year-over-year changes:

	Year Ended
	December 26, 2020		December 28, 2019
	$	% of net sales	$	% of net sales	Increase/(Decrease)
					$	%
Net Sales
North America	$1,272,466	91%	$1,201,146	90%	71,320	6%
International	128,905	9%	130,551	10%	(1,646)	(1%)

Total net sales	1,401,371		1,331,697		69,674	5%

North America

Net sales of our North America segment for 2020 were $1,272.5 million, an increase of $71.4 million or 6% compared to $1,201.1 million in 2019. The increase was primarily driven by increases in Flip, Less Sugar Greek, Core and Drinks, with contributions from Oat Milk, and Coffee Creamers, partially offset by a decrease in our children’s yogurt products. Additionally, cream sales were $111.7 million, a decrease of $39.3 million or 26% from 2019, primarily attributable to lack of demand in the food service industry related to the COVID-19 pandemic.

Our North America segment Adjusted EBITDA for 2020 was $178.2 million, an increase of $11.3 million or 7% compared to $166.8 million in 2019. The increase was primarily driven by higher net sales, lower gross profit mainly attributable to increased milk and logistics costs.

International

Net sales of our International segment for 2020 were $128.9 million, a decrease of $1.7 million or 1% compared to $130.6 million in 2019, which was relatively flat compared to the same period in the in the prior year.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Our International segment Adjusted EBITDA for 2020 was $12.9 million, an increase of $2.5 million or 25% compared to $10.4 million in 2019. The increase was primarily driven by increased gross margin and a higher operating income.

Segment Results: 2019 compared to 2018

The table below presents our operating results for 2019 and 2018 and the related year-over-year changes:

	Year Ended
	December 28, 2019		December 29, 2018
	$	% of net sales	$	% of net sales	Increase/(Decrease)
					$	%
Net Sales
North America	$1,201,146	90%	$1,160,872	90%	40,274	3%
International	130,551	10%	128,939	10%	1,612	1%

Total net sales	1,331,697		1,289,811		41,886	3%

North America

Net sales of our North America segment for 2019 were $1,201.1 million, an increase of $40.2 million or 3% compared to $1,160.9 million in 2018. The increase was primarily attributable to increases in Core and Less Sugar Greek, partially offset by decreases in Flip. Additionally, cream sales were $151.0 million, an increase of $2.7 million, or 2% from 2018.

Our North America segment Adjusted EBITDA for 2019 was $166.8 million, an increase of $21.9 million or 15% compared to $145.0 million in 2018. The increase was primarily attributable to higher net sales and lower SG&A expense partially offset by lower gross profit.

International

Net sales of our International segment for 2019 were $130.6 million, an increase of $1.7 million or 1% compared to $128.9 million in 2018. The increase was primarily attributable to increased sales on our Gippsland Dairy products as well as the Gippsland Dairy Mix In products.

Our International segment Adjusted EBITDA for 2019 was $10.3 million, a decrease of $3.1 million or 23% compared to $13.5 million in 2018. The decrease was primarily driven by changes in the product mix within net sales.

Liquidity and Capital Resources

Our primary sources of liquidity are operating cash flows, our Trade Finance Facility, and our Revolving Credit Facility. We use this liquidity to support working capital requirements, invest in infrastructure, and service debt obligations. As of March 27, 2021, we had $45.2 million of availability under the Trade Finance Facility and had $3.9 million of letters of credit issued and $146.1 million available for borrowing under our $150.0 million Revolving Credit Facility. As of December 26, 2020 and December 28, 2019, we had $41.2 million and $46.5 million of availability under the Trade Finance Facility, respectively, there was $5.4 million and $5.8 million of standby letters of credit outstanding resulting in $144.6 million and $144.2 million available for borrowing under the Revolving Credit Facility. As of December 29, 2018, we had $38.6 million of availability under the Trade Finance Facility, $5.6 million of standby letters of credit outstanding resulting in and $144.4 million available for borrowing under the Revolving Credit Facility.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

The following table summarizes our cash flows for the periods indicated:

	Year Ended			Three Months Ended
	December 26, 2020	December 28, 2019	December 29, 2018	March 27, 2021	March 28, 2020
Net cash provided by operating activities	$105,630	$79,136	$52,564	$22,208	$14,605
Net cash used in investing activities	(73,447)	(82,927)	(65,696)	(20,265)	(30,120)
Net cash (used in) provided by financing activities	9,748	6,653	(38,935)	(25,509)	45,404
Effect of exchange rate changes on cash and cash equivalents	1,028	(590)	(828)	343	212

In connection with this offering, Chobani Inc. will enter into the Tax Receivable Agreement with the TRA Parties. The Tax Receivable Agreement will provide for payment by Chobani Inc. to the TRA Parties of 85% of the amount of the net cash tax savings, if any, that Chobani Inc. realizes (or, under certain circumstances, is deemed to realize) as a result of (i) increases in tax basis (and utilization of certain other tax benefits) resulting from Chobani Inc.’s acquisition of Class B Units and certain Class M Units in connection with this offering and in future exchanges, (ii) certain favorable tax attributes (such as net operating losses attributable to pre-merger tax periods) Chobani Inc. will acquire in the Blocker Merger and (iii) any payments Chobani Inc. makes to the TRA Parties under the Tax Receivable Agreement (including tax benefits related to imputed interest).

The payments that we will be required to make under the Tax Receivable Agreement are expected to be substantial. If all of the continuing members of Chobani Global Holdings were to exchange their Chobani Global Holdings units, we would recognize a deferred tax asset of approximately $                million and a liability of approximately $                 million, assuming (i) that the continuing members redeemed or exchanged all of their Chobani Global Holdings units immediately after the completion of this offering at the initial public offering price of $                per share of Class A common stock, (ii) no material changes in relevant tax law, (iii) a constant combined effective income tax rate of 25.0% and (iv) that we have sufficient taxable income in each year to realize on a current basis the increased depreciation, amortization and other tax benefits that are the subject of each Tax Receivable Agreement. The actual future payments to the TRA Parties will vary based on the factors discussed above, and estimating the amount of payments that may be made under each Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors and future events.

Operating Activities

Net cash provided by operating activities for the three months ended March 27, 2021 was $22.2 million, compared to $14.6 million for the three months ended March 28, 2020. The increase was attributable to a decreased net loss and changes in working capital. The net change in working capital during the three months ended March 27, 2021 was driven by increases in accounts payable, partially offset by increases in accounts receivable.

Net cash provided by operating activities increased $26.5 million in 2020, compared to $105.6 million in 2019. The increase was mainly attributable to a favorable change in working capital. The net change in working capital was driven by decreases in accounts receivable, and other assets and an increase in accrued liabilities.

Net cash provided by operating activities increased $26.6 million in 2019, compared to $79.1 million in 2018. The increase was mainly attributable to a favorable change in working capital and an increase in net sales. The net change in working capital was primarily driven by higher accounts payable, and accrued liabilities and lower other assets, partially offset by an increase in inventory.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Investing Activities

Net cash used in investing activities for the three months ended March 27, 2021 was $20.3 million compared to $30.1 million for the three months ended March 28, 2020, primarily due to lower capital expenditures. Our investments in capital expenditures are focused on projects that support our growth strategy and enhance and expand our manufacturing capabilities.

Net cash used in investing activities decreased $9.5 million in 2020 compared to $65.7 million in 2019, primarily due to lower capital expenditures. Our investments in capital expenditures are focused on projects that expand our manufacturing capabilities and support our entry into new product categories.

Net cash used in investing activities increased $17.2 million in 2019 compared to $82.9 million in 2018, primarily due to higher capital expenditures. Our investments in capital expenditures are focused on projects that enhance our infrastructure, expand our manufacturing capabilities and support our entry into new product categories.

Financing Activities

Net cash used in financing activities for the three months ended March 27, 2021 was $25.5 million, compared to $45.4 million of net cash provided in the three months ended March 28, 2020. Cash used in financing activities increased in the three months ended March 27, 2021 due to increased repayments of the Equipment Finance Facility, and repayment of a line of credit. Additionally, we borrowed $20.0 million on both the Revolving Credit Facility and Trade Finance Facility in the first quarter of 2020 and did not borrow on these lines in the first quarter of 2021.

Net cash provided by financing activities was $9.7 million in 2020, an increase of $3.1 million compared to 2019. The increase in cash was driven by proceeds from the Senior Secured Notes and the Credit Facilities partially offset by repayments of the First Lien Term Loan B and a capital distribution. We did not have any corresponding similar transactions in 2019.

Net cash provided by financing activities was $6.7 million in 2019, compared to net cash used in financing activities of $38.9 million in 2018, a change of $45.6 million. The change in cash was driven by proceeds from the Equipment Finance Facility (as defined below), partially offset by repayments of debt.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Existing Indebtedness

	As of December 26, 2020	As of December 28, 2019	As of March 27, 2021
Trade Finance Facility	$—	$—	$—
Current portion of Term Loan Facility	4,000	8,192	4,000
Current portion of Australia Line of Credit	7,969	—	—
Current portion of Equipment Finance Facility	19,812	7,252	6,768

Current portion of long-term debt	$31,781	$15,444	$10,768

Term Loan Facility, net of current portion	$396,000	$789,148	$395,000
Senior Unsecured Notes	530,000	530,000	530,000
Senior Secured Notes	425,000	—	425,000
Equipment Finance Facility, net of current portion	33,153	38,867	29,815
Australian Line of Credit	—	7,313	—
Revolving Credit Facility	—	—	—

Long-term debt—principal balance outstanding	$1,384,153	$1,365,328	$1,379,815
Less unamortized original issue discount, premium and debt issuance costs	(22,540)	(15,480)	(21,631)
Long-term debt	$1,361,613	$1,349,848	$1,358,184

Current portion of finance leases	40	57	131
Long-term portion of finance leases	15	55	517
Total finance leases	55	112	648
Total funded debt	$1,415,989	$1,380,884	$1,391,231

First Lien Credit Agreement

On October 23, 2020, we entered into Amendment No. 3 to our First Lien Credit Agreement, dated as of October 7, 2016, by and among Chobani Global Holdings, Chobani, LLC, Bank of America, N.A. as administrative agent, and the other lenders and parties thereto (the “First Lien Credit Agreement”), whereby we (i) entered into term loans in an aggregate principal amount of $400.0 million with a maturity date of October 2027 (the “Term Loan Facility”), (ii) entered into a revolving commitment in an aggregate principal amount of $150.0 million with a maturity date of April 2024 (the “Revolving Credit Facility” and together with the Term Loan Facility, the “Credit Facilities”) and (iii) repaid in full the $789.1 million outstanding under a $650.0 million term loan B facility and $150.0 million revolving credit facility, each previously established under the First Lien Credit Agreement, using the proceeds of the Senior Secured Notes and the Term Loan. The resulting transaction was treated as a debt modification.

The outstanding balance on the Term Loan Facility was $400.0 million as of December 26, 2020, and $797.3 million as of December 28, 2019. There was no outstanding balance on the Revolving Credit Facility as of December 26, 2020 and December 28, 2019. As of December 26, 2020 and December 28, 2019, we had standby letters of credit outstanding totaling $5.4 million and $5.8 million, respectively, and $144.6 million and $144.2 million availability under the Revolving Credit Facility, respectively.

Under the First Lien Credit Agreement, the Term Loan Facility is payable, commencing with the last business day of December, 2020, an aggregate principal amount equal to $1,000,000 (which payments shall be reduced as a result of the application of prepayments in accordance with the order of priority as set forth in the First Lien Credit Agreement) on the last business day of each of our fiscal quarters (subject to certain terms and exceptions in the First Lien Credit Agreement).

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Commencing with the delivery of financial statements for the fiscal year ended December 30, 2017, we are required to prepay or cause to be prepaid (subject to certain terms and exceptions) an amount equal to 50% of the preceding fiscal year’s Excess Cash Flow (as defined in the First Lien Credit Agreement). The required prepayment is reduced to (x) 25% of the preceding year’s Excess Cash Flow if our maximum consolidated first lien net leverage ratio is less than or equal to 3.25 to 1.00 and greater than 2.75 to 1.00 and (y) 0% of the preceding year’s Excess Cash Flow if our maximum consolidated first lien net leverage ratio is less than or equal to 2.75 to 1.00. In 2018, we made a prepayment of $5.5 million under our First Lien Credit Agreement.

With respect to the Revolving Credit Facility, the First Lien Credit Agreement requires us to maintain as of the last day of each quarter (commencing with our fiscal quarter ending April 1, 2017), a maximum consolidated maximum consolidated first lien net leverage ratio, in each case for the four fiscal quarters then ended, of 5.50 to 1.00, but if and only if, as of the last day of such fiscal quarter, outstanding revolving loans and outstanding letters of credit under the Revolving Credit Facility (excluding up to $15.0 million of undrawn letters of credit and all cash-collateralized or backstopped letters of credit) are outstanding in an aggregate amount greater than 35% of the total commitments under the Revolving Credit Facility at such time. The financial maintenance covenant is subject to certain equity cure rights and may be amended or waived with the consent of the lenders holding a majority of the commitments under the Revolving Credit Facility.

As set forth in the First Lien Credit Agreement, the maximum consolidated first lien net leverage ratio is calculated using the ratio of (a) consolidated first lien secured debt minus certain cash and cash equivalents to (b) and Consolidated EBITDA (as defined in the First Lien Credit Agreement).

The maximum consolidated first lien net leverage ratio is used in determining, among other items, the commitment fee rate in respect of unutilized commitments under the Revolving Credit Facility. We are required to pay a commitment fee of 0.50% per annum, which is subject to a step-down to 0.375% for so long as the maximum consolidated first lien net leverage ratio does not exceed 3.00:1.00. The First Lien Credit Agreement contains certain customary affirmative covenants, negative covenants, and events of default, including upon a change of control, and the maximum consolidated first lien net leverage ratio affects covenants governing debt incurrence, dividends and investments, among others.

Adjusted EBITDA as discussed above under “—Adjusted EBITDA” differs from Credit Agreement EBITDA due to certain addbacks and adjustments, including addbacks to Credit Agreement EBITDA for (i) costs incurred in connection with executive severance, relocations and sign-on bonuses, (ii) costs associated with legal settlements and non-routine litigation matters, (iii) property taxes, (iv) pro forma savings, (v) capitalized variance depreciation, (vi) costs associated with packaging redesigns, including write-offs related to obsolete inventory, and (vii) non-cash rent, consulting charges, ERP implementation charges, transaction costs, foreign currency translation adjustments related to transfer of intellectual property between foreign subsidiaries. The amount of such addbacks and adjustments included in Credit Agreement EBITDA but not included in Adjusted EBITDA for the quarter ended March 27, 2021 is $7.0 million. We reported Credit Agreement EBITDA of $216.5 million in our First Lien Credit Agreement Compliance Certificate for the 12 months ended March 27, 2021.

Senior Unsecured Notes

On April 13, 2017, Chobani, LLC and Chobani Finance Corporation, Inc. (the “Co-Issuers”) issued $530.0 million of its 7.50% Senior Unsecured Notes due April 2025 (the “Senior Unsecured Notes”) to refinance certain other indebtedness. We and certain of our direct and indirect domestic subsidiaries guaranteed the Senior Unsecured Notes.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Senior Secured Notes

On October 23, 2020, the Co-Issuers issued $425.0 million of 4.625% Senior Secured Notes due November 2028 (the “Senior Secured Notes”). We and certain of our direct and indirect domestic subsidiaries guaranteed the Senior Unsecured Notes.

Trade Finance Facility

On December 21, 2018, we entered into a one-year loan agreement with annual renewals to borrow up to $50.0 million based on the value of certain trade accounts receivable (the “Trade Finance Facility”). On December 21, 2020, we renewed the agreement for an additional year. We had $41.2 million and $46.5 million of availability under the Trade Finance Facility as of December 26, 2020 and December 28, 2019, respectively.

Equipment Finance Facility

We enter into financing arrangements in the ordinary course of its business. These arrangements are collectively referred to herein as the “Equipment Finance Facility.” These arrangements are to fund capital expenditures for growth of the business. We have ten finalized financing arrangements totaling $53.0 million as of December 26, 2020 and $31.4 million as of December 28, 2019, with effective interest rates ranging from 9.1% to 15.8%. These financing arrangements expire between 2021 to 2025.

Australian Line of Credit

On October 10, 2020, our Australian subsidiary entered into a new line of credit pursuant to which it may borrow up to $10.0 million USD in aggregate principal amount. The line of credit expires in August 2023. We utilized the borrowings on this line of credit to pay off the outstanding line of credit that expired in January 2021. The line of credit had an outstanding balance of $8.0 million as of December 26, 2020 and $7.3 million as of December 28, 2019.

New Market Tax Credit

The NMTC Program was established by Congress in 2000 to spur new or increased investments into operating businesses and real estate projects located in low-income communities. In August 2011, we financed the expansion of our New Berlin, New York location through the NMTC program. We extinguished the NMTC in 2018 and recognized a $17.7 million gain in other income. We made principal payments of $0.4 million and paid nominal exit fees of $0.2 million in extinguishing the NMTC.

Capital Expenditures

Our capital expenditures for the three months ended March 27, 2021 were approximately $20.3 million. Our capital expenditures were generally related to capital expansion for the Oat, Creamers and Coffee platforms as well as an investment in water infrastructure to support production growth at the Twin Falls, Idaho facility. We expect to incur approximately $120.0 million to $130.0 million in capital expenditures in 2021 due to costs relating to capacity expansion at our Twin Falls, Idaho plant and product development.

Our capital expenditures for 2020 were approximately $73.5 million. Our capital expenditures were generally related to projects that enhance our infrastructure and expand our manufacturing capabilities, with the remainder of our capital expenditures focused on maintenance of current assets. Our management continuously evaluates manufacturing facility requirements based upon market demand and production needs.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Contractual Obligations

Our contractual obligations at December 26, 2020 were as follows:

	Payments Due by Period
	Total	2021	2022 to 2023	2024 to 2025	After 2025
	(in thousands)
Debt(1)	$1,415,934	$31,781	$22,358	$557,795	$804,000
Interest Expense(2)	473,770	84,715	162,495	136,199	90,361
Purchase obligations(3)	229,271	229,271	—	—	—
Operating lease obligations	69,462	12,901	21,417	18,152	16,992
Operating leases not yet commenced	42,122	—	5,616	5,616	30,890
Finance lease obligations	59	20	39	—	—

Total	$2,230,618	$358,688	$211,925	$717,762	$942,243

(1)	Includes principal payments on the First Lien Credit Agreement, the Senior Unsecured Notes, the Senior Secured Notes, Equipment Finance Facility and Australian Line of Credit.
(2)

Includes interest payments on the First Lien Credit Agreement, the Senior Unsecured Notes, the Senior Secured Notes, the Australian Line of Credit, Trade Finance Facility, Equipment Finance Facility and certain fees.

(3)

Includes commitments for raw materials to be utilized in our production processes, property, plant and equipment and committed marketing spend. For purposes of this table, arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure, and approximate timing of the transaction.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that either have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks in the ordinary course of our business. These risks primarily include market sensitivities as follows:

Interest Rate Risk

Our primary interest rate exposure results from our credit facilities, which bear interest at variable rates. We manage our interest rate risk through normal operating and financing activities and, when deemed appropriate, through the use of derivative instruments. From time to time we enter into floating-to-fixed interest rate swaps to manage such exposures. These swaps are designated as cash flow hedges.

Commodity Price Risk

Our products are made using raw materials affected by commodity prices and are, therefore, subject to price volatility caused by weather, market conditions and other factors, which are not

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considered predictable or within our control. Certain purchasing contracts or pricing arrangements contain risk management techniques designed to mitigate price volatility. Certain raw material purchasing contracts include minimum volume commitments that require us to make payments if we fail to satisfy the minimum. Typically, we use these types of purchasing techniques to control costs as an alternative to directly managing financial instruments to hedge commodity prices. We do not currently use derivative instruments for trading or speculative purposes and have not elected to use hedge accounting in any periods presented.

Our primary raw material commodity is milk. The price of raw milk is a combination of the local market price plus a contracted rate covering supplier costs and producer premiums. The market price for raw milk varies according to the region where it is sourced and end use of the milk. Raw milk processed into fluid milk is priced at the Class I price and raw milk processed into products such as yogurt, cottage cheese, creams and creamers, ice cream and sour cream is priced at the Class II price. Generally, we pay the federal minimum prices for raw milk, plus certain producer premiums and location differentials. We also incur other raw milk procurement costs in some locations. Although our raw milk costs are generally correlated with federal minimum pricing, a change in the federal minimum price does not necessarily mean an identical change in our total raw milk costs as producer premiums may increase or decrease. This relationship is different in every region of the United States and can sometimes differ within a region based on supplier arrangements. Although we can take steps to mitigate the effects of changes in our milk commodity input costs, fluctuations in prices remain out of our control. Increases in commodity prices, without adjustments to our product prices, would negatively affect our earnings. Based on 2020 raw milk costs, 2020 production and 2020 production mix between our manufacturing plants, a 5% change in either Class II or Class III milk prices would have had a gross profit impact of approximately $7.7 million. The foregoing is provided for illustrative purposes only, and the actual gross profit impact of a change in Class II or Class III milk prices would depend on many other variables, including raw milk costs, production efficiencies, production mix between our manufacturing plants and cream revenues. See “Risk Factors—Risks Related to Our Business and Industry.”

Inflation

The primary inflationary factors affecting our operations are commodity prices, labor costs and distribution and logistics costs. Increases in the minimum wage directly affect our labor costs. We also pay for maintenance, repairs, insurance, and utilities at our facilities, all of which are generally subject to inflationary increases. We continuously assess and implement operational cost reduction programs aimed at mitigating inflationary pressure. We do not believe that inflation had a material impact on our results of operations in 2020, 2019 or 2018, other than as attributable to higher milk costs. To the extent our costs are subject to significant inflationary pressures, we may not be able to fully offset these higher costs through price increases or other measures and our results of operations may be adversely affected.

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes are prepared in accordance with U.S. GAAP. Preparing consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by the application of our accounting policies. Our significant accounting policies are described in Note 1 to our consolidated financial statements. Critical accounting estimates are those that require application of management’s most difficult, subjective or complex judgments, often as a result of matters that are inherently uncertain and may change in subsequent periods. While we apply our judgment based on assumptions believed to be reasonable under the circumstances, actual results could vary from these assumptions. It is possible that

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materially different amounts would be reported using different assumptions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

Revenue Recognition

Our revenues primarily consist of the sale of food and beverage products, and therefore, exhibit similar economic characteristics, as they are based on similar ingredients and are marketed and sold through the same channels to similar customers. Revenues are recognized when our performance obligation has been satisfied and control of the product passes to our customers, which typically occurs when products are delivered or accepted by customers in accordance with the terms of the underlying agreements. Shipping and handling costs incurred to deliver the product are recorded within cost of sales. Amounts billed and due from our customers are classified as accounts receivable, net in the Consolidated Balance Sheets and require payment on a short-term basis, typically 60 days or less.

Revenues are recognized net of provisions for returns, discounts and certain trade promotion expenses which are recognized as a reduction of revenue. The estimated reduction of revenue from promotional programs involves the use of judgement related to performance and redemption estimates. Estimates are made based on historical experience and other factors, including expected volume. Historically, the difference between actual experience compared to estimated redemptions and performance has not been significant to the consolidated financial statements. Differences between estimates and actual costs are recognized as a change in estimate in the period that the differences are identified.

Trade Allowance

We promote our products with trade promotions and consumer incentives. These programs include discounts, rebates, coupons, in-store display incentives and amounts credited to our customers for shelf space in retail stores. We recognize the costs of trade promotion and consumer incentive activities as a reduction to revenue along with a corresponding reduction to accounts receivable based on estimates at the time of revenue recognition. We use the expected value approach to determine this variable consideration. These estimates are based on our analysis of the programs offered, expectations regarding customer and consumer participation, sales and payment trends and our experience with deduction patterns associated with similar programs offered in the past. We review and update our estimates and related accruals of variable consideration each period based on actual experience. Additionally, we estimate coupon redemption from consumers utilizing third-party data and other assumptions. Differences between estimated and actual incentive costs are historically not material and are recognized in earnings in the period such differences are determined.

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BUSINESS

Our Company

Who We Are

Chobani is driven by a simple yet powerful mission: making high quality, nutritious food accessible to more people while elevating our communities and making the world a healthier place. In short, to provide good food for all.

We deliberately created a values-driven, people-first, food-and-wellness-focused strategy that has guided us since Hamdi Ulukaya founded the Company in 2005. Hamdi’s founder mentality is rooted in disruption, innovation, consumer-centricity and inclusion, fueling our success over the past 14 years. This mindset and culture have enabled Chobani to reinvent multiple food categories, redefine consumer expectations for the food they consume and change the model for how companies operate responsibly. We aspire to be the most innovative and impactful food company in the world.

At Chobani, we are an anti-traditional consumer packaged goods company. We challenge the old, staid and conventional status quo represented by our legacy competitors by creating food that is delicious, natural, nutritious and accessible (DNNA). Throughout our history, we have paired our innovative mindset with deliberate investments in people, plants and our sales and distribution platform (our 3Ps) that, coupled with unparalleled in-house execution capabilities, allow us to innovate rapidly and build scale across categories seamlessly. As a result, we believe we can move from concept to shelf more quickly than our competition and, importantly, with better quality, more natural and nutritious food options.

This disruptive, nimble, owned-asset approach fuels our success, ensuring exceptional product quality, deep relationships with retail partners, enduring trust with consumers and category leadership. Our mission and strategy have and will remain the same as we enter our next chapter of growth, driving a culture that builds on our past successes and creates opportunity to generate sustainable growth for the future by replicating our playbook across categories and geographies. Importantly, our growth creates a virtuous cycle. Chobani’s success increases our ability to impact our communities and to contribute to the health and wellbeing of millions of people, which then powers our unique brand and connects us more deeply with our consumers.

We believe good food has great power to improve bodies, families, communities, economies and the environment. At Chobani, we work with thousands of talented colleagues from diverse backgrounds, support our local farmers, and enthusiastically contribute to the fabric of the places in which we live and work. We prioritize giving back to our communities and beyond: working to eradicate child hunger, supporting immigrants, refugees and members of underrepresented groups, honoring veterans and protecting the planet. As we pursue our mission, we seek to simultaneously reinforce the power of the Chobani brand and drive sustainable growth and value for our employees, customers and stakeholders.

Our Business

Hamdi Ulukaya founded Chobani in 2005 when he purchased a shuttered manufacturing plant in New Berlin, New York with a dream of bringing healthy, high-quality food to more people. From the purchase of our first plant in 2005 with a handful of employees, we invented an entirely new food category in the United States—Greek yogurt—that completely disrupted an old one.

We were early to identify a once-in-a-generation mega-trend towards healthier eating preferences and leveraged our innovation and brand-building capabilities to create a portfolio of high-quality yogurt

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products that rapidly gained market share. We distributed these products into mass market channels—not just specialty stores—where nutritious packaged food typically had not been available and positioned our offerings with pricing that was attractive and accessible to all consumers. This strategy allowed Chobani to reach approximately $1.1 billion in net sales in 2013, while building the key relationships, brand awareness, trust, and scale that we benefit from today.

We made the strategic decision to focus on a single brand across our entire company and instill it with great meaning—we define this as our “branded house”, in contrast to the legacy, more widely utilized house of brands strategy. Our single-brand approach enables us to efficiently deploy investment and scale to support the Chobani brand and to repeatedly disrupt and re-invent large, established categories and expand into other aisles, product formats, channels, categories, and geographies. We believe the “branded house” we have built means consumers are more inclined to try new products with the Chobani brand.

Today we believe that the Chobani brand is synonymous with high-quality, delicious, healthy food and making a social and environmental impact, both of which resonate very strongly in the current marketplace. This creates authentic, mutual connections with consumers who are increasingly seeking an emotional, values-based relationship with the brands they choose—a core insight of our business since day one. As we advance our mission and our social impact grows, so too will the value of our brand in the eyes of our customers and consumers.

Our success is built on having the people, capabilities, and capacity within our company to deliver strong growth through innovation. We are makers at heart and have built a platform of production and execution capabilities that fuel our innovation engine. We view the following owned assets to be crucial and differentiated elements of our platform that serve as a competitive advantage for innovation, execution, operational flexibility, speed to market, and agility:

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In-house production capabilities across our three plants with 1,900 dedicated people. We have a manufacturing facility in New Berlin, New York, a state-of-the-art multi-platform factory in Twin Falls, Idaho, and an additional facility in Melbourne, Australia.

•	Chobani Labs facility in New Jersey with a dedicated group of microbiologists, molecular biologists and biochemists to help realize the future of food and unlock groundbreaking innovation.

•	Internal R&D and Innovation teams in our Chobani Innovation and Community Center, attached to our Twin Falls, Idaho manufacturing facility, where we ideate and commercialize our new products.

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Demand and Commercial Team consisting of our dedicated, direct sales force of approximately 180 people, a retail execution team of more than 100 people that forges deep relationships with key retail partners, a category management and insights team of more than 25 people and a consumer loyalty team.

•	In-house, award-winning creative agency and packaging design team of more than 30 people that enables us to build and position our brand ethos consistently across our creative endeavors.

Innovation is foundational to our company. We are in a unique position to innovate and bring new products to market due to our ability to scale manufacturing and utilize our robust in-house platform. This is perhaps best evidenced through the introduction and early success of our more recent new category launches, including our Chobani Oat, Chobani Coffee Creamers, ready-to-drink Chobani Coffee and Chobani Probiotic lines of products. Our trusted brand and expertise in the food value chain has enabled us to drive awareness and helps us convert Chobani loyalists into these new high-growth

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categories. For example, since entering the oat milk market in December 2019, Chobani Oat has grown to a market share of                as of                 , much quicker than we had disrupted the yogurt category.

We currently sell our products in single-serve, multi-serve, and/or multi-pack formats through over 90,000 retail locations in the United States. In addition to our key customers, which include Wal-Mart, Whole Foods, Amazon, Target, Kroger, Publix, Costco and Safeway/Albertsons, we also sell our products to various other national and regional retailers, including convenience and drug stores, as well as a significant number of food service customers. Our diverse retail presence and innovative capabilities allow us to elevate the quality and accessibility of our products and ensure they are widely available for our consumers.

Chobani also has an international presence through the operation of a manufacturing facility in Melbourne, Australia and participates in certain international export markets, such as Mexico and Canada.

For the year ended December 26, 2020, we generated net sales, net loss and Adjusted EBITDA of approximately $1.4 billion, $58.7 million and $191.0 million, respectively, achieving year-over-year net sales and Adjusted EBITDA growth of 5.2% and 7.8%, respectively—even after significant brand investment in new platforms. We experienced a year-over-year increase in net loss of 200% for the year ended December 26, 2020. For the three months ended March 27, 2021, we generated net sales, net loss and Adjusted EBITDA of approximately $385.0 million, $14.5 million and $42.5 million, respectively, achieving year-over-year net sales growth of 5.3%. For the three months ended March 27, 2021, year-over-year, Adjusted EBITDA remained flat and we experienced a reduction in net loss of 22.1%. See the reconciliation of non-GAAP financial measures included in footnote (1) to the summary financial information table included in “Summary Historical Consolidated Financial Information.”

FY 2010—FY 2020 Net Sales ($ Millions)

Our Market Opportunity

Chobani operates in the large and growing Packaged Food & Beverage industry in North America, Australia and certain export markets. In 2007, Chobani disrupted the United States total yogurt market by pioneering the Greek yogurt category and we have maintained our leading position as the #1 Greek yogurt brand. This success has underpinned our ability to continue innovating into new and emerging categories, unlocking a massive Packaged Food & Beverage Total Addressable Market (TAM) of approximately $599 billion in North America and Australia.

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Since our founding, Chobani has focused on providing delicious, nutritious and natural food that is accessible to all, and continues to benefit from evolving consumer trends towards healthier food and beverage options. According to the International Food Insight Counsel, 62% of consumers rate the healthiness of food as a very important factor in their purchasing decisions and 75% of consumers have increased the healthiness of their diets over the last ten years. Similarly, according to a Food Business News report, 25% of consumers are actively trying to manage their health through food. Chobani is well-positioned to capitalize on these health and wellness secular mega trends given our commitment to offering products that are high in protein, low in sugar, with billions of probiotics, and made from natural ingredients.

We see significant growth potential for our yogurt products and have unlocked meaningful new whitespace in adjacent categories through our highly successfully recent launches of our oat milk, coffee creamer, ready-to-drink coffee and plant-based probiotic beverage product lines. We believe that our strong brand recognition, powerful innovation engine, scale and unique platform of owned-production and in-house execution capabilities will enable us to continue to enter into new categories that will create new and incremental opportunities in the future.

We currently operate in the following product categories:

Yogurt

Yogurt, and in particular Greek yogurt, has benefited from the growing demand for natural, healthier, higher protein, and lower sugar food products. As part of the broader health and wellness trends, the introduction of Greek yogurt has changed American tastes and preferences in yogurt and significantly disrupted the market. Since 2009, the overall United States spoonable yogurt market has grown from $4.5 billion at a CAGR of     % to $                  in retail sales for the 52-week period ended                 , 2021. The Greek yogurt segment has led this growth, growing from 4.4% to     % market share over that same time period, with $                  in retail sales, which represents a     % CAGR. Before Greek yogurt became a broadly available category, the total United States yogurt market had virtually no Greek yogurt product and was dominated by two large, established players, both of which offered only conventional, higher sugar, lower protein yogurt products. In 2007, Chobani entered the United States yogurt market as a disruptor, focusing entirely on Greek yogurt products. Only six years after the first cups of Chobani hit the shelves in New York in 2007, Chobani generated approximately $1.1 billion in net sales and drove approximately 45% of total spoonable category growth in the same period.

Since June 2020, Chobani has been the #1 brand in the total Yogurt category with     % market share. Chobani is also the market leader within Greek Yogurt, and currently holds     % market share. Over the last three years, Chobani’s market share has increased     %, the highest increase amongst the top three players in the market, who collectively hold approximately     % share based on retail dollar sales. In the 52 weeks ended                 , 2021, the total yogurt category grew     % , while Chobani significantly outpaced the market, growing     % and captured     % in market share.

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Total U.S. Yogurt Market Share xAOC (%)

Chobani entered the Australian market in 2011 following the acquisition of the Gippsland Dairy brand and its factory, and quickly grew to become the #1 brand in the market. The Chobani brand currently represents     % of the aggregate $                billion yogurt market in Australia. The global yogurt market represents $                billion and represents a tremendous opportunity for future growth for us outside of the United States and Australia.

Plant-Based Milk

Plant-based milk in the United States is a large and high growth category generating $2.4 billion in revenue and growing at     % during the 52 weeks ended                 , 2021. Plant-based milk includes a variety of milk alternatives, including oat, almond, coconut, and soy milk. Today, plant-based milk represents     % of the broader $15.7 billion milk market, which is up from only     % four years ago. The category has experienced significant momentum and benefited from changing consumer preferences towards healthier food and lactose-free beverage options. New and emerging categories within plant-based milk are expected to offer significant future growth and expansion opportunities.

The United States oat milk market, specifically, has experienced explosive growth in recent years and is the fastest growing segment within plant-based milk. As of                 , 2021 , it was a $                 category, growing     % year-over-year. Oat milk is gaining significant share within the overall plant-based milk category, rising from     % to     % during the 52 weeks ended                 , 2021. Oat milk is also taking share from other popular plant-based milk alternatives, like almond milk, whose market share decreased from     % to     % over the same time period.

Compared to other plant-based milks, oat milk is attractive based on its nutritional accessibility (given the product contains no nuts or soy) and its environmental profile and role in regenerative agriculture. Perhaps most importantly, relative to dairy alternatives, oat milk does not compromise taste or texture (it tastes great drinking straight from a glass) and its versatility makes it ideal for many uses, including adding to coffee, tea, smoothies, cereal, and more.

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Total U.S. Oat Milk Market Size xAOC ($ Millions)

The oat milk market is heavily concentrated, with four brands accounting for     % of the category. Since entering the market in December 2019, Chobani Oat has been well received by both retailers and consumers, capturing     % of U.S. market share. From March 28, 2020 to                , 2021, Chobani Oat retail sales have grown     %, ahead of the category and several incumbents.

Coffee Creamers

The landscape within the United States coffee creamer category exhibits similar dynamics to the yogurt market 15 years ago. The market is highly concentrated with the top four legacy players controlling approximately     % of the category. Coffee creamers are often perceived as “fresh dairy” when in reality, many of the products are actually oil-based with no cream, and are made with artificial ingredients. The category is approximately $                  in retail sales and as of                  , 2021, has grown at a     % CAGR since 2017. The dairy-based coffee creamer segment now represents     % of the total coffee creamer category and is the fastest growing segment. Chobani has secured the #                  position with     % market share in the dairy coffee creamer category since its launch in December 2019. Chobani benefits from our consumers’ desire to consume delicious products that are made with fewer and natural ingredients. We also offer a full line of oat-based coffee creamers that are made with gluten-free oats and natural flavors. The coffee creamer category, like many others, is benefiting from a variety of both dairy- and plant-based options, which are disrupting the category with their craft product positioning.

Consistent with our focus across all parts of our business, we strive to minimize waste throughout the manufacturing process. Cream is a natural byproduct of our yogurt-making process and we sell most of this excess cream into the food service channel, typically to butter producers. We use the remaining cream in our yogurt and coffee creamer products. Not only is this environmentally conscious, but also financially and operationally responsible. We also put our Coffee Creamers in a Tetra Pak developed package that is made of more than 50% paperboard, a renewable material from FSC-certified forests and other controlled sources.

Coffee and Non-Dairy Probiotic Beverages

Coffee

The U.S. ready-to-drink coffee market is approximately $                  in retail sales for the 52 weeks ended                  , 2021, and is growing at     % for the last 13 weeks ending                  , 2021. The

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ready-to-drink coffee market continues to benefit from the long-term, secular consumer trend towards convenient, on-the-go consumption due to consumers’ increasingly busy lifestyles. In January 2021, ready-to-drink Chobani Coffee launched with four SKUs: Pure Black, Sweet Cream, Vanilla Cream, and Oat Milk. Ready-to-drink Chobani Coffee’s speed to market benefited greatly from our ability to leverage our existing assets and capabilities, including our manufacturing lines in our production facilities and other product inputs and ingredients, such as our coffee creamers and oat milk.

Non-Dairy Probiotic Beverages

The U.S. non-dairy probiotic beverages market reported retail sales of $                 as of                 , 2021. The growth of this category aligns with long-term trends tied to the broader healthy food movement, as consumers increasingly seek to take control of their overall wellness. Consumers are removing juices and sodas from their diets to reduce sugar consumption and are instead seeking healthier replacements to play a key role in supporting their overall wellbeing. The non-dairy probiotic beverage category is currently highly fragmented and comprised of many smaller brands as opposed to incumbent consumer packaged food companies.

During the 52-week period ended                 , 2021, the overall non-dairy probiotic beverage market grew         % year-over-year, while the smaller, non-kombucha, non-dairy probiotic beverage subset, which includes products like our plant-based probiotic beverages, has expanded the category and grown         % over the same time period. In June 2020, Chobani launched Chobani Probiotic, a full portfolio of fermented, plant-based probiotic beverages with immunity, digestion and gut health supporting probiotics. Since then, we have also launched dairy probiotic yogurts and drinks and Little Chobani Probiotics for kids, including pouches and shakes, to increase the visibility and availability of probiotics within our product assortment. Chobani Probiotic currently sells into more than 4,500 retail locations. In the 13 weeks ended                 , 2021, Chobani Probiotic grew     %.

Our Competitive Strengths

The Chobani Brand is Built on the Quality of Our Food and the Trust and Loyalty of Our Customers

The Chobani brand is widely recognized and loved. From the very beginning, Chobani has dedicated itself to crafting food and beverage options that are delicious, natural, nutritious, and accessible (DNNA). DNNA is exactly what it sounds like: our DNA. It is what we make, it is what we do. We believe that it is the future of how food will be produced and consumed.

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Delicious: We pride ourselves on making wholesome, quality food every single day. In all of our products, we strive to excite consumers with superior flavor, taste and texture. We take a back-to-basics approach using authentic ingredients and locally-sourced milk. Today, nearly all of our products are produced in-house, allowing us to deliver consistent quality in every serving.

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Natural: We believe every food maker has a responsibility to provide people with better options. Since the beginning, every Chobani cup, carton and bottle is crafted using real, high-quality, non-GMO ingredients. That means the fruit is real fruit and the honey is real honey. Our products do not contain any artificial sweeteners or preservatives.

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Nutritious: The Chobani brand is positioned as a nutrition powerhouse. It stands for products that are an excellent source of protein, with key vitamins, and minerals. We also solve for the growing need-states for gluten-free, higher protein and lower sugar options, as well as lactose-free and plant-based alternatives. Regardless of what consumers are looking for, we seek to ensure that there is a Chobani product for everyone.

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Accessible: Chobani’s mission is to provide good food for all. We believe good food is a right, not a privilege. Our goal has always been to democratize delicious and nutritious food, making our products accessible to everyone across retail locations, distribution channels, price points and pack sizes.

Chobani is a leader in transforming our food system by producing high quality products, protecting the health of our planet and providing a better future for our employees, partners and consumers. Our core belief is that we will do well by doing good.

We work with thousands of talented colleagues from diverse backgrounds, support our local farmers and deeply contribute to the fabric of the communities in which we live and work. Our contributions are not limited to the local level. Nationally, we have prioritized giving back to society by working to eradicate child hunger and supporting diverse and underserved communities, including immigrants and refugees. Our core values align fully with those of today’s increasingly socially conscious consumer, which helps drive our success.

Living our values every day and creating products that fully integrate with our DNNA has fostered deep loyalty and trust in the Chobani brand with our consumers and our retail partners. Chobani’s national aided brand awareness reached 79% in 2020 with consumers viewing us favorably in terms of trust, nutrition, and high-quality ingredients.

Proven Ability to Innovate and Disrupt Large and Growing Categories

Chobani has established itself as a leader in innovation by identifying unique opportunities and leveraging our scale and owned asset platform. We fundamentally changed the United States yogurt market in 2007 when we transformed an emerging category with the introduction of our Greek yogurt. Our product was celebrated for being thicker, richer, and creamier than traditional yogurt with higher protein, less sugar, and more nutrients. Since 2009, Greek yogurt has driven total yogurt growth within the United States, and Chobani has emerged as the leading brand in the $7.7 billion United States yogurt market. Our U.S.-based yogurt revenue grew          % from 2009, far outpacing the category growth of         % during this period.

We continue to innovate, allowing us to build out a comprehensive product portfolio that extends across day parts and need-states, expands into different eating, drinking and cooking occasions, and supports a wide range of consumer lifestyles and preferences.

In 2007, we offered only two yogurt SKUs. Now we feature approximately 245 yogurt SKUs under the Chobani brand across channels, geographies, and formats. This includes Chobani Core (our plain, blended and fruit-on-the-bottom Greek yogurt products), Chobani Flip yogurt snacks, Chobani Less Sugar Greek yogurt, drinkable yogurt, Chobani Complete lactose-free Greek Yogurt, and more.

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Our success in the yogurt category has allowed us to successfully expand into adjacent categories with the introduction of Chobani non-dairy yogurt alternatives, Chobani Oat Milk, Chobani dairy and non-dairy Coffee Creamers, ready-to-drink Chobani Coffee, and Chobani Probiotic beverages. Recently, we launched Chobani with Zero Sugar, a groundbreaking new sugar-free dairy product with only natural ingredients, further transforming the yogurt category by addressing consumers’ desire for no-sugar options.

Our unique, nimble, and flexible culture, as well as our leadership team’s relentless commitment to product development, allows us to launch new products quickly and with very limited need for external product research and development or manufacturing resources. Chobani Flip, introduced in 2013, went from idea to shelf in less than 12 months and has since grown to $                in retail sales as of                 , 2021. Chobani Flip was a major innovation in yogurt, solving for an otherwise untapped snacking day part, attracting countless new consumers.

Our Chobani Oat Milk platform is #3 in the category after less than                  months on the shelf. Like Flip, Oat went from idea to commercial availability in less than 12 months. Chobani Coffee Creamer has captured         % market share of the dairy creamer segment for the 13 weeks ended                 , 2021 after only                  months in market. In yogurt, oat milk, and creamer, we were able to move quickly and overtake long-time incumbent producers in a matter of a year or even months, providing powerful validation of our aggressive go-to-market innovation model.

Differentiated Platform and State-of-the-Art Facilities Support Ample Capacity for Future Growth

We believe that the creation process is as important as the final product, and we handle every step with careful consideration and a commitment to efficiency. Our differentiated, owned infrastructure represents a key strategic asset that has positioned Chobani as a formidable leader and has allowed us to disrupt an industry crowded by legacy food companies. As we continue to leverage our production facilities and in-house capabilities, we have capacity to support future growth.

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Production Facilities: At the heart of our infrastructure in the United States are our two production plants: our original facility in New Berlin, New York and our state-of-the-art facility in Twin Falls, Idaho. As an example of the advantages of these owned assets and the excellence of our production team, we successfully met 98% of heightened demand in 2020 despite the unprecedented obstacles posed by the COVID-19 pandemic, while many of our competitors struggled to keep products stocked in stores. We have the ability to quickly scale production in new categories to meet increased future demand. We also have developed relationships with co-manufacturers, distribution and cold storage warehouse suppliers that allow us to flex our capacity to produce certain new items or address surges in volume. We have an international presence in Melbourne, Australia, where we produce yogurt and are currently expanding manufacturing capacity to launch our refrigerated oat beverages by year-end 2021.

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Innovation and Community Center: In August 2019, we opened our Innovation and Community Center in Twin Falls, Idaho, a 71,000 square foot research and development facility that is designed to promote a culture of collaboration, creativity, innovation, and wellness among employees and our community. Our innovation center is constantly testing new products, supporting continued expansion of our product offering. In 2020, we launched approximately 80 new items and plan to launch nearly 100 new items in 2021.

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Sales Force: We have a dedicated in-house sales force of approximately 180 people that know our business inside-and-out and has unparalleled relationships with our retail customers across all categories supporting the successful launch of Chobani products into new categories like oat milk.

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Retail Execution Team: Our exceptional in-house retail execution team differentiates us from certain competitors who use third-party brokers with feet on the street to ensure that we have the right assortment of products in stock at competitive pricing. As a result, we are able to build on our leadership positions in our key categories and successfully and efficiently navigate new product launches. This team of more than 100 people has the expertise and experience to optimize merchandising and order replenishment products, ensuring strong shelf presence and sales momentum, while strengthening relationships with our retail partners.

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In-House Creative Agency: Our in-house creative agency creates, plans, and executes all of our advertising and branding initiatives, in addition to other forms of promotion and marketing for the Chobani brand, ensuring that we communicate with a consistent voice and build direct grassroots connections with the communities we impact.

Over the years, we have significantly benefited from the competitive advantage of investing in our manufacturing facilities to increase production capacity while also maintaining our focus on efficiency. Importantly, our ownership of product design and production is designed to ensure that our supply chain practices align with our commitment to sustainability and environmental stewardship.

Powerful Scale and Differentiated Customer Relationships Supports Agility and Speed to Market

The total number of distribution points for Chobani’s products has only continued to grow, driving volume increases at our retail customers across the country. Our products are sold through more than 100 retail partners with over 90,000 retail locations in the United States, in addition to the food service channel. We have established exceptional relationships with a broad range of diverse retailers. Key customers include Wal-Mart, Whole Foods, Amazon, Target, Kroger, Publix, Costco and Safeway/Albertsons, among others. The launch of our new products has benefited from the relationships that we have cultivated with key retailers over the years through our Greek yogurt product offering and broadened through our category expansions.

Retailers trust us to efficiently bring product offerings at scale that will resonate with consumers – and create disruptive moments similar to those that Chobani Greek Yogurt brought to the yogurt aisle. We believe our owned platform of production and execution capabilities affords us a distinct competitive advantage in introducing successful new products quickly. For example, as mentioned previously, our highly successful Chobani Flip and Chobani Oat lines of products went from idea to broad commercial availability in less than a year. While our investments in manufacturing assets and human capital have enabled us to successfully grow our business, they have also strengthened our reputation as a reliable partner to retailers who are focused on allocation of store and shelf space to the best products. The depth of these award-winning relationships has benefited us as we have extended our brand into new products and categories. As a partner of choice to our retailers, Chobani has been ranked #1 Dairy for five years in a row by Advantage Solutions and named 2020 Dairy Processor of the Year by Dairy Foods and Company of the Year in 2019 by FoodDive.

People-First Culture and Focus on Community Engagement

From the very beginning, Hamdi, our Founder and Chief Executive Officer, has built Chobani by deploying an “anti-CEO playbook,” which inspires a new way of doing business: one that views the prioritization of our people, communities, consumers, and society as foundational to better business results. Hamdi works closely with our leadership team and employees to make a difference in communities around the world. We believe that business done right has the ability to change lives and strengthen communities while still supporting strong financial results.

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Principles of diversity, equity, inclusion, and acceptance guide all that we do at Chobani. Our goal is to create opportunity and economic vitality for our employees and, in turn, for our communities. We create an accepting and welcoming environment through which everyone can do what they love and love what they do. We actively recruit talent from various and diverse backgrounds, including refugees, immigrants, members of underrepresented groups and military veterans, who are often otherwise overlooked for employment opportunities. At Chobani, diversity of background, experience, and world-view is a core component of our culture and success.

We believe investing in our employees and communities pays dividends every day in productivity, engagement, and ambassadorship. Some examples include:

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Employee Rewards: Taking care of our employees is an investment. As a result, we established the Employee Rewards program in 2016, through which all full-time Chobani employees regardless of level can become owners in Chobani. The program consists of awards to every full-time employee, representing a stake in Chobani’s future value and fostering internal motivation and driving top-quality performance.

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Employing Refugees and Immigrants: At last count, our manufacturing workforce was comprised of approximately 30% refugees and immigrants. Our manufacturing workforce speaks over 20 different native languages.

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Anti-Hunger Advocacy: As part of Chobani’s concerted efforts to combat hunger nationwide, we have taken action to drive meaningful change, including paying off the school lunch debt of several school districts and launching a charitable SKU with 100% of the profits benefiting local food banks.

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Supporting Community Through COVID-19: Throughout the COVID-19 pandemic, we donated and delivered more than eight million Chobani products to food banks, food pantries, USDA food box distributions, schools, hospitals, and senior centers in our backyards of New York and Idaho, and across nearly 30 other states, and advocated for government support to end child hunger in partnership with NGOs like Feeding America

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Fair Trade Dairy: Chobani also pioneered and helped launch the first ever and only Fair Trade Dairy certification in the United States, which is designed to protect and empower dairy workers and provide meaningful premiums to benefit farmers and farm workers alike.

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Other Programs: In addition to the above initiatives, Chobani’s proactive decision in 2020 to implement a starting wage of at least $15.00 an hour, resulting in an average hourly wage of approximately $19.00 an hour, coupled with other programs that support entrepreneurship and education, such as Chobani Paid Parental Leave, the Chobani Incubator, Chobani Scholars, and our Community Impact Funds, serve to further our legacy of support for our communities.

We believe that these values-driven programs will continue to strengthen the Chobani brand and cultivate awareness and loyalty among consumers who share these same values, thereby enhancing our ability to improve the world through our food.

Proven Track Record of Financial Success, Highlighted by Diversified Growth

Since our launch in 2007, Chobani has demonstrated strong financial performance. We have historically driven robust topline growth, reaching $1.1 billion in net sales in the first six years of our operations, and generating over $1.4 billion in net sales in 2020. From 2010 to 2020 we grew net sales at a 19.1% CAGR. From 2018 to 2020, we continued to grow net sales at a 4.2% CAGR, while the broader United States yogurt market grew at only 1.6%. In 2020, we recorded $58.7 million in net loss, which increased 200% year-over-year, and $191.0 million in Adjusted EBITDA, which increased 7.8%

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year-over-year. As our original and most established product category, yogurt has provided the growth and profitability from which we independently funded broader capital investment and extension into new categories.

As a result of our scale and operating performance, we generate significant operating cash flow. We have achieved positive operating cash flow in every year since 2015 and reported $105.6 million in 2020, up 33.5% year-over-year. Healthy operating cash flow enables us to make strategic investments in our business to drive future growth. We are flexible in our ability to allocate capital to projects that will both satisfy demand and drive incremental topline growth. We have made significant investments over the past several years to expand our facilities, implement SAP and extend our brand portfolio. We will continue to make strategic investments moving forward as we identify new market disrupting categories and demand for our products grows.

Our Growth Strategies

Since we began selling Greek yogurt in 2007, we have grown rapidly and captured significant market share from other brands in the yogurt category. Our mission and strategy have remained consistent since 2007, allowing us to successfully launch many new products within our yogurt portfolio as well as highly-relevant products in new growth categories. We expect to continue to leverage our competitive strengths to replicate this playbook to generate sustainable and differentiated growth over time.

Drive Differentiated Growth in Our Yogurt Business and Support our Category Leadership Position

Our yogurt offering is performing well and growing significantly faster than the overall category. We believe that for much of the last decade, Chobani has been a key driver of growth in the yogurt category and we believe we have a significant runway for continued growth across our yogurt offerings in a number of key areas:

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New Product Platform Innovation: We have consistently been able to launch ground-breaking innovation across our yogurt portfolio to drive growth well above category levels. This product platform innovation includes new ingredient profiles, flavors and formats that meet different need states, including Chobani with Zero Sugar, on-the-go yogurt drinks, and snacking-oriented products like Chobani Flip. We have a deep pipeline of future yogurt product platform innovation that we believe will achieve similar success with retailers and consumers.

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Product Platform Expansion: As we introduce new product platform innovation, for example Chobani with Zero Sugar and our plant-based yogurts like coconut and oat, we have the capabilities to quickly and efficiently bring new flavor variants and SKUs to market. We believe that Chobani with Zero Sugar has significant opportunity for growth. We will continue to expand product platforms in this manner based on consumer demand and key flavor, format, and ingredient trends.

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Build Awareness and Drive Adoption/Penetration: Yogurt consumption levels in our core markets are still significantly underpenetrated relative to global per capita consumption levels. We believe there is a large opportunity to drive increased brand and category awareness through effective product positioning and marketing, particularly with respect to the health and nutritional benefits of our yogurt products. As consumer awareness rises we believe we can further increase household penetration and grow customer adoption across all trade channels.

•	Channel and Shelf-Space Expansion: We believe we have a significant opportunity to increase our current penetration in new channels and increase the accessibility of our yogurt products.

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We are currently under-shelved relative to our market share in certain key retail outlets and as we close opportunity gaps, we believe the Chobani brand serves as an on-shelf beacon that drives incremental trial and awareness. Additionally, our food service business, which drives expanded access to Chobani products in hotels, airlines, resorts and cafes, currently represents less than 10% of our overall distribution. We anticipate continued growth in this key channel, as many food companies operating in the food service channel have penetration in excess of 20% of their distribution. Additionally, we anticipate our recent pilot distribution partnership with a U.S.-based multinational food, snack, and beverage corporation will broaden distribution into high-growth but underpenetrated channels like convenience and drug stores and colleges.

The growth and profitability of our yogurt business will continue to serve as a base from which we will fund differentiating platform investment and fuel disruptive innovation across our portfolio in the future. We believe these growth drivers will enable sustained, durable growth of our yogurt products and allow us to continue to be a category leader.

Expand Our New Growth Categories through Continued Distribution and Channel Expansion and Enhanced Marketing

As a result of our successful launch of Chobani Oat and its impressive early growth, as well as the promising results of our new Chobani Complete line, Coffee Creamer, and ready-to-drink coffee products to date, we believe we are well-positioned to continue to expand our reach in these new growth categories. For example, in the oat milk category, we are focused on becoming the leader in the category despite having launched our line of oat milk products within the last two years.

We believe that our differentiated platform of best-in-class production infrastructure and in-house execution are a key competitive advantage in driving sustainable growth across all of our new growth categories. We intend to employ the following approaches to fuel the expansion of these businesses:

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Naturalize Big, Unhealthy Categories: We offer high-quality, clean label products and source natural ingredients that consumers value. We believe that our commitment to a superior tasting product distinguishes us from many competitors in the space who use artificial ingredients. For example, while oat milk is traditionally higher in sugar than other types of milk and milk alternatives, Chobani introduced its Zero Sugar Oat product to address customer concerns over sugar content in December 2020. We believe oat milk will continue to take share from traditional dairy milk as well as other plant-based milk categories like almond. Similarly, clean label coffee creamers are on-trend and in high demand from retailers.

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Improve Accessibility of High-Growth Functional Foods: Functional foods and beverages are extremely attractive categories with long runways for growth as consumers become more aware of their health benefits, including immunity support, gut health and additional protein. We recently launched our Chobani Probiotic line of products with the intention of both benefitting from a high-growth market and making it more broadly accessible outside of upscale health foods retail outlets where products like this have been traditionally sold. We believe that our functional food and beverage offerings will allow us to further attract new customers and build brand loyalty while expanding our portfolio in healthy products.

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Expand Channels, Shelf Space, and Occasion: Currently we sell at over 90,000 retail points of distribution in the United States and we cultivate and maintain positive relationships with our distributors. We plan to continue forging relationships with new customers to bring our new products to as many shelves and homes as possible. Because we have scale and well-established existing relationships with retailers, we can efficiently leverage these partnerships to successfully launch innovation more effectively than many lower volume competitors who

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are typically focused on only a single product category or part of the store. Additionally, we anticipate our recent pilot distribution partnership with a U.S.-based multinational food, snack, and beverage corporation to broaden distribution into high-growth but underpenetrated channels like convenience and drug stores, and colleges to expand and grow into new and existing channels over time.

Further Leverage Our Chobani Brand and Powerful Platform to Enhance Consumer-Centricity and New Category Disruption

We want every interaction that a consumer has with our product to be positive. Consumers are demanding more personalization and products that are tailored to meet their specific values and needs, whether it is convenient formats, specific dietary needs, or e-commerce availability. Through our innovation pipeline we are building a more consumer-centric product portfolio that is responsive to emerging consumer trends and preferences. We listen to our consumers, and we have a best-in-class consumer loyalty team that is well equipped to interact directly with our consumers and leverage those insights to create products we know will resonate with customers and consumers, regardless of the category. We will continue to invest in these capabilities while strengthening our brand. It is these investments, consumer insights, and capabilities that have allowed us to successfully launch products into four completely new categories in the last 18 months.

Consumers have increasingly been demanding more e-commerce accessibility for healthy food products. In retail channels both online, through e-commerce grocers, and offline, through retailer e-commerce platforms (across both home delivery and store-pickup), Chobani products have grown over          % since                 . Our e-commerce efforts will be a key component of our channel expansion and our goal of building out a well-balanced, accessible business that is on the leading edge of consumer-centricity. We expect continued strong growth in e-commerce channels for our products and are actively exploring new and innovative ways to get Chobani’s products into consumers’ hands even more directly and conveniently.

Our widely recognized and loved Chobani “branded house” resonates with today’s increasingly conscious consumers by representing both high-quality, healthy food and alignment with a mission that is supported by a deep set of values. The power of the Chobani brand, coupled with our differentiated platform will enable us to continue to launch products into new categories. We have a deep pipeline of new product innovation that we believe will resonate with our consumers and we have a platform that allows us to ideate, commercialize, market, and distribute these products quickly and efficiently. We prioritize new categories where accessibility, health and wellness, and quality can be differentiators. We will continue to target both large categories that are starved for innovation and ripe for disruption, as well as newer, high-growth categories that are in high consumer demand. We see significant opportunity to bring plant-based, lactose-free alternatives into large categories where products for health-conscious consumers do not currently exist or where penetration is low. As we continue to extend into new categories, we will also expand our addressable market and elevate our brand, helping sustain growth over the long-term.

Our Mindset of Sustainable and Continuous Operational Improvement Will Enhance Growth

We understand that as the world changes, we need to adapt and change too. We pride ourselves on continuous innovation, effective listening, and flawless execution. Over the past few years, this strategy has helped us achieve a variety of different improvements to reduce waste, streamline costs and efficiencies, and to enable investments in innovation and growth; however, we are constantly seeking to expand and accelerate these initiatives to enhance sustainability and generate savings which can be re-invested to fuel growth.

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Driving Cost and Operational Efficiency: We plan to continue to increase our cost and operational efficiency. Our pipeline of operational initiatives includes automation projects, procurement programs that leverage our scale, and expanding production capability to increase proximity to key markets and reduce miles driven. We have successfully been able to offset cost inflation in our business through these types of initiatives, which has afforded us the resources to invest in new high growth businesses and products. We strive to achieve productivity improvements with these and other initiatives and programs.

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Resource Use Reduction: In 2020, we achieved our goal of increasing the amount of renewable energy powering our plants. We have cut our Scope 1 and 2 greenhouse gas emissions by 11,000 metric tons of CO2e since 2018. We have achieved our Scope 1 and 2 greenhouse gas emissions goal ahead of our 2022 target by working closely with the electricity companies in both New York and Idaho to obtain cost competitive renewable electricity supplies available in each region, and by creating efficiencies in logistics. In addition, we continue to actively review new opportunities for additional cost competitive renewable electricity sources.

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Sustainable Packaging: In 2020, we achieved a goal set in 2018 for 50% of our product packaging to be either recyclable, compostable, biodegradable or made with recycled content. We have partnered with companies such as Tetra Pak on sustainable packaging for our Chobani Oat Milk, Coffee Creamers and ready-to-drink Chobani Coffee products. Over the years, we have also made many subtle changes to our packaging that we believe are environmentally and socially responsible, including redesigning our yogurt cup to be made with less plastic, integrating recycled fiber into our packaging overwraps, utilizing widely recyclable materials in our shipping packaging, and partnering with the Sustainable Packaging Coalition and the How 2 Recycle programs to help educate consumers on how to recycle our packaging.

We will continue to leverage initiatives like these to support our mission and also drive sustainable efficiency in our business. These initiatives have been good for both our financial and social bottom line. Our focus on these environmentally sustainable initiatives also serves to strengthen our brand which in turn drives our ability to spread awareness and adoption of our products.

Build Out New Geographies Beyond the U.S.

While our focus has been primarily in domestic markets to date, we have successfully established a leadership position in Australia and have extended our presence in North America into Mexico and Canada, where we believe there is significant runway to expand our offerings. In Mexico, Chobani has recently expanded to 39 SKUs across yogurt and oat milk. In Canada, we launched plant-based products (due to restrictive dairy import guidelines in Canada) one year ago and now have seven SKUs across oat yogurt and oat milk. Incremental international expansion is a large opportunity and can be a meaningful growth driver across our entire product portfolio over the longer term. In the near term, we expect to focus on North America and Australia – markets we know well and where we have competitive advantages.

Continue to Advance Our Mission and Benefit Our Communities and Environment Which Will in Turn Drive Value for Internal and External Stakeholders

Our effort to create a new kind of company that does well by doing good formed the basis for our identity. As a result, we have always operated in a people- and employee-first manner that we believe is socially and environmentally responsible. Unlike other businesses who are only recently trying to retroactively build values-based frameworks like ours, these values are strongly associated with our brand and products and actually drive customer and consumer adoption and trust. As we continue to

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pursue our mission and act in accordance with our values, we will continue to create value and growth for internal and external stakeholders, including our employees, our partners, our communities, our customers, our society and our shareholders.

Chobani has established a sustainability program with initiatives tied to the UN Sustainable Development Goals that address carbon emissions, water usage, sustainable farming, and other important environmental concerns. Additionally, our new platform of oat-based products utilize oats, which require less water to produce than many other crops and have the potential to help regenerate soil health, an important practice in agricultural sustainability. Chobani also pioneered and received the first ever and only Fair Trade Dairy certification in the United States for its yogurt products, which is designed to protect and empower dairy workers and provide meaningful premiums to benefit farmers and farm workers alike.

Further, our proven purpose-led initiatives, such as Fill Their Plate, an initiative to end child hunger, have been very successful and have enabled us to establish ourselves as a leader in addressing food and nutrition insecurity while creating a brand that is synonymous with sustainability, health and accessibility. With this focus we are able to innovate and create products with our broader mission in mind. According to Nielsen, 73% of consumers globally said they would change their consumption habits to reduce their impact on the environment. We believe our mission-oriented approach to business will continue to drive sustainable growth as it will cater heavily to the broad array of values-focused and health conscious consumers.

People-First Vision

We are driven to provide good food for all while improving the communities we impact. We believe the strength and well-being of our workforce are vital to the success of our business and the execution of our mission. As a result, our human capital strategies are material to our operations and critical to the long-term success of our company.

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Diversity & Inclusion in Leadership and Practices. All Chobani managers, including the Executive Leadership Team, are evaluated each year on multiple leadership attributes including their commitment to diversity and inclusion. Half of the members of our Executive Leadership Team (ELT) identify as women. We remain one of the “Best Places to Work for LGBTQ Equality,” according to the Human Rights Campaign’s (HRC) Corporate Equality Index. Our Diversity & Inclusion Leadership Taskforce is led by our President and Chief Operating Officer, Chief People and Culture Officer, Chief Commercial Officer, Chief Supply Chain Officer and Diversity and Inclusion Director and includes employees from across our organization. Our onsite people teams and local diversity and inclusion councils provide employees at our plants, field and office locations with internal employee education, engagement and awareness initiatives designed to create a welcoming and inclusive workplace environment, to include mandatory company-wide Respect in the Workplace training and special events which reinforce our values.

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Diversity & Inclusion in Recruitment and Hiring. In 2017, our executive team launched an initiative designed to improve the representation of women and people of color in director-level and above roles. As part of this initiative, we seek to maintain the representation of women and people of color in any external candidate search for executive, director-level or manager-level positions.

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Hiring Refugees and Immigrants. Hamdi is a proud immigrant who values the creation of a collaborative and inclusive workplace. Our employees represent a broad spectrum of diverse backgrounds and cultures. We support our diverse employee population with special initiatives and programs at our plants, such as on-site English as a second language classes and

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naturalization services. Chobani is also a founding member of the Tent Foundation Alliance, an initiative of the Tent Foundation, a non-profit organization committed to mobilizing global businesses to include refugees in their workforce.

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Equitable Compensation, Benefits and Internal Engagement. We conduct annual pay equity analysis with the support of a third-party to ensure similar job levels be paid fairly based on justifiable and objective compensation metrics, such as role, tenure and performance—and not on discriminatory factors, like gender, race, ethnicity or other personal characteristics. The results demonstrate pay equity throughout our ranks.

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Hourly Pay and Company-Wide Benefits. Our employee benefits provide minimum hourly wages of at least $15.00 per hour. The average hourly wage among employees is approximately $19.00 per hour, which is more than double the federal minimum wage of $7.25 per hour. Hourly employees also qualify for special incremental bonuses, paid parental leave for foster, adoptive and birth parents, as well as other competitive healthcare benefits and unique total rewards offerings that are central to our culture.

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Employee Rewards. Taking care of our employees is an investment. As a result, we established the Employee Rewards program in 2016. Through this program every full-time employee is eligible to receive awards, representing a stake in our future value and fostering internal motivation and driving top-quality performance.

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Employee Engagement and Culture Building. We deeply value our employees’ inputs and insights and, at least once a year, we conduct employee engagement surveys to help us better understand how to continuously improve the Chobani employee experience. We reinforce our company culture through periodic town halls and shift meetings at our manufacturing plants with management, community service events, training programs and leadership development opportunities across locations.

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Community and Social Impact. Much of our purpose-driven work in communities nationwide is focused on improving nutrition, improving accessibility to delicious and nutritious food and eliminating hunger. Our efforts include continued monetary and product donations to local and national food advocacy organizations, school districts, colleges, military families and food banks. Since 2019, we have partnered with Feeding America, Food Research & Action Center (FRAC) to advance national policies to enhance and expand child nutrition programs. We are also proud of the direct impact our operations have had in New York and Idaho, including creating employment opportunities for local residents, contributing to record-low levels of unemployment and improved economic mobility.

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Chobani Incubator. We assist early stage, purpose-driven food and beverage product companies to challenge the food industry, improve broken systems, and make a difference in the lives of consumers. Our program offerings have included mentorship programs, classes and workshops in manufacturing, production, finance, fundraising, branding, marketing and sales.

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Support for Farms and Farm Workers. In 2021, we launched the first-ever Fair Trade Certified product for dairy which utilizes the first-ever Fair Trade dairy standards—standards we co-created with Fair Trade, our farmers and farm workers. Launch was a groundbreaking moment in our long-standing mission to support the farmers and producers behind our dairy products. We brought this certification to life in partnership with a leading third-party certifier of Fair Trade products in North America following the creation of our Milk Matters program in 2019 to improve the economic, environmental and social impacts throughout Chobani’s milk supply chain.

•	Our People-First, Community Response to the COVID-19 Global Pandemic. The COVID-19 global pandemic impacted many of our near-term business decisions, yet we continued to

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innovate while maintaining our core principles. We intensified our commitment to the health and safety of our employees and shifted our philanthropic and policy focus as we saw underserved-communities disproportionately harder hit. Chobani gave back—internally and externally—prioritizing our employees’ safety and in our responses to the dramatic increase in food insecurity in our communities.

Our Platform

Manufacturing

We own and operate three manufacturing facilities, with the capacity to produce over two billion pounds of products per year. Our state-of-the-art Twin Falls, Idaho facility supports the production of 15 lines of Chobani products. We also advance product innovation and employee and community well-being at our Twin Falls facility’s Innovation and Community Center. Our original facility, located in New Berlin, New York supports the production of 11 lines of Chobani products. Our Australian facility, located in Melbourne, supports eight lines of Chobani and Gippsland Dairy branded products. We opportunistically work with co-manufacturers to support production capacity, accelerate production speed and reduce in-house production costs. We expect continued investment in our existing manufacturing facilities and the exploration of new production resources and opportunities will assist us in maintaining and improving our effective production platform.

We are working towards employing more renewable energy sources in production, responsibly managing our water consumption and returning water to our local communities, and minimizing our environmental impact by pursuing zero waste to landfill operations. In Idaho, we installed a reverse osmosis system to recover and recycle water strained from our yogurt during production and continue to explore cutting edge technology in water conservation. We take climate change risk seriously. We achieved our Scope 1 and 2 greenhouse gas emissions goals targeted for 2022 early by working closely with the electricity companies in both New York and Idaho to utilize cost competitive renewable electricity supplies available in each region. We continue to actively review new opportunities for additional cost competitive renewable electricity sources. Our plant in New Berlin, New York is on track to meet the goal of being zero waste to landfill by 2022. The team at this plant developed a detailed working plan to eliminate or divert at least 90% of solid waste generated by the plant from area landfills. Based on an extensive research project, contracts are being established with key vendors to take the waste generated by the plant and divert it to alternative, beneficial uses including waste to energy projects and new recycling options for plastics and paper. Our waste reduction experience in New York will inform the process for similar projects planned in Idaho and Australia.

Supply Chain

We are focused on delivering healthy, high-quality food to more people. To accomplish this goal, we maintain high standards for each component of our supply chain and established critical control points throughout our entire supply chain from ingredient sourcing to food production. These touch points include robust production and safety preventive controls at numerous points in our supply chain designed to ensure the safety and quality of our products.

Ingredients

We make our delicious yogurt, Chobani Oat, Coffee Creamers, ready-to-drink Chobani Coffee and Chobani Probiotic products by taking a back-to-basics approach that captures our innovation philosophy: crafting wholesome products using simple ingredients. Our dairy products are made from only natural ingredients with no artificial preservatives, are high in protein, are produced with live and active cultures, including probiotics supporting digestive health, and are only made with milk from cows

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not treated with artificial growth hormones such as rBST. We also require non-GMO ingredients attested by suppliers for all of our yogurt products. Subsequently, we test our ingredients with third-party experts to verify all ingredients are non-GMO and all products labeled as gluten-free meet such claim. This practice ensures the quality of our ingredients and increases transparency in labeling. Our non-dairy products are made from quality ingredients with no artificial preservatives, using non-dairy substitutes made from oats and coconuts. Our oat-based products are made from gluten-free oats, without dairy or lactose and our dairy Coffee Creamers are produced with real cream and natural flavors and ingredients.

Raw milk is one of the primary raw materials we use to produce our products. The price of raw milk is a combination of the local market price plus a contracted rate covering supplier costs and producer premiums. The market price for raw milk varies according to the region where it is sourced and end use of the milk. The U.S. federal government establishes minimum prices for raw milk purchased in federally regulated areas. Such minimum prices vary depending on market conditions and the type of product manufactured with the milk. In our case, milk is procured locally for the production facilities located in New York and Idaho, and each market works differently. New York is part of a federally regulated area where milk price is based on the market prices of butter and nonfat dry milk (also known as skim milk powder). In New York, producers of yogurt and ice cream are required to pay the Class II price for raw milk. Idaho is not a federally regulated milk pricing market. Idaho milk price is driven by producers of cheese and generally follows a Class III published price, but it is not required by regulation. Cream is a valuable by-product of Greek yogurt production, and we sell cream based on the CME Butter price.

We seek to adhere to rigorous standards in determining and sustaining the quality and safety of our raw milk. Currently, we receive up to five million pounds of fresh milk from local farms in New York and Idaho daily. The majority of our milk for our facilities in Twin Falls, Idaho and New Berlin, New York is supplied by DFA. The majority of our milk for our facilities in Melbourne, Australia, is supplied by the Australian Dairy Farmers Corporation, an independent organization owned and run by Australian dairy farmers. We do not engage in any cattle farming operations and source 100% of the milk used to make our products from third-party vendors, who certify that the dairy provided meets our specifications, including that the product is sourced from cows not treated with artificial growth hormones. Our agreements with our farmers, suppliers, and co-manufacturers contain quality standards and we periodically audit compliance with those standards. For example, every load of raw milk is tested for residual antibiotics and quality attributes prior to introduction into our manufacturing facilities. Recently, we partnered with Fair Trade USA to launch a first-of-its-kind Fair Trade certification program for dairy. This dairy standard and certification is designed to support product traceability, supply chain transparency, safe and non-discriminatory work conditions for employees and internal compliance systems. As of March 27, 2021, all of our 32 oz. Greek yogurt products in the United States are Fair Trade certified, representing approximately 20% of our milk purchases. As a proud member of the New York State Grown & Certified and Idaho Preferred programs, we are committed to adhering to local food safety and environmental sustainability standards and regulations, sourcing the freshest milk possible from more than 800 farmers from local communities and the reduction of our carbon footprint.

Packaging

We obtain our packaging materials from suppliers around the world. Packaging prices are influenced by supply and demand at the global and regional levels, economic cycles, production capacities, and oil prices. All of our raw and packaging materials are purchased based upon requirements designed to meet our specifications for food quality and safety and to comply with applicable U.S. and international regulations. We buy various packaging types to safeguard the quality and freshness of our products. Our primary packaging materials include resin, film, cartons, foils and corrugated cardboard. Each of our representative packaging components is tested by our packaging

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engineering team and each representative product is also subjected to shelf life testing in our facilities and third-party laboratories. Our packaging is designed to maintain and maximize customer appeal and shelf recognition, and we offer a wide range of packaging sizes to meet consumer needs. Our finished goods are tested prior to release for sale to ensure compliance with applicable regulatory requirements, specifications, and our standards. In addition, random samples of our finished goods are also sent regularly to a third-party laboratory for verification testing.

We continue to invest in new innovations that support our sustainable packaging goals. In 2020, we achieved a goal set in 2018 for 50% of our product packaging to be either fully recyclable, compostable, biodegradable or made with recycled content. We have partnered with companies such as Tetra Pak on sustainable packaging for our Oat Milk Creamers, Coffee Creamers and ready-to-drink Chobani Coffee. Additionally, over the years, we have made many subtle changes to our packaging to improve sustainability including, redesigning our yogurt cup to be produced with less plastic and to use widely recyclable materials in our product overwrap and corrugate boxes.

In 2019, we joined the Sustainable Packaging Coalition’s How2Recycle label program, a U.S. and Canada-based standardized labeling system that helps reduce consumer confusion about how to recycle single-use packaged products with a clear, concise, harmonized label. How2Recycle completes an assessment of the recyclability of our product packaging and provides us with instructional labels for such products to facilitate the safe and environmentally friendly disposal of used products by consumers. We believe our participation in this program is another meaningful stride toward achieving a more sustainable food system through collaboration with our consumers.

We believe these strategies have the potential to reduce adverse environmental impacts by reducing the use of virgin materials, while supporting a circular economy.

Product Innovation

Our research and development team draws on resources from various departments and focuses on new product development and innovation, product-quality improvements, productivity, and regulatory compliance for our products. This team includes professional product developers, nutritionists, food scientists, chefs and chemists, who endeavor to develop products that meet rapidly changing consumer needs. A team of dedicated microbiologists, molecular biologists and biochemists at our Chobani Labs facility in New Jersey also drives product innovation. We believe that we have significantly improved our capabilities in this area in recent years.

Our research and development team’s activities are critical to the effectiveness of our new product innovation process–from ideation through development and commercialization to market introduction. In 2019, we opened a 71,000 square foot Innovation and Community Center at our Twin Falls, Idaho manufacturing facility that houses our research and development team, in addition to providing employees with a gym, cafeteria and lounge areas. We believe our innovation capabilities, combined with our investments in consumer-focused market research, will position us to continue our track record of successful new product launches and portfolio expansion. Recent examples of successful product innovation include Chobani Oat and Coffee Creamers.

Our innovations are consumer-informed through our use of focus groups, “shop alongs,” robust quantitative surveys, and studies on current trends. This approach enables us to conduct effective consumer testing of new products, provides us with opportunities to develop product prototypes and generate informed marketing strategies with direct consumer input. These efforts allow us to take advantage of various macro trends at the forefront of consumer consciousness. We expect to leverage our proven capability to disrupt and re-invigorate large, existing categories by introducing products that are delicious, nutritious, natural and accessible to consumers.

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Marketing and Advertising

Our marketing and advertising efforts are driven by investment in traditional media, social and digital advertising, experiential consumer programs, and events, public relations and other programs designed to promote awareness of the Chobani brand and our products and their health benefits, and encourage consumer product trial across our platform. Over the past several years, we have made significant investments in our marketing team. In 2016, we transitioned to the creation of our in-house creative agency from outsourcing the services of a traditional external advertising agency. Our in-house creative agency is supported by core marketing investment, marketing and communications strategy, copywriting and art direction teams. We have successfully expanded our agency focus from branding and packaging to the creation, planning and execution of all of our advertising and branding initiatives, including national campaigns across traditional media, digital media, and various social media channels. Our in-house creative agency has grown into a nationally-recognized, award-winning agency that was recognized by Ad Age, a global media brand, as In-House Agency of the Year in 2019. In March 2021, we launched a fully integrated national campaign designed to educate consumers about our diverse product platforms, including Chobani Oat, ready-to-drink Chobani Coffee and Coffee Creamers, in addition to our established Greek yogurt offerings. We intend to continue to focus our marketing efforts on our existing and emerging platforms to drive consumer awareness and trial of our products.

Sales Force

Our relationships with our customers and sales channels are critical to ensuring the distribution, shelf space, and promotion of our products to consumers. To support these relationships, we have made significant investments in our sales force, growing the team from approximately 38 full-time employees in December 2017 to approximately 180 as of May 2021, including dedicated teams located in Chobani sales offices near the headquarters of our leading customers. A dedicated Chobani retail execution team of more than 100 people are tasked with merchandising and stocking our products, animating the shelf and driving incremental sales at the store level. As a result, our sales coverage, resources, and focus on major accounts and channels has meaningfully increased. Our Demand and Commercial Team strives to cultivate strong, collaborative relationships with customers that facilitate favorable shelf placement for our products, desirable promotional positioning, and the acceptance of new items. We believe this approach distinguishes us from our competition with retailers, when combined with our marketing capabilities and brand recognition, has contributed to our continued growth, share gains and distribution gains over the last several years. Since 2017, our total distribution points have grown by 9%, while total U.S. refrigerated yogurt distribution points have declined by 5% over the same period. We partner with third-party logistics provider, United States Cold Storage, Inc., to increase our distribution footprint and enhance our ability to service our domestic customers. United States Cold Storage, Inc. helps us serve our customers more efficiently by allowing us to maintain refrigerated yogurt inventory closer to our customers. We have maintained consistently high service levels to our customers, including an average 97.8% fill rate during 2020.

Customers and Distribution Channels

Our products are sold to consumers through grocery stores, mass retailers, club stores, drug stores, convenience stores, value stores and online, primarily in the United States. We also manufacture and sell our products in Australia, and sell our products into Canada and Mexico and other export markets. Our sales are driven by a diverse mix of customers in the following channels:

•	Grocery: Our customers include large national chains, regional natural chains and independent grocers and natural foods cooperatives.

•	Mass Merchandiser/Club: Our customers include large national and regional mass merchandisers and club store chains.

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Food service: In addition to our primary retail channels, we have a significant presence in food service through the sale of our products to select food service outlets, including quick service restaurants, school systems and vending companies. Due to shifting consumer preferences, school and business closures and other impacts of the COVID-19 pandemic, we experienced decreased demand from food service customers in 2020.

•

Convenience/Drug Stores: Our customers include convenience stores, drug stores and value stores, many of which we reach through distributors. We anticipate our recent pilot distribution partnership with a U.S.-based multinational food, snack, and beverage corporation will broaden distribution into high-growth but underpenetrated channels like convenience and drug stores and colleges.

•

E-commerce: We believe there are significant opportunities to sell our products through e-commerce platforms and retailers to meet the increasing demand of consumers who shop online. We invest in developing our digital capabilities and explore opportunities with e-retailers and other partners to reach more consumers through the internet and other digital media.

•	Export: In addition to our local markets in the United States and Australia, we sell our products to customers in select export markets around the world.

Competition

We believe we occupy a differentiated position in the competitive landscape as a high-quality, accessible, people-first, innovation-forward and disruptive food company. We also maintain key production and execution capabilities in-house, including sales, product innovation, production, in-store merchandising and marketing. This allows us to control our brand identity, values, product quality and consistency, speed-to-market and customer relationships.

Additionally, we utilize a branded house approach whereby we use a single brand across all categories in which we compete. We believe that the Chobani brand is highly differentiated and resonates with the modern consumer in terms of quality as well as social and environmental practices. Our competitors vary by product, category, size and reach, and include branded and private label businesses that operate on a regional, national or international scale.

Our primary competitors in the yogurt category include legacy consumer products companies, such as Danone and General Mills, Inc., as well as smaller, specialty manufacturers such as Fage International, S.A. As we have expanded into new categories, our competitive set has broadened. In the oat milk category, our direct competitors are Planet Oat, Oatly, and Oat Yeah! and in the dairy creamer segment, our competitors include Nestlé, Danone and private label manufacturers.

Competitive factors in our industry include product quality and taste, brand recognition and loyalty, product and flavor variety, ingredients, the ability to identify and satisfy consumer preferences, product innovation, packaging and design, access to retailer shelf space, reputation, price, advertising, promotion, and nutritional claims. We view our competitive differentiation to be high across all these areas in each of our segments.

Trademarks and Other Intellectual Property

Our ability to execute our business plan and meet our growth objectives depends on our ability to build brand recognition and awareness using our trademarks, brand names, trade dress, name and logos. We believe that brand awareness is a vital component in a consumer’s decision to purchase one product over another in a highly competitive consumer products industry. Product innovation is

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essential to growing our competitive position in existing and new product categories. We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and contractual protections to support our innovation efforts and safeguard our intellectual property rights. We maintain rights in our registered trademarks, brand names, and trade dress for the products referred to herein in the United States, Australia, and Mexico, and dozens of other foreign countries. We intend to keep these filings current and seek protection for new intellectual property, including patents, to the extent consistent with our business needs. We also maintain registered and unregistered copyrights in our artwork and package designs. We maintain registrations for our Chobani brand in the United States and in a number of foreign countries, and we also maintain rights in our other trademarks and service marks for all products and services that are offered in connection with those brands. Despite our efforts and protections, it may be possible for unauthorized parties to copy, obtain or otherwise gain access to or use certain portions of our proprietary technology or trademarks. We have and will continue to protect any intellectual property created by us.

Government Regulation

Along with our ingredients and packaging suppliers, brokers, distributors, and co-manufacturers, we are subject to extensive laws and regulations in the United States by federal, state and local governmental authorities. In the United States, the federal agencies governing the manufacture, distribution, packaging, and advertising of our products include, among others, the FTC, the FDA, the U.S. Environmental Protection Agency and OSHA and similar state and local agencies. Under various statutes, these agencies prescribe the requirements and establish the standards for quality and safety and regulate our marketing and advertising to consumers. This comprehensive regulatory framework governs the manufacture (including composition and ingredients), labeling, packaging, and safety of food in the United States. The FDA:

•

Regulates holding, distribution, and manufacturing practices for food ingredients and foods through its current good manufacturing practices regulations and periodically inspects manufacturing facilities to audit compliance;

•	Specifies the standards of identity for certain foods, including many of the products we sell; and

•	Prescribes the format and content of certain information to appear on food product labels.

Under the FDA Food Safety Modernization Act (the “FSMA”), we are required to establish and maintain comprehensive, prevention-based controls across the food supply chain that are both verified and validated. Our processing and distribution facilities must be registered with the FDA biennially and are subject to periodic government agency inspections. Our food safety and quality management systems are designed to ensure customer satisfaction using specific programs and controls to maintain consistent food safety as well as product attributes, such as taste, texture, and appearance. Our co-manufacturers manufacture our products in FDA-registered facilities. Our quality control measures are designed to maintain sanitary facilities and appropriate employee hygiene and rigorously vet new suppliers, raw food ingredients, and packaging materials. Our products are manufactured under a validated Hazard Analysis and Critical Control Point (“HACCP”) plan, which includes a risk assessment on all ingredients. Based on our practices and processes, our Australian business is compliant with all applicable rules and regulations, including rules and regulations enacted by Dairy Food Safety Victoria and the Dairy Act 2000.

We are subject to various labeling requirements with respect to our products at the federal, state, and local levels and the countries in which we operate. At the federal level, the FDA has authority to enforce product labeling and the FTC may evaluate labeling and advertising materials, including product packaging and online and television advertisements to determine if advertising materials are misleading. We believe we are in material compliance with all labeling laws and regulations applicable to our business.

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The Product Safety and Current Good Manufacturing Practices, Hazard Analysis, and Risk Based Preventive Controls (“HARPC”) requirements for human food and animal food revised the FDA’s food safety regulations, updating, and revising certain requirements in the existing current good manufacturing practices regulations, requiring the establishment and implementation of a food safety system that includes an analysis of hazards and risk-based preventive controls and sets requirements for a written food safety plan and adding new requirements for a risk-based end-to-end supply chain program. For Grade A producers of dairy, like us, FSMA compliance is required, including with respect to the new good manufacturing practices and HARPC regulations. We are in compliance with all applicable provisions of the FSMA and remain committed to FSMA compliance on an ongoing basis. In some respects, our continued compliance is dependent upon cooperation from our third-party suppliers’ ability to comply with the regulations. As a result, we monitor and audit our suppliers to manage compliance across or supply chain.

We are also subject to labor and employment laws, laws governing advertising, privacy laws, safety regulations, and other laws, including consumer protection regulations that regulate retailers or govern the promotion and sale of merchandise. Our operations and those of our co-manufacturers, distributors, and suppliers, also are subject to various laws and regulations relating to environmental protection and worker health and safety matters, which require in part controls on and permits and registrations for air emissions, wastewater discharges, storage, handling, and disposal of hazardous materials, including ammonia, which is used in our refrigeration systems, generation, and disposal of wastes, and remediation of soil and groundwater contamination. Under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) and similar state laws, liability, including for costs of investigation and remediation, may be imposed on hazardous substance generators, current and former site owners or operators, transporters and others, such as those who arranged for disposal of wastes, regardless of fault or the legality of the original disposal activity. Liability under these laws can be joint and several. Accordingly, we may be liable under CERCLA or similar state laws for the cleanup of contamination and natural resources damages at sites we or our predecessors currently or formerly own, lease, or operate or third-party sites to which we have sent waste for disposal. In addition, current owners or operators of such contaminated sites may seek to recover cleanup costs from us based on past operations or contractual indemnifications. Failure to comply with environmental laws and regulations could have serious consequences for us, including civil or administrative penalties, claims for property damage, personal injury, and damage to natural resources, the denial or revocation of permits necessary for our operations, the issuance of injunctions to limit or cease operations, and negative publicity. In general, environmental laws and regulations have become increasingly stringent over time. As a result of possible new environmental requirements, increasingly strict interpretation or enforcement thereof, or other unforeseen events, we may have to incur additional expenses in order to comply with such environmental rules and regulations, which may adversely affect our available resources for capital expenditures and other purposes. Compliance with existing or new environmental rules and regulations may increase our costs and expenses, and, as a result, reduce our profit.

Comparable agencies exist and laws in foreign countries and foreign sales of our products will be subject to regulation by such agencies. Many countries have laws regulating the production, sale, distribution, labeling or use of dairy and other food products, and we may have to obtain approvals from regulatory authorities in countries in which we propose to sell our products. We generally rely on in-country experts to assist us with or to perform international regulatory applications.

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Insurance

We maintain general liability and product liability, property insurance (including business interruption), workers’ compensation, cyber liability, director and officer liability, and other insurance from solvent insurance carriers in amounts and on terms and conditions that we believe are reasonable and customary for similarly situated companies. In addition, we maintain excess insurance where we reasonably believe it is cost-effective. We cannot predict whether this insurance will be adequate to cover all potential hazards incidental to our business.

Legal Proceedings

We are currently involved, and may in the future be involved in, various legal proceedings that arise in the ordinary course of business. We do not believe that the ultimate resolution of any current action will have a material adverse effect on our financial position, results of operations, liquidity, or capital resources. However, a significant increase in the number of these claims or an increase in amounts owing under successful claims could materially and adversely affect our business, financial condition, and results of operations. The results of any current or future litigation cannot be predicted with certainty and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

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MANAGEMENT

The following table sets forth certain information, as of the date of this filing, regarding the individuals who we expect to serve as our executive officers and directors following the completion of this offering. We are in the process of identifying additional individuals to join our board of directors.

Name	Age	Position
Hamdi Ulukaya	49	Founder, Chief Executive Officer and Chairperson
Jody Macedonio	60	Chief Financial Officer
Peter McGuinness	52	President and Chief Operating Officer
Kathy Leo	53	Chief Legal Officer, General Counsel and Secretary
Jason Blaisure	49	Chief Supply Chain Officer
Federico Muyshondt	41	Chief Commercial Officer
Grace Zuncic	38	Chief People and Culture Officer
Michelle Brooks	46	Chief Strategy Officer and Treasurer
Giovanni (John) Prato	55	Director
Jim Walker	66	Director

Set forth below is biographical information about each of the executive officers, directors and director nominees named in the table above.

Our Executive Officers

Hamdi Ulukaya	Hamdi Ulukaya is the Founder, Chairperson and CEO of Chobani, LLC. Raised in eastern Turkey, Mr. Ulukaya founded Chobani, LLC in 2005 (incorporated as Agro-Farma, Inc. in 2004) and launched Chobani in 2007 with the mission of making better food more accessible. In less than five years, Mr. Ulukaya was named Ernst & Young LLP’s Entrepreneur of the Year as Chobani became the No. 1 selling Greek Yogurt brand in the United States. A devoted philanthropist, Mr. Ulukaya signed the Giving Pledge and founded the Tent Foundation in 2016 to help end the global refugee crisis. Mr. Ulukaya serves on the board of La Colombe Torrefaction LLC, the Pathfinder Village and the Tent Foundation. Prior to establishing Chobani, LLC, Mr. Ulukaya founded Euphrates, Inc. in 1997, where he currently serves as Chief Executive Officer and sole director. Mr. Ulukaya brings to the board of directors extensive knowledge of our business and operations.

Jody Macedonio	Since December 2020, Ms. Macedonio has served as our Chief Financial Officer. Ms. Macedonio joined Chobani from Dean Foods, a dairy company, where she served as Chief Financial Officer from 2018 to 2019. Dean Foods subsequently filed for Chapter 11 bankruptcy in November 2019. Prior to her time

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at Dean Foods, Ms. Macedonio held senior finance roles at Henkel AG, a chemical and consumer goods company, from 2012 to 2018 and PepsiCo from 1999 to 2012. Ms. Macedonio also serves on the board of 4word, a national non-profit organization for professional women.

Peter McGuinness	Since September 2020, Peter McGuinness has served as our President and Chief Operating Officer. In August 2019, Mr. McGuinness was appointed President of the Company. Mr. McGuinness served as our Chief Marketing and Commercial Officer from 2017 to 2019. Prior to such role, Mr. McGuinness served as our Chief Marketing and Brand Officer from 2013 to 2017. Mr. McGuinness came to Chobani from DDB Chicago, a global advertising agency, where he served as President and CEO from 2011 to 2013. Prior to his time at DDB Chicago, Mr. McGuinness worked as Chairman & CEO of Gotham Inc., a New York based advertising agency, from 2008 to 2011. He previously held executive roles at Momentum Worldwide and McCann Worldgroup.

Kathy Leo	Since July 2016, Kathy Leo has served as our Chief Legal Officer, General Counsel and Corporate Secretary. In 2017, Ms. Leo also served as the Company’s Interim Chief People Officer. Ms. Leo joined Chobani from Gilt Groupe, an online shopping platform, where she served as Chief Legal Officer and General Counsel from 2010 to 2016 and Chief People Officer from 2012 to 2016. Prior to her time at Gilt Groupe, Ms. Leo worked as Senior Vice President and General Counsel at United Media, a leading information and entertainment company, from 2004 to 2010. Ms. Leo serves on the board of directors of Thinx Inc.

Jason Blaisure	Since August 2020, Jason Blaisure has served as our Chief Supply Chain Officer. From 2016 to 2019, Mr. Blaisure served as the Company’s Vice President of Manufacturing and Engineering Operations. From 2011 to 2015, Mr. Blaisure served successively in the roles of Plant Superintendent, Director of Manufacturing and Plant Director of our New Berlin, New York facility. Mr. Blaisure joined Chobani from Covidien (now Medtronic Minimally Invasive Therapies), a global health care products company and manufacturer of devices, where

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he served as Production Supervisor from 2010 to 2011.

Federico Muyshondt	Since August 2020, Federico Muyshondt has served as our Chief Commercial Officer. From 2019 to 2020, Mr. Muyshondt served as our Chief Customer Officer. Mr. Muyshondt joined the Company in 2018, serving as Senior Vice President, General Manager of Sales until 2019. Mr. Muyshondt joined Chobani from Danone, a multinational food-products corporation, where he served as Senior Vice President, Sales (East/Kroger Divisions) from 2017 to 2018, Vice President, Sales (East/South/Central Divisions from 2015 to 2017) and Vice President, Commercial Strategy from 2012 to 2014.

Grace Zuncic	Since August 2019, Grace Zuncic has served as our Chief People and Culture Officer. From 2017 to 2019, Ms. Zuncic served as Senior Vice President, People, and from 2012 to 2017 served as Chief of Staff and then Senior Vice President, Corporate Development & Strategy. Ms. Zuncic joined Chobani from Goldman Sachs, a leading global investment bank, where she worked from 2010 to 2012. Prior to her time at Goldman Sachs, Ms. Zuncic worked as Senior Associate at PRTM, a private management consulting firm later acquired by PricewaterhouseCoopers.

Michelle Brooks	Since July 2021, Michelle Brooks has served as our Chief Strategy Officer and Treasurer. Ms. Brooks previously served as our Chief Business Development Officer and Treasurer from December 2020 to July 2021, our Interim Chief Financial Officer from 2019 to 2020 and our Senior Director, Treasurer from 2018 to 2019. Ms. Brooks came to Chobani from Arlon Group, an investment company focused on private food and agriculture companies, where she served as Managing Director from 2017 to 2018 and as Managing Principal from 2010 to 2017.

Our Directors

Giovanni (John) Prato	Giovanni (John) Prato is the Deputy Chair of TD Securities, the investment banking division of The TD Bank Financial Group, a role he held since September 2016. Prior to rejoining TD Securities, Inc. in 2016, Mr. Prato served as Consul General of Canada to the United States

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and Head of Mission of New York City from March 2011 to July 2016. Mr. Prato first joined TD Bank in 1991 and TD Securities in 1996, first in TD Capital Group, the merchant banking arm of TD Securities. Mr. Prato later worked in equity capital markets. Mr. Prato currently serves on the board of Restaurant Brands International, a company listed on both the TSX & NYSE and on the board of La Colombe Torrefaction LLC, a privately-held premium U.S. based coffee company. Since 2017, Mr. Prato has served on our board of directors. In addition, he sits on the board of the Foreign Policy Association. Mr. Prato has earned the Chartered Financial Analyst designation. Mr. Prato brings to the board of directors his strong financial background and deep knowledge of our business.

Jim Walker	Jim Walker is both the Head of Private Markets at HOOPP, one of our major stockholders, and Managing Partner of HOOPP Capital Partners. Mr. Walker joined HOOPP as Managing Partner of HOOPP Capital Partners in 2013. Since 2018, Mr. Walker has served as chair of the board of directors of Champion Petfoods. He has served on our board of directors since 2018. Prior to joining HOOPP, in 2013, Mr. Walker co-founded and was Managing Director of Clearspring Capital LP (previously Callisto Capital), a mid-market Canadian private equity firm. After leaving Clearspring in 2013, Mr. Walker continued to chair and asset manage Spectrum Healthcare, a leading provincial healthcare company. From 1992 to 1998, Mr. Walker was a senior officer (including President and Chief Executive Officer) of Gentra Inc., a leading publicly traded property investment and real estate merchant banking operation, part of the Brookfield group of companies. From 1987 to 1992, Mr. Walker was a partner with the law firm of Fraser & Beatty (now Dentons), specializing in mergers and acquisitions and securities law. Mr. Walker brings to the board of directors his strong background in finance and extensive industry experience.

Family Relationships

No family relationship exists by or among our executive officers and directors.

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Director Independence

Upon completion of this offering, we expect our board of directors to be majority independent. The board of directors has determined that each of                 ,                 and                is an “independent director,” as such term is defined by the applicable rules and regulations of                . We are in the process of identifying additional individuals who will serve on our board of directors upon the completion of this offering.

Controlled Company Exemption

Following this offering, through his ownership of Class B common stock, Hamdi Ulukaya will directly or indirectly control approximately    % of the voting power of our common stock with respect to director elections (or approximately    % of the voting power with respect to director elections if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). Accordingly, we intend to avail, or preserve the ability to avail, ourselves of the “controlled company” exception available under                rules, which eliminates certain requirements, such as the requirements that a company have a majority of independent directors on its board of directors, that compensation of executive officers be determined, or recommended to the board of directors for determination, by a compensation committee composed solely of independent directors, and that director nominees be selected, or recommended for the board of directors’ selection, by a nominating and corporate governance committee composed solely of independent directors. As a controlled company, we will remain subject to rules that require us to have an audit committee composed entirely of independent directors, subject to the “phase-in” rules applicable to newly public companies. Under the “phase in” rules, we must have at least three independent directors on our audit committee within one year of the effectiveness of the registration statement of which this prospectus forms a part.

If at any time we cease to be a controlled company, to the extent that is not already the case, we will take all action necessary to comply with SEC rules and regulations and the                rules, including by appointing a majority of independent directors to our board of directors and ensuring that we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to the permitted “phase-in” periods.

Board Composition

Upon the consummation of the offering, our board of directors will consist of                 directors, of which                 are expected to be independent. In accordance with our certificate of incorporation and bylaws, the number of directors on our board of directors will be determined from time to time by the board of directors (with Hamdi Ulukaya’s participation ) but shall not be less than                persons nor more than                persons.

Our certificate of incorporation will provide that our board of directors will initially be subject to annual elections. Each director will hold office until the next annual meeting of our stockholders and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. During such time, directors may be removed with or without cause, and vacancies, including as a result of newly created directorships on the board of directors, may be filled at any time by the remaining directors (with Hamdi Ulukaya’s participation).

However, from and after such time when Hamdi Ulukaya ceases own at least 50% of the combined voting power of our then-outstanding capital stock entitled to vote generally in director elections (which we refer to as the Trigger Date), the board of directors will be divided into three classes of directors, with staggered three-year terms, with the classes to be as nearly equal in number

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as possible, subject to a seven-year sunset. As a result, approximately one-third of the board of directors will be elected each year. During such time as our board is classified, our certificate of incorporation and bylaws will provide that any director may only be removed for cause and only by the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of common stock.

Role of our Board in Risk Oversight

We face a number of risks, including those described under the section titled “Risk Factors” included elsewhere in this prospectus. Our board of directors believes that risk management is an important part of establishing, updating and executing on our business strategy. Our board of directors, as a whole and at the committee level, has oversight responsibility relating to risks that could affect our corporate strategy, business objectives, compliance, operations and the financial condition and performance. Our board of directors focuses its oversight on the most significant risks facing us and on the processes to identify, prioritize, assess, manage and mitigate those risks. Our board of directors and its committees receive regular reports from members of our senior management on areas of material risk to us, including strategic, operational, financial, legal and regulatory risks. While our board of directors has an oversight role, management is principally tasked with direct responsibility for management and assessment of risks and the implementation of processes and controls to mitigate their effects on us.

Board Committees

In connection with the completion of this offering our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. These committees will be governed by their charters that will comply with the                 rules and that will be available on our website at www.chobani.com in connection with the completion of this offering. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.

Audit Committee

The primary responsibilities of our audit committee will be, among other things, to assist our board of directors in its oversight responsibilities regarding the integrity of our financial statements, the independent accountant’s qualifications and independence, and our accounting and financial reporting processes of and the audits of our financial statements. The audit committee will be empowered to retain any advisors as it deems necessary or appropriate to assist it in fulfilling its responsibilities, and to approve the fees and other retention terms of such advisors.

Upon the completion of this offering,                  ,                  and                  are expected to be the members of our audit committee. The board of directors has determined that                 qualifies as an “audit committee financial expert” as such term is defined under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and that each of                  ,                  and                  is “independent” for purposes of Rule 10A-3 of the Exchange Act and under the listing standards of                .                is expected to serve as the chair of the audit committee.

Compensation Committee

The primary responsibilities of our compensation committee will be, among other things, to periodically review and approve the compensation and other benefits for executive officers and to review and recommend to our board of directors for approval the form and amount of compensation for

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our independent directors. This will include reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers, and setting compensation for these officers based on those evaluations.

Upon the completion of this offering,                  ,                  and                  are expected to be the members of our compensation committee. The board of directors has determined that each of                  ,                  and                  is “independent” for purposes of the listing standards of                , including the heighted independence standards that apply to the compensation committee members under the                 rules. As a controlled company, we may rely upon the exemption from the                 requirement that we have a compensation committee composed entirely of independent directors.                is expected to serve as the chair of the compensation committee.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will oversee all aspects of our corporate governance functions. The committee will make recommendations to our board of directors regarding director candidates and assist our board of directors in determining the composition of our board of directors and its committees.

Upon the completion of this offering,                  ,                  and                  are expected to be the members of our nominating and corporate governance committee. The board of directors has determined that each of                  ,                  and                  is “independent” under the listing standards of                . As a controlled company, we may rely upon the exemption from the                 requirement that we have a nominating and corporate governance committee composed entirely of independent directors.                is expected to serve as the chair of the nominating and corporate governance committee.

Code of Conduct and Ethics

In connection with this offering, our board of directors intends to adopt a code of conduct and ethics that establishes the standards of ethical conduct applicable to all our directors, officers and employees. The code will address, among other things, conflicts of interest, corporate opportunities and confidentiality requirements. To the extent required under the listing rules and SEC rules, we intend to disclose future amendments to certain provisions of this code of conduct and ethics, or waivers of such provisions, applicable to any of our executive officers or directors, on our website at www.chobani.com. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.

Corporate Governance Guidelines

In connection with the completion of this offering, we intend to adopt corporate governance guidelines, which will serve as a flexible framework within which our board of directors and its committees will operate. A copy of our corporate governance guidelines will be posted on our website at www.chobani.com. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.

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Compensation Committee Interlocks and Insider Participation

Our compensation committee is expected to be composed of                  ,                  and                  . None of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors.

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COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis, or CD&A, provides an overview of our executive compensation philosophy, objectives, and design and each element of our executive compensation program with regard to the compensation awarded to, earned by, or paid to our named executive officers (our “NEOs”), during 2020, as well as certain changes we have made to executive compensation since the end of 2020.

For 2020, our NEOs were:

Name	Title
Hamdi Ulukaya	Founder, Chief Executive Officer and Chairperson
Michelle Brooks	Chief Strategy Officer and Treasurer, Former Chief Business Development Officer and Treasurer and Interim Chief Financial Officer and Treasurer(1)
Peter McGuinness	President and Chief Operating Officer
Kathy Leo	Chief Legal Officer, General Counsel and Secretary
Jason Blaisure	Chief Supply Chain Officer

(1)

Ms. Brooks served as our principal financial officer through 2020. Ms. Brooks was appointed to Chief Strategy Officer and Treasurer on July 4, 2021 and to Chief Business Development Officer and Treasurer on December 28, 2020.

Principal Objectives of Our Compensation Program for Named Executive Officers

We believe that working at Chobani is more than just a job—we strive to provide our employees with a career journey that fosters development and empowerment-based experience, opportunity, as well as competitive and relevant compensation intended to reward the achievement of Chobani’s short-term and long-term business objectives. Our compensation program, including for our NEOs, is based on three simple tenets:

•	Pay Fairly: Ensure similar jobs are paid equitably across the organization, including by conducting annual pay equity analyses, and pay components are easy to understand

•	Pay Competitively: Reflect the relevant labor market in pay opportunities for comparable jobs

•	Reward and Incentivize Performance: Review compensation annually through the lens of the market, company and individual employee performance

Our executive compensation program is designed to attract, retain and motivate an executive leadership team to drive Chobani’s long-term success, align our executives’ interests with the interests of our equity holders by reinforcing a sense of ownership and incentivize them to embody Chobani’s mission, values and entrepreneurial spirit.

Process for Setting Executive Compensation

Role of our Board of Directors and Management in Compensation Decisions

During 2020, our executive compensation program reflected our operations as a private company. Our executive compensation program was developed based on recommendations of management, in particular our Founder, Chief Executive Officer and Chairperson, our President and Chief Operating Officer and our Chief People and Culture Officer (except with respect to their own compensation) and overseen by the board of directors of FHU US Holdings (referred to as our board of directors in this CD&A). Our board of directors approves the metrics and payout levels for our long-term incentive compensation programs each year, as well as changes to base salary and annual incentive opportunities for our CEO, President and Chief Operating Officer. In addition, our board of directors approves the total compensation package of our Founder, Chief Executive and Chairperson

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and President and Chief Operating Officer. In making decisions regarding the allocation of compensation between short-term and long-term compensation, between cash and non-cash compensation, or among different forms of cash and non-cash compensation, we took into account the views and recommendations of management and our board of directors. The factors that influence such views and recommendations include internal pay equity, the experience and length of service of the executive, retention considerations, relative responsibilities among members of our executive leadership team, individual contributions by the executive, business conditions and relevant market data, within the parameters of our annual budget for compensation adjustments.

In connection with this offering, we have formed a new Compensation Committee of our board of directors to oversee our executive compensation program going forward. The Compensation Committee will evaluate the compensation of our executive leadership team against our compensation strategy and philosophy and the competitive landscape.

Use of Compensation Consultants

Prior to 2020, we engaged compensation consultants from time to time to provide market benchmarking and other advisory services to us, although we did not engage any compensation consultants in 2020. In preparation for this offering, we engaged Korn Ferry in March 2021 as a compensation consultant to advise us on executive pay and other compensation matters. Such assistance included establishing a compensation peer group and formal benchmarking process to ensure that our executive compensation program is competitive, aligns executive and equity holder incentives and offers appropriate retention and performance incentives.

Internal Pay Equity

During 2020, we conducted our annual pay equity analysis in connection with our commitment to having our employees in similar job levels paid fairly based on justifiable compensation factors, such as tenure and performance, and not on discriminatory factors, like gender and race. Across all levels, we concluded that employee gender and race do not materially affect pay.

Elements of Compensation

The main components of our executive compensation during 2020 included base salary, an annual cash bonus incentive tied to operational metrics, long-term incentive awards, special cash bonuses, and other benefits and perquisites.

Base Salary

We pay our NEOs a base salary to provide them with a fixed level of compensation commensurate with the executive’s skill, competencies, experience, contributions, and performance, as well as based on a review of market compensation. Base salaries are generally reviewed annually and as needed during the year in connection with promotions, increased responsibilities, or to maintain competitiveness in the market.

The chart below provides the base salary for each of our NEOs as of the end of 2020.

Name	Annual base salary as of December 26, 2020
Hamdi Ulukaya	$1,500,000
Michelle Brooks(1)	$275,000
Peter McGuinness(2)	$875,500
Kathy Leo(2)	$506,971
Jason Blaisure(2)	$450,000

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(1)

In her position as Interim Chief Financial Officer and Treasurer, Ms. Brooks also received quarterly completion bonuses as described under “—Cash Bonuses.” In connection with her appointment as Chief Business Development Officer and Treasurer, Ms. Brooks entered into a new employment agreement effective as of December 28, 2020, which provided for a base salary of $400,000. In connection with her appointment as Chief Strategy Officer and Treasurer, Ms. Brooks entered into an amendment to her employment agreement effective as of July 4, 2021, which provided for a base salary of $450,000.

(2)	Mr. McGuinness, Ms. Leo and Mr. Blaisure received standard merit increases to annual base salary of approximately 3% for each NEO for 2021, effective as of March 28, 2021.

Annual Incentive Plan

Our Annual Incentive Plan (“AIP”) is designed to incentivize all of our salaried employees, including our NEOs, to achieve exceptional performance measured against specified key business and financial metrics. Under our AIP, each NEO may earn from 0% to 150% of a target annual cash bonus. The target annual cash incentive amount, expressed as a percentage of base salary, is set forth in each NEO’s employment agreement or offer letter, as applicable. For 2020, the target annual bonus for each of our NEOs was as follows:

Name	Target Annual Cash Incentive (% of Base Salary)
Hamdi Ulukaya	100%
Michelle Brooks	50%
Peter McGuinness	100%
Kathy Leo	50%
Jason Blaisure	50%

In February 2020, our board of directors set company performance goals that formed the basis for earning payouts under the AIP. For each AIP metric, the board of directors set threshold, target, and maximum goals that it believed to be reasonable and reflective of then current business conditions and our business plan and budget for 2020. Our board of directors reserved the right to make adjustments to such goals based on the particular facts and circumstances arising during the fiscal year. It was our board of directors’ view that threshold levels of performance should have a higher probability of achievement and maximum levels should have lower probability of achievement, and that payouts associated with each should serve as significant incentive to employees under the AIP. The following sets forth the metrics, weightings and actual performance and payout for 2020 for the AIP:

Metric	Weighting	Threshold (50% Payout)	Target(1) (100% Payout)	Maximum (150% Payout)	Actual Performance	Weighted Percentage Payout
Consolidated Volume (in millions of lbs)(2)	One-third	707	732	757	754.2	48%
AIP EBITDA ($ in millions)(3)	One-third	$190	$210	$230	$180	0%
Free Cash Flow ($ in millions)(4)	One-third	$5	$20	$35	$35.5	50%

Total Percentage Payout						98%

(1)	If performance is between the threshold and target amounts set forth above or between the target and maximum amounts set forth above, the payout percentage is interpolated on a straight-line basis.
(2)	For purposes of the AIP, Consolidated Volume, means total pounds of product sold domestically and internationally.
(3)

For purposes of the AIP, AIP EBITDA, which is a non-GAAP financial measure, is calculated as net income (loss) before interest expense, income on swap derivative, income tax provision, property taxes, depreciation and amortization, further adjusted to reflect losses on non-recurring charges, employee and consultant benefits, litigation and one-time legal fees, and gain/loss on disposals of plants, property and equipment.

(4)	Free Cash Flow, which is a non-GAAP financial measure, is calculated as AIP EBITDA less cash interest expense, other expense, change in working capital and consolidated capital expenditures.

Following the completion of 2020 and the determination of the Company’s performance in according with the AIP performance metrics, the board of directors utilized its discretion to modestly

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increase the payout level for the 2020 AIP from 98% to 100% in recognition of the Company’s performance during the COVID-19 pandemic. The table below sets forth the annual cash incentive award paid to each NEO for 2020 under the AIP, which amounts were paid in March 2021:

Name	Annual Cash Incentive Award for 2020
Hamdi Ulukaya	$1,500,004
Michelle Brooks	$140,514
Peter McGuinness	$868,636
Kathy Leo	$251,500
Jason Blaisure	$211,329

2021 Annual Incentive Plan Actions

In February 2021, the board of directors approved adding a net revenue performance metric to the AIP for 2021 in order to further incentivize profitable growth of the business. In June 2021, the board of directors adjusted the weighting of the performance metrics as follows: net revenue (weighted 30%), consolidated volume (weighted 30%), AIP EBITDA (weighted 20%), and free cash flow (weighted 20%).

Long-Term Incentive Compensation

As part of our compensation strategy to align pay with company performance, we compensate our executive officers and other senior leadership with both long-term equity incentive compensation and long-term non-equity incentive compensation. Except for Mr. Ulukaya, who does not receive any long-term incentive compensation, the total level of long-term incentive compensation for each NEO is set in consideration of market data and internal pay considerations and is divided between equity and non-equity compensation based on the recommendations of management.

Long-Term Equity Incentive Compensation

Prior to this offering, our equity incentive program for executive officers consisted of grants of Pre-IPO Class B Units of CGH Management Holdings under the 2020 Management Plan and the 2016 Management Plan (the 2016 Management Plan together with the 2020 Management Plan, the “Management Plans”). Pre-IPO Class B Units, which will convert into Class M Units in connection with this offering, are intended to qualify as “profits interests” for U.S. income tax purposes. The purpose of our Management Plans is to advance the interests of the Company and its securityholders by enhancing the Company’s ability to attract and retain senior level employees and to encourage them to positively affect the long-term growth, profitability, and financial success of the Company by providing them with the opportunity to share in the success of the Company. Prior to this offering, FHU US Holdings was the administrator of the Management Plans, and Chobani Global Holdings is expected to continue to serve as the administrator of the Management Plans following this offering. The administrator of each of the Management Plans has full authority in all matters related to the Management Plans and has the authority to delegate those duties to a committee or individual. The Pre-IPO Class B Units do not have voting rights. Awards of Pre-IPO Class B Units under the Management Plans are made to eligible participants upon commencement of, and during the course of, their employment with the Company.

Prior to this offering, there were 42,635,870 Pre-IPO Class B Units authorized for issuance under the Chobani Incentive Plan, representing 12.5% of the fully diluted equity of the Company (assuming the issuance of all Pre-IPO Class B Units reserved under the Chobani Incentive Plan). Of Pre-IPO Class B Units authorized for issuance, as of December 26, 2020, there were 15,113,424 Pre-IPO

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Class B Units issued and outstanding in connection with awards under the 2016 Management Plan (of which 13,872,190 were vested and 1,241,234 were unvested) and 5,966,065 Pre-IPO Class B Units issued and outstanding in connection with awards under the 2020 Management Plan (of which 673,395 were vested and 5,292,670 were unvested), representing, in the aggregate, 6.2% of all common units of the Company. Following the adoption of the CGH LLC Agreement, the Pre-IPO Class B Units will be reclassified into Class M Units.

Following the adoption of the CGH LLC Agreement, the Pre-IPO Class B Units will be reclassified into Class M Units. Subject to certain restrictions, the holders of Class M Units will have the right to exchange their vested Class M Units into a number of shares of Class A common stock (or cash) that will generally be equal in value to the implied “spread value” of the corresponding Class M Units (calculated on a per unit basis based on the excess of (i) the public trading price of Class A common stock at the time of the exchange multiplied by the total number of outstanding shares of Class A common stock at the time of the exchange on a fully diluted basis, over (ii) the applicable Participation Threshold (as defined under “—2016 Management Plan” below) of such Class M Units). Based on the anticipated public offering price of between $            and $            per share and a total of            Class A common shares outstanding immediately following the offering (assuming that the underwriters exercise their option to purchase an additional            shares of our Class A common stock at such time), the value in prong (i) of this calculation would range from $            to $            . For additional information on the applicable Participation Threshold for Pre-IPO Class B Units held by our NEOs as of December 26, 2020, see the “Outstanding Equity Awards at 2020 Fiscal Year-End” table and footnotes that follow below. For additional information on the applicable Participation Threshold for Pre-IPO Class B Units granted to our NEOs since such date, see “—2021 Long-Term Equity Incentive Compensation Actions” below.

Chobani Global Holdings also maintains the 2016 Growth Sharing Plan and the 2020 Value Sharing Plan for non-senior level employees, including Chobani’s frontline employees. Awards under the Growth Sharing Plan and the Value Sharing Plan may be settled in cash or securities. As of December 26, 2020, there were 5,007,095 units issued and outstanding in connection with awards under the Growth Sharing Plan and 9,347,051 units issued and outstanding in connection with awards under the Value Sharing Plan, representing, in the aggregate, approximately 4% of the common units of the Company on a fully diluted basis. Any units granted under the 2016 Growth Sharing Plan or 2020 Value Sharing Plan that are settled in Pre-IPO Class B Units, as well as Pre-IPO Class B Units granted under the 2016 Management Plan or 2020 Management Plan, decrease the Pre-IPO Class B Units available for issuance under the Chobani Incentive Plan.

2016 Management Plan

CGH Management Holdings maintains the 2016 Management Plan pursuant to which employees, officers, directors, consultants, and other service providers of the Company were previously eligible to receive awards of Pre-IPO Class B Units entitling such participants to receive consideration in excess of a threshold value determined by the administrator (the “Participation Threshold”) subject to specified vesting requirements. The Participation Threshold was set by the administrator at the then-current independent third-party valuation of the Company at the time of grant approved by our board of directors. The Pre-IPO Class B Units were subject to performance-based and time-based vesting over a four-year period. Any performance-based vesting units that did not vest in a particular year due to failure to achieve the applicable performance metric were carried forward for two years and eligible to vest in those years subject to achievement of the then-applicable performance metric (the “Carry-Forward Units”). In January 2020, the Company amended the 2016 Management Plan to eliminate the performance-based vesting and Carry Forward Units provisions – see “—2020 Long-Term Equity Incentive Compensation Actions” below. Class B Units granted from Chobani Global Holdings to CGH Management Holdings pursuant to the Chobani Incentive Plan are used for the awards of Pre-IPO

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Class B Units. As of December 26, 2020, 15,113,424 Pre-IPO Class B Units of CGH Management Holdings were outstanding under the 2016 Management Plan.

The 2016 Management Plan was retired effective as of January 1, 2020, and no awards have been made under the 2016 Management Plan since such date. To the extent any Pre-IPO Class B Units subject to an award fail to vest or are cancelled, terminated, expired, exchanged, or forfeited, such Pre-IPO Class B Units become available for future grants under the 2020 Management Plan. Unless otherwise provided in the equity grant agreement, unvested awards are forfeited upon termination of employment.

No equity awards were granted under the 2016 Management Plan during 2020.

2020 Management Plan

CGH Management Holdings maintains the 2020 Management Plan pursuant to which employees, officers, directors, consultants, and other service providers of the Company are eligible to receive Pre-IPO Class B Units. Class B Units granted by Chobani Global Holdings to CGH Management Holdings pursuant to the Chobani Incentive Plan are used for the award of Pre-IPO Class B Units. The Participation Threshold is set by the administrator at the then-current independent third-party valuation of the Company at the time of grant as approved by our board of directors. The Pre-IPO Class B Units are subject to annual time-based vesting over a four-year period.

Only Pre-IPO Class B Units are used for awards under the 2020 Management Plan. To the extent any Pre-IPO Class B Units subject to an award (either under the 2016 Management Plan or the 2020 Management Plan) fail to vest or are cancelled, terminated, expired, exchanged, or forfeited, such Pre-IPO Class B Units again become available for future grants under the 2020 Management Plan. Unless otherwise provided in the equity grant agreement, unvested awards are forfeited upon termination of employment. As of December 26, 2020, 5,966,065 Pre-IPO Class B Units of CGH Management Holdings were outstanding under the 2020 Management Plan.

2020 Long-Term Equity Incentive Compensation Actions

During 2020, the following NEOs were awarded additional Pre-IPO Class B Units under the 2020 Management Plan. Mr. Ulukaya did not receive any equity incentive awards during 2020.

Name	Pre-IPO Class B Units Granted (#)
Michelle Brooks	48,530
Peter McGuinness	1,422,418
Kathy Leo	205,918
Jason Blaisure	188,261

In January 2020, the terms of all outstanding Pre-IPO Class B Units held by current employees as of February 15, 2020 were amended as follows:

•	The Participation Threshold of all units was modified to reflect the then-current independent third party valuation of Chobani;

•	Any Carry-Forward Units that had been carried forward from prior years, but had not yet vested due to failure to achieve certain performance goals in prior years, were fully vested; and

•	Outstanding unvested Pre-IPO Class B Units subject to performance-based vesting were converted to time-based vesting units.

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These changes were made in order to pass on additional value to employees and better align employee participation with the Company’s future growth. Our board of directors approved each of these actions as being in the best interest of Chobani.

2021 Long-Term Equity Incentive Compensation Actions

In March 2021, Ms. Brooks received a promotion grant of 115,635 Pre-IPO Class B Units with a Participation Threshold of $2.344 billion and Mr. Blaisure received a performance grant of 100,000 Pre-IPO Class B Units with a Participation Threshold of $2.344 billion. In June 2021, Ms. Brooks also received an additional performance grant of 65,000 Pre-IPO Class B Units that vests in equal annual installments over four years from the date of grant, with a participation threshold of $5.23 billion.

In connection with the termination of our Long-Term Cash Incentive Program, as described under “—Long-Term Non-Equity Cash Incentive Compensation” below, in June 2021, Mr. McGuinness received a grant of 155,817 Pre-IPO Class B Units, Ms. Leo received a grant of 22,476 Pre-IPO Class B Units, Mr. Blaisure received a grant of 19,950 Pre-IPO Class B Units, and Ms. Brooks received a grant of 17,217 Pre-IPO Class B Units. Subject to the recipient’s continued employment, all of these units will vest in full on December 31, 2023, and all of the units have a participation threshold of $5.23 billion.

Long-Term Non-Equity Cash Incentive Compensation

Prior to this offering, we also maintained the 2020 Long-Term Cash Incentive Plan (the “LTIP”) pursuant to which senior-level employees of the Company were eligible to earn an award, which entitled the participant to receive cash consideration upon the achievement of company performance goals during the two-year performance period. During 2020, the following NEOs were granted the following award opportunities under the LTIP:

Name	LTIP Grant ($)
Michelle Brooks	$140,250
Peter McGuinness	$1,122,000
Kathy Leo	$162,428
Jason Blaisure	$132,000

The grants are subject to achievement of company performance goals during the two-year performance period from December 27, 2019 to December 25, 2021 (the 2020 and 2021 fiscal years). The Company performance goals for the LTIP are the same as the goals set for the AIP for 2020 and 2021, and for 2020, were earned at 100% as described under “Annual Incentive Plan” above. However, in order to receive payment for the grant, the NEO must remain employed until the date of payment, which is expected to be in March 2022.

In June 2021, our board of directors approved the discontinuance of this LTIP, replacing it with the equity grants described under “2021 Long-Term Equity Incentive Compensation Actions” above.

Cash Bonuses

We pay one-time special cash bonuses to our NEOs in order to retain talent and reward exceptional performance. During 2020, the following NEOs earned cash bonuses described below:

Name	Total Cash Bonuses ($)
Michelle Brooks(1)(2)	$274,000
Peter McGuinness(3)	$150,000
Kathy Leo(1)	$10,000
Jason Blaisure(1)(4)	$60,000

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

(1)	Ms. Brooks, Ms. Leo and Mr. Blaisure were each awarded a $10,000 bonus to reward exceptional leadership and performance during the COVID-19 pandemic.
(2)

Under the terms of her employment agreement, Ms. Brooks received quarterly completion bonuses totaling $264,000 for successfully closing four financial quarters in her role as Interim Chief Financial Officer and Treasurer, as described in more detail under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements—Michelle Brooks.”

(3)

Under the terms of his employment agreement, Mr. McGuinness received a special, one-time $75,000 bonus payment in recognition of his increased role and responsibilities as Chief Operating Officer and an additional $75,000 bonus based on the Company’s achievement of the goals under the AIP, each as described in more detail under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements—Peter McGuinness.”

(4)

Under the terms of his employment agreement, Mr. Blaisure received a performance bonus of $50,000, as described in more detail under “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table—Employment Agreements —Jason Blaisure.”

Other Benefits and Perquisites

Health and Welfare Benefits

Our NEOs are eligible to participate in the general health and welfare plans on the same terms offered to all Chobani employees, including Chobani’s frontline employees.

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan in which our NEOs participate. All of our NEOs are eligible to participate in our 401(k) plan (a tax-qualified defined contribution plan), which is a broad-based retirement plan in which generally all of our U.S.-based employees can participate. Under the 401(k) plan, we make discretionary matching contributions which, for all employees, including our NEOs, is a 100% match on the first 3% of salary contributed and a 50% match on any additional 2% of salary contributed, for a total of a 4% match subject to certain limits under the Code (as defined herein).

We believe that our retirement programs serve as an important tool to attract and retain our NEOs and other employees. We also believe that offering the ability to create stable retirement benefits encourages our NEOs and other employees to make a long-term commitment to us.

Severance Benefits under Employment Agreements

We have entered into employment agreements or offer letters with each of our NEOs, which are described in more detail under “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” and “—Potential Payments Upon Termination or Change in Control—Employment Agreements” below. The employment agreements provide our NEOs with severance protection, which is designed to be fair and competitive in order to aid in attracting and retaining experienced executives.

Perquisites

During 2020, we provided our Founder with the following perquisites: (i) vehicle expenses associated with Company cars maintained for Mr. Ulukaya’s use while visiting our manufacturing plants in Twin Falls, Idaho and New Berlin, New York, and (ii) provision of a personal assistant to Mr. Ulukaya, who, in addition to performing services relating to the Company, also provides non-business related services. Other NEOs received more limited perquisites, such as commuting expenses, during 2020, as described in more detail under “—Summary Compensation Table” below.

In addition to these benefits, over the past three fiscal years Mr. Ulukaya also received a monthly housing stipend and payment of other housing expenses and personal car services for himself and his

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family; however, he has fully reimbursed the Company the cost of the housing stipend and housing and car expenses for 2020. Beginning in 2021, Mr. Ulukaya’s family office was also permitted to use certain Chobani office space, which has no incremental cost to the Company.

Other Matters

Tax and Accounting Implications of Executive Compensation Decisions

Historically, as we have not been publicly traded, we have not previously taken the deductibility limit imposed by Section 162(m) of the Code into consideration in making compensation decisions. However, we expect that following the consummation of this offering, we may authorize compensation payments that exceed the deductibility limitation under Section 162(m) of the Code when we believe that such payments are appropriate to attract and retain executive talent. In addition, assuming Treasury Regulations that were proposed in 2019 take effect, amounts in excess of the $1 million threshold paid pursuant to our existing employment agreements and other arrangements may be nondeductible.

We account for the Pre-IPO Class B Units granted to our NEOs in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”), which requires us to estimate the expense of an award over the vesting period applicable to such award.

Risk Assessment

We do not believe that our executive and non-executive compensation programs encourage excessive or unnecessary risk taking, and any risk inherent in our compensation programs is unlikely to have a material adverse effect on us.

Other Compensation Policies

While the Company currently has no such formal policies in place, as a result of this offering, the Compensation Committee expects to review and consider the implementation of formal executive and director stock ownership and retention requirements, anti-hedging and anti-pledging policies, and a compensation clawback policy.

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Executive Compensation Tables

Summary Compensation Table

The table below sets forth the compensation earned by our NEOs during 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Hamdi Ulukaya	2020	$1,500,000	$—	$—	$1,500,004	$23,391	$3,023,395
Founder, Chief Executive Officer and Chairperson
Michelle Brooks	2020	$281,029	$274,000	$76,076	$140,514	$11,817	$783,436
Chief Strategy Officer and Treasurer(5)
Peter McGuinness	2020	$868,635	$75,000	$2,062,506	$943,636	$50,319	$4,000,096
President and Chief Operating Officer
Kathy Leo	2020	$502,995	$10,000	$298,581	$251,500	$14,970	$1,078,046
Chief Legal Officer, General Counsel and Secretary
Jason Blaisure	2020	$422,654	$60,000	$272,978	$211,329	$11,850	$978,811
Chief Supply Chain Officer

(1)

Amounts in this column include the one-time special cash bonuses granted to our NEOs in 2020 in order to retain talent and reward exceptional performance as described further under “Elements of Compensation—Cash Bonuses” above.

(2)

Amounts in this column represent the aggregate grant date fair value of the Pre-IPO Class B Units granted to each NEO during 2020 calculated in accordance with FASB ASC Topic 718. In addition, the amounts in this column for Ms. Brooks include $5,708 attributable to the modification of certain of her Pre-IPO Class B Units during 2020, which was calculated in accordance with FASB ASC Topic 718. For additional information regarding the assumptions underlying this calculation, please read Note 13 to our consolidated financial statements for 2020.

(3)	Amounts in this column include payments made to the NEOs under the AIP.
(4)

Amounts in this column include (i) matching contributions under our 401(k) plan made during 2020, (ii) life insurance premiums paid by us for the benefit of the NEOs, (iii) for Mr. McGuinness, $38,229 in commuting expenses and (iv) for Mr. Ulukaya, costs associated with company-owned vehicles and costs allocated to the non-business duties of Mr. Ulukaya’s personal assistant.

(5)	Ms. Brooks served as Interim Chief Financial Officer from 2019 through December 28, 2020 and as Chief Business Development Officer and Treasurer from December 28, 2020 through July 4, 2021.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

2020 Grants of Plan-Based Awards Table

The following table includes information regarding annual cash incentive awards under the AIP, awards under the LTIP and grants of Pre-IPO Class B Units granted to the NEOs, in each case, during 2020.

Name	Type of Award	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All other stock awards: Number of shares of stock or units(2)	Grant Date Fair Value of Stock Awards ($)(3)
				Threshold ($)	Target ($)	Maximum ($)
Hamdi Ulukaya	AIP			750,000	1,500,000	2,250,000
Michelle Brooks	AIP			70,257	140,514	210,771
	LTIP			70,125	140,250	210,375
	Pre-IPO Class B Units	2/15/20	1/30/20				48,530	76,076
Peter McGuinness	AIP			434,318	868,636	1,302,954
	LTIP			561,000	1,122,000	1,683,000
	Pre-IPO Class B Units	2/15/20	1/30/20				1,422,418	2,062,506
Kathy Leo	AIP			125,750	251,500	377,250
	LTIP			81,214	162,428	243,641
	Pre-IPO Class B Units	2/15/20	1/30/20				205,918	298,581
Jason Blaisure	AIP			105,665	211,329	316,994
	LTIP			66,000	132,000	198,000
	Pre-IPO Class B Units	2/15/20	1/30/20				188,261	272,978

(1)

Amounts in these columns represent the threshold, target and maximum payments for annual cash incentive awards under the AIP and the two-year LTIP for 2020, as described further under “Elements of Compensation—Long-Term Incentive Compensation—Long-Term Non-Equity Cash Incentive Compensation” above. Threshold amounts represent the amount that would become payable if the threshold performance level were achieved under all metrics associated with the AIP or LTIP, as applicable.

(2)	Amounts in this column represent Pre-IPO Class B Units granted to the NEOs during 2020.
(3)

Amounts in this column represent the aggregate grant date fair value of the Pre-IPO Class B Units granted during 2020, calculated in accordance with FASB ASC Topic 718. For additional information regarding the assumptions underlying this calculation please read Note 13 to our consolidated financial statements for 2020. Please read “ —Compensation Discussion and Analysis—Elements of Compensation—Long-Term Equity Incentive Compensation” above for more information regarding these grants.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

Employment Agreements

Hamdi Ulukaya

Mr. Ulukaya is party to an employment agreement with us dated June 27, 2018, as amended on December 20, 2018. Pursuant to his employment agreement, Mr. Ulukaya is entitled to receive an annual base salary of $1,500,000, an annual bonus targeted at 100% of his base salary subject to the achievement of AIP performance metrics for the relevant year, participation in our standard employee benefit programs, including health plans, retirement plans, paid time off and similar benefits, that are generally offered to all employees, and other customary terms and conditions. In addition, Mr. Ulukaya is entitled to reimbursement for expenses incurred for business and personal private aircraft travel in an amount not to exceed $3,000,000 in a single calendar year, as well as reimbursement of certain housing and vehicle expenses. Mr. Ulukaya received reimbursements for certain travel expenses

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

under this provision of his agreement for the past three fiscal years. He has fully reimbursed the Company for any payments made under this provision related to his personal travel in 2020.

Michelle Brooks

In connection with Ms. Brooks’ appointment as Interim Chief Financial Officer and Treasurer, we entered into a letter agreement with Ms. Brooks on September 4, 2019, which set her annual base salary to $275,000 (subject to increase under the Company’s annual merit process) and her annual bonus target to 50% of her base salary. In addition, in her interim position, Ms. Brooks was also entitled to receive a quarterly completion bonus of $66,000 per quarter following the successful close of each financial quarter. We ceased paying the quarterly completion bonus in connection with Ms. Brooks’ appointment as Chief Business Development Officer and Treasurer in December 2020, resulting in payment of total completion bonuses in 2020 of $264,000 for the successful completion of four financial quarters.

In connection with her appointment as Chief Business Development Officer and Treasurer in December 2020, we entered into a new employment agreement with Ms. Brooks on December 7, 2020 (as amended on February 26, 2021, the “2021 Brooks Employment Agreement”), effective as of December 28, 2020, pursuant to which Ms. Brooks was entitled to receive a base salary of $400,000 (subject to increase under the Company’s annual merit process), annual bonus targeted at 50% of her base salary subject to the achievement of AIP performance metrics for the relevant year, a grant under the 2020 Management Plan of 115,635 Pre-IPO Class B Units in recognition of her time of service as Interim Chief Financial Officer and Treasurer and appointment as Chief Business Development Officer and Treasurer, an award under the LTIP with a two-year target cash value of $140,250, participation in benefit programs, including health plans, retirement plans, paid time off and similar benefits and other customary terms and conditions, including covenants regarding non-competition and non-solicitation.

In connection with her appointment as Chief Strategy Officer and Treasurer, we entered into an amendment to the 2021 Brooks Employment Agreement, effective as of July 4, 2021 (the “Amended 2021 Brooks Employment Agreement”), pursuant to which Ms. Brooks is entitled to receive a base salary of $450,000 (subject to increase under the Company’s annual merit process) and nine months of severance benefits as further described under “Potential Payments Upon Termination or Change in Control – Employment Agreements – Michelle Brooks.”

Peter McGuinness

Mr. McGuinness is party to an employment agreement with us dated February 12, 2020. Pursuant to his employment agreement, Mr. McGuinness is entitled to receive an annual base salary of $875,500 (subject to increase under the Company’s annual merit process and with approval of the board of directors), annual bonus targeted at 100% of his base salary subject to the achievement of AIP performance metrics for the relevant year, a grant under the 2020 Management Plan of 1,422,418 Pre-IPO Class B Units, an award under the LTIP with a target cash value of $1,122,000, participation in benefit programs, including health plans, retirement plans, paid time off and similar benefits and other customary terms and conditions, including covenants regarding non-competition and non-solicitation. In addition, Mr. McGuinness was entitled to an additional one-time special bonus for 2020 in an amount of up to $150,000: up to $75,000 was payable to Mr. McGuinness based on the Company’s achievement of the AIP targets and another $75,000 was payable in recognition of his increased role as Chief Operating Officer (the “2020 McGuinness Bonus”).

Kathy Leo

Ms. Leo is party to an employment agreement with us dated May 10, 2016. Ms. Leo’s employment agreement established her initial annual base and target bonus level, provided for a grant

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under the 2016 Management Plan and participation in benefit programs, including health plans, retirement plans, paid time off and similar benefits, and included other customary terms and conditions, including covenants regarding non-competition and non-solicitation.

Jason Blaisure

Mr. Blaisure is party to an offer letter with us dated November 1, 2011, as amended in August 2018 and August 21, 2020. Pursuant to this offer letter, Mr. Blaisure is entitled to receive an annual base salary of $450,000 (subject to increase under the Company’s annual merit process), annual bonus targeted at 50% of his base salary subject to the achievement of AIP performance metrics for the relevant year, a cash performance bonus of $50,000 in 2018, 2019 and 2020, and participation in benefit programs, including health plans, retirement plans, paid time off and similar benefits and other customary terms and conditions, including covenants regarding non-competition and non-solicitation.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table reflects information regarding outstanding unvested Pre-IPO Class B Units under the Management Plan held by our NEOs as of December 26, 2020.

Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market value of shares or units of stock that have not vested ($)(1)
Michelle Brooks(2)	60,546	0
Peter McGuinness(3)	1,066,813	0
Kathy Leo(4)	205,918	0
Jason Blaisure(5)	146,425	0

(1)

The Pre-IPO Class B Units are intended to qualify as “profits interests” for U.S. tax purposes. They do not require the payment of an exercise price, but are economically similar to stock appreciation rights because they have no value for tax purposes as of the grant date and will obtain value only as the value of the underlying value of the security rises above its grant date value, which is referred to as the “Participation Threshold.” Because, in each case, the unvested Pre-IPO Class B Units would not have been entitled to any distributions upon a liquidation as of December 26, 2020, we believe that, like stock appreciation rights, they are properly reported as having $0 value as of that date.

(2)

Ms. Brooks’ unvested Pre-IPO Class B Units were granted with the following Participation Threshold and have vested or will vest ratably on the following vesting dates subject to her continued employment with us through each vesting date:

Number of Pre-IPO Class B Units	Participation Threshold (amount in billions)	Vesting Dates
24,149	$2.185	December 31, 2020, December 31, 2021 and December 31, 2022
36,397	$2.185	September 30, 2021, September 30, 2022 and September 30, 2023

(3)

Mr. McGuinness’ unvested Pre-IPO Class B Units were granted with the following Participation Threshold and have vested or will vest ratably on the following vesting dates subject to his continued employment with us through each vesting date:

Number of Pre-IPO Class B Units	Participation Threshold (amount in billions)	Vesting Dates
1,066,813	$2.185	December 31, 2020, December 31, 2021 and December 31, 2022

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

(4)

Ms. Leo’s unvested Pre-IPO Class B Units were granted with the following Participation Threshold and have vested or will vest ratably on the following vesting dates subject to her continued employment with us through each vesting date:

Number of Pre-IPO Class B Units	Participation Threshold (amount in billions)	Vesting Dates
205,918	$2.185	December 31, 2020, December 31, 2021, December 31, 2022 and December 31, 2023

(5)

Mr. Blaisure’s unvested Pre-IPO Class B Units were granted with the following Participation Threshold and have vested or will vest ratably on the following vesting dates subject to his continued employment with us through each vesting date:

Number of Pre-IPO Class B Units	Participation Threshold (amount in billions)	Vesting Dates
125,507	$2.185	December 31, 2020, December 31, 2021 and December 31, 2022
20,918	$2.185	June 30, 2021, June 30, 2022, June 30, 2023 and June 30, 2024

Option Exercises and Stock Vested

The following table reflects the Pre-IPO Class B Units held by our NEOs which vested during 2020.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Michelle Brooks	21,738	0
Peter McGuinness	465,603	0
Kathy Leo	168,438	0
Jason Blaisure	93,772	0

(1)

As described above under “—Outstanding Equity Awards at 2020 Fiscal Year End,” we believe that the Pre-IPO Class B Units that vested during 2020 are similar to stock appreciation rights and had $0 value upon vesting in 2021 and as of December 26, 2020 because they would not have received any payments upon a liquidation as of that date.

Potential Payments Upon Termination or Change in Control

Employment Agreements

Hamdi Ulukaya

Mr. Ulukaya is not entitled to severance benefits under his employment agreement.

Michelle Brooks

During 2020, Ms. Brooks was not entitled to severance benefits or any payments upon change in control. The Amended 2021 Brooks Employment Agreement, which was not in effect as of our 2020 fiscal year end, provides severance benefits of nine months of her base salary paid in accordance with Chobani’s normal payroll cycle in the event she is terminated without “Cause” or she resigns for “Good Reason,” in each case, subject to her execution of a release of claims and continued compliance with her confidentiality agreement. “Cause” and “Good Reason” are defined in her employment agreement.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Peter McGuinness

Mr. McGuinness’ employment agreement provides severance benefits in the event he is terminated without “Cause,” resigns for “Good Reason,” or is terminated due to his death or “Disability,” in each case, subject to his execution of a release of claims and continued compliance with his confidentiality agreement. “Cause,” “Good Reason” and “Disability” are defined in his employment agreement. Upon each of these events, Mr. McGuinness is entitled to receive 100% of his AIP payment for the fiscal year during which termination occurred, in accordance with the payout approved by the Board for such fiscal year, and 18 months of base salary paid in accordance with Chobani’s normal payroll cycle. In addition, if Mr. McGuinness had been terminated during 2020, he would have been entitled to receive the 2020 McGuinness Bonus in accordance with the payout approved by the Board and Mr. Ulukaya.

Kathy Leo

Ms. Leo’s employment agreement provides severance benefits in the event she is terminated without “Cause” or she resigns for “Good Reason,” in each case, subject to her execution of a release of claims and continued compliance with her confidentiality agreement. “Cause” and “Good Reason” are defined in her employment agreement. Upon either of these events, Ms. Leo is entitled to receive her annual bonus for the fiscal year in which her termination occurs, which amount may not be less than 50% of her then-current base salary regardless of the payout level approved by the Board, and payment of her then-current base salary paid ratably in 12 monthly installments.

Jason Blaisure

Mr. Blaisure is not entitled to severance benefits under his offer letter.

Pre-IPO Class B Units (Converting Into Class M Units)

All unvested Pre-IPO Class B Units will be converted into Class M Units in connection with this offering. Such units become fully vested upon the occurrence of a “Sale of Chobani,” provided that Chobani’s equity value as of the date of the sale equals or exceeds $3,000,000,000, subject to each NEO’s continued employment through such event. If Chobani’s equity value is less than $3,000,000,000 as of the date of a “Sale of Chobani,” any unvested units will remain unvested. A “Sale of Chobani” is defined as set forth in the 2016 Management Plan and 2020 Management Plan and will not occur upon the closing of this offering for purposes of the Pre-IPO Class B or Class M units.

In the event of an NEO’s termination for “Cause,” each vested Pre-IPO Class B Unit is forfeited as of the termination date for no consideration. For purposes of the Pre-IPO Class B Units, “Cause” is defined in the 2016 Management Plan and 2020 Management Plan, as applicable.

Additionally, the Pre-IPO Class B Units are subject to customary repurchase rights in favor of Chobani in the event of the NEO’s termination of employment other than for Cause.

Quantification of Potential Payments Upon Termination of Employment

The table below sets forth the aggregate amounts that would have been payable to each NEO under the Employment Agreements, as described above, assuming the applicable NEO’s termination of employment event occurred on December 26, 2020. As noted above, Mr. Ulukaya and Mr. Blaisure are not entitled to any severance benefits under their respective employment agreement or offer letter and Ms. Brooks’ severance benefits were not in effect as of December 26, 2020. None of the Pre-IPO

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Class B Units that would accelerate in the event of a Sale of Chobani would have had any value had such sale occurred as of December 26, 2020 given their applicable Participation Thresholds.

Name	Termination without Cause or Resignation for Good Reason ($)(1)
Peter McGuinness	$2,331,886
Kathy Leo	$758,471

(1)

These amounts were determined as follows. For Mr. McGuinness, this includes 18 months of his base salary ($1,313,250), his AIP payment for 2020 ($868,636) and the 2020 McGuinness Bonus ($150,000). For Ms. Leo, this includes 12 months of her base salary ($506,971) and her AIP payment for 2020 ($251,500).

2021 Equity Incentive Plan

In advance of this offering, we expect to adopt the Chobani Inc. 2021 Equity Incentive Plan (the “2021 Plan”). The purpose of the 2021 Plan is to promote and closely align the interests of our employees, officers, non-employee directors, and other service providers and our stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the 2021 Plan are to attract and retain the best available personnel and to motivate participants to optimize the profitability and growth of the Company through incentives that are consistent with our goals and that link the personal interests of participants to those of our stockholders. The 2021 Plan will allow for the grant of stock options, both incentive stock options and “non-qualified” stock options; stock appreciation rights (SARs), alone or in conjunction with other awards; restricted stock and restricted stock units (RSUs); incentive bonuses, which may be paid in cash, stock, or a combination thereof; and other stock-based awards. We refer to these collectively herein as Awards.

The following description of the 2021 Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2021 Plan, a copy of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Stockholders and potential investors are urged to read the 2021 Plan in its entirety. Any capitalized terms which are used in this summary description but not defined here or elsewhere in this prospectus have the meanings assigned to them in the 2021 Plan.

Following this offering, we do not expect to make any additional grants under the Chobani Incentive Plan.

Administration

The 2021 Plan will be administered by our Compensation Committee, or such other committee designated by our board of directors to administer the plan, which we refer to herein as the Administrator. The Administrator will have broad authority, subject to the provisions of the 2021 Plan, to administer and interpret the 2021 Plan and Awards granted thereunder. All decisions and actions of the Administrator will be final.

Stock Subject to 2021 Plan

The maximum number of shares of Class A common stock that may be issued under the 2021 Plan will not exceed                shares (the “Share Pool”), subject to certain adjustments in the event of a change in our capitalization. Shares of Class A common stock issued under the 2021 Plan may be either authorized and unissued shares or previously issued shares acquired by us. On termination or expiration of an Award under the 2021 Plan, in whole or in part, the number of shares of Class A common stock subject to such Award but not issued thereunder or that are otherwise forfeited back to

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

the Company will again become available for grant under the 2021 Plan. Additionally, shares retained or withheld in payment of any exercise price, purchase price or tax withholding obligation of an Award will again become available for grant under the 2021 Plan.

Types of Awards

Stock Options.    All stock options granted under the 2021 Plan will be evidenced by a written agreement with the participant, which provides, among other things, whether the option is intended to be an incentive stock option or a non-qualified stock option, the number of shares subject to the option, the exercise price, exercisability (or vesting), the term of the option, which may not generally exceed ten years, and other terms and conditions. Subject to the express provisions of the 2021 Plan, options generally may be exercised over such period, in installments or otherwise, as the Administrator may determine. The exercise price for any stock option granted may not generally be less than the fair market value of the Class A common stock subject to that option on the grant date. The exercise price may be paid in cash or such other method as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares or withholding of shares deliverable upon exercise. Other than in connection with a change in our capitalization, we will not, without stockholder approval, reduce the exercise price of a previously awarded option, and at any time when the exercise price of a previously awarded option is above the fair market value of a share of Class A common stock, we will not, without stockholder approval, cancel and re-grant or exchange such option for cash or a new Award with a lower (or no) exercise price.

Stock Appreciation Rights or SARs.    SARs may be granted alone or in conjunction with all or part of a stock option. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the Class A common stock at the time of exercise exceeds the exercise price of the SAR. This amount is payable in Class A common stock, cash, restricted stock, or a combination thereof, at the Administrator’s discretion.

Restricted Stock and RSUs.    Awards of restricted stock consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of cash or stock to the participant only after specified conditions are satisfied. The Administrator will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.

Incentive Bonuses.    Each incentive bonus will confer upon the participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a specified performance period. The Administrator will establish the performance criteria and level of achievement versus these criteria that will determine the threshold, target, and maximum amount payable under an incentive bonus, which criteria may be based on financial performance and/or personal performance evaluations. Payment of the amount due under an incentive bonus may be made in cash or shares, as determined by the Administrator.

Other Stock-Based Awards.    Other stock-based awards are Awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of stock.

Performance Criteria.    The Administrator may specify certain performance criteria which must be satisfied before Awards will be granted or will vest. The performance goals may vary from participant to participant, group to group, and period to period.

Transferability

Awards generally may not be sold, transferred for value, pledged, assigned or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each option or SAR may be exercisable only by the participant during his or her lifetime.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Amendment and Termination

Our board of directors has the right to amend, alter, suspend or terminate the 2021 Plan at any time, provided certain amendments may not be made without stockholder approval. No amendment or alteration to the 2021 Plan or an Award or Award agreement will be made that would materially impair the rights of the holder, without such holder’s consent; however, no consent will be required if the Administrator determines in its sole discretion and prior to the date of any change in control that such amendment or alteration either is required or advisable in order for us, the 2021 Plan or such Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated. The 2021 Plan is expected to be adopted by our board of directors and our stockholders in connection with this offering and will remain in effect until terminated by our board of directors.

Director Compensation

The table below describes the compensation provided to our non-employee directors in 2020:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Giovanni (John) Prato	$80,000	—	$80,000
Jim Walker(2)	—	—	—

(1)

As of the end of 2020, Mr. Prato held 170,312 Pre-IPO Class B Units, of which 94,937 were unvested. Mr. Prato’s unvested Pre-IPO Class B Units were granted with the following Participation Threshold and have vested or will vest ratably on the following vesting dates subject to his continued service through each vesting date:

Number of Pre-IPO Class B Units	Participation Threshold (amount in billions)	Vesting Dates
94,937	$2.185	December 31, 2020, December 31, 2021 and December 31, 2022

(2)	Mr. Walker is an employee of our noncontrolling shareholder, HOOPP, and did not receive any compensation from Chobani for his service on our board.

In addition to the compensation described above, each of our non-employee directors were offered reimbursement for reasonable, documented out-of-pocket expenses in connection with performing their duties.

In June 2021, Mr. Prato received a grant of 284,037 Pre-IPO Class B Units.

In June of 2021 in connection with the consummation of this offering, our board of directors approved a director compensation program pursuant to which members of our board of directors who are not employees or officers of Chobani will receive:

•	An annual cash retainer of $80,000;

•	An annual equity retainer with a grant date value of $120,000;

•	An additional annual cash retainer of $25,000 should we have an lead independent director;

•	Additional annual cash retainers of $20,000, $15,000, and $10,000, respectively, for serving as the chairperson of the audit, compensation or nominating and governance committee.

In addition, our non-employee directors are also expected to receive an initial equity award upon joining the Board with a grant date value of $250,000 that vests annually over three years.

We also expect that our director compensation program will provide each director with reimbursement for reasonable travel and miscellaneous expenses incurred in attending meetings and activities of our board of directors and its committees.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our Class A common stock and Class B common stock as of the date of this prospectus by (1) each person known to us to beneficially own more than 5% of the outstanding shares of our Class A common stock or our Class B common stock, (2) each of our directors, director nominees and named executive officers and (3) all of our directors and executive officers as a group. This beneficial ownership information is presented after giving effect to the Reorganization and both before and after the issuance of                shares of Class A common stock in this offering.

The number of shares of Class A common stock listed in the table below represents shares of Class A common stock directly owned, and assumes no exchange of Class B Units or Class M Units for shares of Class A common stock. As described in “Organizational Structure” and “Certain Relationships and Related Person Transactions—Proposed Transactions with Chobani Inc.—CGH LLC Agreement,” Hamdi Ulukaya will be entitled to have his Class B Units exchanged for Class A common stock on a one-for-one basis, or, at the election of Chobani Inc., for cash. In connection with this offering, we will issue to Hamdi Ulukaya one share of Class B common stock for each Class B Unit beneficially owned. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of Class B Units Hamdi Ulukaya will beneficially own immediately after this offering. See “Organizational Structure.”

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Shares of common stock subject to options, warrants and certain other derivative securities that are currently exercisable or will become exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding such derivative securities for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is c/o Chobani Inc., 669 County Road 25, New Berlin, New York 13411.

	Before the Offering			After the Offering if Underwriters’ Option is Exercised in Full
	Class A Common Stock	Class B Common Stock	Total Voting Power	Class A Common Stock Owned		Class B Common Stock Owned		Total Voting Power
Name of Beneficial Owner	Number	Number	%	Number	%	Number	%	%
Named Executive Officers, Directors and Director Nominees:
Hamdi Ulukaya
Jody Macedonio
Peter McGuinness
Kathy Leo
Jason Blaisure
Michelle Brooks
Giovanni Prato
Jim Walker
All executive officers and directors as a group (8 persons)
Other 5% Beneficial Owners:
FHU US Holdings, LLC
Healthcare of Ontario Pension Plan Trust Fund

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

After the Offering if Underwriters’ Option is Not Exercised
	Class A Common Stock Owned		Class B Common Stock Owned		Total Voting Power
Name of Beneficial Owner	Number	%	Number	%	%
Named Executive Officers, Directors and Director Nominees:
Hamdi Ulukaya
Jody Macedonio
Peter McGuinness
Kathy Leo
Jason Blaisure
Michelle Brooks
Giovanni Prato
Jim Walker
All executive officers and directors as a group (8 persons)
Other 5% Beneficial Owners:
FHU US Holdings, LLC
Healthcare of Ontario Pension Plan Trust Fund

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Other than compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Compensation Discussion and Analysis,” the following is a description of certain relationships and transactions since December 31, 2017, involving us and our directors, executive officers, beneficial holders of more than 5% of our capital stock, or entities affiliated with them.

Proposed Transactions with Chobani Inc.

Chobani Inc. has had no assets or business operations since its incorporation and has not engaged in any transactions with our current directors, director nominees, executive officers or sole security holder prior to the Reorganization and this offering. In connection with the Reorganization and this offering, we will engage in certain transactions with certain of our directors, director nominees, each of our executive officers and other persons and entities who will become holders of 5% or more of our voting securities, through their ownership of shares of our Class B common stock, upon the consummation of the Reorganization and this offering. These transactions are described in “Organizational Structure.”

The following are summaries of certain provisions of our related party agreements, which are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore encourage you to review the agreements in their entirety. Copies of the agreements (or forms of the agreements) will be filed as exhibits to the registration statement of which this prospectus is a part, and will be available electronically on the website of the SEC at www.sec.gov.

The Reorganization

In connection with the Reorganization, we will enter into the Tax Receivable Agreement, the CGH LLC Agreement and the Registration Rights Agreement, and we will acquire from Chobani Global Holdings Class A Units and acquire from Hamdi Ulukaya Class B Units using the proceeds of this offering, issue Class B common stock to continuing members of Chobani Global Holdings, acquire Pre-IPO Class A Units held by HOOPP Blocker pursuant to the Blocker Merger using the proceeds of this offering and shares of Class A common stock, and from time to time after this offering, allow continuing members of Chobani Global Holdings to exchange Class B Units or Class M Units for shares of our Class A common stock or, at the election of Chobani Inc., for cash, on an ongoing basis.

Tax Receivable Agreement

In connection with this offering, FHU US Holdings will sell to Chobani Inc. a portion of its Class B Units, Chobani Inc. will acquire Pre-IPO Class A Units in connection with the Blocker Merger, and, following this offering, the continuing members may exchange their Class B Units for shares of Chobani Inc.’s Class A common stock on a one-for-one basis or, at Chobani Inc.’s election, for cash. Chobani Global Holdings will have in effect an election under Section 754 of the Code for the taxable year of the offering and each taxable year in which an exchange occurs, which is expected to result in increases to the tax basis of the tangible and intangible assets of Chobani Global Holdings which will be allocated to Chobani Inc. as a result of this initial purchase and any subsequent exchanges. These increases in tax basis are expected to increase Chobani Inc.’s depreciation and amortization deductions for tax purposes and create other tax benefits and may also decrease gains (or increase losses) on future dispositions of certain assets and therefore may reduce the amount of tax that Chobani Inc. would otherwise be required to pay.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Inc. will enter into the Tax Receivable Agreement with the TRA Parties. The Tax Receivable Agreement will provide for payment by Chobani Inc. to the TRA Parties of 85% of the amount of the net cash tax savings, if any, that Chobani Inc. realizes (or, under certain circumstances, is deemed to realize) as a result of (i) increases in tax basis (and utilization of certain other tax benefits) resulting from Chobani Inc.’s acquisition of Class B Units and Class M Units in connection with this offering and in future exchanges, (ii) certain favorable tax attributes (such as net operating losses attributable to pre-merger tax periods) Chobani Inc. will acquire in the Blocker Merger and (iii) any payments Chobani Inc. makes to the TRA Parties under the Tax Receivable Agreement (including tax benefits related to imputed interest).

Chobani Inc. will retain the benefit of the remaining 15% of these net cash tax savings. The obligations under the Tax Receivable Agreement will be Chobani Inc.’s obligations and not obligations of Chobani Global Holdings. For purposes of the Tax Receivable Agreement, the benefit deemed realized by Chobani Inc. will be computed by comparing Chobani Inc.’s U.S. federal, state and local income tax liability to the amount of such U.S. federal, state and local taxes that Chobani Inc. would have been required to pay had it not been able to utilize any of the benefits subject to the Tax Receivable Agreement. The actual tax benefits realized by Chobani Inc. may differ from tax benefits calculated under the Tax Receivable Agreement as a result of the use of certain assumptions in the Tax Receivable Agreement, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or have expired, unless Chobani Inc. exercises its right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to a change in control or our breach of a material obligation thereunder), in which case, Chobani Inc. will be required to make the termination payment specified in the Tax Receivable Agreement, as described below. We expect that all of the intangible assets, including goodwill, of Chobani Global Holdings allocable to Chobani Global Holdings units acquired or deemed acquired by Chobani Inc. from a holder of Class B Units at the time of this offering and in taxable exchanges following this offering will be amortizable for tax purposes.

Estimating the amount and timing of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors and future events. The actual increase in tax basis and utilization of tax attributes, as well as the amount and timing of any payments under the agreement, will vary depending upon a number of factors, including:

•

the timing of purchases or future exchanges—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of Chobani Global Holdings at the time of each purchase of units from the continuing members of Chobani Global Holdings in this offering or each future exchange;

•

the price of shares of our Class A common stock at the time of the purchase or exchange—the tax basis increase in the assets of Chobani Global Holdings is directly related to the price of shares of our Class A common stock at the time of the purchase or exchange;

•

the extent to which such purchases or exchanges are taxable—if the purchase of units from the continuing members of Chobani Global Holdings in connection with this offering or any future exchange is not taxable for any reason, increased tax deductions will not be available;

•	the amount of the exchanging unitholder’s tax basis in its units at the time of the relevant exchange;

•	the amount, timing and character of Chobani Inc.’s income—we expect that the Tax Receivable Agreement will require Chobani Inc. to pay 85% of the net cash tax savings as and when

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

deemed realized. If Chobani Inc. does not have taxable income during a taxable year, Chobani Inc. generally will not be required (absent a change in control or other circumstances requiring an early termination payment) to make payments under the Tax Receivable Agreement for that taxable year because no benefit will have been realized. However, any tax benefits that do not result in net cash tax savings in a given tax year may generate tax attributes that may be used to generate net cash tax savings in previous or future taxable years. The use of any such tax attributes will generate net cash tax savings that will result in payments under the Tax Receivable Agreement; and

•	U.S. federal, state and local tax rates in effect at the time that we realize the relevant tax benefits.

In addition, the amount of certain favorable tax attributes we will acquire in the Blocker Merger (such as net operating losses and tax refunds), the amount of each continuing member’s tax basis in its Chobani Global Holdings units at the time of the purchase or exchange, the depreciation and amortization periods that apply to the increases in tax basis, the timing and amount of any earlier payments that Chobani Inc. may have made under the Tax Receivable Agreement, and the portion of Chobani Inc.’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis are also relevant factors.

Chobani Inc. will have the right to terminate the Tax Receivable Agreement, in whole or in part, at any time. The Tax Receivable Agreement will provide that if (i) Chobani Inc. exercises its right to early termination of the Tax Receivable Agreement in whole (that is, with respect to all benefits due to all beneficiaries under the Tax Receivable Agreement) or in part (that is, with respect to some benefits due to all beneficiaries under the Tax Receivable Agreement), (ii) Chobani Inc. experiences certain changes in control, (iii) the Tax Receivable Agreement is rejected in certain bankruptcy proceedings, (iv) Chobani Inc. fails (subject to certain exceptions) to make a payment under the Tax Receivable Agreement within 180 days after the due date or (v) Chobani Inc. materially breaches its obligations under the Tax Receivable Agreement, Chobani Inc. will be obligated to make an early termination payment to the beneficiaries under the Tax Receivable Agreement equal to the present value of all payments that would be required to be paid by Chobani Inc. under the Tax Receivable Agreement. The amount of such payments will be determined on the basis of certain assumptions in the Tax Receivable Agreement, including (i) the assumption that Chobani Inc. would have enough taxable income to fully utilize the tax benefit resulting from the tax assets that are the subject of the Tax Receivable Agreement, (ii) the assumption that any item of loss deduction or credit generated by a basis adjustment or imputed interest arising in a taxable year preceding the taxable year that includes an early termination will be used by Chobani Inc. ratably from such taxable year through the earlier of (x) the scheduled expiration of such tax item or (y) 15 years; (iii) the assumption that any non-amortizable assets are deemed to be disposed of in a fully taxable transaction on the fifteenth anniversary of the earlier of the basis adjustment and the early termination date; (iv) the assumption that U.S. federal, state and local tax rates will be the same as in effect on the early termination date, unless scheduled to change; and (v) the assumption that any units (other than those held by Chobani Inc.) outstanding on the termination date are deemed to be exchanged for an amount equal to the market value of the corresponding number of shares of Class A common stock on the termination date. The amount of the early termination payment is determined by discounting the present value of all payments that would be required to be paid by Chobani Inc. under the Tax Receivable Agreement at a rate equal to the lesser of (a) 6.5% and (b) LIBOR plus 400 basis points.

The payments that we will be required to make under the Tax Receivable Agreement are expected to be substantial. If all of the continuing members of Chobani Global Holdings were to exchange their Chobani Global Holdings units, we would recognize a deferred tax asset of approximately $            million and a liability of approximately $             million, assuming (i) that the

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

continuing members redeemed or exchanged all of their Chobani Global Holdings units immediately after the completion of this offering at the initial public offering price of $            per share of Class A common stock, (ii) no material changes in relevant tax law, (iii) a constant combined effective income tax rate of 25.0% and (iv) that we have sufficient taxable income in each year to realize on a current basis the increased depreciation, amortization and other tax benefits that are the subject of each Tax Receivable Agreement. The actual future payments to the TRA Parties will vary based on the factors discussed above, and estimating the amount of payments that may be made under each Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors and future events. See “Risk Factors—Risks Relating to Governmental Regulation and Tax Matters—In certain circumstances, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual tax benefits, if any, that Chobani Inc. actually realizes.”

Decisions made in the course of running our business, such as with respect to mergers and other forms of business combinations that constitute changes in control, may influence the timing and amount of payments we make under the Tax Receivable Agreement in a manner that does not correspond to our use of the corresponding tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.

Payments are generally due under the Tax Receivable Agreement within a specified period of time following the filing of Chobani Inc.’s tax return for the taxable year with respect to which the payment obligation arises, although interest on such payments will begin to accrue at a rate of LIBOR plus 300 basis points from the due date (without extensions) of such tax return. Late payments generally accrue interest at a rate of LIBOR plus 500 basis points commencing from the date on which such payment was due and payable. Because of our structure, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Chobani Global Holdings to make pro rata distributions to us. The ability of Chobani Global Holdings to make such distributions will be subject to, among other things, restrictions in the agreements governing our debt. If we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

Additionally, Chobani Inc. shall be required to indemnify and reimburse                 (the “TRA Representative”) who will represent certain TRA Parties under the Tax Receivable Agreement, for all costs and expenses, including legal and accounting fees and any other costs arising from claims in connection with the TRA Representative’s duties under the Tax Receivable Agreement, provided, the TRA Representative has acted reasonably and in good faith in incurring such expenses and costs.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine. Although we are not aware of any material issue that would cause the IRS to challenge a tax basis increase, Chobani Inc. will not, in the event of a successful challenge, be reimbursed for any payments previously made under the Tax Receivable Agreement (although Chobani Inc. would reduce future amounts otherwise payable to a holder of rights under the Tax Receivable Agreement to the extent such holder has received excess payments). No assurance can be given that the IRS will agree with our tax reporting positions, including the allocation of value among our assets. In addition, the required final and binding determination that a holder of rights under the Tax Receivable Agreement has received excess payments may not be made for a number of years following commencement of any challenge, and Chobani Inc. will not be permitted to reduce its payments under the Tax Receivable Agreement until there has been a final and binding determination, by which time sufficient subsequent payments under the Tax Receivable Agreement may not be available to offset prior payments for disallowed benefits. As a result, in certain circumstances, payments could be made

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

under the Tax Receivable Agreement significantly in excess of the benefit that Chobani Inc. actually realizes in respect of the increases in tax basis (and utilization of certain other tax benefits) resulting from (i)(x) Chobani Inc.’s acquisition of Chobani Global Holdings units in connection with this offering and (y) Chobani Inc.’s acquisition of Chobani Global Holdings units from continuing members of Chobani Global Holdings in future exchanges and (ii) any payments Chobani Inc. makes to the TRA Parties under the Tax Receivable Agreement. Chobani Inc. may not be able to recoup those payments, which could adversely affect Chobani Inc.’s financial condition and liquidity.

The obligation to make payments under the Tax Receivable Agreement generally will be senior to any similar obligation under any tax receivable agreement that may be entered into in the future. No holder of rights under the Tax Receivable Agreement (including the right to receive payments) may transfer its rights to another person without the written consent of Chobani Inc., except that all such rights may be transferred to another person to the extent that the corresponding Chobani Global Holdings units are transferred in accordance with the CGH LLC Agreement.

CGH LLC Agreement

In connection with this offering and the Reorganization, the members of Chobani Global Holdings will amend and restate the CGH LLC Agreement. In its capacity as the sole managing member, Chobani Inc. will control all of Chobani Global Holdings’s business and affairs. Holders of new Class A Units, Class B Units (formerly Pre-IPO Class A Units), and Class M Units (formerly Pre-IPO Class B Units) will have no voting rights in Chobani Global Holdings, except for the right to approve amendments to the CGH LLC Agreement that adversely affect their respective rights as holders of such class of units. Class A Units and Class B Units will have the same economic rights per unit. Class M Units are intended to qualify as “profits interests” for U.S. income tax purposes and are granted with a Participation Threshold (as defined in the CGH LLC Agreement) which acts similarly to a strike price for a stock option such that the holder will only realize value in excess of such amount.

Following the offering, any time Chobani Inc. issues a share of Class A common stock for cash, the net proceeds received by Chobani Inc. will be promptly used to acquire a Class A Unit unless used to settle an exchange of a Class B Unit for cash. Any time Chobani Inc. issues a share of Class A common stock upon an exchange of a Class B Unit or settles such an exchange for cash, as described below, Chobani Inc. will contribute the exchanged unit to Chobani Global Holdings and Chobani Global Holdings will issue to Chobani Inc. a Class A Unit. If Chobani Inc. issues other classes or series of equity securities (other than pursuant to our incentive compensation plans), Chobani Global Holdings will issue to Chobani Inc. an equal amount of equity securities of Chobani Global Holdings with designations, preferences and other rights and terms that are substantially the same as Chobani Inc.’s newly issued equity securities. If at any time Chobani Inc. issues a share of its Class A common stock pursuant to our incentive compensation or other equity plans, Chobani Inc. will contribute to Chobani Global Holdings all of the proceeds it receives (if any) and Chobani Global Holdings will issue to Chobani Inc. an equal number of its Class A Units, having the same restrictions, if any, as are attached to the shares of Class A common stock issued under the plan. If Chobani Inc. repurchases, redeems or retires any shares of Class A common stock (or equity securities of other classes or series), Chobani Global Holdings will, immediately prior to such repurchase, redemption or retirement, repurchase, redeem or retire an equal number of Class A Units (or its equity securities of the corresponding classes or series) held by Chobani Inc., upon the same terms and for the same consideration, as the shares of Chobani Inc.’s Class A common stock (or equity securities of such other classes or series) are repurchased, redeemed or retired. In addition, membership units of Chobani Global Holdings, as well as our common stock, will be subject to equivalent stock splits, dividends, reclassifications and other subdivisions. In the event Chobani Inc. acquires Class A Units without issuing a corresponding number of shares of Class A common stock, it will make appropriate adjustments to the exchange ratio of Class B Units to Class A common stock.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Inc. will have the right to determine when distributions will be made to holders of units and the amount of any such distributions, other than with respect to tax distributions as described below. If a distribution is authorized, except as described below, such distribution will be made to the holders of Class A Units, Class B Units and Class M Units on a pro rata basis in accordance with the number of units held by such holder; provided, that no distributions shall be made in respect of a Class M Unit until such time as the Participation Threshold with respect to such Class M unit has been reduced to zero.

The holders of units, including Chobani Inc., will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Chobani Global Holdings. Net profits and net losses of Chobani Global Holdings will generally be allocated to holders of units (including Chobani Inc.) on a pro rata basis in accordance with the number of units held by such holder; however, under applicable tax rules, Chobani Global Holdings will be required to allocate net taxable income disproportionately to its members in certain circumstances. The CGH LLC Agreement will provide for quarterly cash distributions, which we refer to as “tax distributions,” to the holders of the units generally equal to the taxable income allocated to each holder of units (with certain adjustments) multiplied by an assumed tax rate. Generally, these tax distributions will be computed based on our estimate of the net taxable income of Chobani Global Holdings allocable per unit (based on the member which is allocated the largest amount of taxable income on a per unit basis) multiplied by an assumed tax rate equal to the highest combined U.S. federal and applicable state and local tax rate applicable to any natural person residing in, or corporation doing business in New York, New York that is taxable on that income (taking into account certain other assumptions, and subject to adjustment to the extent that state and local taxes are deductible for U.S. federal income tax purposes). The CGH LLC Agreement generally will require tax distributions to be pro rata based on the ownership of Chobani Global Holdings units, however, if the amount of tax distributions to be made exceeds the amount of funds available for distribution, Chobani Inc. shall receive a tax distribution, before the other members receive any distribution and the balance, if any, of funds available for distribution shall be distributed first to the other members pro rata in accordance with their assumed tax liabilities, and then to all members (including Chobani Inc.) pro rata until each member receives the full amount of its tax distribution using the individual tax rate. Chobani Global Holdings will also make non-pro rata payments to Chobani Inc. to reimburse it for corporate and other overhead expenses (which payments from Chobani Global Holdings will not be treated as distributions under the CGH LLC Agreement). Notwithstanding the foregoing, no distribution will be made pursuant to the CGH LLC Agreement to any unitholder if such distribution would violate applicable law or result in Chobani Global Holdings or any of its subsidiaries being in default under any material agreement.

In conjunction herewith, the Tax Receivable Agreement provides that Chobani Inc. will pay over to the TRA Parties 85% of the net tax savings to Chobani Inc. attributable to those tax losses.

The CGH LLC Agreement provides that it may generally be amended, supplemented, waived or modified by Chobani Inc. in its sole discretion without the approval of any other holder of units, except in the case of amendments that would modify the limited liability of a member or increase the obligation of a member to make capital contributions, adversely affect the right of a member to receive distributions or cause Chobani Global Holdings to be treated as a corporation for tax purposes.

The CGH LLC Agreement will also entitle certain continuing members to exchange their Class B Units for shares of Chobani Inc.’s Class A common stock on a one-for-one basis or, at Chobani Inc.’s election, for cash. The exchange ratio is subject to appropriate adjustment by Chobani Inc. in the event Class A Units are issued to Chobani Inc. without issuance of a corresponding number of shares of Class A common stock or in the event of certain reclassifications, reorganizations, recapitalizations or similar transactions.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Subject to certain restrictions, the CGH LLC Agreement will entitle any holder of Class M Units to exchange their vested Class M Units for cash or a number of shares of Class A common stock, at the election of Chobani Inc., that will generally be equal in value to the implied “spread value” of the corresponding Class M Units (calculated based on the excess of the public trading price of Class A common stock at the time of the exchange over the participation threshold of such Class M Units).

The CGH LLC Agreement will permit the Class B and Class M unitholders to exercise their exchange rights subject to certain reasonable timing procedures and other conditions. The CGH LLC Agreement will provide that an owner will not have the right to exchange Class B Units or Class M Units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with Chobani Inc., Chobani Global Holdings or any of their subsidiaries to which Chobani Global Holdings unitholder is subject. We intend to impose additional restrictions on exchanges that we determine to be necessary or advisable so that Chobani Global Holdings is not treated as a “publicly traded partnership” for U.S. federal income tax purposes.

The CGH LLC Agreement also provides for mandatory exchanges under certain circumstances, including at the option of Chobani Inc., if the number of Class A Units and Class B Units outstanding and held by its members (other than those held by Chobani Inc.) is less than 10% of the outstanding Class A Units and Class B Units of Chobani Global Holdings or in the discretion of Chobani Inc., with the consent of holders of at least 50% of the outstanding Class B Units.

Registration Rights Agreement

Prior to the completion of this offering, we intend to enter into the Registration Rights Agreement with Hamdi Ulukaya and HOOPP. This agreement will provide Hamdi Ulukaya with certain registration rights whereby, at any time following the lockup restrictions described in this prospectus, he will have the right to require us to register under the Securities Act the shares of Class A common stock issuable upon exchange of Class B Units. The Registration Rights Agreement will also provide for piggyback registration rights for Hamdi Ulukaya and HOOPP, subject to certain conditions and exceptions.

Commercial Transactions with La Colombe Torrefaction LLC and Euphrates, Inc.

La Colombe Torrefaction LLC (“La Colombe”) is related to Chobani Global Holdings due to Hamdi Ulukaya’s controlling ownership of La Colombe. In 2020 and the three months ended March 27, 2021, Chobani Global Holdings purchased from La Colombe $0.1 million and $0.5 million of coffee concentrate, respectively. Chobani Global Holdings did not purchase coffee concentrate from La Colombe in 2018 or 2019. In 2020 and the three months ended March 27, 2021, Chobani Global Holdings sold to La Colombe $0.5 million and $0.2 million of oat base, respectively. Chobani Global Holdings did not sell oat base to La Colombe in 2018 or 2019. Chobani Global Holdings periodically purchases de minimis amounts of coffee from La Colombe for its office. In addition, La Colombe and Chobani Global Holdings periodically engage in de minimis cross-promotional and media activities. The Healthcare of Ontario Pension Plan Trust Fund is party to a loan agreement with La Colombe.

Chobani Global Holdings is related by common majority ownership to Euphrates, Inc., a New York corporation (“Euphrates”). Euphrates is a manufacturer of feta cheese located in Johnstown, New York. In 2020 and the three months ended March 27, 2021, Chobani Global Holdings sold $0.7 million and $0.2 million of cream to Euphrates during the respective periods. In 2018 and 2019, Chobani Global Holdings sold $1.8 million and $1.3 million of cream to Euphrates during the respective periods.

Donations to Tent Foundation and the Chobani Foundation

Hamdi Ulukaya founded the Tent Foundation (“Tent”) and serves as President and Chairperson of its board of directors. Tent is an indirect owner of Chobani Inc. through its interest in FHU Holdco,

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

LLC (“FHU Holdco”). Tent is a New York non-profit organization committed to mobilizing the global business community to include refugees, and is not consolidated with Chobani Global Holdings. In each of 2019 and 2020, Chobani Global Holdings donated $1.4 million to Tent. In 2018, Chobani Global Holdings did not make a donation to Tent. For the three months ended March 27, 2021, Chobani Global Holdings donated $0.4 million to Tent, and may make additional donations to Tent in the future.

Prior to 2019, Chobani Global Holdings made donations to the Chobani Foundation, as described below. Hamdi Ulukaya founded the Chobani Foundation and served as its Chief Executive Officer and on the board of directors. The Chobani Foundation was a non-profit organization committed to supporting various charitable causes, including Tent. The Chobani Foundation ceased operations during 2020 and was dissolved in April 2021. Chobani Global Holdings donated $2.9 million to the Chobani Foundation in 2018 and did not make any donations to Chobani Foundation in 2019 or 2020.

Other Related Party Transactions

On May 14, 2021, in accordance with the terms of the operating agreement of FHU US Holdings, we made a tax distribution to FHU Holdco in the amount of $4.3 million in respect of tax payments and tax advisory fees owed in respect of tax obligations arising from the prior three years. On June 15, 2021, in accordance with the terms of the operating agreement of FHU US Holdings, we made a tax distribution to FHU Holdco in the amount of $51,000.

From time to time, we had a receivable for Hamdi Ulukaya’s personal expenses, which Hamdi Ulukaya periodically repaid in full. As of March 27, 2021, the outstanding receivable balance was $0.7 million and, during the prior three years, the largest aggregate balance in any year within such period was $0.9 million as of February 2020. All balances have since been repaid. This arrangement is expected to be terminated prior to the completion of this offering. In addition, we paid and continue to pay certain legal expenses incurred by Hamdi Ulukaya in excess of $120,000 in each of 2019, 2020 and 2021 in connection with a claim filed against Hamdi Ulukaya.

In 2019, we made payments totaling $125,000 to an interior design company owned by an immediate family member of Peter McGuinness for interior design services for our offices.

Limitations on Liability and Officer and Director Indemnification Agreements

Our directors and executive officers will not be personally liable for our debts, obligations or liabilities, whether that liability or obligation arises in contract, tort or otherwise, solely by reason of being a director or an executive officer of us. In addition, our bylaws will require us to indemnify our officers and directors to the fullest extent permitted by law, subject to limited exceptions. We expect to enter into indemnification agreements with each of our officers and directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Review and Approval of Related Person Transactions

In connection with the completion of this offering, we will adopt a written policy pursuant to which the audit committee will review and approve or disapprove certain “related person transactions” (as defined in the policy) with our directors, executive officers and holders of more than 5% of our voting securities and certain of their family members and affiliates. In approving or disapproving any such transaction, we expect that our audit committee will consider the relevant facts and circumstances

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

available and deemed relevant to the audit committee. Any member of the audit committee who is a related person with respect to a transaction under review will not be permitted to participate in the deliberations or vote on approval or disapproval of the transaction. Prior to this offering, pursuant to the terms of the FHU US Holdings limited liability company agreement, Chobani Global Holdings was required to obtain written approval of HOOPP prior to engaging in certain affiliate transactions.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material provisions of our capital stock, as well as other material terms of our certificate of incorporation and our bylaws, each of which as will be in effect as of the consummation of this offering. This summary does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation and our bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

General

Upon the consummation of this offering, our authorized capital stock will consist of                shares of Class A common stock, $0.001 par value per share,                shares of Class B common stock, $0.001 par value per share and                shares of preferred stock,                 par value per share.

Common Stock

We will have two classes of authorized common stock: Class A common stock and Class B common stock. Each share of Class A common stock is entitled to one vote per share on all matters presented to our stockholders generally. Each share of Class B common is entitled to ten votes per share on all matters presented to our stockholders generally until a Sunset becomes effective. After a Sunset becomes effective, each share of Class B common stock will be entitled to one vote per share instead of ten votes per share. Holders of our common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as provided in our certificate of incorporation or as otherwise required by applicable law. Holders of the Class A common stock and Class B common stock, as the case may be, would have a separate class vote if we subdivide, combine or reclassify shares of the other class without concurrently subdividing, combining or reclassifying shares of such class in a proportional manner. Pursuant to the DGCL, the holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the par value of the shares of such class or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely.

Class A Common Stock

Voting.    Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Stockholders do not have the ability to cumulate votes for the election of directors.

Dividends.    Holders of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Dissolution and Liquidation.    Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

Other Rights.    Holders of our Class A common stock do not have preemptive, subscription, redemption or conversion rights.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Issuance of Additional Class A Common Stock.    We may issue additional shares of Class A common stock from time to time, subject to applicable provisions of our certificate of incorporation, bylaws and Delaware law. We are obligated to issue shares of Class A common stock (subject to the transfer and exchange restrictions set forth in the CGH LLC Agreement) to Hamdi Ulukaya (or any other holder) upon the exchange of any of their Class B Units of Chobani Global Holdings for shares of our Class A common stock on a one-for-one basis (unless we elect to satisfy such exchange for cash). When a Class B Unit is exchanged for a share of our Class A common stock, the corresponding share of our Class B common stock will automatically be retired.

Class B Common Stock

Voting.    Holders of our Class B common stock are entitled to ten votes for each share held of record on all matters submitted to a vote of stockholders prior to a Sunset. See “Organizational Structure—Voting Rights of Common Stock.” After a Sunset becomes effective, holders of our Class B common stock will be entitled to one vote for each share held of record on all matters submitted to stockholders for a vote. Stockholders do not have the ability to cumulate votes for the election of directors.

Dividends.    Holders of our Class B common stock are not entitled to dividends or any other economic rights in respect of their shares of Class B common stock.

Dissolution and Liquidation.    Upon our dissolution or liquidation or the sale of all or substantially all of our assets, the holders of our Class B common stock will not be entitled to receive any distributions.

Other Rights.    Holders of our Class B common stock do not have preemptive, subscription, redemption or conversion rights.

The Class B common stock is subject to automatic retirement upon an exchange of a Class B Unit of Chobani Global Holdings for a share of Class A common stock.

The shares of Class B common stock are generally non-transferable.

Issuance of Additional Class B Common Stock.    We are obligated to issue shares of Class B common stock to holders of Class B Units as necessary to maintain a one-to-one ratio between the number of Class B Units and the number of shares of Class B common stock outstanding, including in connection with a stock split, stock dividend, reclassification or similar transaction. In connection with an exchange of a Class B Unit for cash or shares of Class A common stock, at the election of Chobani Inc., the corresponding share of Class B common stock will automatically be retired.

Preferred Stock

Our certificate of incorporation will provide that our board of directors has the authority, without further action by the stockholders, to issue up to                shares of preferred stock. Our board of directors will be able to issue preferred stock in one or more series and determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon our preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. Issuances of preferred stock could adversely affect the voting power of holders of our common stock and reduce the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. Any issuance of preferred stock could also have the effect of decreasing the market price of our common stock and could delay, deter or prevent a change in control of our company. Our board of directors does not presently have any plans to issue shares of preferred stock.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Limitations on Liability and Indemnification of Officers and Directors

Our governing documents will limit the liability of, and require us to indemnify, our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breaches of directors’ fiduciary duties as directors. This limitation is generally unavailable for acts or omissions by a director which (i) were not in good faith, (ii) were the result of intentional misconduct or a knowing violation of law, (iii) the director derived an improper personal benefit from (such as a financial profit or other advantage to which the director was not legally entitled) or (iv) breached the director’s duty of loyalty. The DGCL also prohibits limitations on director liability under Section 174 of the DGCL, which relates to certain unlawful dividend declarations and stock repurchases. Our certificate of incorporation will include provisions that eliminate, to the extent allowable under the DGCL, the personal liability of directors for monetary damages for actions taken as a director. These provisions may have the effect of reducing the likelihood of derivative litigation against directors, even though such an action, if successful, might otherwise benefit us and our stockholders.

Our bylaws will also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers and certain employees for certain liabilities. We maintain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers.

There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is being sought.

Exclusive Forum Clause

Our certificate of incorporation will provide that, unless we select or consent in writing to the selection of another forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court or a federal court located within the State of Delaware) shall be the exclusive forum for any complaints asserting any “internal corporate claims,” which include claims in the right of our company (i) that are based upon a violation of a duty by a current or former director, officer, employee, or stockholder in such capacity or (ii) as to which the DGCL confers jurisdiction upon the Court of Chancery. Further, unless we select or consent to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring an interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our certificate of incorporation. It is possible that a court could find our exclusive forum provision to be inapplicable or unenforceable. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. See the section entitled “Risk Factors.”

Delaware Takeover Statute

In general, Section 203 of the DGCL, an anti-takeover provision, prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an interested stockholder, or person or group owning 15% or more of the corporation’s voting stock, for a period of

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in the manner prescribed by the DGCL and Delaware Court of Chancery.

We intend to elect in our certificate of incorporation not to be subject to Section 203. Although our certificate of incorporation will contain provisions that have generally the same effect as Section 203, Hamdi Ulukaya, his affiliates, and their respective successors (other than our company), as well as their direct and indirect transferees, will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Corporate Opportunity

Our certificate of incorporation will provide that Hamdi Ulukaya, HOOPP and their respective affiliates will not have any duty to refrain from corporate opportunities of (1) engaging, directly or indirectly, in certain similar business activities or lines of business as us or (2) doing certain business with any of our clients, customers or vendors. In the event that Hamdi Ulukaya, HOOPP or any of their respective affiliates acquire knowledge of a potential business opportunity which may be a corporate opportunity for us (except in their capacity as a director or officer), they will have no duty to communicate or offer such corporate opportunity to us. Our certificate of incorporation will also provide that, to the fullest extent permitted by law, Hamdi Ulukaya, HOOPP and their respective affiliates will not be liable to us, for breach of any fiduciary duty or otherwise, by reason of the fact any of them direct such corporate opportunity to another person, or otherwise do not communicate information regarding such corporate opportunity to us, and we will waive and renounce any claim that such business opportunity constituted a corporate opportunity that should have been presented to us.

Provisions of Our Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws to be Adopted and Delaware Law That May Have an Anti-Takeover Effect

Provisions of the DGCL and our certificate of incorporation and bylaws could make it more difficult to acquire our company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent executive officers and directors. These provisions, which are summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of our board of directors to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of our common stock.

Classified Board of Directors; Removal of Directors; Vacancies

Our certificate of incorporation will provide that, prior to the Trigger Date (defined as such time when Hamdi Ulukaya ceases own at least 50% of the combined voting power of our then-outstanding capital stock entitled to vote generally in director elections), our board of directors will be subject to annual elections. Each director will hold office until the next annual meeting of our stockholders and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. During such time, directors may be removed with or without cause, and vacancies, including as a result of newly created directorships on the board of directors, may be filled at any time by the stockholders or by remaining directors (with Hamdi Ulukaya’s participation).

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

However, from and after the Trigger Date, the board of directors will be divided into three classes of directors, with staggered three-year terms, with the classes to be as nearly equal in number as possible, subject to a seven-year sunset. As a result, approximately one-third of the board of directors will be elected each year. During such time as our board is classified, our certificate of incorporation and bylaws will provide that any director may only be removed for cause and only by the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of common stock. In addition, during such time, the classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Following the seven-year sunset, each director will again be subject to annual elections. From and after the Trigger Date, vacancies, including as a result of newly created directorships on the board of directors, may be filled at any time only by the remaining directors, or a sole remaining director.

No Cumulative Voting

The DGCL provides that a stockholder’s right to vote cumulatively in the election of directors does not exist unless the certificate of incorporation specifically provides otherwise. As described above, our certificate of incorporation will not provide for cumulative voting.

Special Meetings of Stockholder

Our bylaws will provide that, from and after the Trigger Date, special meetings of the stockholders may be called only by the board of directors (with Hamdi Ulukaya’s participation), the Chairperson of our board or our Chief Executive Officer. Prior to the Trigger Date, a special meeting must also be called at the request of our then-controlling shareholder. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Stockholder Action by Written Consent

The DGCL permits any action required to be taken at any annual or special meeting of the stockholders to be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our certificate of incorporation and bylaws will permit stockholder action by written consent prior to the Trigger Date and will preclude stockholder action by written consent from and after the Trigger Date.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as director. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with such advance notice procedures and provide us with certain information. Our bylaws will allow the chairperson of the meeting of stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if such rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Supermajority Voting for Amendments to Our Governing Documents

Our certificate of incorporation and our bylaws will provide that the board of directors is expressly authorized to adopt, make, alter, amend or repeal our bylaws. From and after the Trigger Date, any adoption, alteration, amendment or repeal of our bylaws by our stockholders will require the affirmative vote of holders of at least 66 2/3% of the voting power of our outstanding common stock entitled to vote thereon. In addition, our certificate of incorporation will provide that from and after the Trigger Date, certain articles of the certificate of incorporation, including those relating to (i) the board size, classification, removal and vacancies, (ii) stockholder action by written consent, (iii) special meetings of stockholders, (iv) amendment of certificate and bylaws, (v) business combinations with interested stockholders, (vi) liability of directors and (vii) forum selection, may be amended only by a vote of at least 66 2/3% of the voting power of our outstanding common stock entitled to vote thereon.

Authorized but Unissued Shares

As mentioned above, our authorized but unissued shares of common stock and preferred stock will be available for future issuance without the approval of our stockholders. The DGCL does not require stockholder approval for any issuance of authorized shares. However, the applicable stock exchange listing requirements require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. No assurances can be given that our shares will remain so listed. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. As discussed above, our board of directors has the ability to issue preferred stock with voting rights or other preferences, without stockholder approval. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our Class A common stock is                .

Listing

We intend to apply to list our Class A common stock on                under the symbol “CHO.”

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Immediately following the consummation of the offering, we will have an aggregate of                shares of Class A common stock outstanding. Of the outstanding shares, the                shares sold in this offering (or                shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined in Rule 144 of the Securities Act, may generally be sold only in compliance with the limitations described below.

In addition, upon consummation of this offering, Hamdi Ulukaya will in the aggregate beneficially own                Class B Units of Chobani Global Holdings. Pursuant to the terms of our certificate of incorporation and the CGH LLC Agreement, Hamdi Ulukaya (or any other holder) may from time to time exchange such Class B Units of Chobani Global Holdings for shares of our Class A common stock on a one-for-one basis, subject to exchange timing and volume limitations and customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Subject to certain restrictions, the CGH LLC Agreement will entitle any holder of Class M Units to exchange their vested Class M Units for cash or a number of shares of Class A common stock, at the election of Chobani Inc., that will generally be equal in value to the implied “spread value” of the corresponding Class M Units (calculated based on the excess of the public trading price of Class A common stock at the time of the exchange over the participation threshold of such Class M Units).

We cannot predict what effect, if any, the sales of shares of our Class A common stock from time to time or the availability of shares of our Class A common stock for future sale may have on the market price of our Class A common stock. Sales of substantial amounts of Class A common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our Class A common stock and could impair our future ability to raise capital through an offering of equity securities or otherwise. See “Risk Factors.”

Lock-Up Agreements

We, our executive officers and directors and the holders of substantially all of our equity securities will be subject to lock-up agreements with the underwriters that will restrict the sale of shares of our common stock held by them for                days after the date of this prospectus, subject to certain exceptions, as described in the section entitled “Underwriting.”

Sales of Restricted Securities

Other than the shares sold in this offering, all of the remaining shares of our Class A common stock outstanding following the consummation of the offering or issuable upon exchange for Class B Units of Chobani Global Holdings will be available for sale, subject to the lock-up agreements described above, after the date of this prospectus in registered sales or pursuant to Rule 144 or another exemption from registration. Restricted shares may be sold in the public market only if they are registered or if they qualify for an exemption from registration, including under Rule 144 promulgated under the Securities Act, which is summarized below.

In general, under Rule 144, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our Class A common stock beneficially owned thereby for at least one year without regard to the volume limitations summarized below. However, such non-affiliate need only have beneficially owned such shares to be sold for at least six months if we have been subject to the reporting requirements of the Exchange Act for at least

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

90 days at the time of such sale and there is adequate current public information about us available. In either case, a non-affiliate may include the holding period of any prior owner other than an affiliate of ours. Under applicable SEC guidance, we believe that for purposes of Rule 144 the holding period for shares of Class A common stock issued in exchange for Class B Units of Chobani Global Holdings will generally include the holding period in the corresponding Class B Units exchanged.

Beginning                days after the date of this prospectus, our affiliates who have beneficially owned shares of our Class A common stock for at least six months, including the holding period of any prior owner other than one of our affiliates and the holding period for Class B Units of Chobani Global Holdings exchanged for shares of Class A common stock, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of our Class A common stock then-outstanding, which will equal approximately                 shares immediately after the consummation of this offering; and (ii) the average weekly trading volume in our Class A common stock on the applicable stock exchange during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale. Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

As a result of the provisions of Rule 144, additional shares will be available for sale in the public market upon the expiration or, if earlier, the waiver of the lock-up period provided for in the lock-up agreements, subject, in some cases, to volume limitations.

Additional Registration Statements

In addition,                shares of Class A common stock may be granted under our equity incentive plans. See “Compensation Discussion and Analysis—2021 Equity Incentive Plan” We intend to file one or more registration statements under the Securities Act after this offering to register up to                shares of our Class A common stock issued or reserved for issuance under the 2021 Plan and any future equity incentive plans. These registration statements will become effective upon filing, and shares covered by these registration statements will be eligible for sale in the public market immediately after the effective dates of these registration statements, subject to any vesting restrictions and limitations on exercise under the applicable equity incentive plan, the lock-up agreements described in “Underwriting” and, with respect to affiliates, limitations under Rule 144.

Registration Rights

After this offering, and subject to the lock-up agreements, holders of our Class B common stock will be entitled to certain rights with respect to the registration of their shares of our Class A common stock under the Securities Act. For more information, see “Certain Relationships and Related Person Transactions—Proposed Transactions with Chobani Inc.—Registration Rights Agreement.” After such registration, these shares of our Class A common stock will become freely tradable without restriction under the Securities Act.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax considerations to a Non-U.S. Holder (as defined below) that purchases our Class A common stock in this offering for cash at the public offering price. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular Non-U.S. Holders in light of their special circumstances or to Non-U.S. Holders subject to special tax rules (including a “controlled foreign corporation,” “passive foreign investment company,” company that accumulates earnings to avoid U.S. federal income tax, tax-exempt organization, financial institution, broker or dealer in securities or former U.S. citizen or resident). Except as specifically provided herein, this discussion does not address any aspect of U.S. federal taxation other than U.S. federal income taxation or any aspect of state, local or non-U.S. taxation. In addition, this discussion deals only with U.S. federal income tax consequences to a Non-U.S. Holder that acquires our Class A common stock in this offering and holds our Class A common stock as a capital asset.

This summary is based on current U.S. federal income tax law, which is subject to change, possibly with retroactive effect.

A “Non-U.S. Holder” is a beneficial owner of our Class A common stock that is an individual, corporation, trust or estate that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes is a beneficial owner of our Class A common stock, the U.S. federal income tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. Entities or arrangements classified as partnerships for U.S. federal income tax purposes and their partners holding our Class A common stock should consult their own tax advisors concerning the U.S. federal income and other tax consequences of investing in our Class A common stock.

This summary is included herein as general information only. Accordingly, each prospective purchaser of our Class A common stock is urged to consult its tax advisor with respect to U.S. federal, state, local and non-U.S. income and other tax consequences of holding and disposing of our Class A common stock.

If you are considering the purchase of our Class A common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the ownership of the Class A common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Distributions

We do not currently expect to pay dividends on our Class A common stock. The distributions, if any, of cash or property that we make with regard to our Class A common stock (other than certain pro rata

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

distributions of our stock) will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to a Non-U.S. Holder of our Class A common stock that are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a duly completed and properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate. These certifications must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. If the amount of a distribution exceeds our current or accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of a Non-U.S. Holder’s tax basis in its shares of our Class A common stock, and thereafter will be treated as capital gain from the sale or exchange of the Non-U.S. Holder’s shares of Class A common stock. A Non-U.S. Holder that does not timely furnish the required documentation, but is eligible for a reduced rate of withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the “IRS”). Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States and, if such Non-U.S. Holder is entitled to claim treaty benefits (and the Non-U.S. Holder complies with applicable certification and other requirements), that are attributable to a permanent establishment (or, for an individual, a fixed base) maintained by such Non-U.S. Holder within the United States are not subject to the withholding tax described above but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. In order for its effectively connected dividends to be exempt from the withholding tax described above, a Non-U.S. Holder will be required to provide a duly completed and properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Dividends received by a Non-U.S. Holder that is a corporation that are effectively connected with its conduct of a trade or business within the United States may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Sale, Exchange, or Other Taxable Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized upon the sale, exchange, or other taxable disposition of shares of our Class A common stock, unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States and, if the Non-U.S. Holder is entitled to claim treaty benefits (and the Non-U.S. Holder complies with applicable certification and other requirements), is attributable to a permanent establishment (or, for an individual, a fixed based) maintained by the Non-U.S. Holder within the United States; (ii) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or (iii) we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of disposition or the period that such Non-U.S. Holder held shares of our Class A common stock. We do not believe that we have been, currently are, or will become, a United States real property holding corporation. If we were or were to become a United States real property holding corporation at any time during the applicable period, however, any gain recognized on a disposition of our Class A common stock by a Non-U.S. Holder that did not own (directly, indirectly, or constructively) more than 5% of our Class A common stock during the applicable period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”)).

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

An individual Non-U.S. Holder who is subject to U.S. federal income tax because the Non-U.S. Holder was present in the United States for 183 days or more during the year of disposition and meets certain other conditions is taxed on its gains (including gains from the disposition of our common stock and net of applicable U.S. source losses from dispositions of other capital assets recognized during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder for whom gain recognized on the disposition of our common stock is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States and, if the Non-U.S. Holder is entitled to claim treaty benefits (and the Non-U.S. Holder complies with applicable certification and other requirements), is attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder within the United States generally will be taxed on any such gain on a net income basis at applicable graduated U.S. federal income tax rates and, in the case of a Non-U.S. Holder that is a non-U.S. corporation, the branch profits tax discussed above generally may also apply.

Information Reporting Requirements and Backup Withholding

The amount of dividends or proceeds paid to a Non-U.S. Holder, the name and address of the Non-U.S. Holder and the amount of tax, if any, withheld generally will be reported to the IRS. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. A Non-U.S. Holder generally will be required to provide proper certification (usually on a Form W-8BEN or Form W-8BEN-E, as applicable) to establish that the Non-U.S. Holder is not a U.S. person or otherwise qualifies for an exemption in order to avoid backup withholding tax with respect to our payment of dividends on, or the proceeds from the disposition of, our Class A common stock. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against that Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. Each Non-U.S. Holder should consult its tax advisor regarding the application of the information reporting rules and backup withholding to it.

Additional Withholding Tax on Payments Made to Foreign Accounts

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), payments of dividends on and the gross proceeds of dispositions of our Class A common stock paid to (i) a “foreign financial institution” (as specifically defined in the Code) or (ii) a “non-financial foreign entity” ( as specifically defined in the Code) will be subject to a withholding tax at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. Under proposed U.S. Treasury regulations, the preamble to which states that taxpayers may rely on the proposed U.S. Treasury regulations until final U.S. Treasury regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of our Class A common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements.

As discussed above under “—Distributions,” a dividend payment may be subject to a 30% withholding tax. While a payment with respect to our Class A common stock could be subject to both FATCA withholding and the withholding tax discussed above under “—Distributions,” the maximum rate of U.S. withholding on such payment would not exceed 30%. Non-U.S. Holders should consult their tax advisors regarding the possible implications of FATCA withholding tax on their investment in our Class A common stock (including the possibility of FATCA withholding on payments made to financial intermediaries through which the Non-U.S. Holders hold their Class A common stock).

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

UNDERWRITING

The company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and BofA Securities, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
BofA Securities, Inc.

Total:

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional              shares from the company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors, and holders of substantially all of the outstanding units of Chobani Global Holdings, immediately prior to this offering have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any share of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date              days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and BofA Securities, Inc.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

An application will be made to list the shares on                      under the symbol “CHO.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market.    In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the                , in the over-the-counter market or otherwise.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                 . The company has also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering in an amount up to $                 .

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of our shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory,

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments. Certain of the underwriters may offer and sell the shares through one or more of their respective affiliates or other registered broker-dealers or selling agents. An affiliate of BofA Securities, Inc. acts as administrative agent under our First Lien Credit Agreement.

Goldman Sachs Bank USA, an affiliate of Goldman, Sachs & Co. LLC, one of the underwriters of this offering, has entered into loan agreements with Hamdi Ulukaya, our Founder, Chief Executive Officer and Chairperson. Under the loan agreements, Goldman Sachs Bank USA has agreed to make loans up to an aggregate principal amount of $205 million, of which $143.5 million was outstanding as of July 6, 2021. Prior to the Reorganization, obligations under the loan agreements are secured by a pledge of 17.8% of the equity of FHU US Holdings, whose sole asset following the offering is     % of the fully diluted equity of Chobani. Goldman Sachs Bank USA has received customary fees and expense reimbursements in connection with these loans. As a regulated entity, Goldman Sachs Bank USA makes decisions regarding making and managing its loans independent of Goldman Sachs & Co. LLC.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that it may make an offer to the public in that Relevant State of any shares at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

United Kingdom

In relation to the United Kingdom, no shares of common stock have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:

(a)     to any legal entity which is qualified investor as defined in Article 2 of the UK Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation); or

(c) in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (“FSMA”)

provided that no such offer of shares shall require the Issuer or any representative to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any relevant state means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

(Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made under that Ordinance.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our shares are subscribed or purchased under Section 275 by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(1)

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the shares being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the shares have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The shares may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the shares are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common shares may only be made to persons (the “Exempt Investors”), who are:

(a)

“sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act; and

(b)	“wholesale clients” (within the meaning of section 761G of the Corporations Act),

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

so that it is lawful to offer the common shares without disclosure to investors under Chapters 6D and 7 of the Corporations Act.

The common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapters 6D and 7 of the Corporations Act would not be required pursuant to an exemption under both section 708 and Subdivision B of Division 2 of Part 7.9 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapters 6D and 7 of the Corporations Act. Any person acquiring common shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

The validity of the shares of Class A common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP. Certain legal matters in connection with the shares of Class A common stock offered hereby will be passed upon for the underwriters by Davis Polk & Wardwell LLP.

EXPERTS

The consolidated financial statements of Chobani Global Holdings, LLC at December 26, 2020 and December 28, 2019, and for each of the three years in the period ended December 26, 2020, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon the report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of our Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto. For more information regarding us and the shares of our Class A common stock offered by this prospectus, we refer you to the full registration statement, including the exhibits and schedules filed therewith. This prospectus summarizes certain provisions of certain contracts and other documents filed as exhibits to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents.

The SEC maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC’s website. As a result of the offering, we will become subject to the reporting requirements of the Exchange Act and will file with or furnish to the SEC periodic reports and other information. We intend to furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, for the first three fiscal quarters of each fiscal year. Our website is located at www.chobani.com. Following the completion of this offering, we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Manager of Chobani Global Holdings, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Chobani Global Holdings, LLC (the Company) as of December 26, 2020 and December 28, 2019, the related consolidated statements of operations, comprehensive loss, redeemable common units and members’ deficit and cash flows for each of the three years in the period ended December 26, 2020, and the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 26, 2020 and December 28, 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 26, 2020, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases as a result of the adoption of ASU No. 2016-02, Leases (Topic 842), as amended, effective December 30, 2018.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements,

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Trade Allowance

Description of the Matter

The balance of the Company’s trade allowance as of December 26, 2020 was $38.5 million. As discussed in Note 1 to the consolidated financial statements, the Company promotes its products through trade promotions and consumer incentives including, but not limited to, discounts, rebates, coupons, and in-store display incentives. The Company recognizes the estimated costs of these sales incentives as variable consideration using the expected value method to determine the reduction to revenue with a corresponding reduction to accounts receivable at the time of revenue recognition.

Auditing management’s calculation of the trade allowance was highly subjective and required significant judgment as a result of the nature of the required estimates and assumptions. In particular, the estimates required an analysis of programs offered, historical sales, expectations regarding customer and consumer participation, and historical experience with deduction patterns associated with similar programs offered in the past. The estimated cost of these programs is sensitive to changes in trends with regard to customer and consumer participation.

How We Addressed the Matter in Our Audit	To test the balance of the trade allowance we performed audit procedures that included, among others, assessing (1) the methodology used by management to estimate the expected value of unsettled trade promotions and consumer incentives, (2) whether all material accrued trade promotions and consumer incentive programs were properly included in management’s estimate, and (3) the significant assumptions and underlying data used in management’s analysis. Specifically, when evaluating the significant assumptions and underlying data, we compared them to historical sales and customer deduction patterns and assumptions used in prior periods. Further, we performed a retrospective review of actual customer deductions taken for trade promotions and consumer incentives to evaluate the historical accuracy of the Company’s trade allowance estimates. In addition, we performed sensitivity analyses of the significant assumptions to evaluate the changes in the estimate that would result from changes in the assumptions.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2011.

Buffalo, New York

July 6, 2021

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

CONSOLIDATED BALANCE SHEETS

(in thousands, except unit data)

	December 26, 2020	December 28, 2019
Assets
Current assets:
Cash and cash equivalents	$90,433	$47,474
Accounts receivable, net	48,563	63,711
Due from related party	1,327	2,034
Inventories, net	62,363	62,337
Other current assets	21,648	26,741

Total current assets	224,334	202,297
Property, plant, and equipment, net	665,475	731,992
Operating lease right of use assets	43,994	45,995
Goodwill	22,947	22,853
Intangible assets, net	10,783	11,076
Deferred income taxes	4,044	3,863
Other assets, net	32,853	26,607

Total assets	$1,004,430	$1,044,683

Liabilities and deficit
Current liabilities:
Current portion of long-term debt	$31,781	$15,444
Accounts payable	97,700	104,191
Accrued expenses and other current liabilities	107,476	109,797

Total current liabilities	236,957	229,432
Long-term debt	1,361,613	1,349,848
Operating lease liabilities	45,580	49,998
Other long-term liabilities	4,946	4,055

Total liabilities	1,649,096	1,633,333
Commitments and contingencies (Note 16)
Redeemable Class A Common Units, 298,451,086 units authorized, issued and outstanding at December 26, 2020 and December 28, 2019	2,213,062	2,058,524

Members’ Deficit:
Class B Common Units, 42,635,870 units authorized, at December 26, 2020 and December 28, 2019 and 21,079,489 and 15,497,389 issued and outstanding at December 26, 2020 and December 28, 2019, respectively	15,891	11,462
Accumulated deficit	(2,852,317)	(2,634,359)
Accumulated other comprehensive loss	(21,302)	(24,277)

Total members’ deficit	(2,857,728)	(2,647,174)

Total redeemable common units and members’ deficit	(644,666)	(588,650)

Total liabilities and redeemable common units and members’ deficit	$1,004,430	$1,044,683

See accompanying notes.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Year Ended
	December 26, 2020	December 28, 2019	December 29, 2018
Net sales	$1,401,371	$1,331,697	$1,289,811
Cost of sales	1,091,156	1,003,948	956,452

Gross profit	310,215	327,749	333,359
Selling, general, and administrative expenses	266,135	250,650	272,243
Restructuring costs	2,330	446	1,707

Income from operations	41,750	76,653	59,409

Other (expense) income:
Interest expense, net	(96,278)	(95,135)	(93,201)
Other (expense) income, net	(1,050)	1,321	(9,076)
Gain on extinguishment of debt	—	—	17,721
Currency (loss) gain	(39)	(786)	169

Total other expense	(97,367)	(94,600)	(84,387)

Loss before income taxes	(55,617)	(17,947)	(24,978)
Income tax provision	3,105	1,484	1,440

Net loss	$(58,722)	$(19,431)	$(26,418)

See accompanying notes.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Year Ended
	December 26, 2020	December 28, 2019	December 29, 2018
Net loss	$(58,722)	$(19,431)	$(26,418)
Other comprehensive loss:
Unrealized (loss) gain on interest rate swap	(1,711)	(6,907)	1,242
Foreign currency translation adjustment	4,686	(612)	(4,876)

Total other comprehensive income (loss)	2,975	(7,519)	(3,634)

Total comprehensive loss	$(55,747)	$(26,950)	$(30,052)

See accompanying notes.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

CONSOLIDATED STATEMENTS OF REDEEMABLE COMMON UNITS AND MEMBERS’ DEFICIT

(in thousands, except unit data)

	Redeemable Common Units		Members’ Deficit
	Class A Units		Class B Units
	Number of units	Amount	Number of units	Amount	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Members’ Deficit
December 30, 2017	298,451,086	$1,772,652	18,548,924	$6,004	$(2,279,034)	$(13,124)	$(2,286,154)

Capital contribution	—	10,787	—	—	—	—	—
Capital distribution	—	(34,354)	—	—	—	—	—
Issuance of units	—	—	2,188,201	—	—	—	—
Forfeiture of units	—	—	(4,261,677)	—	—	—	—
Profits interest compensation costs	—	—	—	1,483	—	—	1,483
Decrease in redemption value of Class A Units	—	(147,982)	—	—	147,982	—	147,982
Other comprehensive loss	—	—	—	—	—	(3,634)	(3,634)
Net loss	—	—	—	—	(26,418)	—	(26,418)

December 29, 2018	298,451,086	1,601,103	16,475,448	7,487	(2,157,470)	(16,758)	(2,166,741)
Cumulative effect of accounting change	—	—	—	—	(37)	—	(37)
Issuance of units	—	—	628,047	—	—	—	—
Forfeiture of units	—	—	(1,606,106)	—	—	—	—
Profits interest compensation costs	—	—	—	3,975	—	—	3,975
Increase in redemption value of Class A Units	—	457,421	—	—	(457,421)	—	(457,421)
Other comprehensive loss	—	—	—	—	—	(7,519)	(7,519)
Net loss	—	—	—	—	(19,431)	—	(19,431)

December 28, 2019	298,451,086	2,058,524	15,497,389	11,462	(2,634,359)	(24,277)	(2,647,174)
Capital distribution	—	(4,698)	—	—	—	—	—
Issuance of units	—	—	6,517,349	—	—	—	—
Forfeiture of units	—	—	(935,249)	—	—	—	—
Profits interest compensation costs	—	—	—	4,429	—	—	4,429
Increase in redemption value of Class A Units		159,236	—	—	(159,236)	—	(159,236)
Other comprehensive income	—	—	—	—	—	2,975	2,975
Net loss	—	—	—	—	(58,722)	—	(58,722)

December 26, 2020	298,451,086	$2,213,062	21,079,489	$15,891	$(2,852,317)	$(21,302)	$(2,857,728)

See accompanying notes.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended
	December 26, 2020	December 28, 2019	December 29, 2018
Operating activities
Net loss	$(58,722)	$(19,431)	$(26,418)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	108,986	96,515	101,166
Amortization of deferred financing costs	6,196	4,223	3,807
Amortization of original issue discount and premium, net	901	401	397
Provision for doubtful accounts	(358)	14	(47)
Loss on disposal of equipment	2,194	844	3,553
Asset write off	12,778	—	—
Gain on extinguishment of debt	—	—	(17,721)
Deferred income taxes	169	(609)	(993)
Profits interest compensation costs	4,429	3,975	1,483
Changes in:
Accounts receivable, net	11,606	(7,512)	(795)
Due from related party	703	(1,357)	725
Inventories, net	592	(16,347)	2,399
Other assets	8,543	(1,054)	(9,901)
Accounts payable	311	7,584	(9,341)
Accrued expenses and other liabilities	7,302	11,890	4,250

Net cash provided by operating activities	105,630	79,136	52,564

Investing activities
Capital expenditures	(73,461)	(83,071)	(65,735)
Proceeds from disposal of property, plant and equipment	14	144	39

Net cash used in investing activities	(73,447)	(82,927)	(65,696)

Financing activities
Proceeds from long-term debt	825,000	—	—
Borrowings under revolving credit facility	20,000	—	—
Borrowings under trade finance facility	20,000	—	—
Borrowings under lines of credit	7,664	—	2,812
Proceeds from equipment finance facility	9,474	18,835	—
Repayments of revolving credit facility	(20,000)	—	—
Repayments of trade finance facility	(20,000)	—	—
Repayments of lines of credit	(7,664)	—	(1,451)
Payments of equipment finance facility	(7,368)	(3,916)	(4,152)
Repayments of notes payable	—	—	(449)
Repayments of long-term debt	(797,396)	(8,266)	(11,745)
Payments of deferred financing costs	(15,264)	—	(383)
Capital contribution	—	—	10,787
Capital distribution	(4,698)	—	(34,354)

Net cash provided by (used in) financing activities	9,748	6,653	(38,935)
Effect of exchange rate changes on cash and cash equivalents	1,028	(590)	(828)
Net increase (decrease) in cash and cash equivalents	42,959	2,272	(52,895)
Cash and cash equivalents at beginning of period	47,474	45,202	98,097

Cash and cash equivalents at end of period	$90,433	$47,474	$45,202

Supplemental cash flow information
Cash paid for:
Interest	$85,892	$92,539	$86,707
Income taxes	3,332	1,720	2,490
Noncash transactions:
Property, plant and equipment purchases included in accounts payable and accrued expenses and other current liabilities	14,855	55,330	22,250

See accompanying notes.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

Years Ended December 2020, 2019 and 2018

1. Business and Summary of Significant Accounting Policies

Organization

Chobani manufactures, markets, distributes and sells Greek yogurt and other products in the United States and select international markets. Chobani was founded in 2005 by Hamdi Ulukaya and is operated through a holding company, Chobani Global Holdings, LLC, a Delaware limited liability company. Chobani Global Holdings, LLC operates through its direct and indirect, wholly owned subsidiaries. All of the Class A Units of Chobani Global Holdings, LLC are held by FHU US Holdings, LLC. FHU US Holdings is controlled by Hamdi Ulukaya through his beneficial ownership of substantially all the outstanding units of FHU Holdco, LLC (“FHU Holdco”), which owns 80% of the membership units of FHU US Holdings; and HOOPP Capital Partners (Greek) LLC which owns 20% of the membership units of FHU US Holdings. All of the Class B Units are held by or on behalf of Chobani employees indirectly through CGH Management Holdings, LLC. Except as the context otherwise requires, Chobani Global Holdings, LLC and its consolidated subsidiaries are collectively referred to herein as “Chobani” or the “Company”.

Basis of Presentation

The accompanying consolidated financial statements reflect the consolidated operations of Chobani Global Holdings, LLC, including its financial position, results of operations and cash flows, in conformity with U.S. generally accepted accounting principles (“GAAP”). All intercompany balances and transactions have been eliminated in consolidation. The Company’s fiscal year is comprised of 52 or 53 weeks, ending on the last Saturday of the calendar month of December. Fiscal years 2020, 2019, and 2018 contained 52 weeks. The financial statements of the Company’s foreign subsidiaries are translated into U.S. dollar equivalents in accordance with Accounting Standards Codification (“ASC”) Topic 830, Foreign Currency Matters. Translation adjustments are recorded as a component of other comprehensive income (loss).

Reportable Segments

We have defined our operating and reportable segments on a geographic basis, as this aligns with how our Chief Operating Decision Maker (“CODM”) manages our business, including resource allocation and performance assessment. Accordingly, our two operating and reportable segments are North America and International, which for the year ended December 26, 2020 generate 91% and 9% of our consolidated net sales, respectively.

•

North America—This segment includes the United States, Canada, Mexico and export markets where we market, sell or distribute our products from the United States. This segment represents results of operations conducted by us or indirectly through distributors located in such countries. The North America segment is responsible for our yogurt, Oat Milk, Coffee Creamers and Coffee market positions, as well as our food service market positions in the United States, Canada and Mexico.

•

International—This segment includes Australia and countries other than those included in the North America segment where we currently manufacture, market, sell or distribute our products. In Australia, we sell our yogurt under the Chobani and Gippsland Dairy brands.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

Financial and other information regarding our reportable segments is provided in Note 18 to the consolidated financial statements

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from these estimates. Our significant estimates and assumptions include, among others, valuation assumptions of goodwill and other intangible assets, useful lives of long-lived assets, marketing and trade promotion accruals and value of share-based compensation. These estimates and assumptions are based on management’s best judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and the effects of any revisions are reflected in the consolidated financial statements in the period that they are determined. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

Cash and Cash Equivalents

The Company maintains cash balances at financial institutions. At certain times throughout the year, the Company’s bank deposit accounts may exceed the federally insured limits. The Company has not experienced any loss as a result of these deposits and does not expect any losses in the future. All highly liquid instruments purchased with a maturity of 3 months or less are considered to be cash equivalents.

Accounts Receivable

Trade accounts receivable are recorded at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any loss anticipated on the trade accounts receivable balances and charged to the provision for doubtful accounts. We calculate this allowance based on our history of write-offs, the level of past-due accounts based on the contractual terms of the receivables, our relationships with our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers. Account balances are written off against the allowance when management determines the receivable is uncollectible. We have presented Accounts receivable, net of trade allowances. Our allowance for doubtful accounts was $35 thousand as of December 26, 2020 and $0.4 million as of December 28, 2019.

Goodwill and Intangible Assets

Goodwill is not amortized, but instead is evaluated for impairment annually (or more frequently if impairment indicators arise, such as changes to the reporting unit structure or significant adverse changes in the business climate). The Company performs its test for impairment at the first day of the fourth quarter of its fiscal year. The Company tests goodwill for impairment by performing either a qualitative or quantitative assessment for each of its reporting units. If we choose to perform a qualitative assessment, we evaluate economic, industry and company-specific factors in assessing the fair value of the related reporting unit. If, after assessing the totality of events or circumstances, we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then we perform the quantitative goodwill impairment test.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

In the quantitative goodwill impairment test, the fair value of the reporting unit is compared to the carrying amount of that reporting unit, including goodwill. When performing the quantitative assessment, the Company uses a blended analysis of a discounted cash flow model and a market valuation approach to determine the fair values of its reporting units. If the carrying value of a reporting unit exceeds its fair value, the difference is recognized as a goodwill impairment charge, not to exceed the amount of goodwill recorded.

Our intangible assets have a finite life and are generally amortized on a straight-line basis, unless the pattern of usage of the benefits indicates that an alternate method is more representative of the usage of the asset, over their estimated economic useful life, of 15 years. The Company reviews definite-lived intangible assets for impairment when conditions exist that indicate the carrying amount of the assets may not be recoverable. Such conditions could include significant adverse changes in the operating or macroeconomic environment.

There were no impairment charges related to goodwill or intangible assets in 2020, 2019 or 2018.

Revenue Recognition

The Company’s revenues primarily consist of the sale of food and beverage products, and therefore, exhibit similar economic characteristics, as they are based on similar ingredients and are marketed and sold through the same channels to similar customers. Revenues are recognized when our performance obligation has been satisfied and control of the product passes to our customers, which typically occurs when products are delivered or accepted by customers in accordance with the terms of the underlying agreements. Shipping and handling costs incurred to deliver the product are recorded within Cost of sales. Amounts billed and due from our customers are classified as Accounts receivable, net in the Consolidated Balance Sheets and require payment on a short-term basis, primarily 60 days or less. Revenues are recognized net of provisions for returns, discounts and certain trade promotion expenses which are recognized as a reduction of revenue. The estimated reduction of revenue from promotional programs involves the use of judgement related to performance and redemption estimates. Estimates are made based on historical experience and other factors, including expected volume. Historically, the difference between actual experience compared to estimated redemptions and performance has not been significant to the consolidated financial statements. Differences between estimates and actual costs are recognized as a change in estimate in the period that the differences are identified. Refer to Note 18 for additional information on disaggregation of revenue. In 2018, the Company adopted revised guidance on the recognition of revenue from contracts with customers. See Note 2 for additional information.

Trade Allowance

The Company promotes its products with trade promotions and consumer incentives. These programs include, but are not limited to, discounts, rebates, coupons, in-store display incentives, and amounts credited to our customers for shelf space in retail stores. We recognize the costs of trade promotion and consumer incentive activities as a reduction to revenue along with a corresponding reduction to Accounts receivable, net based on estimates at the time of revenue recognition. The Company uses the expected value approach to determine this variable consideration. These estimates are based on our analysis of the programs offered, expectations regarding customer and consumer participation, sales and payment trends and our experience with deduction patterns associated with similar programs offered in the past. The Company reviews and updates its estimates and related

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

accruals of variable consideration each period based on actual experience. Additionally, the Company estimates coupon redemption from consumers utilizing third-party data and other assumptions. Differences between estimated and actual incentive costs are historically not material and are recognized in earnings in the period such differences are determined.

The trade allowance, which is included in Accounts receivable, net on the Consolidated Balance Sheets was $38.5 million and $25.1 million at December 26, 2020 and December 28, 2019, respectively. These allowances are estimated based on evaluations of historical redemption rates. Trade spending, which is recognized as a reduction to revenue totaled $595.2 million, $542.5 million and $504.3 million for the years ended December 26, 2020, December 28, 2019 and December 29, 2018, respectively.

Advertising

The Company expenses production costs of print, radio, television and other advertisements as of the first date the advertisements take place. Advertising costs included are in Selling, general and administrative expenses in our Consolidated Statements of Operations and were $65.5 million, $63.4 million and $80.5 million for the years ended December 26, 2020, December 28, 2019 and December 29, 2018, respectively.

Research and Development

Research and development costs are expensed as incurred and are included in Selling, general and administrative expenses in our Consolidated Statements of Operations. Research and development expense was $10.3 million, $10.8 million and $7.9 million for the years ended December 26, 2020, December 28, 2019 and December 29, 2018, respectively.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes. Under the liability method specified by ASC Topic 740, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities, as measured by enacted tax rates.

The Company assesses its income tax positions and records tax benefits based upon the Company’s evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where the amount with a cumulative likelihood greater than 50% that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

The Company includes estimated interest and penalties on uncertain tax positions as part of our Income tax provision in our Consolidated Statements of Operations. No liability for uncertain tax positions was required as of December 26, 2020. There was a liability of $0.3 million as of December 28, 2019. This liability was included in Accrued expenses and other current liabilities on the Consolidated Balance Sheets.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

The U.S. operating entities of the Company are organized as a partnership. The Company does have a U.S. subsidiary that is taxed as a corporation, that holds the investments in the Company’s foreign subsidiaries. The Company also has foreign subsidiaries in Australia, Mexico and Canada that are also taxed as corporations in those jurisdictions.

Concentrations of Credit Risk

The Company is exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. To mitigate counterparty credit risk, the Company enters into contracts with carefully selected, leading, creditworthy financial institutions, and distributes contracts among several financial institutions to reduce the concentration of credit risk. The Company did not have credit-risk-related contingent features in our derivative instruments as of December 26, 2020 and December 28, 2019.

The Company is also exposed to credit risk from customers. The Company believes its exposure to concentrations of credit risk is limited due to the diverse geographic areas covered by our operations. The Company’s largest customer accounted for 10%, 10% and 13% of Net sales for the years ended December 26, 2020, December 28, 2019, and December 29, 2018, respectively. Two customers each accounted for 10% of Accounts receivable, net as of December 26, 2020 and December 28, 2019.

Redeemable Common Units

The Company has applied the guidance in ASC Topic 480-10-S99-3A, SEC Staff Announcement: Classification and Measurement of Redeemable Securities and has classified the Class A common units outside of members’ deficit because the Class A common unitholders could require the Company to initiate a redemption and such event is not considered to be within the Company’s control, therefore the units are currently redeemable for cash and are recorded at their redemption amounts which represents their fair value at each balance sheet date.

2. Recent Accounting Pronouncements

Recently Adopted Pronouncement

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update “ASU” 2014-09, Revenue from Contracts with Customers (Topic 606), with final amendments issued in 2016. The pronouncement was issued to clarify the principles for recognizing revenue and to develop a common revenue standard and disclosure requirements for U.S. GAAP. On December 31, 2017, the Company adopted the requirements of Accounting Standards Codification (“ASC”) Topic 606 and the amendments related thereto and applied the new requirements to all of our contracts using the modified retrospective method. Upon completing the Company’s implementation assessment of ASC Topic 606, the Company concluded that no adjustment was required to the opening balance of accumulated deficit at the date of initial application. Refer to footnotes 1 and 18 for additional disclosures required by ASC Topic 606.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the lease requirements in Topic 840 and requires an entity to recognize a right-of-use (“ROU”) asset and corresponding lease obligation on the balance sheet, classified as financing or operating, as

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

appropriate. The objective of ASU 2016-02 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. The Company adopted ASC 842 as of December 30, 2018 using the modified retrospective method. Comparative information for the prior fiscal year has not been retrospectively adjusted.

The new guidance was applied to leases that existed or were entered into on or after December 30, 2018. As a result of the adoption of the new standard, the Company recorded $50.8 million and $60.5 million ROU assets and lease liabilities, respectively, as of the date of adoption, related to its operating leases. Operating lease assets are presented as operating lease right of use (“ROU”) assets, and corresponding operating lease liabilities are presented within Accrued expenses and other current liabilities (current portion), and as Operating lease liabilities, noncurrent portion, on our Consolidated Balance Sheets. Finance lease assets are included in Property, plant and equipment, net and corresponding finance lease liabilities are included within Accrued expenses and other current liabilities (current portion) and Other long-term liabilities (non-current), on our Consolidated Balance Sheets. The adoption of ASC 842 did not have a material impact on the Company’s results of operations, cash flows or our compliance with any debt covenants. The Company has elected to adopt certain practical expedients provided under ASC 842, including the options to not apply lease recognition for short-term leases, and to not reassess 1) whether expired or existing contracts contain leases, 2) lease classification for expired or existing leases and 3) initial direct costs. The Company did not elect the hindsight practical expedient to determine the lease term for existing leases and in assessing impairment for the ROU assets. Additional disclosures required by ASC Topic 842 are presented in Note 10 to the consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU modifies the measurement of expected credit losses of certain financial instruments. ASU 2016-13 is effective for annual periods beginning after December 15, 2019 and interim periods within those annual periods. The amendments in this ASU should be applied on a modified retrospective basis to all periods presented. The Company adopted the provisions of this ASU as of December 29, 2019. Adoption of the new standard had no impact on the Company’s consolidated financial statements.

Pronouncements Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The ASU is intended to provide temporary optional expedients and exceptions to the GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. Entities may apply this ASU upon issuance through December 31, 2022 on a prospective basis. The Company is currently evaluating the impact of the new standard on our consolidated financial statements and related disclosures.

The Company reviewed all other recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a significant impact to the consolidated financial statements.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

3. Inventories

Inventories, net consist of the following:

	December 26, 2020	December 28, 2019
Raw materials	$27,172	$25,837
Work in progress	567	329
Finished goods	34,624	36,171

	$62,363	$62,337

Inventory is valued at the lower of cost or net realizable value, utilizing the first-in, first-out method. The Company reserves for finished goods expected to become non-saleable due to age. The Company also specifically identifies and reserves for slow moving or obsolete raw ingredients and packaging.

4. Property, Plant and Equipment

Property, plant, and equipment, net consisted of the following:

	December 26, 2020	December 28, 2019
Land and land improvements	$19,664	$19,619
Buildings and leasehold improvements	320,743	316,457
Computer software and equipment	37,408	37,116
Machinery and equipment	960,784	911,618
Furniture and fixtures	6,458	6,130
Construction in progress	28,731	41,956

	1,373,788	1,332,896
Less: accumulated depreciation	(708,313)	(600,904)

	$665,475	$731,992

Property, plant and equipment are stated at cost. Depreciation of buildings and leasehold improvements, machinery and equipment, furniture and fixtures, and computer software is based on their estimated useful lives and is calculated using the straight-line method. Amortization of leasehold improvements is based on the lesser of their estimated useful lives or the terms of the related leases and is calculated using the straight-line method. Repairs and maintenance costs are expensed as incurred. Expenditures that materially increase values or extend useful lives are capitalized. The related costs and accumulated depreciation of disposed assets are eliminated and any resulting gain or loss on disposition is included in net loss. The Company utilizes the following ranges of asset lives:

Buildings and leasehold improvements	5 - 40 years
Machinery and equipment	5 - 20 years
Furniture and fixtures	7 - 10 years
Computer software and equipment	3 - 10 years

Depreciation and amortization expense related to property, plant and equipment was $105.0 million, $91.1 million and $96.8 million for the years ended December 26, 2020, December 28,

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

2019 and December 29, 2018, respectively. In 2020, the Company wrote off an asset in its North American reporting unit of $12.4 million included in construction in progress, as the Company determined the asset to no longer provide any future economic value. In addition, the Company also wrote off $0.4 million of capitalized interest associated with the asset. This amount is included in Sales, general and administrative expenses in the Consolidated Statements of Operations.

Capitalized Internal Use Software

The Company capitalizes certain internal and external costs incurred to acquire or create internal use software, within the application development stage under ASC 350. Chobani amortizes capitalized internal use software costs using the straight-line method over the estimated useful life of the software, generally from 3 to 10 years. These amounts are included within Property, plant and equipment, net on the Consolidated Balance Sheets.

Capitalized Interest

The Company capitalizes interest cost incurred on funds used to construct property, plant, and equipment. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset’s estimated useful life. For 2020, 2019, and 2018 the Company capitalized $1.3 million, $1.8 million and $1.4 million of interest, respectively, in connection with various capital projects. Depreciation expense associated with the capitalized interest is included in depreciation and amortization expense related to property, plant and equipment and was $1.7 million, $1.4 million and $1.2 million for the years ended December 26, 2020, December 28, 2019 and December 29, 2018, respectively.

5. Goodwill

Changes in the carrying amount of goodwill by segment were as follows:

	North America	International	Total
Balance at December 29, 2018	$21,812	$1,051	$22,863
Foreign exchange impact	—	(10)	(10)

Balance at December 28, 2019	21,812	1,041	22,853
Foreign exchange impact	—	94	94

Balance at December 26, 2020	$21,812	$1,135	$22,947

The Company performed a qualitative impairment test for goodwill impairment in 2020 and 2019. The assessment included an evaluation of economic, industry, and company-specific factors in assessing the fair value of each reporting unit. The Company concluded from the qualitative assessments that it is not more likely than not that the fair value of each reporting unit is less than its carrying amount. In 2018, the Company performed the impairment test using the one step impairment test. In the first step, the estimated fair value of each reporting unit is compared to the carrying value of the net assets assigned to that reporting unit. Our two reporting units are North America and International. Based on the results of the Company’s annual impairment tests, the Company determined that no impairment of goodwill existed in either reporting unit for the years ended December 26, 2020, December 28, 2019 and December 29, 2018.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

6. Intangible Assets

Intangible assets consist of the following at:

	December 26, 2020
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:
Intellectual property	$12,598	$(8,009)	$4,589
Trademarks	11,214	(7,129)	4,085
Customer relationships	5,132	(3,023)	2,109

Total amortizable intangible assets	$28,944	$(18,161)	$10,783

	December 28, 2019
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:
Intellectual property	$11,867	$(6,510)	$5,357
Trademarks	10,563	(5,794)	4,769
Customer relationships	4,709	(3,759)	950

Total amortizable intangible assets	$27,139	$(16,063)	$11,076

Intellectual property, trademarks and customer relationships are amortized on a straight-line basis over 15 years. Amortization expense related to intangible assets was $1.3 million, $1.9 million and $2.1 million for the years ended December 26, 2020, December 28, 2019 and December 29, 2018, respectively.

Future estimated amortization expense for intangible assets is $1.9 million per year for fiscal years 2021—2025, and $1.9 million thereafter.

All intangible assets are recorded on our International reporting unit.

7. Fair Value Measurements

Fair value is the price the Company would receive to sell an asset or pay to transfer a liability (exit price) in an orderly transaction between market participants. For assets and liabilities recorded or disclosed at fair value on a recurring basis, the Company determines fair value based on the following:

Level 1: Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2: Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company enters into certain floating-to-fixed interest rate swap contracts to hedge the variability of interest payment cash flows on a portion of our existing debt obligations (see Note 19). The interest rate swaps are valued using an income approach with factors such as interest rates and yield curves, which represent market observable inputs and are generally classified as Level 2. The fair value of the interest rate swap contracts is classified as a component of other assets and other liabilities in the consolidated balance sheets.

The Company did not have any level 3 financial assets or liabilities, nor were there any transfers between levels during the periods presented.

The following table presents assets and liabilities that were measured at fair value in the Consolidated Balance Sheets on a recurring basis as of December 26, 2020 and December 28, 2019:

	Assets (Liabilities)
	Level 1	Level 2	Level 3	Total
December 28, 2019
Assets:
Interest Rate Swap Agreements	$—	$61	$—	$61
Liabilities:
Interest Rate Swap Agreements	—	(3,692)	—	(3,692)
December 26, 2020
Liabilities:
Interest Rate Swap Agreements	$—	$(4,906)	$—	$(4,906)

The carrying amounts of Cash and cash equivalents, Accounts receivable, net, Accounts payable, and Current portion of long-term debt approximated fair values as of December 26, 2020 and December 28, 2019 because of the relatively short maturity of these instruments. The carrying values of the Term Loan Facility and Line of credit also approximated fair value given the variable interest rates applicable to these instruments.

The fair value of the Senior Unsecured Notes and Senior Secured Notes are principally estimated using Level 2 inputs based on the estimated or actual bids and offers of the Notes in an over-the counter market on the last trade completed prior to the end of the period. The fair values and carrying values were as follows:

	Fair Value		Carrying Value
	December 26, 2020	December 28, 2019	December 26, 2020	December 28, 2019
Senior Unsecured Notes	$552,525	$533,975	$530,000	$530,000
Senior Secured Notes	430,844	—	425,000	—

Total	$983,369	$533,975	$955,000	$530,000

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

8. Income Taxes

The components of income before income taxes were as follows:

	Year Ended
	December 26, 2020	December 28, 2019	December 29, 2018
Domestic	$(58,763)	$(20,041)	$(30,045)
Foreign	3,146	2,094	5,067

	(55,617)	(17,947)	(24,978)

The provision (benefit) for income taxes consisted of the following:

	Year Ended
	December 26, 2020	December 28, 2019	December 29, 2018
Current:
Federal	$20	$187	$—
State	(66)	192	249
Foreign	2,982	1,714	2,184

	2,936	2,093	2,433

Deferred:
State	(111)	(66)	(71)
Foreign	280	(543)	(922)

	169	(609)	(993)

	$3,105	$1,484	$1,440

Deferred income taxes reflect temporary differences between the tax basis and financial statement carrying value of assets and liabilities as well as tax attribute carryforwards.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 26, 2020	December 28, 2019
Deferred tax assets:
Inventory related	$125	$169
Payroll related	1,784	1,477
Accounts receivable	10	10
Accrued liabilities	1,632	586
Other deferred tax assets	57	50
Amortization	2,166	1,495
Book vs. tax basis in fixed assets	395	31
Lease liability	3,231	2,726

	9,400	6,544
Valuation allowance	(2,272)	—

Total deferred tax assets	7,128	6,544

Deferred tax liability:
ROU Asset	(3,083)	(2,648)
Original issue discount	(1)	(33)

Total deferred tax liabilities	(3,084)	(2,681)

Net deferred tax assets	$4,044	$3,863

The difference between income tax expense computed at the United States statutory rate compared to amounts shown in the Consolidated Statements of Operations is due primarily to the Company’s LLC entity structure which is treated as a partnership for U.S. tax purposes, changes in the valuation allowance for deferred taxes and the effects of differing tax rates in foreign tax jurisdictions.

The following table reconciles the U.S. federal statutory income tax rate with the Company’s effective income tax rate:

	Year Ended
	December 26, 2020	December 28, 2019	December 29, 2018
Federal statutory rate	21.0%	21.0%	21.0%
Increase (reduction) resulting from:
State income taxes	(0.3)	(0.9)	(0.8)
Income passed through to members	(22.8)	(25.0)	(29.9)
Foreign rate differential	(0.8)	(1.8)	4.4
Carryback refunds	—	0.6	—
Global intangible low taxed income	—	(1.0)	—
Valuation allowance	(3.6)	—	—
Other, net	0.9	(1.2)	(0.5)

Effective income tax rate	(5.6%)	(8.3%)	(5.8%)

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 26, 2020	December 28, 2019
Balance at beginning of year	$(252)	$(247)
Additions for tax positions taken during prior years	—	(5)
Reductions for tax positions taken during prior years	252	—

Balance at end of year	—	(252)

The Company reported accrued interest and penalties related to unrecognized tax benefits in Income tax provision on the Consolidated Statement of Operations. The Company recognized a net tax expense of $5 thousand in 2019 and 2018 for interest and penalties. Accrued net interest and penalties were $116 thousand as of December 28, 2019. The Company did not record an expense in 2020 and there was no accrued amount as of December 26, 2020.

The Company files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state, and local or non-U.S. income tax examinations by tax authorities for years before 2017.

The Company currently does not have any U.S. federal or state net operating losses being carried forward. The Company has a Canadian federal net operating loss and a capital loss carryforward of $93 thousand and $141 thousand, respectively, as of December 26, 2020. The Company currently has U.S. federal foreign tax credit carryforwards of $45 thousand as of December 26, 2020.

In assessing the need for a valuation allowance for deferred tax assets at December 26, 2020 and December 28, 2019, the Company assessed the four sources of income under ASC 740 to determine whether the deferred tax assets are more likely than not to be realized in future periods. Changes to tax laws, statutory tax rates and future taxable earnings can have an impact on valuation allowances related to deferred tax assets. There was a valuation allowance recorded in the amount of $2.3 million for the year ended December 26, 2020. This valuation allowance relates to Canadian net operating and capital losses, U.S. federal foreign tax credit carryforwards, and tax over book basis in Australian intellectual property.

As of December 26, 2020, the Company had approximately $18.4 million of undistributed earnings of our international subsidiaries. The Company intends to continue to reinvest the earnings outside the United States for the foreseeable future and, therefore, have not recognized additional tax expense on the earnings.

The U.S. Tax Cuts and Jobs Act, enacted in December 2017, subjects a U.S. shareholder to current tax on global intangible low-taxed income (“GILTI”) earned by certain foreign subsidiaries. The Company has elected to treat GILTI as a period cost.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

9. Debt

Debt consisted of the following:

	December 26, 2020	December 28, 2019
Current portion of Term Loan Facility	$4,000	$8,192
Current portion of Australian Line of Credit	7,969	—
Current portion of Equipment Finance Facility	19,812	7,252

Current portion of long-term debt	31,781	15,444

Term Loan Facility, net of current portion	396,000	789,148
Senior Unsecured Notes	530,000	530,000
Senior Secured Notes	425,000	—
Equipment Finance Facility, net of current portion	33,153	38,867
Australian Line of Credit	—	7,313

Long-term debt—principal balance outstanding	1,384,153	1,365,328
Less: Unamortized original issue discount, premium and debt issuance costs	(22,540)	(15,480)

Long-term debt	1,361,613	1,349,848

Total debt	$1,393,394	$1,365,292

Schedule of future maturities of long-term debt are as follows as of December 26, 2020:

2021	$31,781
2022	12,452
2023	9,906
2024	12,861
2025	544,934
Thereafter	804,000

First Lien Credit Agreement

On October 7, 2016, the Company entered into a first lien credit agreement by and among Chobani Global Holdings, LLC, Chobani, LLC (a wholly-owned subsidiary of the Company), Bank of America, N.A. as administrative agent, and the other lenders and parties thereto (the “First Lien Credit Agreement”), which established a term loan facility providing for $650.0 million in term loans with various lenders (the “First Lien Term Loan B”) and a revolving credit facility of $150.0 million (the “Revolving Credit Facility” and together with the First Lien Term Loan B, the “First Lien Credit Facilities”), secured by a first-priority lien on substantially all the assets of the Company and its subsidiaries. The First Lien Credit Agreement was amended on October 10, 2017 to, among other things, reduce the applicable rate portion of the interest rates applicable to the First Lien Credit Facilities.

The credit agreement contains financial and nonfinancial covenants including, but not limited to, limitations on liens, indebtedness, fundamental changes, and asset sales as well as the maintenance of a maximum First Lien Net Leverage Ratio, tested on the last day of any quarter if amounts utilized under the Revolving Credit Facility on such date exceed 35% of the revolving commitments.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

Interest rates on the borrowings are either LIBOR-based or based on an alternative Base Rate, plus margins.

On April 13, 2017, the Company entered into Amendment No. 1 to the First Lien Credit Agreement to increase the borrowings under the Term Loan B by $175.0 million and extend the maturity of the Revolving Credit Facility to April 2022. The Company used the net proceeds from the incremental Term Loan B and the sale of $530.0 million of the Company’s Senior Unsecured Notes to pay off the outstanding Second Lien Term Loan balance.

On October 10, 2017, the Company entered into Amendment No. 2 to its First Lien Credit Agreement, which reduced the Applicable Rate portion of the interest rates. Under the First Lien Term Loan B, the interest rate on Eurodollar Loans reduced from LIBOR + 4.25% to LIBOR + 3.50% per annum, with a LIBOR floor at 1.00%, and the interest rate on Base Rate Loans reduced from Base Rate + 3.25% to Base Rate + 2.50% per annum. Under the Revolving Credit Facility, the interest rate on Eurodollar Loans reduced from LIBOR + 3.75% to LIBOR + 3.50% per annum and the interest rate on Base Rate Loans reduced from Base Rate + 2.75% to Base Rate + 2.50% per annum. Both First Lien Term Loan B and Revolving Credit Facility interest rates are subject to a further 25bps step-down upon the achievement and maintenance of certain credit ratings as set forth in the First Lien Credit Agreement.

On October 23, 2020, the Company entered into Amendment No. 3 to its First Lien Credit Agreement, whereby the Company (i) entered into other term loans in an aggregate principal amount of $400.0 million with a maturity date of October 2027 (the “Term Loan”), (ii) entered into a revolving commitment in an aggregate principal amount of $150.0 million with a maturity date of April 2024 (the “Revolving Credit Facility” and together with the New Term Loan, the “Credit Facilities”) and (iii) repaid in full the $789.1 million outstanding under the First Lien Credit Facilities using the proceeds of the Senior Secured Notes and the Term Loan. The resulting transaction was treated as a debt modification. The Term Loan together with the First Lien Term Loan B are referred to herein as the Term Loan Facility.

The outstanding balance on the Term Loan Facility was $400.0 million as of December 26, 2020, and $797.3 million as of December 28, 2019. There was no outstanding balance on the Revolving Credit Facility as of December 26, 2020 and December 28, 2019. As of December 26, 2020 and December 28, 2019, the Company had standby letters of credit outstanding totaling $5.4 million and $5.8 million, respectively, and $144.6 million and $144.2 million available on the revolving loans, respectively.

Senior Unsecured Notes

On April 13, 2017, the Company issued $530.0 million of its 7.50% Senior Unsecured Notes due April 2025 to refinance certain other indebtedness. The Notes are guaranteed on a senior unsecured basis by Chobani Global Holdings, LLC, and by certain of its direct and indirect domestic subsidiaries.

In connection with the Senior Unsecured Notes, the Company is required to maintain non-financial covenants including, but not limited to timely completion of annual and quarterly financial statements, notification of default under the indenture, prompt notification of bankruptcy or receivership and triggering events that accelerate or increase a direct financial obligation. As of December 26, 2020 and December 28, 2019, the Company is in compliance with these covenants.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

Senior Secured Notes

On October 23, 2020, the Company issued $425.0 million of 4.625% Senior Secured Notes due November 2028 (the “Senior Secured Notes”). The Senior Secured Notes are guaranteed on a senior secured basis by Chobani Global Holdings, LLC, and by certain of its direct and indirect domestic subsidiaries.

In connection with the Senior Secured Notes, the Company is required to maintain non-financial covenants including, but not limited to timely completion of annual and quarterly financial statements, notification of default under the indenture, prompt notification of bankruptcy or receivership and triggering events that accelerate or increase a direct financial obligation. As of December 26, 2020, the Company is in compliance with these covenants.

Equipment Finance Facility

The Company enters into financing arrangements in the ordinary course of its business. These arrangements are to fund capital expenditures for growth of the business. The Company currently has ten financing arrangements totaling $53.0 million as of December 26, 2020 and $31.4 million as of December 28, 2019, with effective interest rates ranging from 9.1% to 15.8%. These financing arrangements expire from 2021 to 2025.

Trade Finance Facility

On December 21, 2018, the Company entered into a one-year loan agreement with annual renewal options to borrow up to $50.0 million based on the value of certain trade accounts receivable. On December 21, 2020, the Company renewed the agreement for an additional year. The Company had $41.2 million and $46.5 million of availability under the Trade Finance Facility as of December 26, 2020 and December 28, 2019, respectively. The Trade Finance Facility has a fee on the undrawn balance of 0.50% if less than 50% of the line is utilized. The rate is 0.38% if more than 50% of the line is utilized. The interest rate on the drawn balance is LIBOR + 1.75%. There were no outstanding borrowings under the Trade Finance Facility as of December 26, 2020 and December 28, 2019.

Australian Line of Credit

On October 10, 2020, our Australian subsidiary entered into a new line of credit pursuant to which it may borrow up to $10.0 million USD in aggregate principal amount. The line of credit expires in August 2023. The Company utilized the borrowings on this line of credit to pay off the outstanding line of credit that expired in January 2021. The line of credit had an outstanding balance of $8.0 million at December 26, 2020 and $7.3 million at December 28, 2019. The line of credit has a facility fee of 0.49% on the overall limit, and a borrowing rate of BBSY + 1.00%.

Debt Issuance Costs

Debt issuance costs are amortized to interest expense over the respective lives of the debt instruments, which range from 6 to 8 years.

In 2020, the Company capitalized debt issuance costs of $7.3 million associated with its Senior Secured Notes and $3.3 million related to its Incremental Term Loan B borrowing.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

Total debt issuance cost amortization for the years ended December 26, 2020, December 28, 2019 and December 29, 2018 was $5.7 million, $3.6 million and $4.9 million, respectively. This expense is included within Interest expense, net on the Consolidated Statements of Operations.

10. Lease Obligations

The Company has facilities and equipment lease arrangements. Under Topic 842, we determine if an arrangement is a lease at inception. An arrangement is determined to be a lease at inception if it conveys the right to control the use of identified property and equipment for a period of time in exchange for consideration. ROU assets represent the Company’s right to use an underlying asset over the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recorded on the Consolidated Balance Sheets at the lease commencement date based on the present value of the future minimum lease payments over the lease term. As the Company generally does not know the implicit rate for its leases, the discount rate used is the Company’s incremental borrowing rate which is determined based on the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a fully collateralized basis in a similar economic environment over a similar term. An ROU asset is initially measured by the present value of the remaining lease payments, plus initial direct costs and prepaid lease payments, less any lease incentives received before commencement. We include options to extend or terminate the lease in the lease payments used to measure ROU assets when it is reasonably certain that we will exercise that option. The remaining lease cost is allocated over the remaining lease term on a straight-line basis unless another systematic or rational basis is more representative of the pattern in which the underlying asset is expected to be used. ROU assets are evaluated for impairment in a manner consistent with the treatment of other long-lived assets.

The Company has elected to separate lease and non-lease components. Additionally, some of the Company’s leases contain variable lease payments, which are expensed as incurred unless those payments are based on an index or rate. Variable lease payments based on an index or rate are initially measured using the index or rate in effect at lease commencement and included in the measurement of the lease liability; thereafter, changes to lease payments due to rate or index updates are recorded as variable lease expense in the period incurred. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Operating lease assets are presented as Operating lease right of use assets, and corresponding operating lease liabilities are presented within Accrued expenses and other current liabilities (current portions), and as Operating lease liabilities, noncurrent portion, on our Consolidated Balance Sheets. Finance lease assets are included in Property, plant and equipment, net and corresponding finance lease liabilities are included within Accrued expenses and other current liabilities (current portions) and Other long-term liabilities, on our Consolidated Balance Sheets.

The Company reviews ROU assets for impairment when conditions exist that indicate the carrying amount of the assets may not be recoverable.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

The Company’s ROU assets and lease liabilities consisted of the following:

Leases	Classification	December 26, 2020	December 28, 2019
Assets
Operating lease ROU assets	Operating lease right-of-use assets	$43,994	$45,995
Finance lease ROU assets, net	Property, plant and equipment, net	$43	$98

Total leased assets		44,037	46,093
Liabilities
Current
Operating	Accrued expenses and other current liabilities	$9,466	$7,754
Finance	Accrued expenses and other current liabilities	$15	$57
Non-current
Operating	Operating lease liabilities	$45,580	$49,998
Finance	Other long-term liabilities	$40	$55

Total lease liabilities		$55,101	$57,864

Total lease cost for the periods presented consisted of the following:

	December 26, 2020	December 28, 2019
Operating lease expenses	$11,470	$10,559
Finance lease expenses:
Amortization of ROU assets	55	82
Interest on lease liabilities	4	7

Total finance lease expenses	59	89

Total lease expenses, net(1)	$11,529	$10,648

(1)	Net lease expense does not include short-term leases or variable lease costs, all of which are immaterial.

Lease costs are included in Cost of sales and Selling, general and administrative expenses within the Consolidated Statements of Operations.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

Additional information related to leases is as follows:

	December 26, 2020	December 28, 2019
Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows used for operating leases	$20,294	$14,537
Operating cash flows used for finance leases	$4	$7
Financing cash flows used for finance leases	$53	$80
ROU assets obtained in exchange for lease obligations:
Operating leases	$4,826	$52,855
Finance leases	$—	$—
Weighted average remaining lease term:
Operating leases	4.2 yrs	5.1 yrs
Finance leases	2.9 yrs	2.7 yrs
Weighted average discount rate:
Operating leases	6.3%	6.6%
Finance leases	6.7%	5.9%

The change in ROU assets and lease liabilities are presented within cash flows from Operating activities on the Consolidated Statements of Cash Flows.

Future minimum lease commitments of our finance and operating leases on an undiscounted basis, reconciled to the respective lease liabilities as of December 26, 2020 were as follows:

Year Ending December	Operating Leases	Finance Leases	Total
2021	$12,901	$20	$12,921
2022	11,561	20	11,581
2023	9,856	19	9,875
2024	9,471	—	9,471
2025	8,681	—	8,681
Thereafter	16,992	—	16,992

Total lease payments	69,462	$59	$69,521
Less: imputed interest	(14,416)	(4)	(14,420)

Total lease liabilities	$55,046	$55	$55,101

11. Notes Payable and Receivable—New Market Tax Credit

In fiscal 2011, the Company received an aggregate of $68.5 million in net proceeds from financing agreements related to facility expansion at a North American manufacturing facility. These financing agreements were structured with unrelated third party financial institutions (the “Investors”) and their wholly-owned community development entities in connection with the Company’s participation in transactions qualified under the federal New Market Tax Credit program pursuant to Section 45D of the Internal Revenue Code of 1986, as amended. Upon closing of these transactions, the Company provided an aggregate of $50.3 million to the Investors, in the form of loans receivable,

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

with a term of 30 years bearing interest rates ranging from 3.0% to 4.0% per annum. Under the terms of the financing agreements and upon meeting certain conditions, both the Investors and the Company had the ability to trigger forgiveness of the net debt. During the year ended December 29, 2018, all $68.5 million of the associated loans payable and all $50.3 million of the related loans receivable were forgiven by both the Investors and the Company, respectively, resulting in a non-cash gain on debt extinguishment of $17.7 million recognized in Gain on extinguishment of debt in the Consolidated Statements of Operations. The Company also made principal payments of $0.4 million and paid nominal exit fees of $0.2 million in connection with the extinguishment of this financing arrangement during the year ended December 29, 2018. As of December 26, 2020 and December 28, 2019, there were no outstanding balances related to the New Market Tax Credit related debt.

12. Supplemental Information

The components of certain Consolidated Balance Sheets accounts are as follows:

	December 26, 2020	December 28, 2019
Other Current Assets:
Prepaid expenses	$10,313	$11,544
Other receivables	10,724	14,648
Miscellaneous	611	549

	$21,648	$26,741

	December 26, 2020	December 28, 2019
Accrued expenses and other current liabilities:
Accrued compensation	$46,556	$36,175
Accrued interest	13,790	11,873
Accrued freight	10,497	10,214
Accrued capital(1)	8,980	26,039
Operating leases	9,466	7,754
Miscellaneous	18,187	17,742

	$107,476	$109,797

(1)	Accrued capital consists of fixed assets included in construction in progress for which an invoice has not been received.

13. Redeemable Common Units and Members’ Equity

Redeemable Class A Common Units

There were 298,451,086 Class A common units issued and outstanding as of December 26, 2020 and December 28, 2019. The Class A Common Units are recorded outside of members’ deficit because the Class A Common unitholders could require the Company to initiate a redemption and such event is not considered to be within the Company’s control; therefore the units are currently redeemable for cash and recorded at their redemption amounts which represents their fair value at each balance sheet date.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

Long-Term Incentive Plans—Overview and Purpose

FHU US Holdings, LLC, the manager of Chobani Global Holdings, LLC, is the administrator of each of the Company’s equity incentive plans and has full authority in all matters related to the plans and may delegate those duties to a committee or individual.

The Company maintains incentive plans pursuant to which the Company may grant Class B common units to employees, officers, directors, consultants, and service providers of the Company. Class B common units may also be granted to CGH Management Holdings, LLC, an affiliate of the Company (“CGH Holdings”). The Chobani incentive plans provides for the issuance of up to 42,635,870 Class B common units. Any units granted under the plans, that are settled in Class B common units, as well as Class B common units granted under the 2016 Management Plan or 2020 Management Plan, decrease the Class B common units available for issuance under the plans. The Class B common units do not have voting rights. In addition, the Company maintains two additional incentive plans, the Chobani Global Holdings, LLC 2016 Growth Sharing Plan (the “Growth Sharing Plan”), and the Chobani Global Holdings, LLC 2020 Value Sharing Plan (the “Value Sharing Plan”).

CGH Management Holdings, LLC 2016 Management Plan

CGH Holdings maintains the 2016 Management Plan pursuant to which employees, officers, directors, consultants and other service providers of the Company were previously eligible to receive an award of Class B common units of CGH Holdings entitling such participants to receive consideration in excess of a threshold value determined by the administrator subject to specified vesting requirements (the “Profits Interests”). Awards of Profits Interests granted by CGH Holdings are issued through the grant of Class B common units from the Company to CGH Holdings pursuant to the Chobani Incentive Plan.

To the extent any Class B common units subject to an award fail to vest or are cancelled, terminated, expired, exchanged, or forfeited, such Class B common units shall again be available under the 2020 Management Plan. Awards historically granted under the 2016 Management Plan generally vest over a four year service period and/or upon the extent of attainment of performance goals and/or satisfaction of other terms and conditions (such as continued employment or service with the Company). Unless otherwise provided in the equity grant agreement, unvested awards were forfeited upon termination of employment.

CGH Management Holdings, LLC 2020 Management Plan

CGH Holdings maintains the 2020 Management Plan pursuant to which employees, officers, directors, consultants, and other service providers of the Company are eligible to receive Profits Interests. Awards of Profits Interests granted by CGH Holdings are issued through the grant of Class B common units from the Company to CGH Holdings pursuant to the Chobani Incentive Plan.

Only Class B common units may be used for awards under the 2020 Management Plan. To the extent any Class B common units subject to an award fail to vest or are cancelled, terminated, expired, exchanged or forfeited, such Class B common units shall again be available under the 2020 Management Plan. Awards granted under the plan generally vest over a four year service period and/or satisfaction of other terms and conditions (such as continued employment or service with the Company) and, unless otherwise provided in the equity grant agreement, unvested awards will be forfeited upon termination of employment.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

The following table summarizes Profit Interest transactions for the years ended December 26, 2020, December 28, 2019, and December 29, 2018.

	Class B common units	Weighted- Average Grant- Date Fair Value per Unit
Balance as of December 30, 2017	18,548,924	$0.67
Issued	2,188,201	1.25
Forfeited	(4,261,677)	0.75

Balance as of December 29, 2018	16,475,448	0.73
Issued	628,047	0.93
Forfeited	(1,606,106)	0.74

Balance as of December 28, 2019	15,497,389	0.73
Issued	6,517,349	1.45
Forfeited	(935,249)	1.23

Balance as of December 26, 2020	21,079,489	$0.94

For the years ended December 26, 2020, December 28, 2019, and December 29, 2018 3,406,312, 2,008,999 and 3,842,406 shares vested, respectively. As of December 26, 2020 there 6,533,903 were Profit Interest units unvested with a weighted-average grant-date fair value per unit of $1.38. As of December 28, 2019 there were 4,358,114 Profit Interest units unvested with a weighted-average grant-date fair value per unit of $1.13.

The fair value of each Profit Interest grant is estimated at the date of grant and is determined from a valuation that used the option pricing method.

The following significant assumptions were used for Profits Interests issued:

	2020	2019	2018
Risk-free interest rate	1.4%	2.5%	2.2%
Expected life	3.9	4.0	1.8
Expected volatility	38.0%	50.0%	45.0%
Expected dividend yield	0.0%	0.0%	0.0%

•

Risk Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant for zero-coupon U.S. Treasury constant maturity notes with terms approximately equal to the stock-based awards’ expected term.

•	Expected Life—The expected life is estimated based on the vesting terms of the awards.

•

Expected Volatility—Since the Company is privately held and does not have a trading history of common stock, the expected volatility is derived from the average historical volatilities of the common stock of several public companies considered to be comparable to the Company over a period equivalent to the expected term of the stock-based awards.

•	Expected Dividend Yield—The expected dividend yield is zero as the Company has not paid and does not anticipate paying any dividends on Class B units in the foreseeable future.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

The Company uses the straight-line method to recognize compensation expense over the requisite service period of the Profit Interests. For those awards with performance vesting, compensation expense recognized is determined based on the probability the performance targets will be met, and the employees requisite service period. The Company recognizes forfeitures of Profit Interests as they occur. The total fair value of Profit Interests vesting and recognized as stock-based compensation expense within Selling, general, and administrative expenses in the Consolidated Statements of Operations was approximately $4.4 million, $4.0 million, and $1.5 million for the years ended December 26, 2020, December 28, 2019, and December 29, 2018, respectively. In addition, in January 2020, the Company amended the threshold value for all active employees within the 2016 Management Plan with grants above the new threshold. This modification effected 2,138,158 shares resulting in an additional incremental expense of $1.0 million. The compensation cost as of December 26, 2020 for non-vested units which has not been recognized is $8.6 million which is expected to be recognized over the next four years.

Growth Sharing Plan

The Company maintains the Growth Sharing Plan pursuant to which employees, officers, directors, consultants and other service providers of the Company were previously eligible to receive an award of participation units, entitling the participant to receive consideration in excess of a threshold value determined by the administrator (the “Growth Units”). The recipients of the Growth Units can only realize the value of the award upon a liquidity event which is considered a performance condition. The performance condition is satisfied if a public listing or a sale of the Company occurs. The employees are also required to render service over a four-year period in order to be fully vested in the awards.

Growth Units may be settled in either cash or Class B common units at the Company’s discretion. As of December 26, 2020, a total of 6,293,701 Growth Units were issued under the Growth Sharing Plan and 5,007,095 were outstanding.

Value Sharing Plan

The Company maintains the Value Sharing Plan pursuant to which employees, officers, directors, consultants and other service providers of the Company are eligible to receive an award of value units, (the “Value Units”). The recipients of the Value Units can only realize the value of the award upon a liquidity event which is considered a performance condition. The performance condition is satisfied if a public listing or sale of the Company occurs. The employees are also required to render service over a three or four-year period in order to be fully vested in the awards.

Value Units may be settled in either cash or Class A common units at the Company’s discretion. As of December 26, 2020, 10,443,841 Value Units have been issued under the Value Sharing Plan of which 9,347,051 Value Units are outstanding. While these Value Units may be settled in Class A common units, no Class A common units have been reserved for purposes of settling outstanding Value Units.

Compensation expense will be recognized for the vested Growth Units and Value Units only upon achievement of the performance conditions. No compensation expense has been recorded in fiscal year 2018, 2019 and 2020 related to the outstanding Growth Units or Value Units as the Company determined that the performance condition is not probable of being achieved.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

14. Employee Retirement Plan

Effective January 1, 2006, the Company adopted a 401(k) Profit Sharing Plan covering eligible full-time and part-time employees at Chobani. Employer contributions to the Plan were $5.5 million, $4.8 million, and $4.6 million for the years ended December 26, 2020, December 28, 2019, and December 29, 2018 respectively. These expenses are included within Cost of sales and Selling, general and administrative expenses on the Consolidated Statements of Operations.

15. Related-Party Transactions

The Company had a receivable from its related party FHU US Holdings, LLC of $371 thousand and $211 thousand as of December 26, 2020 and December 28, 2019, respectively. This receivable is included in Due from related party on the Consolidated Balance Sheets. In June 2018, the Healthcare of Ontario Pension Plan Trust Fund made a minority investment in FHU US Holdings, LLC, the proceeds of which were used to redeem warrants previously held by another outside investor to acquire units of FHU US Holdings, LLC. In connection with this transaction, the Company paid $9.5 million of financial advisory fees, which were billed to the Company by FHU Holdco, LLC, and other fees incurred by the Company. The fees are included in Other (expense) income, net, on the Consolidated Statement of Operations for the year ended December 29, 2018.

The Company had a related party receivable due from FHU Holdings, Inc. totaling $742 thousand as of December 28, 2019. This receivable is included in Due from related party on the Consolidated Balance Sheets.

The Company had a receivable from its majority member of $869 thousand and $864 thousand as of December 26, 2020 and December 28, 2019, respectively. This receivable is included in Due from related party on the Consolidated Balance Sheets. In 2020 the Company distributed $4.7 million to its member. In 2018 the Company distributed $34.4 million to its member, of which $10.8 million was subsequently contributed back to the Company.

The Company had a receivable from its related party FHU Holdco, LLC, which owns a majority of the Company’s parent, FHU US Holdings, LLC, of $178 thousand as of December 28, 2019. This receivable is included in Due from related party on the Consolidated Balance Sheets.

The Company is related by common majority ownership to Euphrates, Inc., a New York corporation (“Euphrates”). Euphrates is a manufacturer of feta cheese located in Johnstown, New York. The Company had a receivable from Euphrates of $35 thousand and $39 thousand as of December 26, 2020 and December 28, 2019, respectively. This receivable is included in Due from related party on the Consolidated Balance Sheets. The Company sold $0.7 million, $1.3 million, and $1.8 million of cream to Euphrates for the years ended December 26, 2020, December 28, 2019, and December 29, 2018 respectively.

The Company is related by common majority ownership to La Colombe Torrefaction LLC (“La Colombe”). La Colombe is a manufacturer of coffee products located in Philadelphia, Pennsylvania. The Company had a receivable of $64 thousand and a payable of $57 thousand as of December 26, 2020. This receivable is included in Due from related party on the Consolidated Balance Sheets. The Company did not have a receivable from La Colombe or a payable to La Colombe as of December 28, 2019. The Company had sales of $0.5 million of Oat base to La Colombe for the year ended

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

December 26, 2020. The Company did not have sales to La Colombe for the years ended December 28, 2019 and December 29, 2018. The Company had purchases of $0.1 million of coffee concentrate from La Colombe for the year ended December 26, 2020. The Company had de minimis purchases of coffee from La Colombe for its offices in the years ended December 28, 2019 and December 29, 2018. Certain directors of FHU US Holdings, LLC, which owns 100% and is the manager of the Company, are also directors of La Colombe. The Healthcare of Ontario Pension Plan Trust Fund is party to a loan agreement with La Colombe.

Chobani Foundation, Inc. is a New York not-for-profit corporation. The Company donated $2.9 million to the Chobani Foundation during the year ended December 29, 2018. This donation is included as a part of Selling, general and administrative expenses on the Consolidated Statements of Operations. The Company did not make any donations to Chobani Foundation, Inc. in the years ended December 26, 2020 and December 28, 2019

Hamdi Ulukaya founded the Tent Foundation (“Tent”) and serves as President and Chairman of the Board of Directors. Tent is a New York not-for-profit corporation committed to mobilizing the global business community to include refuges. The Company donated $1.4 million to Tent, for each of the years ended December 26, 2020 and December 28, 2019. These donations are included as a part of Selling, general and administrative expenses on the Consolidated Statements of Operations. The Company did not make a donation to Tent in the year ended December 29, 2018.

Related-party transactions, by definition, are not at arm’s length and may be changed at any time. Based on the previously discussed agreements and relationships, receivables from and payables to various related parties arise in the normal course of business, and the balances were immaterial as of December 26, 2020 and December 28, 2019.

16. Commitments and Contingencies

The Company is involved in various lawsuits as defendant, co-defendant, and plaintiff, which have arisen in the ordinary course of business concerning various matters. The Company recognizes liabilities for contingencies and commitments when a loss is probable and reasonably estimatable. The Company believes that the results of such matters will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

The Company paid an aggregate of $0.1 million, $0.4 million, and $0.4 million for settlement of certain legal matters for the years ended December 26, 2020, December 28, 2019, and December 29, 2018, respectively.

17. Restructuring

The Company periodically initiates management approved restructuring activities to achieve cost savings through reduced operational redundancies and to strategically position the Company in the market in response to prevailing economic conditions and associated customer demand. Costs associated with restructuring actions include severance and related benefit charges. For involuntary separation plans, a liability is recognized when it is probable, reasonably estimated, and communicated to employees. For voluntary separation plans, a liability is recognized when the employee irrevocably accepts the termination. The Company records all reserves within Accrued expenses and other current

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

liabilities on the Consolidated Balance Sheets. A summary of the restructuring activity and related reserves at December 26, 2020, is as follows:

Severance Pay and Benefits
Accrued balance at December 29, 2018	$—
2019 charges	446
2019 cash payments	(446)

Accrued balance at December 28, 2019	$—
2020 Charges	2,330
2020 Cash Payments	—

Accrued Balance at December 26, 2020	$2,330

All restructuring activities occurred in the Company’s North American segment.

18. Segment Information

We have defined our operating segments on a geographic basis, as this aligns with how our Chief Operating Decision Makers’ (“CODM”) manage our business, including resource allocation and performance assessment.

The North America segment includes the United States, Canada, Mexico and export markets where we market, sell or distribute our products from the United States. This segment represents results of operations conducted by us or indirectly through distributors located in such countries. The North America segment is responsible for our yogurt, Oat Milk, Coffee Creamers and Coffee market positions, as well as our food service market positions in the United States, Canada and Mexico.

The International segment includes Australia and countries other than those included in the North America segment where we currently manufacture, market, sell or distribute our products. In Australia, we sell our yogurt under the Chobani and Gippsland Dairy brands.

The CODM evaluates segment performance based on several factors, including net sales, and adjusted EBITDA. EBITDA consists of net income (loss) before interest expense, income tax provision and depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted for unusual items and other adjustments such as gain on extinguishment of debt, asset impairment and gain or loss on disposals, restructuring costs, stock based compensation expense, costs related to new platforms, and non-recurring and other charges. The CODM uses adjusted EBITDA as a measurement to evaluate performance and allocate resources.

The CODM does not use assets by segment to evaluate performance or allocate resources. Therefore, we do not disclose assets by segment.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

Our segment net sales were as follows:

	Year Ended
	December 26, 2020	December 28, 2019	December 29, 2018
Net Sales:
North America	$1,272,466	$1,201,146	$1,160,872
International	128,905	130,551	128,939

Total net sales	$1,401,371	$1,331,697	$1,289,811

Segment Adjusted EBITDA was:

	Year Ended
	December 26, 2020	December 28, 2019	December 29, 2018
Segment Adjusted EBITDA:
North America Adjusted EBITDA	$178,156	$166,847	$144,955
Gain on extinguishment of debt	—	—	17,721
Asset impairment and gain/loss on disposals	(13,562)	(751)	(3,554)
Non-recurring and other charges	(2,963)	1,852	—
Restructuring costs	(2,330)	(446)	(1,707)
Stock based compensation expense	(4,429)	(3,975)	(1,483)
Costs related to new platforms	(16,284)	(54)	—
International Adjusted EBITDA	12,857	10,323	13,456
Asset impairment and gain/loss on disposals	(1,410)	(93)	1
Non-recurring and other charges	(388)	—	—

EBITDA	149,647	173,703	169,389
Depreciation and amortization	(108,986)	(96,515)	(101,166)
Income tax provision	(3,105)	(1,484)	(1,440)
Interest expense, net	(96,278)	(95,135)	(93,201)

Net Loss	$(58,722)	$(19,431)	$(26,418)

Depreciation and amortization expense included within segment income presented above is as follows:

	Year Ended
	December 26, 2020	December 28, 2019	December 29, 2018
North America	$102,761	$89,965	$94,639
International	6,225	6,550	6,527

Total	$108,986	$96,515	$101,166

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

Additional information regarding property, plant & equipment disaggregated by segment is as follows:

	Year Ended
	December 26, 2020	December 28, 2019	December 29, 2018
North America	$635,023	$699,856	$677,898
International	30,452	32,136	30,322

Total	$665,475	$731,992	$708,220

Additional information regarding purchases of property, plant & equipment disaggregated by segment is as follows:

	Year Ended
	December 26, 2020	December 28, 2019	December 29, 2018
North America	$69,721	$78,221	$56,678
International	3,740	4,850	9,057

Total	$73,461	$83,071	$65,735

Net Sales by Product Category is as follows:

	Year Ended
	December 26, 2020	December 28, 2019	December 29, 2018
Net Sales by Product Category:
Yogurt Products	$1,243,655	$1,166,611	$1,128,736
Other	157,716	165,086	161,075

Total net sales	$1,401,371	$1,331,697	$1,289,811

19. Derivative Financial Instruments

In February 2017, the Company entered into three 36-month, floating-to-fixed interest rate swap contracts with $300.0 million total notional amount to hedge LIBOR based interest payments on a portion of the Company’s Term Loan B.

In May 2019, the Company entered into three 24-month, floating-to-fixed interest rate swap contracts with $300.0 million total notional amount to hedge LIBOR based interest payments on a portion of the Company’s First Lien Term Loan facility. In December 2019, the Company entered into two 24-month, floating-to-fixed interest rate swap contracts with $150.0 million total notional amount to hedge LIBOR based interest payments on a portion of the Company’s Term Loan Facility. These swaps were designated as cash flow hedges. On October 23, 2020, in conjunction with the refinancing of our debt, the Company terminated $50.0 million notional interest rate swap that became effective on February 28, 2020. The Company expects to recognize $4.6 million of Interest expense from Accumulated Other Comprehensive Loss in the next 12 months related to the $400.0 million notional interest rate swaps. The Company expects to recognize $0.4 million of Interest expense from Accumulated Other Comprehensive Loss in the next 12 months due to termination of the $50.0 million notional interest rate swap.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

The fair value changes in the swap contracts are recorded in other comprehensive loss and reclassified into interest expense over the life of the underlying debt obligations.

		December 26, 2020		December 28, 2019
	Balance Sheet Caption	Fair Value of Derivative Asset	U.S. Dollar Notional	Fair Value of Derivative Asset	U.S. Dollar Notional
Derivatives Designated as Hedging Instruments:
Interest rate swap contracts (current)	Other assets, net	$—	$—	$61	$300,000
Interest rate swap contracts (non-current)	Other long-term liabilities	$(4,906)	$400,000	$(3,692)	$450,000

	Year Ended
	December 26, 2020	December 28, 2019	December 29, 2018
Derivatives Designated in a Cash Flow Hedging Relationship:
Interest rate swap contracts
Amount of (loss) gain recognized in OCI on derivatives	$(1,776)	$(6,907)	$1,242

20. Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss were as follows:

	Foreign Currency Translation Adjustments	Gains (Losses) on Cash Flow Hedges	Total Accumulated Other Comprehensive Loss
Balance at December 30, 2017	$(15,158)	$2,034	$(13,124)
Other comprehensive (loss) income	(4,876)	2,268	(2,608)
Amounts reclassified from accumulated other comprehensive loss	—	(1,026)	(1,026)

Balance at December 29, 2018	$(20,034)	$3,276	$(16,758)
Other comprehensive loss	(612)	(5,095)	(5,707)
Amounts reclassified from accumulated other comprehensive loss	—	(1,812)	(1,812)

Balance at December 28, 2019	$(20,646)	$(3,631)	$(24,277)

Other comprehensive income (loss) before reclassifications	4,686	(5,242)	(556)
Amounts reclassified from accumulated other comprehensive loss	—	3,531	3,531

Net current-period other comprehensive gain (loss)	4,686	(1,711)	2,975

Balance at December 26, 2020	$(15,960)	$(5,342)	$(21,302)

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

21. Subsequent Events

On January 1, 2021, the Company exercised its early purchase option on one of the lines within the Equipment Finance Facility, purchasing the equipment for $3.5 million. On March 1, 2021 the Company exercised its early purchase options on two of the lines within the Equipment Finance Facility, purchasing the equipment for $11.3 million.

On January 7, 2021, the Company repaid the Australian Line of Credit for $8.1 million.

On January 12, 2021, the Company executed the termination of an operating lease resulting in a cash payment of $8.0 million. Accordingly the Company removed an ROU asset of $11.0 million and an ROU liability of $18.7 million.

The Company has evaluated subsequent events through July 6, 2021, the date the consolidated financial statements were issued, noting no additional events that have occurred that require adjustment of or disclosure in the consolidated financial statements.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except unit data)

Schedule II—Valuation and Qualifying Accounts

The table below details the activity of the allowance for doubtful accounts and deferred tax asset valuation allowance for the years ended December 26, 2020, December 28, 2019 and December 29, 2018:

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Year ended December 26, 2020
Allowances deducted from assets
Allowance for doubtful accounts	$390	$792	$(1,147)	$35
Valuation allowance on net deferred taxes	$—	$2,272	$—	$2,272

Year ended December 28, 2019
Allowances deducted from assets
Allowance for doubtful accounts	$376	$30	$(16)	$390

Year ended December 29, 2018
Allowances deducted from assets
Allowance for doubtful accounts	$423	$77	$(124)	$376

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands, except unit data)

	March 27, 2021	December 26, 2020
Assets
Current assets:
Cash and cash equivalents	$67,210	$90,433
Accounts receivable, net	63,070	48,563
Due from related party	—	1,327
Inventories, net	60,874	62,363
Other current assets	40,648	21,648

Total current assets	231,802	224,334

Property, plant, and equipment, net	645,180	665,475
Operating lease right of use assets	31,162	43,994
Goodwill	22,951	22,947
Intangible assets, net	10,337	10,783
Deferred income taxes	4,058	4,044
Other assets, net	28,873	32,853

Total assets	$974,363	$1,004,430

Liabilities and deficit
Current liabilities:
Current portion of long-term debt	$10,768	$31,781
Accounts payable	123,162	97,700
Accrued expenses and other current liabilities	111,974	107,476
Due to related party	36	—

Total current liabilities	245,940	236,957

Long-term debt	1,358,184	1,361,613
Operating lease liabilities	26,529	45,580
Other long-term liabilities	517	4,946

Total liabilities	1,631,170	1,649,096

Commitments and contingencies (Note 14)
Redeemable Class A Common Units, 298,451,086 units authorized, issued and outstanding at March 27, 2021 and December 26, 2020	2,213,062	2,213,062

Members’ Deficit:
Class B Common Units, 42,635,870 units authorized, at March 27,2021 and December 26, 2020 22,771,875 and 21,079,489 units issued and outstanding at March 27, 2021 and December 26, 2020, respectively	16,798	15,891
Accumulated deficit	(2,866,801)	(2,852,317)
Accumulated other comprehensive loss	(19,866)	(21,302)

Total members’ deficit	(2,869,869)	(2,857,728)

Total redeemable common units and members’ deficit	(656,807)	(644,666)

Total liabilities and redeemable common units and members’ deficit	$974,363	$1,004,430

See accompanying notes.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands)

	Three Months Ended
	March 27, 2021	March 28, 2020
Net sales	$385,039	$365,682
Cost of sales	304,538	293,292

Gross profit	80,501	72,390

Selling, general, and administrative expenses	67,942	67,710
Restructuring, net	3,275	—

Income from operations	9,284	4,680

Other (expense) income:
Interest expense	(23,081)	(22,910)
Other (expense) income, net	(558)	88
Currency loss	(50)	(8)

Total other expense	(23,689)	(22,830)

Loss before income taxes	(14,405)	(18,150)
Income tax provision	67	424

Net loss	$(14,472)	$(18,574)

See accompanying notes.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

(in thousands)

	Three Months Ended
	March 27, 2021	March 28, 2020
Net loss	$(14,472)	$(18,574)
Other comprehensive income (loss):
Unrealized gain (loss) on interest rate swap	1,134	(5,375)
Foreign currency translation adjustment	302	(5,211)

Total other comprehensive income (loss)	1,436	(10,586)

Total comprehensive loss	$(13,036)	$(29,160)

See accompanying notes.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

CONSOLIDATED STATEMENTS OF REDEEMABLE COMMON UNITS AND MEMBERS’ DEFICIT (UNAUDITED)

(in thousands, except unit data)

	Redeemable Common Units		Members’ Deficit
	Class A Units		Class B Units		Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Deficit
	Number of Units	Amount	Number of Units	Amount
December 28, 2019	298,451,086	$2,058,524	15,497,389	$11,461	$(2,634,359)	$(24,277)	$(2,647,175)
Capital distribution	—	(227)	—	—	—	—	—
Issuance of units	—	—	6,011,351	—	—	—	—
Forfeiture of units	—	—	(330,893)	—	—	—	—
Profits interest compensation costs	—	—	—	1,615	—	—	1,615
Increase in redemption value of Class A Units	—	227	—	—	(227)	—	(227)
Other comprehensive loss	—	—	—	—	—	(10,586)	(10,586)
Net loss	—	—	—	—	(18,574)	—	(18,574)

March 28, 2020	298,451,086	$2,058,524	21,177,847	$13,076	$(2,653,160)	$(34,863)	$(2,674,947)

December 26, 2020	298,451,086	$2,213,062	21,079,489	$15,891	$(2,852,317)	$(21,302)	$(2,857,728)
Capital distribution	—	(12)	—	—	—	—	—
Issuance of units	—	—	1,928,142	—	—	—	—
Forfeiture of units	—	—	(235,756)	—	—	—	—
Profits interest compensation costs	—	—	—	907	—	—	907
Increase in redemption value of Class A Units	—	12	—	—	(12)	—	(12)
Other comprehensive income	—	—	—	—	—	1,436	1,436
Net loss	—	—	—	—	(14,472)	—	(14,472)

March 27, 2021	298,451,086	$2,213,062	22,771,875	$16,798	$(2,866,801)	$(19,866)	$(2,869,869)

See accompanying notes.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Three Months Ended
	March 27, 2021	March 28, 2020
Operating activities
Net loss	$(14,472)	$(18,574)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	26,689	26,941
Amortization of deferred financing costs	1,089	909
Amortization of original issue discount and premium, net	136	101
Provision for doubtful accounts	—	300
Gain on disposal of equipment	(108)	(16)
Deferred income taxes	—	(418)
Profits interest compensation costs	907	1,615
Changes in:
Accounts receivable, net	(15,999)	(23,027)
Related party, net	1,348	521
Inventories, net	1,507	5,102
Other assets	(5,030)	(8,953)
Accounts payable	27,064	35,821
Accrued expenses and other liabilities	(923)	(5,717)

Net cash provided by operating activities	22,208	14,605

Investing activities
Capital expenditures	(20,265)	(30,120)

Net cash used in investing activities	(20,265)	(30,120)

Financing activities
Borrowings under revolving credit facility	—	20,000
Borrowings under trade finance facility	—	20,000
Proceeds from equipment finance facility	—	9,474
Repayments of lines of credit	(8,112)	—
Repayments of equipment finance facility	(16,382)	(1,778)
Repayments of long-term debt	(1,003)	(2,065)
Capital distribution	(12)	(227)

Net cash (used in) provided by financing activities	(25,509)	45,404
Effect of exchange rate changes on cash and cash equivalents	343	212
Net (decrease) increase in cash and cash equivalents	(23,223)	30,101
Cash and cash equivalents at beginning of period	90,433	47,474

Cash and cash equivalents at end of period	$67,210	$77,575

Supplemental cash flow information
Cash paid for:
Interest	$7,094	$12,410
Income taxes	390	557

See accompanying notes.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(dollars in thousands, except unit data)

1. Business and Summary of Significant Accounting Policies

Organization

Chobani manufactures, markets, distributes and sells Greek yogurt and other products in the United States and select international markets. Chobani was founded in 2005 by Hamdi Ulukaya and is operated through a holding company, Chobani Global Holdings, LLC, a Delaware limited liability company. Chobani Global Holdings, LLC operates through its direct and indirect, wholly owned subsidiaries. All of the Class A Units of Chobani Global Holdings, LLC are held by FHU US Holdings, LLC. FHU US Holdings is controlled by Hamdi Ulukaya through his beneficial ownership of substantially all the outstanding units of FHU Holdco, LLC (“FHU Holdco”), which owns 80% of the membership units of FHU US Holdings; and HOOPP Capital Partners (Greek) LLC which owns 20% of the membership units of FHU US Holdings. All of the Class B Units are held by or on behalf of Chobani employees indirectly through CGH Management Holdings, LLC. Except as the context otherwise requires, Chobani Global Holdings, LLC and its consolidated subsidiaries are collectively referred to herein as “Chobani” or the “Company”.

Basis of Presentation

The accompanying consolidated financial statements reflect the consolidated operations of Chobani, including its financial position, results of operations and cash flows, in conformity with U.S. generally accepted accounting principles (“GAAP”) and with the rules and regulations for reporting on Form 10-Q. All intercompany balances and transactions have been eliminated in consolidation.

These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the fiscal year ended December 26, 2020 included in our annual report that was distributed to investors on March 26, 2021 which provides a more complete understanding of our accounting policies, financial position, operating results and other matters.

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from these estimates.

Revenue Recognition

The Company’s revenues primarily consist of the sale of food and beverage products, and therefore, exhibit similar economic characteristics, as they are based on similar ingredients and are marketed and sold through the same channels to similar customers. Revenues are recognized when our performance obligation has been satisfied and control of the product passes to our customers, which typically occurs when products are delivered or accepted by customers in accordance with the terms of the underlying agreements. Shipping and handling costs incurred to deliver the product are recorded within Cost of sales. Amounts billed and due from our customers are classified as Accounts receivable, net in the Consolidated Balance Sheets and require payment on a short-term basis, primarily 60 days or less. Revenues are recognized net of provisions for returns, discounts and certain trade promotion expenses which are recognized as a reduction of revenue. The estimated reduction of revenue from promotional programs involves the use of judgement related to performance and redemption estimates. Estimates are made based on historical experience and other factors, including

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(dollars in thousands, except unit data)

expected volume. Historically, the difference between actual experience compared to estimated redemptions and performance has not been significant to the interim condensed consolidated financial statements. Differences between estimates and actual costs are recognized as a change in estimate in the period that the differences are identified. Refer to Note 15 for additional information on disaggregation of revenue.

Advertising

The Company expenses production costs of print, radio, television and other advertisements as of the first date the advertisements take place. We allocate our full year estimated marketing expenditures that benefit multiple interim periods to each interim reporting period. We then review and adjust these estimates each quarter based on actual experience and other information. This allocation is only performed during our interim periods. Advertising costs are included in the line item Selling, general and administrative expenses in our condensed Consolidated Statements of Operations and were $18.2 million for the three months ended March 27, 2021, and $18.0 million and for the three months ended March 28, 2020.

2. Recent Accounting Pronouncements

Recently Adopted Pronouncements

In June 2016, the FASB issued ASU 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU modifies the measurement of expected credit losses of certain financial instruments. ASU 2016-13 is effective for annual periods beginning after December 15, 2019 and interim periods within those annual periods. The amendments in this ASU should be applied on a modified retrospective basis to all periods presented. The Company adopted the provisions of this ASU as of December 29, 2019. Adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.

Pronouncements Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The ASU is intended to provide temporary optional expedients and exceptions to the FAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. Entities may apply this ASU upon issuance through December 31, 2022 on a prospective basis. The Company is currently evaluating the impact of the new standard on our consolidated financial statements and related disclosures.

3. Accounts Receivable

Trade accounts receivable are primarily due from large wholesale food distributors and chain/independent supermarkets located throughout the United States. The Company has a large and diverse customer base; however, 1 customer accounted for 10% of Accounts receivable, net at March 27, 2021, and 2 customers within our North America segment each accounted for 10% of Accounts receivable, net at December 26, 2020. Additionally, 2 customers within our North America segment each accounted for 10%, of Net sales, for three months ended March 27, 2021 and 1 customer accounted for 10% of Net Sales for the three months ended March 28, 2020.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(dollars in thousands, except unit data)

The trade allowance, which is included in Accounts receivable, net on the Consolidated Balance Sheets was $42.5 million and $38.5 million at March 27, 2021 and December 26, 2020, respectively. These allowances are estimated based on evaluations of historical redemption rates. Trade spending totaled $172.8 million for the three months ended March 27, 2021, and $163.9 million for the three months ended March 28, 2020.

4. Inventories

Inventories, net consist of the following:

	March 27, 2021	December 26, 2020
Raw materials	$27,637	$27,172
Work in progress	300	567
Finished goods	32,937	34,624

	$60,874	$62,363

5. Property, Plant and Equipment

Property, plant, and equipment, net consisted of the following:

	March 27, 2021	December 26, 2020
Land and land improvements	$19,664	$19,664
Buildings and leasehold improvements	320,915	320,743
Computer software and equipment	37,625	37,408
Machinery and equipment	961,235	960,784
Furniture and fixtures	6,494	6,458
Construction in progress	33,474	28,731

	1,379,407	1,373,788
Less: accumulated depreciation	(734,227)	(708,313)

	$645,180	$665,475

Depreciation and amortization expense related to property, plant and equipment was $25.9 million for the three months ended March 27, 2021, compared to $26.2 million for the three months ended March 28, 2020.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(dollars in thousands, except unit data)

6. Intangible Assets

Intangible assets consist of the following at:

	March 27, 2021
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:
Intellectual property	$12,632	$(8,104)	$4,528
Trademarks	11,244	(7,213)	4,031
Customer relationships	5,151	(3,373)	1,778

Total amortizable intangible assets	$29,027	$(18,690)	$10,337

	December 26, 2020
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:
Intellectual property	$12,598	$(8,009)	$4,589
Trademarks	11,214	(7,129)	$4,085
Customer relationships	5,132	(3,023)	$2,109

Total amortizable intangible assets	$28,944	$(18,161)	$10,783

Intellectual property, trademarks and customer relationships are amortized on a straight-line basis over 15 years. Amortization expense related to intangible assets was $0.5 million for each of the three months ended March 27, 2021 and March 28, 2020.

All intangible assets are recorded on our International reporting unit.

7. Fair Value Measurements

Fair value is the price the Company would receive to sell an asset or pay to transfer a liability (exit price) in an orderly transaction between market participants. For assets and liabilities recorded or disclosed at fair value on a recurring basis, the Company determines fair value based on the following:

Level 1: Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2: Observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(dollars in thousands, except unit data)

The Company enters into certain floating-to-fixed interest rate swap contracts to hedge the variability of interest payment cash flows on a portion of our existing debt obligations (see Note 16). The interest rate swaps are valued using an income approach with factors such as interest rates and yield curves, which represent market observable inputs and are generally classified as Level 2. The fair value of the interest rate swap contracts is classified as a component of other assets and other liabilities in the consolidated balance sheets.

The Company did not have any level 3 financial assets or liabilities, nor were there any transfers between levels during the periods presented.

The following table presents assets and liabilities that were measured at fair value in the Consolidated Balance Sheets on a recurring basis as of March 27, 2021 and December 26, 2020:

	Assets (Liabilities)
	Level 1	Level 2	Level 3	Total
December 26, 2020
Liabilities:
Interest Rate Swap Agreements	$—	$(4,906)	$—	$(4,906)
March 27, 2021
Liabilities:
Interest Rate Swap Agreements	$—	$(3,865)	$—	$(3,865)

The carrying amounts of Cash and cash equivalents, Accounts receivable, net, Accounts payable, and Current portion of long-term debt approximated fair values as of March 28, 2020 and December 26, 2020 because of the relatively short maturity of these instruments. The carrying values of the Term Loan Facility and line of credit also approximated fair value given the variable interest rates applicable to these instruments.

The fair value of the Senior Unsecured Notes and Senior Secured Notes are principally estimated using Level 2 inputs based on the estimated or actual bids and offers of the Notes in an over-the counter market on the last trade completed prior to the end of the period. The fair values and carrying values were as follows:

	Fair Value		Carrying Value
	March 27, 2021	December 26, 2020	March 27, 2021	December 26, 2020
Senior Unsecured Notes	$551,306	$552,525	$530,000	$530,000
Senior Secured Notes	435,668	430,844	425,000	425,000

Total	$986,974	$983,369	$955,000	$955,000

8. Income Taxes

The effective tax rate for the three months ended March 27, 2021 and March 28, 2020 were 0.5% and 2.3%, respectively. This effective tax rate for the three months ended March 27, 2021 and March 28, 2020 varies from what would be expected by applying the U.S. statutory tax rate of 21% to earnings before income taxes, primarily due to the Company’s election to be a LLC taxed as a partnership for U.S. federal and state income taxes and the effects of differing tax rates in foreign jurisdictions.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(dollars in thousands, except unit data)

9. Debt

Debt consisted of the following:

	March 27, 2021	December 26, 2020
Current portion of Term Loan Facility	$4,000	$4,000
Australian Line of Credit	—	7,969
Current portion of Equipment Finance Facility	6,768	19,812

Current portion of long-term debt	10,768	31,781

Term Loan Facility, net of current portion	395,000	396,000
Senior Unsecured Notes	530,000	530,000
Senior Secured Notes	425,000	425,000
Equipment Finance Facility, net of current portion	29,815	33,153

Long-term debt—principal balance outstanding	1,379,815	1,384,153
Less: Unamortized original issue discount, premium and debt issuance costs	(21,631)	(22,540)
Long-term debt	1,358,184	1,361,613

Total debt	$1,368,952	$1,393,394

As of March 27, 2021, the Company had issued $3.9 million of letters of credit under the Company’s $150.0 million Revolving Credit Facility, leaving approximately $146.1 million available for borrowing.

10. Lease Obligations

The Company leases certain office space, retail space, storage space, machinery, and equipment under lease agreements. The Company determines if an agreement is or contains a lease at inception. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

Companies are required to use the rate implicit in the lease whenever that rate is readily determinable and if the interest rate is not readily determinable, then a lessee may use its incremental borrowing rate. As the Company’s leases typically do not provide an implicit rate, the Company uses the incremental borrowing rate based on the information available at commencement in determining the present value of lease payments. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and liabilities are based on the estimated present value of lease payments over the lease term and are recognized at the lease possession date. Lease assets are subject to review for impairment within the related long-lived asset group.

The lease terms determined by the Company include options to extend or terminate the lease in the lease payments to measure ROU assets when it is reasonably certain that it will exercise that option. A limited number of the Company’s lease agreements include rental payments adjusted periodically for inflation. The Company’s lease agreements generally do not contain residual value guarantees or material restrictive covenants. The Company has elected to separate lease and non-lease components. Additionally, some of the Company’s leases contain variable lease payments, which are expensed as incurred unless those payments are based on an index or rate.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(dollars in thousands, except unit data)

The components of lease expenses for three months ended March 27, 2021 and March 28, 2020 are as follows:

	Three Months Ended
	March 27, 2021	March 28, 2020
Operating lease expenses	$2,572	$2,764
Finance lease expenses:
Amortization of ROU assets	15	16
Interest on lease liabilities	3	1

Total finance lease expenses	18	17

Total lease expenses, net (1)	$2,590	$2,781

(1) Net lease expense does not include short-term leases or variable lease costs, all of which are immaterial.

Lease costs are included in Cost of sales and Selling, general and administrative expenses within the Consolidated Statements of Operations.

Supplemental balance sheet information related to leases were as follows:

Leases	Classification	March 27, 2021	December 26, 2020
Assets
Operating lease ROU assets	Operating lease right of use assets	$31,162	$43,994
Finance lease ROU assets, net	Property, plant and equipment, net	635	43

Total leases assets		31,797	44,037

Liabilities
Current
Operating	Accrued expenses and other current liabilities	$7,712	$9,466
Finance	Accrued expenses and other current liabilities	131	15
Non-Current
Operating	Operating lease liabilities	$26,529	$45,580
Finance	Other long-term liabilities	517	40

Total lease liabilities		$34,889	$55,101

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(dollars in thousands, except unit data)

Additional information related to leases were as follows:

	Three Months Ended
	March 27, 2021	March 28, 2020
Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	20,433	4,309
Operating cash flows from finance leases	3	1
Financing cash flows from finance leases	14	16
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	—	1,005
Finance leases	607	—
Weighted average remaining lease terms
Operating leases	6.3 yrs	4.7 yrs
Finance leases	4.8 yrs	2.7 yrs
Weighted average discount rates
Operating leases	6.4%	6.6%
Finance leases	4.6%	6.1%

The change in ROU assets and lease liabilities are presented within cash flows from operations on the Consolidated Statements of Cash Flows.

Future minimum lease commitments of our finance and operating leases on an undiscounted basis, reconciled to the respective lease liabilities as of March 27, 2021 were as follows:

	Operating leases	Finance leases	Total
2021 (remainder of year)	$9,634	$152	$9,786
2022	8,443	165	8,608
2023	5,966	134	6,100
2024	6,233	135	6,368
2025	3,840	132	3,972
Thereafter	7,458	—	7,458

Total lease payments	41,574	718	42,292
Less: Imputed interest	(7,333)	(70)	(7,403)

Total lease liabilities	$34,241	$648	$34,889

11. Redeemable Common Units and Members’ Equity

The summary of Profit Interest transactions for the three months ended March 27, 2021 is as follows:

Class B common units
Balance as of December 26, 2020	21,079,489
Issued	1,928,142
Forfeited	(235,756)

Balance as of March 27, 2021	22,771,875

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(dollars in thousands, except unit data)

The total fair value of Profit Interests vesting and recognized as stock-based compensation expense within Selling, general, and administrative expenses in the Consolidated Statements of Operations was $0.9 million and $1.6 million for the three months ended March 27, 2021 and March 28, 2020, respectively.

12. Restructuring

The Company periodically initiates management approved restructuring activities to achieve cost savings through reduced operational redundancies and to strategically position the Company in the market in response to prevailing economic conditions and associated customer demand. Costs associated with restructuring actions include severance and related benefit charges, and elimination of office space. For involuntary separation plans, a liability is recognized when it is probable, reasonably estimated, and communicated to employees. For voluntary separation plans, a liability is recognized when the employee irrevocably accepts the termination. For elimination of office space, a liability is recognized when the Company executes an agreement to close the space. The Company records all reserves within Accrued expenses and other current liabilities on the Condensed Consolidated Balance Sheets. A summary of the restructuring activity and related reserves at March 27, 2021 is as follows:

	Severance Pay and Benefits	Elimination of Office Space
Accrued Balance at December 26, 2020	$2,330	$—
2021 Charges	32	3,243
2021 Cash Payments	(1,221)	(8,000)

Accrued Balance at March 27, 2021	$1,141	$—

All restructuring occurred in the Company’s North American segment.

13. Related-Party Transactions

The Company did not enter into any new material related party transactions during the three months ended March 27, 2021 and three months ended March 28, 2020.

14. Contingencies

The Company recognizes liabilities for contingencies and commitments when a loss is probable, and the amount can be reasonably estimated. The Company is involved in various lawsuits as defendant or co-defendant, and plaintiff, which have arisen in the ordinary course of business concerning various matters. The Company believes that the results of such matters will not have a material adverse effect on the consolidated financial position or results of operations of the Company.

15. Segment Information

We have defined our operating segments on a geographic basis, as this aligns with how our Chief Operating Decision Makers’ (“CODM”) manage our business, including resource allocation and performance assessment.

The North America segment includes the United States, Canada, Mexico and export markets where we market, sell or distribute our products from the United States. This segment represents

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(dollars in thousands, except unit data)

results of operations conducted by us or indirectly through distributors located in such countries. The North America segment is responsible for our yogurt, Oat Milk, Coffee Creamers and Coffee market positions, as well as our food service market positions in the United States, Canada and Mexico.

The International segment includes Australia and countries other than those included in the North America segment where we currently manufacture, market, sell or distribute our products. In Australia, we sell our yogurt under the Chobani and Gippsland Dairy brands.

The CODM evaluates segment performance based on several factors, including net sales, and adjusted EBITDA. EBITDA consists of net income (loss) before interest expense, income tax provision and depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted for unusual items and other adjustments such as gain on extinguishment of debt, asset impairment and gain or loss on disposals, restructuring costs, stock based compensation expense, costs related to new platforms, and non-recurring and other charges. The CODM uses adjusted EBITDA as a measurement to evaluate performance and allocate resources.

The CODM does not use assets by segment to evaluate performance or allocate resources. Therefore, we do not disclose assets by segment.

Our segment net sales were as follows:

	Three Months Ended
	March 27, 2021	March 28, 2020
Net Sales:
North America	$348,880	$331,976
International	36,159	33,706

Total net sales	$385,039	$365,682

Segment Adjusted EBITDA was:

	Three Months Ended
	March 27, 2021	March 28, 2020
Segment Adjusted EBITDA:
North America Adjusted EBITDA	$40,477	$38,135
Asset impairment and gain/loss on disposals	108	16
Non-recurring and other charges	(1,938)	(301)
Restructuring costs	(3,275)	—
Stock based compensation expense	(907)	(1,615)
Costs related to new products	(973)	(8,691)
International Adjusted EBITDA	2,059	4,157
Non-recurring and other charges	(186)	—

EBITDA	35,365	31,701
Depreciation and amortization	(26,689)	(26,941)
Income tax provision	(67)	(424)
Interest expense, net	(23,081)	(22,910)

Net Loss	$(14,472)	$(18,574)

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(dollars in thousands, except unit data)

Depreciation and amortization expense included within segment income presented above is as follows:

	Three Months Ended
	March 27, 2021	March 28, 2020
North America	$24,831	$25,305
International	1,858	1,636

Total	$26,689	$26,941

Additional information regarding property, plant & equipment disaggregated by segment is as follows:

	As of
	March 27, 2021	December 26, 2020
North America	$615,101	$635,023
International	30,079	30,452

Total	$645,180	$665,475

Additional information regarding purchases of property, plant & equipment disaggregated by segment is as follows:

	Three Months Ended
	March 27, 2021	March 28, 2020
North America	$19,948	$28,502
International	317	1,618

Total	$20,265	$30,120

Additional information regarding our net sales disaggregated by product line is as follows:

	Three Months Ended
	March 27, 2021	March 28, 2020
Net Sales by Product Category:
Yogurt Products	$338,885	$324,063
Other	46,154	41,619

Total net sales	$385,039	$365,682

16. Derivative Financial Instruments

In May 2019, the Company entered into three 24-month, floating-to-fixed interest rate swap contracts with $300.0 million total notional amount to hedge LIBOR based interest payments on a portion of the Company’s First Lien Term Loan facility. In December 2019, the Company entered into two 24-month, floating-to-fixed interest rate swap contracts with $150.0 million total notional amount to

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(dollars in thousands, except unit data)

hedge LIBOR based interest payments on a portion of the Company’s First Lien Term Loan facility. Both the May 2019 and December 2019 contracts expire in February 2022. These swaps were designated as cash flow hedges. On October 23, 2020, the Company terminated $50.0 million notional interest rate swap that became effective on February 28, 2020. The Company expects to recognize $4.3 million of interest expense from Accumulated Other Comprehensive Loss in the next 12 months related to the $400.0 million notional interest rate swaps. The Company expects to recognize $0.4 million of interest expense from Accumulated Other Comprehensive Loss in the next 12 months due to the termination of the $50.0 million notional interest rate swap.

The interest rate swaps are valued using an income approach with factors such as interest rates and yield curves, which represent market observable inputs and are generally classified as Level 2. The fair value changes in the swap contracts are recorded in other comprehensive income and reclassified into interest expense over the life of the underlying debt obligations.

Presented in the table below is the fair value of derivatives:

		March 27, 2021		December 26, 2020
	Balance Sheet Caption	Fair Value of Derivative Asset	U.S. Dollar Notional	Fair Value of Derivative Asset	U.S. Dollar Notional
Derivatives Designated as Hedging Instruments:
Interest rate swap contracts (current)	Accrued expenses and other current liabilities	$(3,865)	$400,000	$—	$—
Interest rate swap contracts (non-current)	Other liabilities	$—	$—	$(4,906)	$400,000

The table below provides information and pretax gain or loss amounts for derivatives that are designated in a fair value hedging relationship:

	Three Months Ended
	March 27, 2021	March 28, 2020
Derivatives Designated in a Cash Flow Hedging Relationship:
Interest rate swap contracts
Amount of gain (loss) recognized in OCI on derivatives	$1,041	$(5,378)

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Chobani Global Holdings, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(dollars in thousands, except unit data)

17. Accumulated Other Comprehensive Loss

The components of Accumulated Other Comprehensive Loss were as follows:

	Foreign Currency Translation Adjustments	Gains (Losses) on Cash Flow Hedges	Total Accumulated Other Comprehensive Loss
Balance at December 28, 2019	$(20,650)	$(3,631)	$(24,281)
Other comprehensive loss before reclassifications	(5,211)	(5,504)	(10,715)
Amounts reclassified from accumulated other comprehensive loss	—	129	129

Net current-period other comprehensive loss	(5,211)	(5,375)	(10,586)

Balance at March 28, 2020	$(25,861)	$(9,006)	$(34,867)

Balance at December 26, 2020	$(15,960)	$(5,342)	$(21,302)

Other comprehensive income before reclassifications	302	102	404
Amounts reclassified from accumulated other comprehensive loss	—	1,032	1,032

Net current-period other comprehensive income	302	1,134	1,436

Balance at March 27, 2021	$(15,658)	$(4,208)	$(19,866)

18. Subsequent Events

The Company has evaluated events through July 6, 2021, the date the financial statements were issued. There were no subsequent events that require disclosure.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

             Shares

Class A Common Stock

Prospectus

Goldman Sachs & Co. LLC

BofA Securities

                    , 2021

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. Except as otherwise noted, we will pay all of these amounts. All amounts except the SEC registration fee, the FINRA fee and the stock exchange listing fee are estimated.

SEC Registration Fee	$	*
FINRA Filing Fee		*
Stock Exchange Listing Fee		*
Printing Costs		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Transfer Agent Fees and Expenses		*
Miscellaneous Expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Our certificate of incorporation will provide that, to the fullest extent permitted by the Delaware General Corporate Law, or the DGCL, no director shall be personally liable to our company or its stockholders for monetary damages for breach of fiduciary duty as a director. Our bylaws will provide that each person who was or is party or is threatened to be made a party to, or was or is otherwise involved in, any threatened, pending or completed proceeding by reason of the fact that he or she is or was a director or officer of our company or was serving at the request of our company as a director, officer, employee, agent or trustee of another entity shall be indemnified and held harmless by us to the full extent authorized by the DGCL against all expense, liability and loss actually and reasonably incurred in connection therewith, subject to certain limitations.

Section 145(a) of the DGCL authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides in relevant part that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The DGCL also provides that indemnification under Sections 145(a) and (b) can only be made upon a determination that indemnification of the present or former director, officer or employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Sections 145(a) and (b). Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of directors who are not a party to the action at issue (even though less than a quorum), (2) by a majority vote of a designated committee of these directors (even though less than a quorum), (3) if there are no such directors, or these directors authorize, by the written opinion of independent legal counsel, or (4) by the stockholders.

Section 145(g) of the DGCL also empowers a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145 of the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide for eliminating or limiting the personal liability of one of its directors for any monetary damages related to a breach of fiduciary duty as a director, as long as the corporation does not eliminate or limit the liability of a director for acts or omissions which (1) were in bad faith, (2) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, (3) the director derived an improper personal benefit from (such as a financial profit or other advantage to which such director was not legally entitled) or (4) breached the director’s duty of loyalty.

We expect to enter into indemnification agreements with each of our officers and directors that provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification of our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sale of Unregistered Securities.

We have not sold any securities registered or otherwise, within the past three years.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Item 16. Exhibits and Financial Data Schedules.

Exhibit Index

Exhibit No.	Description of Exhibit

1.1	Form of Underwriting Agreement.*

3.1	Form of Amended and Restated Certificate of Incorporation to be in effect upon completion of this offering.*

3.2	Form of Amended and Restated Bylaws to be in effect upon completion of this offering.*

4.1	Form of Registration Rights Agreement.*

4.2	Indenture, dated as of April 13, 2017, relating to the 7.50% Senior Unsecured Notes due 2025, by and among Chobani, LLC, as issuer, Chobani Finance Corporation, Inc., as co-issuer, Chobani Global Holdings, LLC, as parent guarantor, the subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as trustee.*

4.3	Indenture, dated as of October 23, 2020, relating to the 4.625% Senior Secured Notes due 2028, by and among Chobani, LLC, as issuer, Chobani Finance Corporation, Inc., as co-issuer, Chobani Global Holdings, LLC, as parent guarantor, the subsidiary guarantors party thereto and Wells Fargo Bank, National Association, as trustee and collateral agent.*

4.4	Form of 7.50% Senior Unsecured Note due 2025 (included in Exhibit 4.2).*

4.5	Form of 4.625% Senior Secured Note due 2028 (included in Exhibit 4.3).*

5.1	Opinion of Gibson, Dunn & Crutcher LLP.*

10.1	Form of Amended & Restated Chobani Global Holdings, LLC Agreement to be in effect upon completion of this offering.*

10.2	Form of Tax Receivable Agreement.*

10.3	Form of Indemnification Agreement entered into with Directors and Executive Officers.*

10.4	Form of Chobani Inc. 2021 Equity Incentive Plan.*

10.5	Chobani Global Holdings, LLC Incentive Plan.*

10.6	CGH Management Holdings, LLC 2016 Management Plan (Amended and Restated as of January 1, 2020) and Form of Grant Agreement.*

10.7	CGH Management Holdings, LLC 2020 Management Plan and Form of Grant Agreement.*

10.8	Chobani, LLC 2020 Long Term Incentive Plan and Form of Award Notice.*

10.9	Chobani Global Holdings, LLC 2016 Growth Sharing Plan.*

10.10	Chobani Global Holdings, LLC 2020 Value Sharing Plan.*

10.11	First Lien Credit Agreement, dated as of October 7, 2016, by and among Chobani Global Holdings, LLC, Chobani, LLC, Bank of America, N.A. as administrative agent, and the other lenders and parties thereto.*

10.12	Amendment No. 1 to the First Lien Credit Agreement, dated as of April 13, 2017, by and among Chobani Global Holdings, LLC, Chobani, LLC, Bank of America, N.A. as administrative agent, and the other lenders and parties thereto.*

10.13	Amendment No. 2 to the First Lien Credit Agreement, dated as of October 10, 2017, by and among Chobani Global Holdings, LLC, Chobani, LLC, Bank of America, N.A. as administrative agent, and the other lenders and parties thereto.*

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

Exhibit No.	Description of Exhibit

10.14	Amendment No. 3 to the First Lien Credit Agreement, dated as of October 23, 2020, by and among Chobani Global Holdings, LLC, Chobani, LLC, Bank of America, N.A. as administrative agent, and the other lenders and parties thereto.*

10.15	Employment Letter between Hamdi Ulukaya and Chobani Global Holdings, LLC, dated June 27, 2018.*

10.16	Employment Letter Amendment between Hamdi Ulukaya and Chobani Global Holdings, LLC, dated December 20, 2018.*

10.17	Employment Agreement between Michelle Brooks and Chobani Global Holdings, LLC, dated December 7, 2020.*

10.18	Amendment to Employment Agreement between Michelle Brooks and Chobani Global Holdings, LLC, dated February 26, 2021.*

10.19	Amendment to Employment Agreement between Michelle Brooks and Chobani Global Holdings, LLC, dated June 30. 2021.*

10.20	Employment Agreement between Peter McGuinness and Chobani Global Holdings, LLC, dated February 12, 2020.*

10.21	Employment Agreement between Kathleen A. Leo and Chobani Global Holdings, LLC, dated May 10, 2016.*

10.22	Offer Letter between Jason Blaisure and Agro Farma, Inc. dated November 1, 2011.*

10.23	Amendment to Offer Letter between Jason Blaisure and Chobani, LLC, dated August 2018.*

10.24	Amendment to Offer Letter between Jason Blaisure and Chobani, LLC, dated August 21, 2020.*

21.1	Subsidiaries of the Registrant.*

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm, as to Chobani Global Holdings, LLC.

23.2	Consent of Ernst & Young LLP, independent registered public accounting firm, as to Chobani Inc.*

23.3	Consent of Gibson, Dunn & Crutcher LLP (to be included in Exhibit 5.1).*

24.1	Powers of Attorney (included on the signature page hereto).*

*	To be filed by amendment.

(b)	Financial Statement Schedule

None. Financial statement schedules have been omitted because the information is included in our consolidated financial statements included elsewhere in this Registration Statement.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Chobani Inc. Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Berlin, State of New York, on                      , 2021.

Chobani Inc.

By:
Name:	Hamdi Ulukaya
Title:	Founder, Chief Executive Officer and Chairperson

POWER OF ATTORNEY

KNOW ALL PEOPLE BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints                      and                     , and each of them, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place or stead, in any and all capacities (including, the capacities listed below), to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, the following persons have signed this Registration Statement in the capacities and on the date indicated.

Hamdi Ulukaya	Founder, Chief Executive Officer and Chairperson (Principal Executive Officer)	, 2021

Jody Macedonio	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2021

Peter McGuinness	President and Chief Operating Officer	, 2021

Giovanni (John) Prato	Director	, 2021

Jim Walker	Director	, 2021